As filed with the Securities and Exchange Commission on October 16, 1997

Registration No. 333-35721
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                             Amendment No. 1 to
                             ------------------
                                  FORM S-4
                           REGISTRATION STATEMENT
                     UNDER THE SECURITIES ACT OF 1933

                             ------------------
                         FIRST BANKS AMERICA, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                              6021                      75-1604965
(State or other jurisdiction of       (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)        Classification Code Number)      Identification No.)

                             ------------------
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)

                                135 North Meramec
                             Clayton, Missouri 63105
                                (314) 854-4600

                             ------------------
(Name, address, including zip code, and
telephone number, including area code,
of agent for service)                    Copies to:

     Allen H. Blake                         John S. Daniels, Esq.                 Kerry C. Smith, Esq.
 First Banks America, Inc.              8117 Preston Road, Suite 800              Hovis, Smith et al.
  11901 Olive Boulevard                      Dallas, Texas 75225                    100 Pine Street
Creve Coeur, Missouri 63141                    (214) 696-3200                San Francisco, California 94111
    (314) 692-6317                                                                    (415) 421-9696

                             ------------------
   Approximate date of proposed sale to the public: As soon as practicable after the Effective Date of this Registration Statement

     If the securities being registered on this Form are being offered in connection with the formation of a holding company
       and there is compliance with General Instruction G, check the following box: / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement: / /

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

                                           CALCULATION OF REGISTRATION FEE

                          --------------------------------------------------------------
                                                       Proposed maximum
   Title of each class of          Amount to be      offering price per        Proposed maximum               Amount of
securities to be registered         registered             share            aggregate offering price       registration fee

    --------------------------------------------------------------------------------------------------------------
 Common Stock ($.15 par
    value per share)           456,187 shares <F1>      $    N/A               $3,260,637 <F2>               $ 652.12 <F3>

    --------------------------------------------------------------------------------------------------------------

<F1> The maximum number of shares of registrant's common stock to be issued in the merger described herein.
<F2> Estimated solely for purpose of calculating the registration fee.  No shares are offered hereunder for cash.
<F3> Registration fee is calculated pursuant to Rule 457(f) based on the book value of the common stock and preferred stock of Surety Bank as of June 30, 1997, less the cash consideration to be paid by the registrant.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               SURETY BANK
                          116 Springstowne Center
                         Vallejo, California 94591
                              (707) 554-0390


                             October 20, 1997

Dear Shareholder:

      You are cordially invited to attend a Special Meeting of the Shareholders of Surety Bank ("Surety") which will be held on Wednesday, November 19, 1997, at 5:00 p.m., local time, at the Bank's office, 116 Springstowne Center, Vallejo, California.

      The purpose of the Special Meeting is for the holders of Surety's common stock to consider and vote upon the Agreement and Plan of Reorganization dated as of July 28, 1997 (the "Reorganization Agreement"), between Surety and First Banks America, Inc., a Delaware corporation ("FBA"). The Reorganization Agreement provides for the merger of Surety with and into an interim bank organized as a wholly-owned subsidiary of FBA (the "Merger").
FBA is a bank holding company headquartered in Clayton, Missouri. Through its wholly owned banking subsidiaries, FBA currently operates eight banking offices in California and Texas.

      If the Merger is approved and completed, holders of common stock and preferred stock of Surety will be given the opportunity to make elections to receive either common stock of FBA or cash in exchange for their shares. The actual number of shares of FBA common stock will be determined based on a formula set forth in the Reorganization Agreement, taking into consideration the average closing prices of FBA common stock during a twenty day trading period ending shortly prior to the Special Meeting and the total number of shares of Surety common stock and Surety preferred stock outstanding. Based on the closing price of FBA common stock on October 6, 1997, a holder of Surety common stock would receive cash of $36.12 or 2.5879 shares of FBA Common Stock for each share of Surety common stock. Using the same assumption, a holder of Surety preferred stock would receive cash equal to $30.73 or 2.2015 shares of FBA common stock for each share of Surety preferred stock. The exact exchange ratios applicable to shares of FBA common stock have not yet been determined and are likely to vary from those used in the examples.

      Additional information concerning the procedure for determining the exchange ratio, the election procedures to be followed by shareholders of Surety in selecting a form of consideration to be received, the allocation system to be used with respect to oversubscriptions for cash or FBA common stock, and other aspects of the proposal are contained in the Proxy Statement-Prospectus. Each shareholder of Surety is urged to read the Proxy Statement-Prospectus completely.

      The Board of Directors of Surety has carefully considered and approved the Reorganization Agreement and believes that the Merger is in the best interests of Surety and its shareholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF SURETY COMMON STOCK VOTE FOR APPROVAL OF THE REORGANIZATION AGREEMENT AND THE MERGER. Holders of preferred stock of Surety are not entitled to vote at the Special Meeting, and no proxy is requested with respect to shares of preferred stock.

      YOUR VOTE IS IMPORTANT. All holders of Surety common stock are urged to sign, date and mail the enclosed proxy card promptly in the postage-prepaid envelope provided. If you attend the Special Meeting, you may revoke your proxy and vote in person even if you have already mailed your proxy card.

      On behalf of the Board of Directors, we wish to thank you for your support.


                                        Sincerely yours,


                                        Albert M. Lavezzo
                                        Chairman of the Board


                                        John A. DiMichele
                                        President and Chief Executive Officer

                                SURETY BANK
                          116 Springstowne Center
                          Vallejo, California 94591
                                (707) 554-0390


                                   NOTICE
                       SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON NOVEMBER 19, 1997


      NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") owning Common Stock of Surety Bank ("Surety") will be held at 116 Springstowne Center, Vallejo, California, on Wednesday, November 19, 1997 at 5:00 p.m. Pacific time, for the purpose of considering and voting upon:

      1. A proposal to approve and adopt the Agreement and Plan of Reorganization dated as of July 28, 1997 (the "Reorganization Agreement") between First Banks America, Inc., a Delaware corporation ("FBA"), and Surety, wherein each share of Surety's common and preferred stock outstanding at the effective time of the merger will be converted into the right to receive either cash or shares of FBA common stock, all as more particularly described in the accompanying Proxy Statement-Prospectus and the Appendices thereto.

      2. Such other matters as may properly come before the Meeting, or any adjournments or postponements thereof.

      A proxy card and a Proxy Statement-Prospectus for the Meeting are enclosed. The Board of Directors is not aware of any other business to come before the Meeting.

      Any action may be taken on the foregoing proposal at the Meeting on the date specified above or any adjournment or postponement thereof.
Shareholders of Surety common stock of record at the close of business on October 1, 1997 are the only shareholders entitled to vote at the Meeting and any adjournment or postponement thereof. The Board of Directors can authorize any adjournment or postponement of the Meeting.

      Any shareholders of Surety common stock who wish to perfect dissenters' appraisal rights for their shares must comply with the requirements of Chapter 13 of the California General Corporation Law ("CGCL"), which are set forth in Appendix C to the accompanying Proxy Statement-Prospectus. See Appendix C for the provisions of Chapter 13 of the CGCL. A shareholder's failure to follow exactly the procedures specified will result in a loss of dissenters' appraisal rights.

      The affirmative vote of the holders of a majority of the outstanding shares of Surety common stock is required to approve the Reorganization Agreement. You are requested to vote, sign and date the enclosed form of proxy, which is solicited by the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the meeting in person.

                                            By order of the Board of Directors



                                            Jack Wilson
                                            Secretary
Vallejo, California
October 20, 1997


      IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING OR NOT, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE SELF-ADDRESSED POSTAGE-PAID ENVELOPE. THE BOARD OF DIRECTORS OF SURETY RECOMMENDS THAT THE COMMON SHAREHOLDERS VOTE TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

           PROXY STATEMENT                    PROSPECTUS
            SURETY BANK                FIRST BANKS AMERICA, INC.
       116 Springstowne Center             135 North Meramec
      Vallejo, California 94591         Clayton, Missouri 63105
          (707) 554-0390                    (314) 854-4600


                      456,187 SHARES OF COMMON STOCK
                        (PAR VALUE $.15 PER SHARE)

      This Proxy Statement-Prospectus is being furnished to the holders of common stock, par value $1.00 per share, of Surety Bank, a California banking association ("Surety"), in connection with the solicitation of proxies by the Board of Directors of Surety to be voted at the Special Meeting of Surety's shareholders to be held at the Bank's office, 116 Springstowne Center, Vallejo, California, at 5:00 p.m. (local time) on Wednesday, November 19, 1997, and at any adjournments thereof (the "Special Meeting").

      This Proxy Statement-Prospectus relates to up to 456,187 shares of common stock, par value $.15 per share ("FBA Common"), of First Banks America, Inc., a Delaware corporation which is a registered bank holding company ("FBA"), to be issued upon the merger (the "Merger") of Surety with and into a California-chartered banking association organized as a wholly-owned subsidiary of FBA, pursuant to an Agreement and Plan of Reorganization dated as of July 28, 1997 (the "Reorganization Agreement").
In the Merger, each share of Surety's common stock, par value $1.00 per share ("Surety Common Stock"), and of its preferred stock, par value $1.00 per share ("Surety Preferred Stock") outstanding at the effective time of the Merger will be converted into the right to receive either cash or shares of FBA Common. Holders of Surety Common Stock will be given the opportunity to make an election to receive cash equal to $36.12 per share or a number of shares of FBA Common determined pursuant to a formula. Shares of Surety Preferred Stock, which are convertible into shares of Surety Common Stock, will be treated as if they were converted into the appropriate number of shares of Surety Common Stock and then converted in the same manner as the existing Surety Common Stock; this has the effect of allowing holders of shares of Surety Preferred Stock to elect to receive cash equal to $30.73 per share of Surety Preferred Stock or a number of shares of FBA Common determined pursuant to the formula applicable to Surety Common Stock.

      The Reorganization Agreement provides that, unless the proportions are adjusted, 51% of the aggregate Surety Common Stock (after giving effect to the conversion of Surety Preferred Stock) will be converted to the right to receive FBA Common, and 49% will be converted to the right to receive cash, at the prices stated above. Assuming that the elections received from shareholders are not in exact proportion to these amounts, an allocation process will be used to apportion the consideration; however, if shareholders of Surety in the aggregate elect to convert more than 51% of the aggregate Surety Common Stock into FBA Common, FBA and Surety have reserved the right to agree to increase the portion of the consideration to consist of FBA

Common to equal up to 65% of the outstanding Surety Common Stock. There is no obligation for them to do so.

      As set forth in the Reorganization Agreement, the number of shares of FBA Common to be issued for each share of Surety Common Stock that is converted into shares of FBA Common will be calculated based on the average price of FBA Common over a 20-day period ending on the Friday preceding the Special Meeting. The resulting exchange ratio (the "Exchange Ratio") will not be lower than 2.5879 and will not be higher than 3.5005 except in certain circumstances more fully described herein. See "THE MERGER--Terms of the Merger--Merger Consideration" for further discussion of the Exchange Ratio.

      This Proxy Statement-Prospectus constitutes (1) the Proxy Statement of Surety for the solicitation of proxies from the holders of Surety Common Stock (the "Surety Common Shareholders") by the Board of Directors of Surety to be voted at the Special Meeting to consider and vote upon the proposal to approve the Reorganization Agreement and the Merger, and (2) the Prospectus of FBA for the shares of FBA Common to be issued in the Merger. Consummation of the Merger is subject to various conditions, including the approvals of the holders of Surety Common Stock, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Deposit Insurance Corporation (the "FDIC") and the Commissioner of Financial Institutions of the State of California (formerly known as the Superintendent of Banks) (the "Commissioner"). The holders of Surety Preferred Stock are not entitled to vote on the Merger, and their proxies are not solicited in this Proxy Statement-Prospectus.

      FBA Common is traded on the New York Stock Exchange; Surety Common Stock and Surety Preferred Stock have not been traded in any recognized securities market, although shares have been bought and sold from time to time in privately negotiated transactions through local securities broker-dealers.
The closing price of one share of FBA Common on the New York Stock Exchange (the "NYSE") was $13.00 on July 28, 1997 (the last day prior to the public announcement of the Merger), and was $18.50 on October 6, 1997.

      Subsequent to the execution of the Reorganization Agreement, FBA entered into an agreement providing for the merger of First Commercial Bancorp, Inc., a Delaware corporation which is a bank holding company ("FCB"), with and into FBA (the "FCB Merger"). Shareholders of FCB would receive an aggregate of approximately 752,000 shares of FBA Common as consideration in the merger of FCB into FBA, and FBA will also sell 804,000 shares of FBA Common to its controlling shareholder, First Banks, Inc. in the transaction and thereby reduce its outstanding debt by approximately $10 million. FBA has also entered into an agreement to acquire Pacific Bay Bank, San Pablo, California, for cash consideration of $4.2 million. Additional information regarding the proposed acquisition of FCB, which is subject to the approval of the shareholders of both FBA and FCB and the acquisition of Pacific Bay Bank, subject to the approval of its shareholders, is contained in this Proxy Statement-Prospectus.

      All information contained in this Proxy Statement-Prospectus with respect to FBA has been supplied by FBA, and all information with respect to Surety has been supplied by Surety.

      The Proxy Statement-Prospectus is first being mailed to the holders of Surety Common Stock on or about October 20, 1997.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE CALIFORNIA DEPARTMENT OF FINANCIAL INSTITUTIONS, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION OR THE CALIFORNIA DEPARTMENT OF FINANCIAL INSTITUTIONS, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

      No person is authorized to give any information or to make any representation not contained in this Proxy Statement-Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement-Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement-Prospectus or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it would be unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Proxy Statement-Prospectus nor any distribution of the securities to which it relates shall, under any circumstances, create an implication that there has been no change in the affairs of FBA or Surety or in the information set forth herein since the date of this Proxy Statement-Prospectus.

      The date of this Proxy Statement-Prospectus is October 20, 1997.

                                        TABLE OF CONTENTS

AVAILABLE INFORMATION                                                                      7
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                                            7
SUMMARY                                                                                    9
    The Parties                                                                            9
    The Special Meeting                                                                   10
    Stock Held By Affiliates                                                              10
    The Merger                                                                            11
    Dissenters' Rights                                                                    15
    Market Prices and Dividends                                                           15
    Differences in Shareholders' Rights                                                   17
    Pending FBA Transactions                                                              17
    Summary of Comparative Per Share Data                                                 18
RISK FACTORS                                                                              19
    Control of FBA by First Banks, Inc.                                                   19
    Acquisition of FCB and Pacific Bay Bank by FBA                                        20
    Profitability of FBA and FCB                                                          20
    Dividends                                                                             21
    Public Market for FBA Common                                                          21
    Operating Requirements Associated with Geographic Dispersion                          21
    Dependence on Future Growth Through Acquisitions                                      22
INTRODUCTION                                                                              22
THE SPECIAL MEETING                                                                       23
    Record Date; Vote Required                                                            23
    Holders of Surety Common Stock                                                        24
    Proxies; Revocation; Solicitation                                                     25
SELECTED CONSOLIDATED FINANCIAL DATA OF SURETY BANK AND
    SUBSIDIARY                                                                            27
SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST BANKS AMERICA,
    INC. AND SUBSIDIARIES                                                                 28
THE MERGER                                                                                29
    Background and Reasons for the Transaction                                            29
    Opinion of Surety's Financial Advisor                                                 36
    Terms of the Merger                                                                   39
    Certain Federal Income Tax Consequences of the Merger                                 45
    Resale of FBA Common                                                                  48
    Regulatory Approvals                                                                  48
    Charter and By-Laws of Surviving Bank                                                 49
    Dissenters' Rights                                                                    49
    Management and Operations After the Merger                                            52
    New York Stock Exchange Listing                                                       52
    Exchange of Surety Certificates                                                       52
    Accounting Treatment                                                                  53

                                    4

THE REORGANIZATION AGREEMENT                                                              53
    The Merger                                                                            53
    Representations and Warranties of FBA and Surety                                      54
    Conditions to Consummation of the Merger                                              55
    Conduct of Surety's Business Pending the Merger                                       56
    Additional Agreements                                                                 58
    Termination; Damages                                                                  59
    Amendment and Waiver                                                                  60
    Expenses                                                                              60
THE STOCK OPTION AGREEMENT                                                                60
    Shares Subject to the Option                                                          60
    Exercise of the Option                                                                60
    Termination of the Option                                                             62
INTERESTS OF CERTAIN PERSONS IN THE MERGER                                                62
    Indemnification                                                                       62
    Employment and Severance Arrangements                                                 63
    Continuing Services as Director                                                       64
    Options                                                                               64
BUSINESS OF FBA                                                                           65
    Description of Business                                                               65
    Recent Developments                                                                   65
DESCRIPTION OF FBA CAPITAL STOCK                                                          66
    Common Stock                                                                          66
    Class B Common Stock                                                                  66
    Preferred Stock                                                                       67
FBA COMMON REGISTERED FOR RESALE                                                          67
BUSINESS OF SURETY BANK                                                                   68
    General                                                                               68
    Market Areas                                                                          69
    Lending Activities                                                                    69
    Mortgage Banking Operations                                                           69
    Investment Portfolio                                                                  69
    Deposits                                                                              70
    Competition and Branch Banking                                                        70
    Supervision and Regulation                                                            70
    Properties                                                                            77
COMPARATIVE RIGHTS OF SHAREHOLDERS OF SURETY AND FBA                                      77
    General                                                                               77
    Assessability                                                                         78
    Dividend Restrictions                                                                 79
    Transferability of Stock                                                              80
    Voting Rights; Cumulative Voting                                                      80
    Size and Classification of the Board of Directors                                     81
    Removal of Directors                                                                  81

                                    5

    Filling Vacancies on the Board of Directors                                           82
    Special Meeting of Shareholders; Action by Written Consent                            83
    Shareholder Vote for Mergers and Other Reorganizations                                84
    Liability of Directors for Breach of Fiduciary Duty                                   86
    Indemnification of Directors and Officers                                             86
    Dissenters' Rights                                                                    87
    Summary                                                                               88
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS OF SURETY BANK                                    89
PRO FORMA FINANCIAL INFORMATION                                                          111
OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE
    SPECIAL MEETING                                                                      116
LEGAL MATTERS                                                                            116
EXPERTS                                                                                  116
INDEX TO FINANCIAL STATEMENTS                                                            F-1
FINANCIAL STATEMENTS OF SURETY                                                           F-3

Agreement and Plan of Reorganization                                            Appendix A-1
Stock Option Agreement                                                          Appendix A-2
Opinion of Financial Advisor                                                      Appendix B
Section 1300-1312 of the California General Corporation Law                       Appendix C

                                    6

                           AVAILABLE INFORMATION

      FBA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"), relating to its business, financial statements and other matters. The registration statement discussed below and the exhibits thereto as well as reports, proxy statements and other information filed by FBA may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants at http://www.sec.gov. FBA Common is listed on the New York Stock Exchange ("NYSE") and reports, proxy statements and other information concerning FBA are available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

      FBA has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the FBA Common to be issued in the Merger (the "Registration Statement"). As permitted by the rules and regulations of the SEC, this Proxy Statement-Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits filed as a part thereof or incorporated by reference therein.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      There are hereby incorporated by reference into and made a part of this Proxy Statement-Prospectus the following documents filed by FBA with the SEC:

      (1) the Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

      (2) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

      (3) the Current Report on Form 8-K filed on August 7, 1997.

      The specified portions of the following documents of FBA previously filed pursuant to the Exchange Act, copies of which are delivered together with this Proxy Statement-Prospectus, are also incorporated by reference herein. Such documents are being delivered with this Proxy Statement-Prospectus, but the remainder of the 1996 Annual Report to Stockholders, other than the specific portions specified below, is not incorporated by reference herein and is not a part of this registration statement:

               Document                                             Portion(s) Incorporated by Reference
               --------                                             ------------------------------------
1996 Annual Report to Stockholders                          (1)  Selected Consolidated and Other Financial Data
                                                            (2)  Quarterly Condensed Financial Data
                                                            (3)  Management's Discussion and Analysis

Quarterly Report on Form 10-Q for the
quarter ended March 31, 1997                                All

Quarterly Report on Form 10-Q for the
quarter ended June 30, 1997                                 All

      Such incorporation by reference will not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K. All documents filed by FBA pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus and to be a part hereof from the respective dates of filing of such documents.

      Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or deemed incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement-Prospectus, except as so modified or superseded.

      This Proxy Statement-Prospectus incorporates documents by reference which are not presented herein or delivered herewith. FBA hereby undertakes, with respect to the documents listed above filed with the SEC, to provide without charge to each person, including any beneficial owner to whom this Proxy Statement-Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated into this Proxy Statement-Prospectus and deemed to be part hereof, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for documents filed by FBA should be directed to Allen H. Blake, Secretary, FBA, 11901 Olive Boulevard, Creve Coeur, Missouri 63141, telephone (314) 692-6317. In order to ensure timely delivery of documents prior to the Special Meeting, any request should be made by November 12, 1997.

      THIS PROXY STATEMENT-PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONTAIN CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF FBA AND THE POTENTIAL EFFECTS OF THE MERGER. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE FORWARD LOOKING STATEMENTS HEREIN INCLUDE GENERAL MARKET CONDITIONS AND THOSE WITH A SPECIFIC IMPACT ON THE BANKING INDUSTRY, AS WELL AS THE SPECIFIC RISKS AND UNCERTAINTIES IDENTIFIED IN THE SECTION OF THIS PROXY STATEMENT-PROSPECTUS ENTITLED "RISK FACTORS."

                                  SUMMARY

      The following constitutes a brief summary, for the convenience of the shareholders of Surety, of the information contained in this Proxy Statement-Prospectus, including Appendices A, B and C hereto, relating to the proposal to approve the Reorganization Agreement. The summary is necessarily selective and is qualified in its entirety by the more extensive discussion contained elsewhere in this Proxy Statement-Prospectus, by Appendices A, B and C hereto and by the documents incorporated by reference herein. Surety shareholders are encouraged to read carefully this Proxy Statement-Prospectus, including the following Appendices:

         Appendix A-1                    Agreement and Plan of Reorganization

         Appendix A-2                    Stock Option Agreement

          Appendix B                     Opinion of Baxter Fentriss and Company
                                         (the financial advisor to the Board
                                         of Directors of Surety)

          Appendix C                     Sections 1300-1312 of the California
                                         General Corporation Law (governing
                                         the rights of dissenting shareholders
                                         of Surety)

The Parties

FBA

      FBA is a Delaware corporation registered as a bank holding company, with its principal executive offices at 135 North Meramec, Clayton, Missouri (having recently relocated such offices from Houston, Texas). Through its two wholly-owned subsidiary banks, BankTEXAS National Association ("BankTEXAS") and Sunrise Bank of California ("Sunrise"), FBA operates eight banking offices located in Roseville and Rancho Cordova, California and Houston, Dallas, Irving and McKinney, Texas. FBA's subsidiary banks offer a broad range of commercial and personal banking services including certificates of deposit, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts and money market accounts. Loans include commercial and industrial, commercial and residential real estate, real estate construction and development and consumer loans. Other financial services include automatic teller machines, telephone banking, lockbox deposits, cash management services, sweep accounts, credit-related insurance and safe deposit boxes.

Surety

      Surety is chartered by the Commissioner, with its principal executive offices at 116 Springstowne Center, Vallejo, California. Surety operates banking offices in Vallejo and Fairfield, California, where it provides traditional banking services to its customers. As of June 30, 1997, Surety had total assets of $72.7 million, total loans of $56 million, total deposits of $66.6 million and $5 million shareholders' equity. A complete description of Surety's business appears herein under the caption "BUSINESS OF SURETY BANK."

The Special Meeting

Time, Date, Place and Purpose

      The Special Meeting will be held on Wednesday, November 19 1997 at 5:00 p.m. (Pacific time), at 116 Springstowne Center, Vallejo, California, to consider and vote upon a proposal to approve the Reorganization Agreement and the transactions contemplated thereby.

Record Date; Vote Required

      The record date for determining the Surety Common Shareholders entitled to notice of and to vote at the Special Meeting is October 1, 1997 (the "Record Date"). The presence, in person or by proxy, of the holders of at least a majority of the total number of outstanding shares of Surety Common Stock is necessary to constitute a quorum at the Special Meeting (holders of Surety Preferred Stock are not entitled to vote at the Special Meeting or to exercise rights as dissenting shareholders). The affirmative vote of the holders of at least a majority of the shares of Surety Common Stock outstanding and entitled to vote at the Special Meeting is necessary to approve the Reorganization Agreement and the Merger.

Stock Held by Affiliates

      The directors and executive officers of Surety and their affiliates beneficially owned as of the Record Date 69,429 shares entitled to vote on the Reorganization Agreement, representing 45.84% of the shares of Surety Common Stock entitled to vote.

The Merger

      The Reorganization Agreement provides that, subject to the election and allocation procedures described herein, each share of Surety Common Stock outstanding at the time of the filing of a duly executed Agreement of Merger with the offices of the Commissioner and the Secretary of State of the State of California (the "Effective Time"), other than shares owned by Surety or its subsidiaries and those with respect to which appraisal rights are perfected, will be converted into either: (i) a number of shares of FBA Common determined by the application of a formula (such number of shares of FBA Common issuable in respect of each share of Surety Common Stock is referred to in this Proxy Statement-Prospectus as the "Stock Consideration"); and/or (ii) cash equal to $36.12 per share, without interest (such cash amount being referred to as the "Cash Consideration"). The formula for determining the Stock Consideration is $38.12 divided by the average of the closing prices per share of FBA Common as reported on the NYSE composite transactions tape for the 20 consecutive days on which shares of FBA Common are traded on the NYSE ending on the Friday prior to the date of the Special Meeting as set forth herein (such average price is referred to in this Proxy Statement-Prospectus as the "FBA Exchange Price"). The formula is subject to limitations on the extent to which fluctuations in the market price of FBA Common will change the Stock Consideration (such limitations are referred to herein as the "Exchange Rate Collar"), which establishes both a minimum and a maximum value on the FBA Exchange Price and a corresponding maximum and minimum number on the Stock Consideration, subject to the right of the party adversely affected by the operation of the Exchange Rate Collar to terminate the Reorganization Agreement, unless the other party makes an acceptable offer to revise the terms of the conversion of Surety Common Stock into FBA Common. Additional information regarding the formula for determining the FBA Exchange Price and the effects of the Exchange Rate Collar is contained in the section of this Proxy Statement-Prospectus entitled "THE MERGER--Terms of the Merger--Merger Consideration."

      Unless increased by FBA with Surety's consent (see "THE MERGER--Terms of the Merger--Allocation"), the aggregate number of shares of FBA Common to be issued in the Merger (the "Stock Amount") will equal the number of shares required by the application of the Exchange Ratio to be issued for 51% of the total number of shares of Surety Common Stock outstanding at the Effective Time; for this purpose, all shares of Surety Preferred Stock will be treated as having been converted into the number of shares of Surety Common Stock into which they are convertible by their terms. In the Reorganization Agreement and in this Proxy Statement-Prospectus, the term "Total Surety Common" is used to refer to the aggregate number of shares of Surety Common Stock outstanding at the Effective Time if all outstanding shares of Surety Preferred Stock were converted or deemed to be converted.

      At the Effective Time, each outstanding share of Surety Preferred Stock (other than any shares owned by Surety or its subsidiaries) will be deemed to be converted into 0.8507 shares of Surety Common Stock (the number into which it is convertible in accordance with the terms of the Surety Preferred Stock). The holders of shares of Surety Preferred Stock will then receive the same consideration as they would receive if the shares were actually converted, but without the necessity of complying with the requirements for conversion as set forth in the terms of the Surety Preferred Stock. Holders of Surety Preferred Stock should therefore review the preceding summary of the manner in which shares of Surety Common Stock are to be converted and sections referred to therein, the remaining sections of this Proxy Statement-Prospectus discussing the manner of making elections and the process to be followed in the allocation of consideration, in order to determine the effect of such procedures on the consideration which they will receive as a result of the Merger. See "THE MERGER--Terms of the Merger--Election Procedures" and "THE MERGER-- Terms of the Merger--Allocation."

      Options on Surety Common Stock outstanding at the Effective Time will be converted into options to purchase shares of FBA Common, in amounts and at exercise prices adjusted to reflect the relative values of Surety Common
Stock and FBA Common reflected in the Exchange Ratio.

Election Procedures

      Shortly after the Special Meeting (assuming that the Merger is approved at the Special Meeting), the Exchange Agent will send to each record holder of shares of Surety Common Stock and Surety Preferred Stock (collectively, "Surety Shareholders") an election form ("Election Statement") and other appropriate transmittal materials permitting such holder to elect to receive Stock Consideration, Cash Consideration, a combination of Stock Consideration and Cash Consideration or to make no election.

      To make an effective election, a Surety Shareholder must submit a properly completed Election Statement which is actually delivered to the Exchange Agent at or prior to the Election Deadline (as defined below) in accordance with the instructions on the Election Statement. An Election Statement will be properly completed only if accompanied by certificates representing all shares covered thereby, and all documentation required by the Exchange Agent. The "Election Deadline" is 5:00 p.m., Eastern time, on the fifteenth calendar day following, but not including, the date of mailing of the Election Statement or such other date upon which FBA and Surety mutually agree.

Allocation

      Because the number of shares of FBA Common and the amount of cash to be paid in the Merger will be fixed pursuant to the Reorganization Agreement, the extent to which the elections made by Surety Shareholders will be accommodated will depend on the number of Surety Shareholders who elect Cash Consideration and Stock Consideration and the number who fail to make any election. Accordingly, a Surety Shareholder who elects to receive all cash or all FBA Common may instead receive partly the non-elected form of consideration, and a Surety Shareholder who elects specific percentages of FBA Common and cash may receive different percentages. If the elections by Surety Shareholders result in an oversubscription for either Cash

Consideration or Stock Consideration, procedures for allocation will be followed by the Exchange Agent. See "THE MERGER--Terms of the Merger--Allocation."

Conversion of Outstanding Surety Stock

      At the Effective Time, Surety will be merged with and into AcquisitionCo, a newly-formed interim bank organized by FBA and chartered by the State of California. If the Merger is approved by the Surety Common Shareholders and subject to the satisfaction or waiver of conditions in the Reorganization Agreement, it is presently contemplated that the Merger will occur in November or December, 1997. At the Effective Time, each outstanding share of Surety Common Stock and Surety Preferred Stock (such shares are sometimes referred to collectively as the "Surety Stock"), other than (i) shares held in the treasury of Surety or by a subsidiary, if any, and (ii) shares of Surety Common Stock as to which dissenters' rights are exercised (see "THE MERGER--Dissenters' Rights"), if any, will be converted into and represent the right to receive the appropriate merger consideration. As soon as practicable following approval of the Merger by the Surety Common Shareholders, each holder of Surety Common Stock and Surety Preferred Stock will receive from the Exchange Agent, together with the Election Statement and related information discussed above, a letter of transmittal and instructions for exchanging certificates representing their Surety Common Stock or Surety Preferred Stock ("Surety Certificates"). Surety Shareholders should not attempt to make an election regarding consideration or surrender their Surety Certificates until they receive these instructions from the Exchange Agent. See "THE MERGER--Exchange of Surety Certificates."

Recommendation of the Board of Directors of Surety

      The Board of Directors of Surety recommends that Surety Common Shareholders vote to approve the Reorganization Agreement.

Opinion of Surety's Financial Advisor

      The Board of Directors of Surety engaged Baxter Fentriss and Company, Richmond, Virginia ("Baxter Fentriss") to render financial advisory services in connection with the Board's consideration of the Merger. Pursuant to such engagement, Baxter Fentriss has evaluated the financial terms of the Merger. Baxter Fentriss has delivered to Surety an opinion dated July 28, 1997, (the "Fairness Opinion") which was updated effective October 17, 1997, stating that, as of such dates, based on the review and assumptions and subject to the limitations described therein, the Merger is fair, from a financial point of view, to Surety's shareholders. A copy of the Fairness Opinion is attached as Appendix B to this Proxy Statement-Prospectus and should be read in its entirety. See "THE MERGER--Opinion of Surety's Financial Advisor."

Accounting Treatment

      It is anticipated that the Merger, when consummated, will be accounted for using the purchase method of accounting. See "THE MERGER--Accounting Treatment."

Federal Income Tax Consequences

      FBA and Surety have received an opinion from FBA's special tax counsel, Lewis, Rice & Fingersh, L.C., to the effect that, assuming the Merger is completed as described herein and in the Reorganization Agreement and based on certain customary representations referred to in the opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that no gain or loss will be recognized by FBA, AcquisitionCo or Surety as a result of the Merger. That opinion also describes certain federal income tax consequences to Surety Shareholders.
See "THE MERGER--Certain Federal Income Tax Consequences of the Merger."
Each Surety Shareholder is advised to consult a tax advisor as to the specific tax consequences of the Merger.

Regulatory Approvals

      Consummation of the Merger is subject to the prior approval of federal and state banking regulatory authorities, and applications for approval have been filed with the Federal Reserve Board, the FDIC and the Commissioner. See "THE MERGER--Regulatory Approvals."

Conditions of the Merger

      Consummation of the Merger is subject to the satisfaction of various conditions including, among other things, the approval of the Reorganization Agreement by the requisite vote of Surety's Common Shareholders, the number of dissenting shares not exceeding ten percent (10%) of Surety Common Stock outstanding on the Record Date, the receipt of all requisite regulatory approvals and the expiration of any required waiting periods, and the receipt by FBA and Surety of an opinion regarding certain federal income tax consequences of the Merger. See "THE REORGANIZATION AGREEMENT--Conditions to Consummation of the Merger-- Termination; Damages."

Interests of Certain Persons in the Merger

      Directors and executive officers of Surety have interests in the Merger that are in addition to their interests as shareholders of Surety. These interests include: (1) indemnification of directors and officers of Surety against certain claims that may arise after the Effective Time based on services provided to Surety or any subsidiary of Surety prior to the Effective Time; (2) FBA's covenant to use its best efforts to purchase insurance, subject to a maximum premium, protecting Surety directors and officers against such claims; (3) the assumption by FBA of Surety's obligations under employment or severance agreements with four executive officers of Surety; (4) FBA's agreement to cause one representative of Surety to become a director of FBA, and two representatives to become directors of AcquisitionCo.; (5) options held by four executive officers of Surety to purchase Surety Common Stock, which are exercisable prior to the Effective

Time and which, if not so exercised, will be converted into options to purchase FBA Common; and (6) Surety's President, John A. DiMichele, will receive an incentive payment of $25,000 upon completion of the Merger. These interests are described in more detail herein under "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

The Stock Option Agreement

      Concurrently with the execution of the Reorganization Agreement, Surety and FBA entered into a Stock Option Agreement whereby Surety granted to FBA an option to purchase, for $28.00 per share, 19.99% of the outstanding Surety Common Stock in certain circumstances (the "Stock Option"). Generally, the Stock Option is exercisable if the Merger is not consummated and, in connection therewith, a third party acts to make a significant investment in, or to acquire control of, Surety.

      The Stock Option could have the effect of discouraging persons who prior to the Effective Time might be interested in acquiring all or a significant interest in Surety from considering or proposing such an acquisition, even if such persons were prepared to pay more consideration for Surety Stock than the consideration payable by FBA under the Reorganization Agreement.

Dissenters' Rights

      By complying with the specific procedures set forth in Section 1300 et seq. of the California General Corporation Law, included as Appendix C hereto, a holder of Surety Common Stock has the right to have the value of the Surety Common Stock held by such Surety Shareholder appraised. See "THE MERGER--Dissenters' Rights."

Market Prices and Dividends

      FBA Common is listed and traded on the NYSE. Surety Common Stock and Surety Preferred Stock are not traded on an established public trading market. The following table presents for the periods indicated (rounded to the nearest cent and adjusted for the 5% stock dividend paid on Surety Common Stock in January, 1995), the high and low sale prices of a share of FBA Common and the high and low sale prices known to Surety's management of a share of

Surety Common Stock. Neither FBA nor Surety paid any cash dividends on FBA Common or Surety Common Stock, respectively, during the periods indicated.

                                     FBA COMMON               SURETY COMMON STOCK
                                     ----------               -------------------

PERIOD                          HIGH            LOW           HIGH            LOW
    1997

First Quarter                 $12.75         $10.12         $19.00         $18.00

Second Quarter                 13.37          12.37          18.00          17.00

Third Quarter

    1996

First Quarter                  12.75           9.62          18.00          18.00

Second Quarter                 10.50           9.25          18.00          17.00

Third Quarter                  10.37           9.37          18.00          17.50

Fourth Quarter                 10.37           9.75          18.00          18.00

     1995

First Quarter                  18.75          12.19          17.15          16.20

Second Quarter                 16.87          12.19          17.15          16.20

Third Quarter                  16.87          10.87          18.00          18.00

Fourth Quarter                 13.75           9.00          18.00          17.00

      The following table presents (rounded to the nearest cent) for July 28, 1997, the last full trading day prior to the public announcement of the execution of the Reorganization Agreement, and as of October 6, 1997, the closing price of a share of FBA Common, the last sale price known to the Board of Directors of a share of Surety Common Stock as of each of the dates indicated and the pro forma equivalent in FBA Common of a share of Surety Common Stock computed by multiplying the last sale price of FBA Common on each of the dates specified in the table by a hypothetical exchange ratio that was fixed by assuming, for purposes of the criteria set forth in the Reorganization Agreement (see "THE MERGER--Terms of the Merger--Merger Consideration"), that the date set forth in the first column of the table was the last day of the 20-day period during which the price of FBA Common is considered in determining the Exchange Ratio and that the FBA Exchange Price was the last sale price of FBA Common on the assumed date. The pro forma equivalents set forth below are provided for illustration purposes only. Neither pro forma equivalent is intended to represent the actual pro forma equivalent that will be applicable to the Merger; such amount will not be calculable until a date shortly before the Special Meeting.

                            FBA Common           Surety            Pro Forma       Exchange Ratio
                                                 Common        Surety Equivalent
July 28, 1997                 $13.00             $18.00             $38.12             2.9324
October 6, 1997                18.50              18.00              47.88             2.5879 <F1>

-------------------------------
<F1> The Exchange Ratio shown for October 6, 1997 reflects the application of the Exchange Rate Collar.

      On the date the Exchange Ratio is fixed and on the dates certificates representing shares of FBA Common ("FBA Certificates") are received by Surety Shareholders entitled thereto, the price of a share of FBA Common, the Pro Forma Surety Equivalent and the Exchange Ratio may differ from those set forth in the foregoing table.

Differences in Shareholders' Rights

      The rights of Surety shareholders, which are determined by California law and the Articles of Association and By-Laws of Surety, differ from the rights accorded FBA shareholders, which are determined by Delaware corporation law and the Restated Certificate of Incorporation and By-Laws of FBA. At the Effective Time, holders of Surety Common Stock and Surety Preferred Stock (except those who receive solely Cash Consideration in the Merger and those who perfect the right to dissent from the Merger) will become shareholders of FBA, and their rights as shareholders of FBA will be determined by Delaware law and by FBA's Restated Certificate of Incorporation and By-Laws. See "COMPARATIVE RIGHTS OF SHAREHOLDERS OF SURETY AND FBA."

Pending FBA Transactions

      On October 3, 1997 FBA and First Commercial Bancorp, Inc., a Delaware corporation which is also a bank holding company ("FCB"), executed an Agreement and Plan of Merger whereby FCB will be merged into FBA (the "FCB Merger"). In the transaction, which is subject to the approval of the shareholders of both FBA and FCB and necessary regulatory approvals, the shareholders of FCB will receive 0.8888 shares of FBA Common for each share of outstanding FCB common stock, or an aggregate of approximately 752,000 shares of FBA Common.

      First Banks, Inc., a Missouri corporation ("First Banks") is the controlling shareholder of both FBA and FCB. In connection with the FCB Merger, First Banks will exchange approximately $10 million of its note receivable (which had a principal balance of $14.5 million as of October 6, 1997) for 804,000 shares of FBA Common and will also exchange its convertible debentures in FCB for comparable debentures in FBA. The FCB Merger is discussed in more detail under the captions "BUSINESS OF FBA--Recent Developments" and "PRO FORMA FINANCIAL DATA."

      On September 22, 1997 FBA executed an agreement providing for the acquisition of Pacific Bay Bank, a California banking association located in San Pablo ("Pacific Bay Bank"). Pursuant to that agreement, FBA will acquire Pacific Bay Bank, which had total assets of $38.7 million as of June 30, 1997, for aggregate cash consideration of $4.2 million. See "BUSINESS OF FBA--Recent Developments."

Summary of Comparative Per Share Data

      The following summary presents, for the periods indicated, selected comparative per share data: (i) on a historical basis for both FBA and Surety; (ii) on a pro forma combined basis for FBA, giving effect to the Merger, assuming that the Merger had been effective at the beginning of all periods presented; (iii) on a pro forma combined basis for FBA, assuming the FCB Merger had been effective at the beginning of all periods presented; and
(iv) on a pro forma equivalent basis per common share for Surety, assuming that the Merger and the FCB Merger had been effective at the beginning of all periods presented. No cash dividends were paid by FBA, Surety or FCB during the periods covered in the table. Such data are computed on a pro forma equivalent basis with respect to a share of Surety Common Stock by multiplying the pro forma combined amount (giving effect to both the Merger and the FCB Merger) by certain assumed Exchange Ratios. As previously described, the Exchange Ratio has not yet been fixed and will not be fixed until a date shortly before the Special Meeting. When so fixed, the Exchange Ratio may differ from any of the exchange ratios set forth below for illustration purposes. See "THE MERGER--Terms of the Merger--Merger Consideration." The pro forma consolidated statements of income do not give effect to anticipated expenses and nonrecurring charges related to the Merger and the estimated effect of revenue enhancements and expense savings associated with consolidation of operations of FBA and Surety. See "SELECTED CONSOLIDATED FINANCIAL DATA OF SURETY BANK AND SUBSIDIARY," "SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST BANKS AMERICA, INC. AND SUBSIDIARIES," "PRO FORMA FINANCIAL INFORMATION" and "FINANCIAL STATEMENTS OF SURETY."

                                                                             Per common share
                                              -----------------------------------------------------------------------------
                                                         Historical                           Exchange Ratio
                                              ------------------------------     ------------------------------------------
                                                                                   FBA and Surety       FBA, FCB and Surety
                                                                                 --------------------   -------------------
                                                                                           Equivalent            Equivalent
                                                                                           per Surety            per Surety
                                               FBA         FCB        Surety     Combined    shares     Combined   shares
                                               ---         ---        ------     --------    ------     --------   ------
For the six months ended June 30, 1997:

Earnings per common stock and
   common stock equivalents                   $0.32        0.59        1.01        0.30        0.78        0.34     0.88

Book value per common stock
   and common stock equivalents               $9.46        8.22       25.56        9.68       25.04       10.40    26.78
                                              =====        ====       =====        ====       =====       =====    =====

For the year ended December 31, 1996:

Earnings per common stock and
   common stock equivalents                   $0.40        0.77        0.63        0.20        0.51        0.06     0.16

Book value per common stock
   and common stock equivalents               $9.22        7.48       24.70        9.44       24.44       10.10    26.14
                                              =====        ====       =====        ====       =====       =====    =====

                                RISK FACTORS

    Surety Common Shareholders should carefully consider, together with the other information contained and incorporated by reference in this Proxy Statement-Prospectus, the following risk factors in evaluating FBA and its business, determining their vote with respect to the Merger and making their subsequent elections of the form of consideration which they choose to receive. Surety Shareholders should note, in particular, that this Proxy Statement-Prospectus contains forward-looking statements within the meaning of Section 29A of the Securities Act and Section 21E of the Exchange Act, and that actual results could differ materially from those contemplated by such statements. The considerations listed below represent certain important factors which FBA believes are specific to FBA and its business, as opposed to general factors that may also affect the banking industry or the economy as a whole and FBA's business indirectly. The considerations discussed herein are not intended to represent a complete list of the general or specific risks that may affect FBA and its business. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth in this discussion may also affect FBA to a greater extent than indicated.

CONTROL OF FBA BY FIRST BANKS, INC.

    All of the Class B Common Stock of FBA ("Class B Common Stock"), which represents approximately 69.7% of the total outstanding capital stock of FBA as of the date of this Proxy Statement-Prospectus, is owned by First Banks, a bank holding company headquartered in Missouri. The Class B Common Stock is identical to FBA Common except that it is not registered with the SEC, is not listed on any stock exchange, is transferable only in certain limited circumstances and has less favorable dividend rights than FBA Common.
However, because the Class B Common Stock has identical voting rights to the FBA Common, First Banks has effective control over the management and policies of FBA and the election of most or all of the directors of FBA. Furthermore, executive officers of First Banks have significant management responsibility for FBA's business activities, and First Banks performs numerous management and other services for FBA pursuant to contracts between the two companies. Holders of FBA Common who are not satisfied with the policies and decisions made by the Board of Directors and management of FBA would therefore have less of an opportunity to change such policies through the exercise of voting rights than would shareholders in a comparable corporation with no controlling shareholder.

    The agreement by which First Banks became the majority shareholder of FBA provides certain anti-dilutive rights which allow First Banks to acquire additional shares of Class B Common Stock if its ownership is reduced below 55%. In that event, First Banks has the right to purchase sufficient additional shares of Class B Common Stock to maintain 55% ownership, at 106.67% of the then current book value per share. This right will remain effective until August 1999, after which a comparable right will exist to maintain the same level of ownership by purchasing shares at 113% of then current book value through August, 2000, when the purchase price would become 120% of current book value through February 2002. Thereafter, First Banks' anti-dilutive right will lapse.

ACQUISITION OF FCB AND PACIFIC BAY BANK BY FBA

    As discussed under the caption "BUSINESS OF FBA--Recent Developments," FBA and FCB have entered into an Agreement and Plan of Merger, pursuant to which FCB will merge into FBA and FCB's bank subsidiary will merge into FBA's California bank subsidiary, and FBA has also entered into an agreement to acquire Pacific Bay Bank. Consummation of the FCB Merger is subject to customary conditions, including the approval of the shareholders of both companies and the receipt of all required regulatory approvals, and the FCB Merger could not occur if any of such conditions were not satisfied; similarly, the acquisition of Pacific Bay Bank is subject to customary conditions including receipt of required regulatory approvals and the approval of the Shareholders of Pacific Bay Bank. Because the potential costs savings and efficiencies arising from the proximity of the markets served by Sunrise, First Commercial Bank, Surety and Pacific Bay are a significant reason for undertaking the proposed acquisition of Surety and the FCB Merger, failure to consummate the FCB Merger could limit the ability of FBA to realize all of the benefits anticipated from the acquisition of Surety.

PROFITABILITY OF FBA AND FCB

    Prior to the acquisition of control of FBA in 1994 and FCB in 1995, both companies experienced several years of significant operating losses caused by economic conditions in their respective markets, loan losses and asset quality deterioration, high overhead and operational problems. These losses continued to affect the results of operations for periods of time after control was acquired by First Banks. Consequently, FBA's positive earnings record has occurred only during the period from January 1996 through the present, and FCB's positive earnings record has occurred only since April 1996. There can be no assurance that a recurrence of some or all of the problems which led to earlier losses, or other problems not previously encountered, will not cause similar problems in the future, or that FBA and FCB will be able to sustain the favorable recent earnings trends.

DIVIDENDS

    As of December 1, 1994, FBA completed an accounting procedure referred to as a "quasi-reorganization" in which its assets and liabilities were adjusted to fair values, and stockholders' equity was adjusted to eliminate the retained deficit which had accumulated during years of substantial operating losses. However, FBA incurred a net loss of $3.82 million in 1995, thereby creating a new deficit. For the year ended December 31, 1996 and the six months ended June 30, 1997, FBA had net income of $1.57 million and $1.17 million, respectively, leaving an accumulated deficit of $1.08 million as of June 30, 1997. FBA has no current plan to pay dividends, but it would be precluded from doing so until it is able to eliminate the accumulated deficit and generate additional amounts to enable it to pay dividends.

PUBLIC MARKET FOR FBA COMMON

    FBA Common is listed and traded on the NYSE. However, the volume of trading has generally been lower than for many other bank holding companies, in part because almost 70% of its outstanding voting stock is owned by First Banks and cannot be traded. Consequently, FBA Common may trade less frequently and in smaller amounts than competing banks and holding companies, at prices which do not reflect the valuations placed by the securities markets on other comparable companies. Potential investors in other similar banks or holding companies may associate an implicit "acquisition premium" with those companies in determining the market prices of their stocks. The presence of First Banks as FBA's majority shareholder could reduce the attractiveness of FBA Common with respect to such a premium, as well as making FBA more difficult to acquire than a company without a controlling shareholder.

OPERATING REQUIREMENTS ASSOCIATED WITH GEOGRAPHIC DISPERSION

    FBA currently owns BankTEXAS, a national bank with offices in Houston, Dallas, Irving and McKinney, Texas, and Sunrise, a state-chartered bank with offices in Roseville and Rancho Cordova, California. Because of the geographic distance between these banks, various operating requirements are placed on FBA's management which would not be present in other organizations operating in contiguous markets. These include (i) the operation of data processing and item processing functions at remote locations; (ii) the control of correspondent accounts, reserve requirements and wire transfers, particularly where differences in time zones are involved; (iii) providing administrative support at significant distances, including accounting, human resources, loan servicing, internal audit and credit review; and (iv) establishing and monitoring compliance with corporate policies and procedures.

    Although the assistance of First Banks in many of these functions facilitates the management of these areas and reduces the cost burden which might otherwise exist, the geographic distance adds to the cost of management, and the additional costs could limit the profitability which might otherwise be expected by investors in FBA.

DEPENDENCE ON FUTURE GROWTH THROUGH ACQUISITIONS

    As discussed elsewhere in this Proxy Statement-Prospectus, the Board of Directors and management of FBA believe that a business strategy of growth through acquisitions is necessary in order for FBA to achieve the size necessary to compete with larger competitors in the banking industry; see "THE MERGER--Background and Reasons for the Transaction" for information regarding the importance of acquisitions to FBA's growth. There are several risks associated with such a strategy, including the following:

    (1) There is a general trend toward consolidation among financial institutions, and there are a large number of potential competitors for acquisitions viewed favorably by FBA's management, including in some cases much larger organizations with substantially more resources than FBA.

    (2) The prices at which acquisitions may be made fluctuates with market conditions, and there is no assurance that FBA will continue to identify acquisition prospects at prices which its management and Board of Directors believe are reasonable. To the extent that FBA is able to identify acquisitions that may be made using FBA Common rather than cash, the prospects for acquisitions without dilution of FBA's shareholders will also depend to some extent on the market for FBA Common, which is beyond FBA's control and may fluctuate over time.

    (3) The managerial and operational requirements for completing acquisitions and realizing the benefits therefrom can be burdensome and time-consuming. While FBA takes such factors into consideration in determining what acquisitions should be undertaken, and utilizes the expertise of First Banks (which has effected a substantial number of acquisitions of banks and thrift institutions in the past several years), there is no assurance that FBA will realize the benefits of particular acquisitions that it completes in a timely manner or without unanticipated costs.

                             INTRODUCTION

    This Proxy Statement-Prospectus is being furnished to Surety Common Shareholders as of the Record Date in connection with the solicitation of proxies by the Board of Directors of Surety to be voted at the Special Meeting to be held on Wednesday, November 19, 1997 and any adjournments thereof, at 116 Springstowne Center, Vallejo, California, at 5:00 p.m. (Pacific time). The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Reorganization Agreement and the transactions contemplated thereby.

    The Board of Directors of Surety has approved the Reorganization Agreement and recommends that Surety Common Shareholders vote FOR its approval.

    The information contained herein with respect to FBA has been supplied by FBA, and the information contained herein with respect to Surety has been supplied by Surety.

                        THE SPECIAL MEETING

RECORD DATE; VOTE REQUIRED

    The securities to be voted at the Special Meeting consist of shares of Surety Common Stock, with each share entitling its owner to one vote on the proposal brought before the Special Meeting. Surety had no other class of voting securities outstanding at the close of business on the Record Date, October 1, 1997. There were 202 record holders of Surety Common Stock and 148,560 shares of Surety Common Stock outstanding and eligible to be voted at the Special Meeting as of the Record Date. It is anticipated that this Proxy Statement-Prospectus, together with the enclosed proxy card, will be mailed to shareholders on or about October 20, 1997.

    The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Surety Common Stock will constitute a quorum for the transaction of business. Under applicable law, the approval of the Reorganization Agreement requires the affirmative vote of the holders of a majority of the shares of Surety Common Stock outstanding and entitled to vote at the Special Meeting; accordingly, the failure of any holder to vote at the Special Meeting, in person or by proxy, will have the same effect on the outcome of the vote as would a vote against the Merger. Notwithstanding receipt of the requisite vote to approve the Reorganization Agreement, should such vote be received, FBA has the right to refuse to consummate the Merger if the number of shares as to which shareholders have perfected the right to dissent ("Dissenting Shares") exceeds ten percent (10%) of the Surety Common Stock outstanding on the Record Date. The Special Meeting may be adjourned from time to time by Surety's Board of Directors or vote of the holders of a majority of the Surety Common Stock present in person or by proxy if necessary to obtain the votes necessary to approve the Reorganization Agreement through further solicitation of proxies or otherwise, or, if the number of shares of Surety Common Stock exceeds ten percent (10%) of the outstanding Surety Common Stock, to conduct discussions with dissenting shareholders. In the event the matter of adjournment is put to the vote of those present at the Special Meeting either in person or by proxy, proxies voting against the Reorganization Agreement will not be used by the proxy holders to vote in favor of the adjournment pursuant to such proxy holders' discretionary voting authority. The approval of the Merger Agreement by Surety Common Shareholders is a condition to the consummation of the Merger. See "THE REORGANIZATION AGREEMENT--Conditions to Consummation of the Merger-- Termination; Damages."

    Votes cast "for" and "against" the proposal will be tallied as indicated. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum and will have the same effect as a vote "against" the Reorganization Agreement.

HOLDERS OF SURETY COMMON STOCK

    The following table sets forth, as of the Record Date, the name and address of each person known by the Surety Board of Directors to be the beneficial owner of more than five percent of the outstanding shares of Surety Common Stock, by each director and executive officer and by all directors and executive officers as a group:

                                       Number of Shares and              Percent of
                                       Nature of Beneficial                Class
Name of Beneficial Owner<F1>             Ownership<F2><F3>                (%)<F4>
----------------------------           --------------------              ----------
Linda Ann Adams                             10,029 <F5>                    6.62
Charles R. Balassi                           2,975 <F6>                    1.96
John A. DiMichele                            3,795 <F7>                    2.50
John B. Hussey                               6,930 <F8>                    4.57
Albert M. Lavezzo                           13,715 <F9>                    9.05
John F. Lavezzo                             12,405 <F10>                   8.19
Richard D. Puntillo                          1,549 <F11>                   1.02
Norman F. Seidenverg, M.D.                   6,405                         4.22
Fred K. Sibley                               4,801                         3.17
Jack Wilson                                  6,825 <F12>                   4.50

All executive officers and
  directors as a group (12 persons)         69,429                        45.84

---------------

<F1> The address for all of the persons listed in the table is c/o Surety Bank,
116 Springstowne Center, Vallejo, California 94591.

<F2> Includes shares owned directly and indirectly with other persons. Subject to applicable community property laws and shared voting and investment power with a spouse, the listed persons have sole voting and investment power with respect to the shares listed, except as otherwise noted. Currently exercisable stock options have been added to the shares shown as outstanding for the purpose of calculating the percentage of common stock owned by each person listed.

<F3> The numbers of shares of Surety Common Stock shown in the table do not include shares of Surety Preferred Stock, which are not entitled to vote at the Special Meeting. Each share of Surety Preferred Stock is convertible into
0.8507 shares of Surety Common Stock. The persons listed are the beneficial owners of the following numbers of shares of Surety Preferred Stock as of the date of this Proxy Statement-Prospectus: Linda Ann Adams--1,500; Charles R.


                                    24

Balassi--2,000; John A. DiMichele--500; John B. Hussey--2,500; Albert M. Lavezzo--2,900; John F. Lavezzo--1,650; Richard D. Puntillo--1,000; Norman F. Seidenverg, M.D.--1,000; Fred K. Sibley--1,000; Jack Wilson--1,450.

<F4> For purposes of the table, there are deemed to be 151,448 shares of Surety
Common Stock outstanding, including shares issuable upon exercise of vested stock options.

<F5> Includes 2,464 shares held jointly.

<F6> Includes 115 shares owned by a minor child and a vested option to acquire
105 shares.

<F7> Includes an exercisable option to acquire 1,050 shares.

<F8> Includes 6,825 shares held as co-trustee of a living trust and an exercisable option to acquire 105 shares.

<F9> Includes 10,992 shares held in a pension plan allowing the participant to direct the voting of the shares and an exercisable option to acquire 105 shares.

<F10> Includes 2,100 shares held in personal individual retirement account, 921 shares owned by a corporation and an exercisable option to acquire 105 shares.

<F11> Includes an exercisable option to acquire 1,313 shares.

<F12> Includes 1,785 shares held as trustee and an exercisable option to acquire
105 shares.

PROXIES; REVOCATION; SOLICITATION

    The Board of Directors of Surety is soliciting the proxies of the holders of Surety Common Stock to be voted at the Special Meeting in favor of the approval of the Reorganization Agreement and the Merger. If the enclosed form of proxy is properly executed and returned to Surety in time to be voted at the Special Meeting, the shares of Surety Common Stock represented thereby will be voted in accordance with the instructions marked thereon. Proxies that are executed, but as to which no instructions have been marked, will be voted FOR the approval of the Reorganization Agreement. Should any other matter properly come before the Special Meeting, the persons named as proxies in the accompanying proxy will have discretionary authority to vote on such matters in accordance with their judgment. Although the Special Meeting may be adjourned by a vote of Surety Common Shareholders present in person or by proxy at the Special Meeting, proxies voting against the Reorganization Agreement will not be used by the proxy holders to vote in favor of the adjournment pursuant to such proxy holders' discretionary voting authority. As of the time of the preparation of this Proxy Statement-Prospectus, the Board of Directors does not know of any matter other than that referred to in the Notice of Special Meeting of Shareholders to be presented for action at the Special Meeting.

    The cost of soliciting proxies will be borne by Surety. In addition to use of the mails, proxies may be solicited personally or by telephone, telecopier or telegraph by officers, directors or employees of Surety, who will not be specially compensated for such solicitation activities. Arrangements will also be made by Surety to reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding solicitation materials to the beneficial owners of shares held of record by such persons.

    A Surety Common Shareholder may revoke a proxy at any time prior to its being voted by (1) delivering written notice of revocation to the President, Surety Bank, 116 Springstowne Center, Vallejo, California, 94591, telephone:
(707) 554-0390; (2) executing a later-dated proxy and giving written notice thereof to the Corporate Secretary of Surety; or (3) voting in person. Unless previously revoked or otherwise instructed thereon, proxies will be voted at the Special Meeting on the matter described above. If an owner holding Surety Common Stock in street name wishes to vote such Surety Common Stock at the Special Meeting, the owner must obtain from the nominee holding the Surety Common Stock in street name a properly executed proxy identifying the individual as a Surety Common Shareholder, authorizing the Surety Common Shareholder to act on behalf of the nominee at the Special Meeting and identifying the number of shares with respect to which the authorization is granted.

                   SELECTED CONSOLIDATED FINANCIAL DATA OF
                          SURETY BANK AND SUBSIDIARY

     The selected consolidated financial data set forth below, insofar as it relates to the five years ended December 31, 1996 is derived from the audited consolidated financial statements of Surety Bank and subsidiary. The data for the six month periods ended June 30, 1997 and 1996 has been derived from unaudited interim financial statements. However, in the opinion of the management of Surety, such unaudited interim statements include all adjustments (consisting of normal recurring accruals) necessary to fairly present the data for such periods. The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of results that will be achieved for the full year. Such data is qualified by reference to the consolidated financial statements included elsewhere in this Proxy Statement-Prospectus and should be read in conjunction with such financial statements and related notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SURETY BANK."

                                           Six months ended
                                              June 30,                             Years ended December 31,
                                           ----------------        -----------------------------------------------------
                                           1997       1996         1996        1995        1994        1993        1992
                                           ----       ----         ----        ----        ----        ----        ----
                                                     (dollars expressed in thousands, except per share data)
Income Statement Data:
   Interest income                      $  2,667       2,479       5,131       4,683       4,585       4,792       5,174
   Interest expense                        1,237       1,143       2,367       2,257       1,811       2,136       2,471
                                        --------     -------     -------     -------     -------     -------     -------
   Net interest income                     1,430       1,336       2,764       2,426       2,775       2,729       2,703
   Provision for possible loan losses         65          90         325         130          55          50          54
                                        --------     -------     -------     -------     -------     -------     -------
   Net interest income after provision
    for possible loan losses               1,365       1,246       2,439       2,296       2,720       2,606       2,649
   Noninterest income                        646         350         712         524         709         756         876
   Noninterest expense                     1,762       1,436       3,489       2,765       3,193       2,917       2,722
                                        --------     -------     -------     -------     -------     -------     -------
   Income (loss) before provision for
    income taxes                             249         160        (338)         54         236         445         803
   Provision for income tax
    expense (benefit)                         94          64        (135)         18          75         192         382
                                        --------     -------     -------     -------     -------     -------     -------
   Net income (loss)                    $    155          96        (203)         36         161         253         421
                                        ========     =======     =======     =======     =======     =======     =======
Dividends:
   Preferred stock                      $     29          30          60          61          47          51          67
   Common stock                               --          --          --         127          33          33          32
   Ratio of total dividends declared
    to net income (loss)                   18.71%      31.25%     (29.56)%    522.22%      49.69%      33.20%      23.52%
Per Share Data:
   Earnings (loss) per common stock
    and common stock equivalents, net
    of preferred stock dividends        $   1.04        0.65       (1.78)      (0.16)       0.78        1.44        2.64
   Weighted average shares of common
    stock outstanding                    148,560     148,560     148,560     148,356     146,140     133,806     133,170
Balance Sheet Data (at period-end):
   Investment securities                $ 10,763      10,687      11,038       9,274       5,048       6,114       7,010
   Loans, net of unearned discount        55,995      50,617      55,981      47,278      50,058      52,046      48,516
   Total assets                           72,738      66,344      72,056      63,407      60,434      75,238      62,636
   Total deposits                         66,584      60,164      64,369      57,570      53,950      69,441      55,166
   Common stockholders' equity             3,797       3,908       3,669       3,971       3,935       3,944       3,718
   Total stockholders' equity              5,018       5,129       4,890       5,192       5,156       5,058       4,832
Earnings Ratios:
   Return on average total assets <F1>       .43%        .30%       (.30)%       .06%        .23%        .42%        .68%
   Return on average total
    stockholders' equity <F1>               6.33        3.68       (3.96)        .69        3.18        5.02        8.87
Asset Quality Ratios:
   Allowance for possible loan losses
    to loans                                1.04         .92        1.05         .92         .64         .53         .46
   Nonperforming loans to loans <F2>         .69        1.84        1.36        1.45         .57         .83        2.11
   Allowance for possible loan losses
    to nonperforming loans <F2>           151.17       49.84       77.00       63.60       11.43       64.04       22.11
   Nonperforming assets to loans and
    foreclosed assets <F3>                  1.47        1.96        2.40        1.45         .57        1.71        2.84
   Net loan charge-offs to
    average loans <F1>                       .25         .24         .34         .03         .02          --         .01
Capital Ratios:
   Average total stockholders'
    equity to average total assets          6.85        8.06        7.65        8.46        7.37        7.17        7.52
   Total risk-based capital ratio          12.00       12.76       11.14       13.70       13.40       12.44       13.10
   Leverage ratio                           6.99        7.96        7.00        8.30        8.50        6.73        8.04
   Ratio of earnings (loss) to combined
    fixed charges and preferred
    stock dividends <F4>:
       Including interest on deposits       1.17        1.11        (.84)       1.00        1.10        1.18        1.28
       Excluding interest on deposits       7.87        2.57       (2.13)        .96        2.80        5.33        4.83

----------------
<F1>  Ratios for the six-month periods are annualized.
<F2>  Nonperforming loans consist of nonaccrual loans and loans with restructured terms.
<F3>  Nonperforming assets consist of nonperforming loans and foreclosed assets.
<F4>  For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest expense and rent expense. Fixed charges consist of interest expense and rent expense.

                  SELECTED CONSOLIDATED FINANCIAL DATA OF
                FIRST BANKS AMERICA, INC. AND SUBSIDIARIES

     The selected consolidated financial data set forth below, insofar as it relates to the five years ended December 31, 1996, is derived from the audited consolidated financial statements of First Banks America, Inc. and Subsidiaries. The data for the six month periods ended June 30, 1997 and 1996 has been derived from unaudited interim financial statements. However, in the opinion of the management, such unaudited interim statements include all adjustments (consisting of normal recurring accruals) necessary to fairly present the data for such periods. The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of results that will be achieved for the full year. Such data is qualified by reference to the consolidated financial statements incorporated by reference and should be read in conjunction with such financial statements and related notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FBA," which is also incorporated herein by reference.

                                           Six months ended
                                               June 30,                         Year ended December 31,
                                         -------------------      -----------------------------------------------------
                                         1997 <F5>      1996      1996 <F5>    1995        1994        1993        1992
                                         ---------      ----      ---------    ----        ----        ----        ----
                                                     (dollars expressed in thousands, except per share data)
Income Statement Data:
   Interest income                      $ 13,586       9,990      21,446      22,427      22,649      21,966      24,735
   Interest expense                        6,206       4,926       9,993      11,218      11,072       9,750      11,229
                                        --------     -------     -------     -------     -------     -------     -------
   Net interest income                     7,380       5,064      11,453      11,209      11,577      12,216      13,506
   Provision for possible loan losses      1,285         350       1,250       5,826       1,258         490         507
                                        --------     -------     -------     -------     -------     -------     -------
   Net interest income after provision
    for possible loan losses               6,095       4,714      10,203       5,383      10,319      11,726      12,999
   Noninterest income                      1,478         874       1,848        (126)     (4,511)      3,068       2,629
   Noninterest expense                     5,700       4,087       9,480      11,160      16,174      14,575      14,562
                                        --------     -------     -------     -------     -------     -------     -------
   Income (loss) before provision
    (benefit) for income taxes
    and extraordinary item                 1,873       1,501       2,571      (5,903)    (10,366)        219       1,066
   Provision for income tax expense
    (benefit)                                700         602       1,002      (2,083)     (9,461)         --         364
                                        --------     -------     -------     -------     -------     -------     -------
   Income (loss) before extraordinary
    item                                   1,173         899       1,569      (3,820)       (905)        219         702
   Extraordinary tax benefit from net
    operating loss carryforward               --          --          --          --          --          --         362
                                        --------     -------     -------     -------     -------     -------     -------
   Net income (loss)                    $  1,173         899       1,569      (3,820)       (905)        219       1,064
                                        ========     =======     =======     =======     =======     =======     =======
Dividends:
   Common stock                         $     --          --          --          --          --          --          --
   Ratio of total dividends declared
    to net income                             --%         --%         --%         --%         --%         --%         --%
Per Share Data:
   Earnings (loss) per common stock and
    common stock equivalents
    outstanding                         $    .32         .23         .40        (.94)       (.38)        .14         .69
   Weighted average shares of common
    stock and common stock equivalents
    outstanding (in thousands)             3,644       3,990       3,915       4,052       2,397       1,544       1,541
Balance Sheet Data (at period end):
   Investment securities                $ 78,426      98,738      86,910      39,337      61,400     160,158     113,681
   Loans, net of unearned discount       247,574     160,907     241,874     192,573     203,314     167,732     174,695
   Total assets                          373,592     287,554     375,182     296,583     331,790     368,608     322,769
   Total deposits                        312,819     245,462     319,806     249,263     241,570     242,897     270,730
   Notes payable                          14,500          --      14,000       1,054       1,054       1,054       1,066
   Total stockholders' equity             33,900      35,440      33,498      35,258      39,714      14,952      14,107
Earnings Ratios:
   Return on average total assets <F1>       .64%        .61%        .52%      (1.20)%      (.25)%       .07%        .34%
   Return on average total stockholders'
    equity <F1>                             7.02        5.08        4.48      (10.10)      (3.66)       1.49        7.90
Asset Quality Ratios:
   Allowance for possible loan losses
    to loans                                2.52        2.56        2.54        2.71        1.36        1.57        1.74
   Nonperforming loans to loans <F2>         .81         .28         .87         .29         .14         .37         .82
   Allowance for possible loan losses
    to nonperforming loans <F2>           312.08      908.61      293.41      952.28      940.61      423.95      213.46
   Nonperforming assets to loans and
    foreclosed assets <F3>                   .96         .87        1.19         .81         .90        2.22        3.69
   Net loan charge-offs to average
    loans <F1>                              1.01        1.64        1.44        1.63         .62         .52        1.06
Capital Ratios:
   Average total stockholders' equity to
    average total assets                    9.06       12.01       11.62       11.88        6.80        4.40        4.28
   Total risk-based capital ratio           7.53       14.18        7.64       11.69       17.50        8.47        8.16
   Leverage ratio                           5.18        8.61        5.31        8.38       11.97        4.27        4.32
   Ratio of earnings (loss) to combined
    fixed charges and preferred
    stock dividends <F4>:
   Including interest on deposits           1.29        1.30        1.25         .50         .11        1.02        1.09
   Excluding interest on deposits           2.77        4.15        3.47       (1.09)      (1.28)       1.08        1.53

----------------
<F1>  Ratios for the six-month periods are annualized.
<F2>  Nonperforming loans consist of nonaccrual loans and loans with restructured terms.

                                    28

<F3>  Nonperforming assets consist of nonperforming loans and foreclosed assets.
<F4>  For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest expense and rent expense. Fixed charges consist of interest expense and rent expense.
<F5>  The 1997 and 1996 information includes the financial position and results of operation of Sunrise Bank of California for the period subsequent to its date of acquisition on November 1, 1996.

                                  THE MERGER

     The following information concerning the Merger, insofar as it relates to matters contained in the Reorganization Agreement, is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached hereto as Appendix A-1 and incorporated herein by reference.

     The Reorganization Agreement provides for the merger of Surety with and into AcquisitionCo, the surviving bank of the Merger (the "Surviving Bank"). Upon consummation of the Merger, each outstanding share of Surety Common Stock, other than (i) shares of Surety Common Stock held in the treasury of Surety or owned by a subsidiary of Surety, if any, and (ii) shares in respect of which dissenters' rights are exercised (see "THE MERGER--Dissenters' Rights") will be converted into and represent the right to receive the appropriate merger consideration.

     Upon the consummation of the Merger, Surety's assets and liabilities will be transferred by operation of law to AcquisitionCo, a direct subsidiary of FBA. The Reorganization Agreement contemplates that, as soon as practicable after the Effective Time, the outstanding stock of AcquisitionCo will be transferred by FBA to another FBA subsidiary, Sundowner Corporation. AcquisitionCo and Sunrise will then merge. When the FCB Merger is consummated, the operations of First Commercial Bank will also be combined into FBA's California banking operations.

Background and Reasons for the Transaction

     FBA. The Board of Directors and management of FBA believe that in the current environment of rapid restructuring and consolidation in the banking industry, in order for a financial institution to prosper it must achieve a size sufficient to enable it to take advantage of many of the efficiencies available to its larger competitors. Failure to achieve this would place it at a competitive disadvantage relative to those larger competitors with respect to its costs of operation which, over time, will be an increasingly difficult obstacle to overcome. Furthermore, the Board of Directors and management believe that internal growth alone cannot be sufficient to advance FBA to the size which is necessary within an acceptable timeframe. Consequently, they view an acquisition strategy as the only method of achieving the growth rate required.

     It was for these reasons that in 1994 FBA negotiated a private placement of $30 million in Class B Common Stock with First Banks, which offered FBA not only the capital needed to embark upon an acquisition strategy, but also access through First Banks to many of the economies available to larger financial institutions, thereby assisting it in reducing its cost structure. Following the private placement, FBA began approaching other financial institutions for possible acquisitions. Since FBA did not have a history of profitable operations, it became apparent that at that time these companies were not receptive to transactions involving FBA Common and that therefore cash acquisitions would be the only short-term alternative. In addition, the prices of acquisitions in Texas, and particularly in FBA's primary market areas of Dallas and Houston, had escalated sharply. Cash acquisitions at these prices would have caused

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

substantial diminution in the economic benefits which FBA envisioned would be available in its acquisition program.

     Recognizing this, FBA expanded the primary area in which it approached acquisition candidates, first to other areas of Texas, and by late 1995 to California, where acquisition pricing was considerably more favorable. This led to FBA's identification of, and subsequent decision to acquire, Sunrise, in Roseville, an acquisition completed in October 1996. Although Sunrise Bank is a significant distance from FBA's Texas operations, it is in close proximity to FCB and its subsidiary First Commercial Bank, Sacramento, a majority interest in which it had been acquired by First Banks in late 1995. Furthermore, through California's agency regulations for financial institutions under common control, FCB is allowed to service both loan and deposit customers for Sunrise, as Sunrise is allowed to service customers for FCB, thereby allowing each to expand the branch network available to its customers to the eight branches operated by the two organizations combined.

     In early 1997, special committees comprised of the independent directors of FCB and FBA began evaluating a possible transaction in which FCB would be merged into FBA, and concurrent with this transaction First Commercial Bank and Sunrise would be merged. On July 23, 1997, FCB and FBA jointly announced an agreement in principle for this merger. At the same time, it was announced that, contingent upon the consummation of that merger, FCB had agreed to exchange its branch office in Campbell, California for the Walnut Creek branch office of First Bank & Trust, a wholly owned subsidiary of First Banks based in Irvine. These transactions would result in a northern California bank owned by FBA with approximately $260 million in assets, comprised of eight branch offices located generally in a line of approximately 100 miles between San Francisco, on the southwest, and Sacramento and Roseville on the northeast.

     Situated along the same line, between 30 and 45 miles from San Francisco are the cities of Vallejo and Fairfield, in which Surety has its branch offices. These offices are also within approximately 15 miles of FCB's Concord office and the Walnut Creek office of First Bank & Trust which is to be exchanged for FCB's Campbell office. Therefore, when the Chairman and Chief Executive Officer of Sunrise met with the President and Chief Executive Officer of Surety in February 1997, there appeared to be an opportunity to enhance the value of the FBA's northern California banking franchise and expand FBA's presence in those market areas. As a result of this conversation, it was decided that further discussions and analysis between the two organizations should occur.

     Following this initial discussion, FBA obtained detailed financial, asset quality and other information from Surety and prepared analyses of the effects which a combination of the companies would have on future profitability. In this process, FBA projected cost savings and efficiencies which could be achieved by the combined entity but might not be available to Surety as an independent bank. These included reductions in personnel and related benefits, as well as the more effective utilization of personnel over a larger asset base, the consolidation of administrative, operational, data processing and accounting functions with those currently established for Sunrise and FCB, and the operational economies which become available due simply to the close geographic proximity of several branch offices.

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

     After conducting exploratory discussions with Surety's management, the management of FBA concluded that the acquisition of Surety by FBA at a reasonable price would be in the best interests of FBA and its shareholders. This information was presented to the FBA Board of Directors on April 18, 1997, at which time, the Board authorized FBA management to pursue the proposed transaction. FBA management then entered into negotiations with Surety which led to the drafting of a Definitive Agreement. This Definitive Agreement was presented to the FBA Board of Directors on July 18, 1997 and approved.

     In reaching its decision that the acquisition of Surety is in the best interests of FBA and its shareholders, FBA's Board of Directors considered several factors, including the following:

      (i) the potential effect of incorporating Surety's financial condition, results of operation and future prospects for growth into the FBA organization;

     (ii) the acquisition as a means for FBA to enter two growing markets which are economically attractive as viable separate commercial centers of activity as well as extensions of the San Francisco metropolitan area;

    (iii) benefits from the combination of the companies and the possible economies which may be achieved in the consolidation process, potentially including additional revenues and expense reductions sufficient to enhance the overall shareholder value and earnings per share for FBA shareholders, consistent with the objectives of the acquisition strategy discussed above; and

     (iv) the relationship of the amount and type of consideration to be paid to Surety Shareholders in the transaction relative to other similar transactions and to the economic effect on FBA's shareholders.

     The Board of Directors did not assign specific weights to any of the above factors, and individual directors may have considered other factors in analyzing the proposed transaction.

     Surety. During the last several years, the Board of Directors and management of Surety have observed the rapid changes and consolidation occurring within the financial services industry with some ambivalence. Although such trends can frequently create opportunities, they may also lead to large, dominate competitors operating with the benefits of marketing penetration and operating efficiencies generally not available to smaller entities such as Surety. As the disparity increases between the larger regional and national financial services providers and the smaller financial institutions such as Surety, the ability of Surety to present to its customers a complete array of services at competitive and cost-effective prices, attract and retain talented officers and employees, and still provide its shareholders with a reasonable return on their investment may diminish. Consequently, the Board of Directors and management of Surety have periodically considered various issues related to the competitive and regulatory environments for financial institutions, the costs and difficulties of raising capital and the expansion of operations under such circumstances.

     It was in recognition of these factors that the Board of Directors decided to convert Surety from a federal savings bank charter to a California state chartered commercial bank in 1994. This conversion enabled Surety to engage in a broader range of financial services, thereby allowing Surety to better serve its customers and the Solano County community. At the same time, conversion to a bank charter could enhance Surety's ability to participate in the consolidation process by becoming an acquirer of other financial institutions, merging with other similar institutions or being acquired by larger institutions. However, the Board also recognized that while this conversion of the legal form of doing business changed the laws and regulations to which it was subject, the transition in the distribution of the customer base, the composition of loans and deposits, the operations and the perception of Surety in its markets would be a more difficult and time-consuming process.

     After the charter conversion, Surety focused on the transition of its business to that of a commercial bank and on building its franchise in Solano County. In 1996, an unsolicited expression of interest in acquiring Surety was received from a northern California financial institution. Because a properly structured transaction would have contributed to increased shareholder value, the Board of Directors immediately began serious consideration of this interest. The potential transaction involved an exchange of the prospective acquirer's stock for that of Surety. However, the liquidity and trading market of the acquirer's stock was limited, and it was ultimately decided that a transaction which was acceptable to both parties could not be negotiated. Discussions were mutually and amicably terminated with no offer ever being presented for consideration by the Surety Board of Directors.

     Management and the Board of Directors then renewed their discussions regarding Surety's business and the possible strategic alternatives available to increase shareholder value, including continued independence and possible combination with another banking institution, in light of the current banking environment and the trend toward consolidation in the banking industry. The Board focused on the reasons for the consolidation and the importance of achieving certain institutional size in order to realize appropriate levels of long-term profitability and quality of service and product delivery to customers. In late 1996 and early 1997, various members of the Board of Directors also engaged in informal discussions with other California financial institutions seeking to determine the interest of potential acquirers in the event Surety were to decide to seek a merger partner or acquirer. These discussions included very preliminary and informal discussions in early 1997 with a representative of FBA.

     To assist it in evaluating the interest of potential acquirers, the Surety Board of Directors determined that it should engage a financial advisor. A committee of the Board composed of Albert M. Lavezzo, John A. DiMichele and Fred K. Sibley (the "Special Committee") interviewed at least three qualified financial advisors, from which they selected Baxter Fentriss. Baxter Fentriss was selected, in part, because it had recently successfully represented a selling northern California commercial bank and because it gave Surety a national exposure to potential acquirers. On or about April, 1997, Surety entered into an agreement appointing Baxter Fentriss as its financial advisor with respect to mergers and acquisitions. This agreement provided that Baxter Fentriss would (i) advise Surety generally concerning mergers, acquisitions and restructuring; (ii) evaluate the financial and non-financial terms of any offer and seek to improve such terms; (iii) advise and assist Surety in acquisition negotiations relating to price, structure, terms and conditions with any potential acquirer; (iv) explore the interest level of select merger partners; (v) provide an opinion to the Board of Directors regarding the fairness of any transaction from a financial viewpoint to the shareholders of Surety; (vi) communicate with any independent public accountants, consultants, and tax and legal counsel on behalf of Surety; and
(vii) take such incidental or related actions on behalf of Surety as may be appropriate.

     Thereafter, Baxter Fentriss explored the market for potential acquirers of Surety, but no direct discussions with other acquirers resulted from this exploration. However, FBA continued to show interest and detailed discussions and a mutual exchange of financial data occurred between Surety and FBA in April 1997.

     At the invitation of Surety's Board of Directors, FBA conducted its due diligence review which was completed in April 1997. Following this, FBA prepared and submitted to the Special Committee a proposal for a possible transaction. The proposal contained three alternative transaction structures: (i) an all cash transaction in which all of the outstanding Surety Common Stock and Surety Preferred Stock would be converted into the right to receive $33.00 and $28,07, respectively, in cash; (ii) an all-stock transaction in which all of the outstanding Surety Common Stock and Surety Preferred Stock would be converted into the right to receive 2.8515 shares and 2.4258 shares of FBA Common, respectively; or (iii) a transaction in which 51% of the outstanding Surety stock would be converted into the right to receive 2.8515 shares of FBA Common per share of Surety Common Stock and
2.4258 shares of FBA Common per share of Surety Preferred Stock, with the remaining 49% to receive $33.00 per share of Surety Common Stock or $28.07 cash per share of Surety Preferred Stock. In offering a higher price for the stock component of the consideration than the cash component, FBA sought to encourage the acceptance of its stock in the acquisition, and to offset any concerns that Surety's Board might have about the liquidity of the market for FBA Common. The requirement that at least 51% of Surety Stock be converted into FBA Common, if that alternative was accepted, was viewed by FBA as necessary for such a transaction to qualify as a tax-free reorganization.
FBA also disclosed to the Special Committee that it was exploring the potential acquisition of FCB, since the existence of that transaction could affect Surety's evaluation of FBA's alternative proposals.

     The Special Committee presented this proposal to the Board of Directors at its meeting on April 16, 1997, at which time it was decided that the Special Committee, with the assistance of Baxter Fentriss, should conduct further analysis and review of both FBA and its affiliate, FCB. Consequently, the Special Committee collected additional data provided by FBA and FCB including detailed asset quality reports, financial statements, projections and analyses, and operational information. The Special Committee also visited certain branch locations and conducted a review of certain loan credit files and loan documentation.

     Finally, on May 23, 1997, the Special Committee, with Mr. James Baxter of Baxter Fentriss, met with Mr. James Dierberg, Chairman of the Board,
President and Chief Executive Officer of FBA, and Messrs, Donald Williams and Allen Blake, directors of FBA, to discuss the strategies and prospects of FBA, the structure of a combined FBA, FCB and Surety organization, and how that might affect the market valuation of FBA Common. During the course of that meeting, the Special Committee also expressed its disappointment with the price of the original proposed transaction. After a lengthy discussion, the representatives of FBA and the Special

Committee agreed that the consideration in the proposed transaction be increased to $36.12 per share of Surety Common Stock and $30.73 per share of Surety Preferred Stock in cash, or $38.12 per common share and $32.43 per preferred share in market value of FBA Common. It was further agreed that a collar would be provided pursuant to which the change in the exchange rate of Surety Stock into FBA Common would be limited to not more than 15% from that calculated using the market value of FBA Common on the day preceding the execution of a definitive agreement.

     On June 25, 1997, the Special Committee presented the revised proposed terms to the Board of Directors, at which representatives of Baxter Fentriss were present. Representatives of Baxter Fentriss discussed with the Board the various terms contained in the proposal, including the opportunity for Surety Shareholders to elect either cash or FBA Common in the transaction, the liquidity of FBA Common, its listing on the NYSE and the fairness of the transaction price. After discussion, the directors authorized the Special Committee to respond to FBA to express Surety's interest in proceeding with discussions regarding a possible acquisition of Surety by FBA.

     A special meeting of the Surety Board of Directors was held on July 22, 1997, at which representatives of Baxter Fentriss were present by telephone. At this meeting, copies of the proposed Agreement and Plan of Reorganization between Surety and FBA were distributed to the directors. Baxter Fentriss presented an analysis which included fairness evaluation data concerning the terms of the proposed transaction and the collar provisions. They distributed various financial material relating to the proposed transaction and summarized their analysis of comparable transactions peer group performance data, and valuation analysis reports. Baxter Fentriss confirmed to the directors their opinion that the proposed transaction was fair from a financial point of view to the Surety Shareholders. The proposed agreement was discussed in detail with the directors. The directors agreed that the transaction contemplated by the proposed agreement would be in the best interests of Surety Shareholders and, after further discussion, Surety's Board approved the proposed agreement and authorized and directed Surety's President to execute the agreement in substantially the form presented to the Board of Directors.

Surety's Reasons for the Merger; Recommendation of the Board of Directors

     Prior to authorizing Baxter Fentriss to initiate negotiations with prospective merger candidates, the merits of Surety remaining a stand-alone entity were evaluated by the Board of Directors. To assess those merits, the Board reviewed Surety's 1997 Business Plan projection and updates, its actual 1996 operating results and its prospective earnings forecasts for 1997-1999. That review by the Board led to the conclusion that Surety's earnings performance, while indeed improving during the three-year period forecast, would not, when compared to other opportunities, be at a level sufficient to support a shareholder value comparable to that which could be obtained in the marketplace through a sale of Surety.

     After review and evaluation of these and other factors, it was the Board of Directors' opinion that in the next several years there was substantial doubt that Surety could produce shareholder value in excess of that represented by the merger consideration offered by FBA, and that the Merger Consideration was fair, from a financial point of view, to Surety
Shareholders.

Accordingly, the Board of Directors believed and continues to believe that the Merger is in the best interests of Surety Shareholders and has approved the Reorganization Agreement with FBA and the transactions contemplated thereby. THEREFORE, THE BOARD OF DIRECTORS OF SURETY RECOMMENDS THAT SURETY COMMON SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

     In arriving at its decision to sell Surety and approve and recommend the Reorganization Agreement, Surety's Board of Directors considered a number of factors, including, but not limited to, the following:

       (i) the general economic and competitive conditions of the market in which Surety operates;

      (ii) the volatility in levels of interest rates and the impact of such changes on Surety's earnings performance and other prospects;

     (iii) the financial resources of FBA and its subsidiaries and the likelihood of receiving the requisite regulatory approvals in a timely manner;

      (iv) all of the terms of the Reorganization Agreement;

       (v) all of the terms of the agreement by which FBA was granted the Stock Option (the "Stock Option Agreement"), including the exercise price, the number of shares subject to the option and the circumstances under which the option can be exercised as well as the effect of granting such option on an offer by a third party to acquire Surety if any third party were interested in making such an offer;

      (vi) Surety Shareholders would be given a choice to elect to receive FBA Common or cash;

     (vii) Surety Shareholders would be receiving an opinion of legal counsel that those Surety Shareholders receiving FBA Common would receive the benefit of a tax-free transaction;

    (viii) the liquidity and trading market for FBA Common, and that the FBA Common to be received by Surety Shareholders is proposed for listing on the NYSE;

      (ix) the opinion of Baxter Fentriss, Surety's financial advisor, that as of July 28, 1997, and as of October 17, 1997, the merger consideration was fair, from a financial point of view, to the holders of Surety Common Stock and Surety Preferred Stock, considering current market values, book value, earnings per share, and the prices and premiums paid in certain other similar transactions, as well as the results from current and previous marketing efforts. See "-- Opinion of Surety's Financial Advisor;"

       (x) the opinion of the Board of Directors that it was not likely that a better deal could be obtained from another acquirer in the short term, and that there could be no assurance that FBA would not withdraw its proposal if Surety were to continue soliciting other potential acquirers, or that any other offers would be, in fact, any better than FBA's offer;

      (xi) the need of FBA for most of Surety's employees, and the minimal impact of the Merger on Surety's employees;

     (xii) the interests of executive officers and directors of Surety, which are described in another section of this Proxy Statement under "--INTERESTS OF CERTAIN PERSONS IN THE MERGER;" and

    (xiii) the facts and circumstances set forth above entitled "Background and Reasons for the Transaction."

     In reaching its determination to approve and recommend the Merger, Surety's Board of Directors did not assign any relative or specific weights to the foregoing factors, and the individual directors may have given different weights to different factors.

Opinion of Surety's Financial Advisor

     Baxter Fentriss has delivered its written opinion to the Board of Directors of Surety that, as of July 28, 1997, updated as of October 17, 1997, the consideration to be received in the Merger by the holders of Surety Common Stock and Surety Preferred Stock is fair, from a financial point of view, to such holders.

     THE FULL TEXT OF THE FAIRNESS OPINION OF BAXTER FENTRISS, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX "B." SURETY SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. THE FAIRNESS OPINION IS DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED IN THE MERGER BY THE HOLDERS OF SURETY COMMON STOCK AND SURETY PREFERRED STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THIS PROXY STATEMENT-PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with its opinion, Baxter Fentriss discussed with the managements of Surety and FBA their respective businesses and outlooks. No limitations were imposed by Surety's Board of Directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion. Baxter Fentriss' opinion is directed to Surety's Board of Directors only, and is directed only to the fairness, from a financial point of view, of the consideration to be received. It does not address Surety's underlying business decision to effect the Merger, nor does it constitute a recommendation to any Surety Shareholder as to how such shareholder should vote with respect to the Merger or any other matter.

     Baxter Fentriss' opinion was one of many factors taken into consideration by Surety's Board of Directors in making its determination to approve the Reorganization Agreement, and the receipt of an update of Baxter Fentriss' opinion as of the mailing date of this Proxy Statement is a condition precedent to Surety's obligation to consummate the Merger. The opinion of Baxter Fentriss does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Surety or the effect of any other business combination in which Surety might engage.

     Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is a nationally recognized advisor to firms in the financial services industry on mergers and acquisitions. Among other reasons, Surety selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on bank and thrift transactions, and because of the firm's extensive experience and expertise in transactions similar to the proposed transaction. Baxter Fentriss is not affiliated with FBA or Surety.

     In connection with rendering its opinion to Surety's Board of Directors, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed herein, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of FBA and Surety including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, return on assets and equity, capitalization, the amount and type of non-performing assets, the impact of holding certain non-earning real estate assets, the reserve for loan losses and possible tax consequences resulting from the transaction; (ii) the business prospects of FBA and Surety; (iii) the economies of FBA's and Surety's respective market areas; (iv) the historical and current market for FBA Common and Surety Common Stock; (v) the pro forma effect of the FCB Merger; and (vi) the nature and terms of certain other merger transactions that it believed to be relevant. Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in California.

     In connection with rendering its opinion, Baxter Fentriss reviewed (i) the Reorganization Agreement and the Stock Option Agreement; (ii) drafts of this Proxy Statement - Prospectus; (iii) the Annual Reports to shareholders, including the audited financial statements of Surety for the years ended December 31, 1994, 1995, and 1996, and unaudited financial data for the six months ended June 30, 1997; (iv) the Annual Reports to shareholders, including the audited financial statements of FBA for the years ended
December 31, 1994, 1995 and 1996, and unaudited financial data for the six months ended June 30, 1997; (v) FBA's and FCB's Forms 10-K for the year ended December 31, 1996; (vi) FBA and FCB pro forma, combined, unaudited, condensed balance sheets as of June 30, 1997, and pro forma, combined, unaudited statements of income for the years ended December 31, 1995 and 1996 and six months ended June 30, 1997; (vii) pro forma, combined, unaudited, condensed balance sheets as of June 30, 1997, as well as pro forma, combined, unaudited statements of income for the year ended December 31, 1995 and 1996 and the six months ended June 30, 1997; and (viii) certain additional financial and operating information with respect to the business, operations and prospects of FBA and Surety as it deemed appropriate. Baxter Fentriss also (a) held discussions with members of the senior managements of FBA and Surety regarding the historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stock of Surety and FBA, (c) compared the results of operations of Surety and FBA with those of certain banking companies that it deemed to be relevant; (d) analyzed the pro-forma financial impact of the Merger on FBA; (e) analyzed the pro forma financial impact of the Merger on Surety; and (f) conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration to holders of Surety Common Stock and Surety Preferred Stock was to some extent a subjective one based on the experience and judgment of Baxter Fentriss and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Baxter Fentriss believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Baxter Fentriss' view of the actual value of Surety or FBA.

     In performing its analyses, Baxter Fentriss made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Surety or FBA. The analyses performed by Baxter Fentriss are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In rendering its opinion, Baxter Fentriss assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro-forma basis, to Surety or FBA.

     The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion:

     1. Stock Price History. Baxter Fentriss studied the history of the trading prices and volume for Surety Common Stock and FBA Common and compared that to publicly traded banks in California and Texas and to the price offered by FBA.

     2. Comparative Analysis. Baxter Fentriss compared the price to earnings multiple, price to book multiple, premium to deposits ratio, and price to assets ratio of the FBA offer with other comparable merger transactions in California. The comparative multiples included both bank and thrift sales during the last three years.

     3. Pro-Forma Impact. Baxter Fentriss considered the pro-forma impact of the transaction and concluded the transaction should have a positive long-term impact on FBA and Surety Shareholders who receive shares of FBA Common.

     4. Discounted Cash Flow Analysis. Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for a share of Surety Common Stock as a five and ten year investment. Under this analysis, Baxter Fentriss considered various scenarios for the performance of Surety Common Stock using (i) a range from 6% to 12% in the growth of Surety's earnings and dividends and (ii) a range from 10 times to 20 times earnings as the terminal value for Surety Common Stock. A range of discount rates from 12% to 15% were applied to these alternative growth and terminal value scenarios. These ranges of discount rates, growth alternatives, and terminal values were chosen based upon what Baxter Fentriss, in its judgment, considered to be appropriate taking into account, among other things, Surety's past and current performance, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and for companies with similar risk profiles. In most of the scenarios considered, the present value of a share of Surety Common Stock was calculated at less than that of the FBA offer. Thus, Baxter Fentriss' discounted cash flow analysis indicated that Surety Shareholders would be in a better financial position by receiving FBA Common and Cash Consideration offered in the Merger than continuing to hold Surety Common Stock and/or Surety Preferred Stock.

     Using publicly available information on FBA and applying the capital guidelines of banking regulators, Baxter Fentriss' analysis indicated that the Merger would not seriously dilute the capital and earnings capacity of FBA and would therefore likely not be opposed by the banking regulatory agencies from a capital perspective. Further, Baxter Fentriss considered the likely market overlap and the Federal Reserve Board guidelines with regard to market concentration and did not believe there to be an issue with regard to possible antitrust concerns.

     Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates, including those as to possible economies of scale, were reasonably prepared by management and reflect their best current judgments. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either Surety or FBA, and has not been furnished such an appraisal.

     No company or transaction used as a comparison in the above analysis is identical to Surety, FBA, or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the publicly trading value of the companies used for comparison in the above analysis.

     Baxter Fentriss has been or will be paid (i) an advisory fee of $5,000;
(ii) a merger fee, based on successful completion of the Merger, equal to 1.50% of aggregate consideration received by Surety or the Surety Shareholders; and (iii) reasonable out-of-pocket expenses for its services. Surety has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under federal securities laws.

Terms of the Merger

Merger Consideration

     Surety Common Stock. The Reorganization Agreement provides that, at the Effective Time and subject to the election and allocation procedures described below, each share of Surety Common Stock outstanding at the Effective Time (other than shares owned by Surety or its subsidiaries and those with respect to which appraisal rights are perfected), will be converted into either: (i) a number of shares of FBA Common determined by the application of a formula described below (such number of shares of FBA Common issuable in respect of each share of Surety Common Stock is referred to in this Proxy Statement-Prospectus as the "Stock Consideration"); or (ii) cash equal to $36.12 per share, without interest (such cash amount being referred as the "Cash Consideration"). The actual Stock Consideration will be obtained by dividing $38.12 by the FBA Exchange Price.

     The application of this formula is limited by the Exchange Rate Collar, which establishes both a minimum and a maximum value on the FBA Exchange Price and a corresponding maximum and minimum number on the Stock Consideration. The "Base Price" of FBA Common (the closing price on July 25, the last trading day preceding the date of the Reorganization Agreement) was $12.8125. If the FBA Exchange Price exceeds $14.73 (the "Ceiling") or is less than $10.89 (the "Floor"), the Stock Consideration will be set at the number for the Ceiling or the Floor, respectively, which would be produced by the formula. If the actual Stock Consideration is set by virtue of the Exchange Rate Collar at either the maximum or minimum (that is, if the operation of the formula without consideration of the Exchange Rate Collar would result in a higher or lower Stock Consideration), then the party adversely affected by the operation of the Exchange Rate Collar will have the right to terminate the Reorganization Agreement, unless the other party makes an acceptable offer to revise the terms of the conversion of Surety Common Stock into FBA Common. For example, if the FBA Exchange Price exceeds the Ceiling and the resulting market value of the Stock Consideration is more than that which would have resulted from the application of the formula for determining the FBA Exchange Price, then FBA would have the right to terminate the Reorganization Agreement unless Surety were to offer to revise the manner in which the FBA Exchange Price is determined, and such offer were accepted by FBA. Conversely, Surety would have the right to terminate the Reorganization Agreement if the FBA Exchange Price is less than the Floor, unless FBA were to make an acceptable offer to Surety. Neither party is obligated to exercise these termination rights or to propose a revised method of determining the FBA Exchange Price if the other party exercises the right to terminate.

     By way of example, the closing price for a share of FBA Common was $18.50 on October 6, 1997, a price higher than the Ceiling; if that were the FBA Exchange Price, then the Stock Consideration would be 2.5879 shares ($14.73, the Ceiling, times 2.5879 shares equals $38.12 per share). FBA has informed Surety that it does not intend to exercise its right to terminate the Reorganization Agreement or to seek to negotiate a different exchange ratio even though, in light of recent prices of FBA Common, the Exchange Rate
Collar is likely to result in
the issuance of more shares of FBA Common in the Merger than would be the case if the Exchange Ratio were calculated without any limitation.

     Under the Reorganization Agreement, the Stock Amount will equal the number of shares required by the application of the Exchange Ratio to be issued for 51% of the total number of shares of Surety Common Stock outstanding at the Effective Time, unless FBA and Surety mutually agree to increase that percentage to a level from 51% to 65%; for the purpose of applying the applicable percentage, all shares of Surety Preferred Stock will be treated as having been converted into the number of shares of Surety Common Stock into which they are convertible by their terms. In the Reorganization Agreement and in this Proxy Statement-Prospectus, the term "Stock Conversion Number" refers to the number of shares of FBA Common to be issued in exchange for 51% of the Total Surety Common.

     Pursuant to the Reorganization Agreement, the aggregate cash payable by FBA to Surety Common Shareholders will equal a fixed amount regardless of the FBA Exchange Price (except for immaterial changes due to rounding) and will vary only according to the Total Surety Common. For example, if the Total Surety Common at the Effective Time is 200,495 shares, then the aggregate cash payable by FBA to Surety Shareholders who are to receive cash will equal approximately $3,548,521.

     Because the aggregate number of shares of FBA Common and the aggregate amount of cash to be exchanged in the Merger will be fixed under the election and allocation procedures described herein, no assurance can be given that an election by any given Surety Shareholder will be honored with respect to any or all shares of Surety Stock held by such holder. Thus, holders may not receive their requested form of consideration. See "-- Election Procedures" and "-- Allocation."

     The Reorganization Agreement provides that if FBA or Surety effects a stock dividend, reclassification, recapitalization, stock split, reverse stock split, exchange of shares or similar transaction after the date hereof and before the Effective Time, the Stock Consideration, the Cash
Consideration and the Stock Amount will be appropriately adjusted.

     Although the Stock Consideration will be based on the average of market prices of FBA Common during the valuation period (i.e., the FBA Exchange Price), the market price of FBA Common may fluctuate and, on the date of receipt of shares of FBA Common by holders of Surety Common Stock, may be more or less than the FBA Exchange Price. Surety Shareholders are urged to obtain current market quotations for FBA Common in connection with voting their shares and making elections during the election period to receive the Stock Consideration or the Cash Consideration.

     Each of the shares of Surety Stock held by Surety or any of its subsidiaries will be cancelled and retired at the Effective Time, no consideration will be issued in exchange therefor in the Merger, and such shares will not be considered in the election and allocation process described herein.

     No fractional shares of FBA Common will be issued to any Surety Shareholder upon surrender of their certificates representing Surety Stock. Each shareholder who would otherwise have been entitled to receive a fraction of a share of FBA Common will receive, in lieu thereof, cash without interest in an amount equal to such fraction of a share of FBA Common multiplied by the closing price of one share of FBA Common at the close of business on the trading day next preceding the Effective Time.

     Surety Preferred Stock. At the Effective Time, each outstanding share of Surety Preferred Stock (other than any shares owned by Surety or its subsidiaries) will be deemed to be converted into 0.8507 shares of Surety Common Stock (the number into which it is convertible in accordance with the terms of the Surety Preferred Stock). The holders of shares of Surety Preferred Stock will then receive the same consideration as they would receive if the shares were actually converted, but without the necessity of complying with the requirements for conversion as set forth in the terms of the Surety Preferred Stock. Holders of Surety Preferred Stock should therefore review the preceding discussion of the manner in which shares of Surety Common Stock are to be converted and the sections of this Proxy Statement-Prospectus discussing the manner of making elections and the process to be followed by the Exchange Agent (expected to be Chase Mellon Shareholder Services) in the allocation of consideration, in order to determine the effect of such procedures on the consideration which they will receive as a result of the Merger.

Election Procedures

     Shortly after the Special Meeting (assuming that the Merger is approved at the Special Meeting), the Exchange Agent will send to each Surety Shareholder an Election Statement and other appropriate transmittal materials permitting such holder (i) to elect to receive Stock Consideration in the Merger with respect to all of such Surety Shareholder's shares ("Stock Election Shares"); (ii) to elect to receive Cash Consideration in the Merger with respect to all of such Surety Shareholder's shares ("Cash Election Shares"); (iii) to elect a mixture of Cash Consideration and Stock Consideration; or (iv) to indicate that such holder makes no election ("No Election Shares"). Shares of Surety Common Stock and Surety Preferred Stock which are not covered by an effective, properly completed Election Statement will be deemed to be No Election Shares. Each holder of fewer than 200 shares of Surety Common Stock as of July 27, 1997 (after giving effect to the deemed conversion of any shares of Surety Preferred Stock owned by such holder) who elects to receive Stock Consideration or Cash Consideration in the Merger will receive the form of consideration elected. The consideration to be received by holders of 200 shares or more of Surety Common Stock is subject to allocation depending primarily on the elections made by the other Surety Shareholders.

     Subject to possible adjustments as described herein, a fixed number of shares of FBA Common will be issued in the Merger. Accordingly, there can be no assurance that each Surety Shareholder will receive the form of consideration that such holder elects with respect to any or all shares of Surety Common Stock or Surety Preferred Stock held by such holder. If the elections result in any oversubscription for either Stock Consideration or Cash Consideration, the procedures for allocating FBA Common and cash, described below under "--Allocation," will be followed by the Exchange Agent.

     To make an effective election, a Surety Shareholder must submit a properly completed Election Statement which is actually delivered to the Exchange Agent at or prior to the Election Deadline (as defined below) in accordance with the instructions on the Election Statement. An Election Statement will be properly completed only if accompanied by certificates representing all shares covered thereby, and all documentation required by the Exchange Agent. The Election Deadline is 5:00 p.m., Eastern time, on the fifteenth calendar day following, but not including, the date of mailing of the Election Statement or such other date upon which FBA and Surety mutually agree.

     Any Election Statement may be revoked or changed by written notice from the person submitting such Election Statement to the Exchange Agent delivered at or prior to the Election Deadline. In the event of revocation, the certificate or certificates representing shares covered by any revoked Election Statement will be returned to the person who submitted the Election Statement upon written request to that effect from the holder. The Exchange Agent will have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made, and such determination will be final.

Allocation

     Within five days after the Election Deadline, the Exchange Agent will be required to make an allocation among holders of Surety Common Stock and Surety Preferred Stock to receive Stock Consideration or Cash Consideration, or a mixture of both forms of consideration, in the following manner:

     (A) If the number of Stock Election Shares is less than 51% of the Total Surety Common, then:

     (i) all Stock Election Shares will be converted into the right to receive FBA Common;

     (ii) a sufficient number of No Election Shares will be converted into the right to receive FBA Common so that the total number of shares of FBA Common to be issued for such shares, added to the number to be issued for Stock Election Shares, will equal the Stock Conversion Number. If such total is less than the Stock
           Conversion Number, then all of the No Election Shares will be so converted, and the Exchange Agent will designate a sufficient number of Cash Election Shares to be converted into FBA Common so that the total number of shares of FBA Common to be issued equals the Stock Conversion Number. For the purposes of determining which Cash Election Shares are so designated
           (such shares being referred to as the "Stock Designated
           Shares"), the Exchange Agent will observe the following requirements: (a) all outstanding shares of Surety Preferred
           Stock will be treated as having been converted into the appropriate number of shares of Surety Common Stock; (b) each Surety Shareholder who was a record owner of fewer than 200 shares of Surety Common Stock on July 27, 1997 (after taking into account all accounts for which such Shareholder was record owner and all Surety Preferred Stock of which such Shareholder was record owner) shall receive exclusively the form of consideration elected by such shareholder; (c) no shares of Surety Common Stock owned by dissenting shareholders who have submitted a demand for appraisal shall be Stock Designated
           Shares; and (d) the appropriate number of Cash Election Shares owned by all other Surety Shareholders will be selected as Stock Designated Shares, in the same proportion as each Surety Shareholder's Cash Election Shares bears to the total number of Cash Election Shares eligible to be designated as Stock
           Designated Shares; and

     (iii) all remaining Cash Election Shares except those owned by dissenting shareholders will be converted into the right to receive cash.

     (B) If the number of Stock Election Shares is greater than 51% of the Total Surety Common, then the following allocation process will be used, unless FBA decides, with Surety's written consent, to instruct the Exchange Agent that a higher percentage, up to 65%, may be converted into FBA Common, as discussed further below:

     (i) all Cash Election Shares and No Election Shares will be converted into the right to receive cash;

     (ii) the Exchange Agent will designate a sufficient number of Stock Election Shares to be converted into Cash Consideration (the "Cash Designated Shares") so that the total number of shares of FBA Common to be issued equals the Stock Conversion Number, subject to the same requirements as stated in paragraph (A)(ii) above and designating an appropriate percentage of Cash Designated Shares proportionately from the Stock Election Shares owned by all Surety Shareholders except those excluded by virtue of such requirements; and

     (iii) all remaining Stock Election Shares will be converted into the right to receive FBA Common.

     The Reorganization Agreement provides that if the number of Stock Election Shares exceeds 51% of the Total Surety Common, then FBA, with Surety's written consent, may instruct the Exchange Agent to allow any number of additional Stock Election Shares, up to but not exceeding 65% of the Total Surety Common, to be converted into the right to receive shares of FBA Common. If that occurs, all of the remaining shares (i.e., the Cash Election Shares, the No Election Shares and the Stock Election Shares in excess of the percentage agreed to) will be converted into the right to receive Cash Consideration, subject to the same allocation procedures as described above to determine the manner which a portion of the Stock Election Shares are converted to Cash Consideration. It should be noted that neither FBA nor Surety will be under any obligation to agree to increase the number of Stock Election Shares to be converted into FBA Common to any level higher than the Stock Conversion Number.

     The selection process to be used by the Exchange Agent will consist of such processes as will be mutually determined by FBA and Surety.

     Because the tax consequences of receiving cash or FBA Common will differ, Surety Shareholders are urged to read carefully the information set forth under the caption "-- Certain Federal Income Tax Consequences of the Merger." Because the Stock Consideration can fluctuate in market value from the FBA Exchange Price, the economic value per share received by Surety Shareholders who receive Stock Consideration may, as of the date of receipt, be more or less than the amount of Cash Consideration per share received by Surety Shareholders who receive Cash Consideration.

     The failure to submit timely a properly completed Election Statement will result in a Surety Shareholder having no choice as to the receipt of FBA Common or cash in the Merger. See "-- Election Procedures."

Certain Federal Income Tax Consequences of the Merger

     The following is a summary description of the material federal income tax consequences of the Merger. This summary is not a complete description of all of the consequences of the Merger and, in particular, may not address federal income tax considerations that may affect the treatment of a shareholder that, at the Effective Time, already owns some FBA stock
(directly or indirectly through the stock ownership attribution rules of Section 318 of the Code), is a foreign corporation, a tax exempt entity, or an individual who acquired Surety Stock pursuant to an employee stock option, or exercises some form of control over Surety. Each Surety Shareholder's individual circumstances may affect the tax consequences of the Merger to such shareholder. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Consequently, each Surety Shareholder is advised to consult a tax advisor as to the specific tax consequences of the Merger.

     General. It is intended that the Merger qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and that the exchange by Surety Shareholders of their Surety Stock for FBA Common or cash have the tax treatment set forth below.

     Neither FBA nor Surety has requested or will request an advance ruling from the Internal Revenue Service ("IRS") as to the tax consequences of the Merger. FBA and Surety have received an opinion from Lewis, Rice & Fingersh, St. Louis, Missouri, FBA's special tax counsel, that, assuming that the Merger is completed as described herein and in the Reorganization Agreement and based on certain customary representations referred to therein, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by FBA, AcquisitionCo or Surety as a result of the Merger.

     Based on such opinion, the material results will be as follows.

     No gain or loss will be recognized by FBA, AcquisitionCo or Surety as a result of the Merger.

     Receipt of FBA Common Only. A Surety Shareholder who receives solely FBA Common (except for cash in lieu of fractional shares, discussed below) in exchange for all shares of Surety Common Stock and Surety Preferred Stock actually owned by such holder will not recognize any gain or loss upon such exchange for federal income tax purposes. The tax basis of the FBA Common received in such exchange will be equal (except for the basis attributable to any fractional shares of FBA Common, discussed below) to the basis of the Surety Common Stock and Surety Preferred Stock surrendered in exchange therefor. Provided that the Surety Common Stock and Surety Preferred Stock so surrendered was held as a capital asset at the time of the exchange, the holding period of the FBA Common received will include the holding period of shares of Surety Common Stock and Surety Preferred Stock surrendered.

     Receipt of Cash Only. If a Surety Shareholder receives solely cash in exchange for his Surety stock, such cash will be treated as received by him as a distribution in redemption of the Surety stock. A Surety Shareholder who receives solely Cash Consideration in exchange for all of his or her shares of Surety Common Stock and Surety Preferred Stock and, as a result of the Merger, holds no shares of FBA Common directly or indirectly through the stock ownership attribution rules of Section 318 of the Code, should recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such holder's tax basis in the Surety Common Stock and Surety Preferred Stock surrendered. Assuming such Surety Shareholder, at the time of the exchange, held the Surety Common Stock and Surety Preferred Stock as a capital asset, such gain or loss should be capital gain or loss and, if so treated, will be long-term capital gain or loss taxed at a maximum 20% rate if the holder's holding period at that time is more than 18 months. If the Surety Common Stock and Surety Preferred Stock are held more than 12 months but not more than 18 months, the capital gain will be taxed at a maximum rate of 28%. Gain from the exchange of Surety Common Stock and Surety Preferred Stock held for not more than 12 months will be taxed as ordinary income. The Code contains limitations on the extent to which shareholders may deduct capital losses from ordinary income.

     Receipt of Part Cash, Part FBA Common. The Reorganization Agreement provides that Surety Shareholders are entitled to elect to receive either FBA Common, Cash Consideration, or a mixture, or to make no election; however, in certain circumstances, a Surety Shareholder may receive both FBA Common and Cash Consideration notwithstanding an election to receive solely one form of consideration or the other. If a Surety Shareholder does receive in the Merger both FBA Common and Cash Consideration, as discussed below, the receipt of the Cash Consideration could be taxed as a dividend. A Surety Shareholder's tax consequences will also depend on whether shares of Surety stock were purchased at different times at different prices. While the Surety Shareholder would not recognize gain or loss on the shares of Surety stock exchanged for FBA Common and the basis would carry over, he or she could recognize gain (but could not recognize loss), on the receipt of Cash Consideration in exchange for other shares of Surety stock, but not in excess of the amount of cash received. Such gain will be eligible for capital gains treatment (assuming the shares are held as a capital asset by the shareholder) unless such receipt of cash has the effect of a distribution of a dividend as provided in Section 356 of the Code, in which case such gain will be taxable as ordinary income. Any disallowed loss would be included in the adjusted basis of the FBA Common. Such a Surety Shareholder is strongly advised to consult his or her own tax advisor respecting the tax consequences of the Merger.

     Possible Dividend Treatment. The constructive ownership rules of Section 318 of the Code are important in determining whether a Surety Shareholder who receives a combination of FBA Common and cash in the Merger will receive capital gain or ordinary dividend treatment of any gain recognized by that shareholder. Those rules apply in certain specified circumstances to attribute ownership of shares of a corporation from the shareholder actually owning the shares, whether an individual, a trust, a partnership or a corporation, to certain members of the individual's family or to certain individuals, trusts, partnerships or corporations in which that shareholder has an ownership or beneficial interest, or which have an ownership or beneficial interest in that shareholder. A shareholder is also considered under these rules to own any shares with respect to which that shareholder holds exercisable options.

     Except in the case of cash received in lieu of a fractional share, discussed below, the determination of whether a cash payment received in the Merger has the effect of the distribution of a dividend will be made by comparing the proportionate interest of the shareholder after the Merger with the proportionate interest the shareholder would have had if the shareholder had received solely FBA Common. This comparison is made as though FBA had issued in the Merger to such shareholder solely its FBA Common and, in a hypothetical redemption, FBA had redeemed such portion of its FBA Common as represented in value, at the time of the Merger, the amount of cash the shareholder received. In making this comparison, the constructive ownership rules of the Code apply. The amount of any such dividend, so determined, is limited to that shareholder's ratable share of the accumulated earnings and profits of Surety at the Effective Time.

     Under IRS guidelines, a hypothetical redemption involving a minority FBA shareholder whose relative stock interest in FBA is minimal, who exercises no control over the affairs of FBA and who experiences a reduction in the shareholder's proportionate stock interest will not receive dividend treatment of the cash received in these circumstances, under the rules of
Section 302(b)(1) of the Code. Because the determination of whether a cash payment will be treated as having the effect of the distribution of a dividend generally will depend in part upon the facts and circumstances of each holder of Surety Stock (for example, whether or not such shareholder also owns any FBA stock), such shareholders are strongly advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

     Cash in Lieu of Fractional Shares. Surety Shareholders who hold Surety Stock as a capital asset and who receive in the Merger, in exchange for such stock, solely FBA Common and cash in lieu of a fractional share interest in FBA Common will be treated as having received such fraction of a share of FBA Common and then as having received cash in redemption by FBA of the fractional share interest. Under IRS guidelines, since the cash is being distributed in lieu of fractional shares solely for the purpose of saving FBA the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained-for consideration, the cash received will be treated as having been received in part or full payment in exchange for the fractional share of stock redeemed, and as capital gain or loss, not as a dividend.

     Exercise of Appraisal Rights. The transaction will be a taxable event for holders of Surety Common Stock who perfect appraisal rights under applicable law and receive solely cash in exchange for their shares. Such a shareholder will have the same tax consequences as a Surety Shareholder who receives only Cash Consideration, as discussed above.

     Backup Withholding. Unless an exemption applies, the Exchange Agent will be required to withhold, and will withhold, 31% of any cash payments to which a shareholder or other payee is entitled pursuant to the Merger, unless the shareholder or other payee provides his or her tax identification number (Social Security Number or Employer Identification Number) and certifies that such number is correct. Each Surety Shareholder and, if applicable, each other payee is required to complete and sign the Substitute Form W-9 that will be included as part of the transmittal letter to avoid backup withholding (or W-8 if the shareholder is a nonresident alien or foreign entity), unless an applicable exemption exists and is proved in a manner satisfactory to FBA and the Exchange Agent.

     The discussion set forth above is included for general information only. It does not address the state, local or foreign tax aspects of the Merger. The discussion is based on currently existing provisions of the Code, existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. Since the federal income tax consequences of the Merger to Surety Shareholders depend to a great extent on whether they receive FBA Common or cash, it is important that each Surety Shareholder return the election form so that it is received before the Election Deadline.

Resale of FBA Common

     The shares of FBA Common into which shares of Surety Stock are converted on the Effective Date will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed to be an "affiliate" of Surety for purposes of Rule 145 under the Securities Act as of the date of the Special Meeting. Affiliates may not sell their shares of FBA Common acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. FBA has agreed to register the stock of such affiliates for resale, and this Proxy Statement-Prospectus also constitutes the prospectus for the resale of shares held by such affiliates. Persons who may be deemed to be affiliates of Surety generally include individuals or entities that control, are controlled by or are under common control with Surety and include certain officers and directors of Surety as well as principal shareholders of Surety. For additional information regarding the potential resale of FBA Common by affiliates of Surety, see "FBA COMMON REGISTERED FOR RESALE."

Regulatory Approvals

     The Merger and the merger of Sunrise into AcquisitionCo (the "Subsequent Bank Merger") are subject to, and conditioned upon, receipt of approvals from the FDIC, the Commissioner and the Federal Reserve. Applications have been submitted for each of such approvals.

     Under the Bank Merger Act (the "Merger Act"), an application to the FDIC will be subject to a review which takes into consideration, among other factors, the financial and managerial resources and future prospects of the banks and the convenience and needs of the communities to be served. The Merger Act prohibits the approval of a merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect would be to lessen competition substantially in any part of the country or tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the FDIC finds that anticompetitive effects of the Merger are clearly outweighed by the public interest and probable effects of the transaction in meeting the convenience and needs of the communities to be served. The FDIC has the authority to disapprove an application if it concludes that the combined entity would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act, as amended. Under the Merger Act, the Merger may not be consummated until the expiration of a waiting period following FDIC approval, during which time the U. S. Department of Justice has the right to challenge the Merger on antitrust grounds. An application was filed with the FDIC pursuant to the Merger Act on September 11, 1997.

     An application for approval of the Merger and the Subsequent Bank Merger must also be submitted to the Commissioner. The California Financial Code provides that the Commissioner shall approve such an application unless he finds that (i) the effect of the acquisition would be to substantially lessen competition; (ii) the financial condition of the acquirer is such as might jeopardize the financial stability of the acquired bank or prejudice the interests of the depositors, creditors or shareholders of the acquired bank or the acquirer; or (iii) the proposed acquisition is unfair, unjust or inequitable to the acquired bank or the acquirer. The Commissioner may impose such conditions as he deems reasonable, necessary or advisable in the public interest. An application for approval of the Merger and the Subsequent Bank Merger was filed with the Commissioner on September 11, 1997.

     It is also necessary for FBA to obtain the approval or a waiver of application by the Federal Reserve Board pursuant to the Bank Holding Company Act, as amended (the "BHCA"). The standards for consideration of an acquisition under the BHCA are substantially similar to those discussed above under the Bank Merger Act and, if an application is filed or approved, there is a 15 day waiting period after such approval before the transaction may be consummated.

     FBA anticipates that all of the necessary approvals will be granted during the fourth quarter, but there is no assurance that such approval will be forthcoming.

Charter and By-Laws of Surviving Bank

     Pursuant to the Reorganization Agreement, the Articles of Incorporation and By-Laws of AcquisitionCo, as in effect at the Effective Time, will be the Articles of Incorporation and By-Laws of the Surviving Bank in the Merger unless and until amended.

Dissenters' Rights

     Pursuant to Section 1300 of the California General Corporation Law ("CGCL"), any holder of Surety Common Stock who does not wish to accept the consideration to be paid pursuant to the Reorganization Agreement may dissent from the Merger and elect to have the fair market value of his or her shares of Surety Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to him or her in cash, provided that he or she complies with the provisions of Sections 1300 through 1312 of the CGCL.

     The following is a brief summary of the statutory procedures to be followed by a holder of Common Stock in order to dissent from the Merger and perfect appraisal rights under the CGCL. This Summary is not intended to be complete and is qualified in its entirety by reference to Sections 1300 to 1312 of the CGCL, the texts of which are attached as Appendix C to this Prospectus-Proxy Statement.

     If any holder of Surety Common Stock elects to exercise the right to dissent from the Merger and demand appraisal, such shareholder must:

     (i) deliver a written demand for appraisal of his or her shares to Surety not later than the date of the Special Meeting (this written demand for appraisal must be in addition to and separate from any proxy or vote against the Reorganization Agreement; neither voting against, abstaining from voting nor failing to vote on the Reorganization Agreement will constitute a demand for appraisal within the meaning of Section 1300); and

     (ii) vote against the Merger in person or by proxy (the return of a signed proxy which does not specify a vote against approval and adoption of the Reorganization Agreement will constitute a waiver of the shareholder's right of appraisal and nullify any previously filed written demand for appraisal); and

     (iii) within 30 days of the mailing of a notice to Surety Common Shareholders of the approval of the Merger, submit the certificates evidencing such dissenting shares to Surety to be stamped or endorsed with a statement that the shares are Dissenting Shares.

     If a Surety Common Shareholder fails to comply with any of these requirements and the Merger becomes effective, he or she will be entitled to receive the consideration provided in the Reorganization Agreement but will have no appraisal rights with respect to his or her shares of Surety Common Stock.

     All written demands for appraisal should be addressed to: President, Surety Bank, 116 Springstowne Center, Vallejo, California 94591, before the taking of the vote at the Special Meeting, and should be executed by or on behalf of the holder of record. Such demand must reasonably inform Surety of the identity of the shareholder, identify the number of shares held of record by the shareholder making the demand and contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the Merger.

     To be effective, a demand for appraisal must be executed by or for the shareholder of record who held such shares on the date of making such demand, and who continuously holds such shares through the time the certificates for such shares are submitted to Surety for endorsement as Dissenting Shares, fully and correctly, as such shareholder's name appears on his or her stock certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial owner must, in such case, have the registered owner submit the required demand in respect of such shares.

     If Surety Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If Surety Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds Surety Common Stock as a nominee for others may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Surety Common Stock in the name of such record owner.

     If the Merger is approved by the Surety Common Shareholders, Surety or its successor will give written notice that the Merger has been approved within ten days after the Special Meeting to each Surety Common Shareholder who filed a written demand for appraisal and voted against the Merger. Any Surety Common Shareholder entitled to appraisal rights must, in order to perfect such rights, within 30 days after the date of mailing of the notice, submit the certificates representing any shares to which the demand relates.

     If Surety or its successor and a dissenting shareholder agree that the shares are Dissenting Shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate from the date of their agreement. Subject to applicable legal limits on distributions to shareholders, payment of the fair market value of Dissenting Shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the Merger are satisfied, whichever is later, subject to surrender of the certificates therefor.

     If Surety or its successor denies that the shares are Dissenting Shares or fails to agree with a shareholder on the fair market value of the shares, then the Surety Common Shareholder demanding purchase of such shares as Dissenting Shares may, within six months after the date on which written notice of shareholder was mailed to the shareholder, but not thereafter, file a complaint in the Superior Court of the proper county, praying the court to determine whether the shares are Dissenting Shares or the fair market value of the Dissenting Shares, or both, or may intervene in any action pending on such a complaint.

     Inasmuch as Surety and its successor have no obligation to file such a petition, the failure of a shareholder to do so within the period specified could nullify such shareholder's previous written demand for appraisal. In any event, at any time with the written consent of Surety or its successor, any shareholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the consideration payable pursuant to the Merger.

     After determination of the shareholders entitled to an appraisal, the Superior Court will appraise (or commission the appraisal of) the shares of Surety Common Stock, determining their fair market value exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the court will direct the payment by Surety or its successor of such value, with interest thereon at the legal rate from the date judgment is entered, to the shareholders entitled to receive the same, upon proper surrender of the certificates representing such Surety Common Stock. In determining the fair market value, the Superior Court will take into account all factors the court considers relevant.

     Section 1300 provides that fair market value is to be determined as of the day before the first announcement of the Merger and is to exclude "any appreciation or depreciation in consequence of the proposed action." Surety Common Shareholders considering seeking appraisal should bear in mind that the fair market value of their shares determined under Section 1300 could be more than, the same as or less than the consideration payable pursuant to the Reorganization Agreement, and that an opinion of an investment banking firm as to the fairness of the Merger does not constitute an opinion as to fair market value under Section 1300.

     Costs of the appraisal proceeding may be assessed against the parties thereto (i.e., Surety or its successor and the shareholders participating in the appraisal proceeding) by the court as it deems equitable in the circumstances. However, Surety or its successor shall pay the costs, including, at the discretion of the court, attorneys and witness fees and interest if the value of the award exceeds the consideration payable pursuant to the Reorganization Agreement by more than 25%. However, if no petition for appraisal is filed within six months of the date the notice of approval of the Merger is mailed to dissenting shareholders, or if such shareholder delivers a written withdrawal of his or her demand for an appraisal and an acceptance of the merger consideration with the written approval of Surety or its successor, then the right of such shareholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in the Superior Court will be dismissed as to any shareholder without the approval of the Court, and such approval may be conditioned upon such terms as the court deems just.

     FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH IN THE APPLICABLE STATUTES WILL CAUSE THE SHAREHOLDER TO LOSE HIS OR HER RIGHTS. CONSEQUENTLY, ANY SHAREHOLDER WHO DESIRES TO EXERCISE DISSENTERS' RIGHTS SHOULD CONSIDER CONSULTING WITH A LEGAL ADVISOR.

     There is no right to dissent from the Merger with respect to Surety Preferred Stock.

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

Management and Operations After the Merger

     The Reorganization Agreement provides that the directors and officers of AcquisitionCo immediately prior to the Effective Time will continue to be the directors and officers, respectively, of the Surviving Corporation.

New York Stock Exchange Listing

     FBA Common is listed and trades on the NYSE, and FBA has agreed in the Reorganization Agreement to use its best efforts to cause the shares of FBA Common to be issued in the Merger to be listed on the NYSE.

Exchange of Surety Certificates

     Prior to the Effective Time, FBA will appoint Chase Mellon Shareholder Services, or another entity to which Surety has no reasonable objection, as the Exchange Agent. A letter of transmittal and other appropriate and customary exchange materials will be mailed by the Exchange Agent to each holder of record of Surety Stock for use in exchanging Surety Certificates for FBA Certificates. No transfer of Surety Stock will be effected on the stock transfer books of Surety at and after the Effective Time.

     To effect a proper surrender and exchange of Surety Certificates, the Surety Certificates must be surrendered to the Exchange Agent with properly executed and completed letters of transmittal. The Exchange Agent will have reasonable discretion to determine whether letters of transmittal have been properly completed and executed and to disregard immaterial defects.

     Neither certificates for fractions of shares of FBA Common nor scrip certificates for such fractions will be issued, and holders of Surety Certificates who would otherwise be entitled to receive fractions of shares of FBA Common will not have the rights with respect to such fractions of shares, but will receive in lieu thereof cash in an amount equal to such fraction multiplied by the FBA Exchange Price. If more than one Surety Certificate is surrendered for the account of the same Surety Shareholder, the number of full shares of FBA Common for which FBA Certificates will be issued will be computed on the basis of the aggregate number of shares of Surety Stock represented by the Surety Certificates so surrendered.

     Surety shareholders should not surrender their Surety Certificates for exchange until a letter of transmittal, instructions and other exchange materials are received from the Exchange Agent. However, Surety Shareholders may wish to notify Surety prior to the receipt of such materials if their Surety Certificates are lost, stolen, destroyed or not properly registered, in order to begin the process of obtaining replacement Surety Certificates.

Accounting Treatment

     The Merger will be accounted for by FBA under the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income of the combined company will not include income (or loss) of Surety prior to the Effective Time.

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

                        THE REORGANIZATION AGREEMENT

     The following is a summary of the material provisions of the Reorganization Agreement, which is attached as Appendix A-1 to this Proxy Statement-Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Reorganization Agreement.

The Merger

     The Reorganization Agreement provides that, following the approval of the Merger by Surety Common Shareholders, the grant of all necessary regulatory approvals and the satisfaction or waiver of the other conditions to the Merger, Surety will be merged with and into a wholly-owned subsidiary of FBA. The Merger will become effective at the Effective Time, and the capital stock of Surety will be converted into FBA Common or will be exchanged for cash, as discussed elsewhere in this Proxy Statement-Prospectus. See "THE MERGER--Terms of the Merger--Merger Consideration" and "--Exchange of Surety Certificates."


Representations and Warranties of FBA And Surety

     Representations and Warranties of FBA. The Reorganization Agreement contains representations and warranties of FBA made to Surety generally including, but not limited to: (i) FBA's organization, standing and similar corporate matters; (ii) the execution, delivery and enforceability of the Reorganization Agreement and the Stock Option Agreement; (iii) the delivery to Surety of certain of FBA's financial statements; (iv) the material accuracy, as of the date of mailing to Surety Common Shareholders, of information provided by FBA in connection with this Proxy Statement-Prospectus, and the material compliance with law of the form of documents which FBA is responsible for filing with any governmental entity in connection with the Merger; (v) the due authorization, valid issuance and other attributes of the FBA Common to be issued in the Merger; (vi) the absence of any fact known to FBA, and of any action taken by FBA and its subsidiaries, which would prevent the Merger from qualifying as a reorganization under Section 368 of the Code or which would materially impede or delay any required regulatory approval; (vii) the incurrence by FBA of any fees for brokers or finders in connection with the Merger and related transactions; (viii) the adequacy of FBA's allowance for loan losses; (ix) except as disclosed in FBA's financial statements or incurred in the ordinary course of business consistent with past practice, the absence since March 31, 1997 of liabilities material to FBA, and the absence of changes or other events involving a material adverse change in the financial condition, the results of operations or the business or prospects of FBA; (x) the absence of potentially material litigation against FBA and its subsidiaries except as disclosed to Surety; and (xi) the nature and status of any loans, contracts and other arrangements with any of FBA's officers, directors or employees or any of their related interests.

     Representations and Warranties of Surety. The Reorganization Agreement contains representations and warranties of Surety made to FBA generally including, but not limited to: (i) Surety's organization, standing and similar corporate matters; (ii) the execution, delivery and enforceability of the Reorganization Agreement and the Stock Option Agreement;
(iii) the delivery to FBA of certain of Surety's financial statements; (iv) the material accuracy, as of the date of mailing to Surety Common Shareholders, of information provided by Surety in connection with this Proxy Statement-Prospectus, and the material compliance with law of the form of documents which Surety is responsible for filing with any governmental entity in connection with the Merger; (v) the absence of any fact known to Surety, and of any action taken by Surety and its subsidiaries, which would prevent the Merger from qualifying as a reorganization under Section 368 of the Code or which would materially impede or delay any required regulatory approval;
(vi) the incurrence by Surety of any fees for brokers or finders in connection with the Merger and related transactions; (vii) the adequacy of Surety's allowance for loan losses; (viii) except as disclosed in Surety's financial statements or incurred in the ordinary course of business consistent with past practice, the absence since March 31, 1997 of liabilities material to Surety, and the absence of changes or other events involving a material adverse change in the financial condition, the results of operations or the business or prospects of Surety; (ix) the absence of potentially material litigation against Surety and its subsidiaries except as disclosed to FBA; (x) identification of all of its subsidiaries; (xi) the absence of any regulatory actions against Surety or any of its subsidiaries;
(xii) identification of all of its properties, contracts, employee benefit plans and other agreements meeting certain criteria specified in the Reorganization Agreement; (xiii) proper accounting for the securities in Surety's investment portfolio; (xiv) the status of the loans in Surety's loan portfolio and the documentation relating thereto; (xv) the status of its employee benefit plans under applicable laws and regulations; (xvi) legal title to its properties and the existence and nature of insurance relating thereto; (xvii) the status under environmental laws and regulations of properties now or previously owned, leased or operated by Surety and its subsidiaries; and (xviii) the nature and status of any loans, contracts and other arrangements with any of Surety's officers, directors or employees or any of their related interests.

Conditions to Consummation of the Merger

     Conditions to Each Party's Obligation to Effect the Merger. Each of FBA's and Surety's obligations to effect the Merger are subject to various conditions (which may be waived), including, in addition to other customary closing conditions, the following:

     (i) the Surety Common Shareholders shall have approved the Merger by the vote required by applicable corporate law;

     (ii) all necessary governmental approvals for the Merger shall have been obtained, and any waiting periods imposed by any applicable law or regulation shall have expired;

     (iii) the Registration Statement shall have been declared effective and shall not be subject to a stop order;

     (iv) there shall not be any injunction or restraining order preventing the consummation of the Merger in effect nor shall any proceeding by any governmental entity seeking the same be pending, nor shall the Merger be illegal under any applicable law; and

     (v) FBA and Surety shall have received the opinion of Lewis, Rice & Fingersh, special tax counsel to FBA, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by FBA, AcquisitionCo or Surety as a result of the Merger.

     Conditions to the Obligations of Surety to Effect the Merger. The obligations of Surety to effect the Merger are subject to the fulfillment or waiver prior to the Effective Time of the following additional conditions:

     (i) as of the Closing Date of the Merger, the representations and warranties of FBA set forth in the Reorganization Agreement shall be true in all material respects, and the financial statements of FBA delivered pursuant to the Reorganization Agreement shall not be inaccurate in any material respect;

     (ii) FBA shall have performed in all material respects its obligations under the Reorganization Agreement; and

     (iii) Surety shall have received certain documents required to be delivered by FBA, including certificates relating to the legal status of FBA and AcquisitionCo and a legal opinion from counsel to FBA.

     Conditions to the Obligations of FBA to Effect the Merger. The obligations of FBA to effect the Merger are subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

     (i) as of the Closing Date of the Merger, the representations and warranties of Surety set forth in the Reorganization Agreement shall be true in all material respects, and the financial statements of Surety delivered pursuant to the Reorganization Agreement shall not be inaccurate in any material respect;

     (ii) Surety shall have performed in all material respects its obligations under the Reorganization Agreement;

     (iii) FBA shall have received certain documents required to be delivered by Surety, including certificates relating to the legal status of Surety and a legal opinion from counsel to Surety;

     (iv) FBA shall have received certain environmental reports required to be delivered by Surety and shall have been satisfied with same; and

     (v) Surety Common Shareholders owning no more than ten percent of the outstanding Surety Common Stock shall have perfected the right to dissent from the Merger.

Conduct of Surety's Business Pending the Merger

     Pursuant to the terms of the Reorganization Agreement, Surety is required to conduct its business only in the ordinary and usual course consistent with past practices. Furthermore, the Reorganization Agreement contains certain specific restrictions upon the conduct of Surety's business pending the Merger. In particular, the Reorganization Agreement provides that Surety will not: (i) declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, except for scheduled dividends on the Surety Preferred Stock; (ii) issue any common stock or other capital stock or any options, warrants, or other rights to subscribe for or purchase common stock or any other capital stock or any securities convertible into or exchangeable for any capital stock (except pursuant to the valid exercise of outstanding stock options to purchase Surety Common Stock); (iii) directly or indirectly redeem, purchase or otherwise acquire any capital stock of Surety or any subsidiary; (iv) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock, or otherwise reorganize or recapitalize; or (v) change its articles of incorporation or bylaws.

     The Reorganization Agreement further provides that without the prior written consent of FBA, which shall not be unreasonably withheld, Surety will not: (i) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or employees, grant any stock options or, except as required by law, adopt or make any change in any employee benefit plan, agreement, payment or arrangement made to, for or with any such officers or employees; (ii) borrow or agree to borrow any amount of funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any obligations of others; (iii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts in excess of $250,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $500,000 (excluding for this purpose any accrued interest or overdrafts), (iv) purchase or otherwise acquire any investment security for its own account having an average remaining life to maturity greater than three years or any asset-backed securities other than those issued or guaranteed by the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation; (v) enter into any agreement, contract or commitment having a term in excess of three months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; (vi) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; (vii) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to Surety or any claims which Surety may possess, or waive any material rights of substantial value; (viii) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property, other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness to Surety; (ix) foreclose upon or otherwise take title to or possession or control of any real property (other than single family, non-agricultural residential property of one acre or less) without first obtaining a phase one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; (x) commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a material adverse effect on Surety's business, financial condition or earnings; (xi) violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on

Surety's business, financial condition, or earnings; (xii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $25,000; or (xiii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner consistent with past practices.

     The Reorganization Agreement also prohibits Surety from soliciting or encouraging any person or entity in connection with any proposal for the acquisition of all or any substantial portion of Surety's business or assets or shares of Surety Common Stock or other securities or, unless its Board of Directors shall have received written legal advice to the effect that the directors have a fiduciary duty under applicable law to do so, holding discussions or negotiations with, or providing information to, or entering into any agreement to merge or consolidate with, or sell a significant portion of its assets or those of any subsidiary to, any person or entity. Surety is also required to use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under the Reorganization Agreement and to effect the Merger in accordance with the terms and provisions thereof. The Reorganization Agreement requires Surety to furnish to FBA in a timely manner all information, data and documents requested by FBA as may be required to obtain any necessary regulatory or other approvals of the Merger and to deliver to FBA monthly unaudited consolidated balance sheets and profit and loss statements prepared for Surety's internal use, Surety's Report of Condition and Income for each quarterly period completed prior to the closing date, and all other financial reports or statements submitted to regulatory authorities.

     The Reorganization Agreement also requires Surety to deliver to FBA a report of phase one environmental investigation on all real property owned, leased or operated by Surety as of July 28, 1997, and within 10 days after the acquisition or lease of any real property acquired or leased by Surety after such date, subject to certain limitations. If required by the phase one investigation in FBA's reasonable opinion, Surety is required to provide to FBA a report of a phase two investigation on properties requiring such additional study. The Reorganization Agreement provides that FBA will have 15 business days from the receipt of any such phase two investigation report to notify Surety of any objection to the contents of such report. If the costs of taking all remedial and corrective actions and measures required by applicable law or recommended or suggested by such report or reports, or prudent in light of serious life, health or safety concerns, in the aggregate, exceeds $200,000 as reasonably estimated by an environmental expert retained for such purpose by FBA and reasonably acceptable to Surety, or if the costs of such actions and measures cannot be so reasonably estimated to be $200,000 or less with a reasonable degree of certainty, then FBA will have the right pursuant to the Reorganization Agreement for a period of ten business days following receipt of such estimate or indication that the costs of such actions and measures cannot be so reasonably estimated, to terminate the Reorganization Agreement. Surety submitted the required phase one environmental investigation reports.

Additional Agreements

     Additional Covenants of FBA and Surety. The Reorganization Agreement contains additional covenants of each of FBA and Surety to, among other things: (i) allow the other party reasonable access to its books, records and properties; (ii) cooperate with one another and use their best efforts to obtain required regulatory approvals of the Merger; (iii) consult with one another as to the form of any press release or other public disclosures related to the Merger; (iv) promptly notify the other party in the event of any breach of the Reorganization Agreement and use its best efforts to prevent or remedy such a breach; (v) perform and fulfill its obligations under the Reorganization Agreement; and (vi) maintain the confidentiality of information received from the other party and to cooperate in the development and distribution of public disclosures regarding the Merger.

     Additional Covenants of Surety. The Reorganization Agreement contains additional covenants of Surety, among other things:

     (i) to cooperate in the preparation and filing of the Registration Statement and in calling and holding the Special Meeting; and

     (ii) to obtain any necessary consents for the Merger under applicable leases, licenses, contracts and other instruments.

     Additional Covenants of FBA. The Reorganization Agreement contains additional covenants of FBA following the Effective Time, among other things:

     (i) to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Surety and its subsidiaries for all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted by law and under Surety's Articles of Incorporation and to maintain in effect (subject to certain limitations and exceptions) directors' and officers' liability insurance maintained by Surety prior to the Reorganization Agreement, covering claims arising from events which occurred before the Effective Time (see "INTERESTS OF CERTAIN PERSONS IN THE MERGER");

     (ii) to provide to employees of Surety who are retained following the Closing Date the opportunity to participate in employee benefit, welfare and related plans and programs of FBA's subsidiaries to the extent eligible or, if required by a plan, to the extent selected, and to credit past service for their employment with Surety if relevant to the applicable plan or program; and

     (iii) to take necessary action so that one person designated by Surety's Board of Directors will be a director of FBA and two persons so designated will be directors of the successor bank to Surety.

Termination; Damages

     Termination. The Reorganization Agreement may be terminated at any time prior to the closing date, either before or after approval by Surety shareholders, by the mutual consent of the parties; or by either FBA or Surety at any time if the other party materially breaches any of its representations, warranties and agreements made under the Reorganization Agreement and the breach is not cured within 30 days after written notice has been provided to the breaching party, the conditions to the obligations of a party are not satisfied or waived prior to the Closing Date and if the applicable 30 day cure period has lapsed, after written notice has been provided by such party to the other party; or the Effective Time has not occurred prior to February 28, 1998.

     In addition, the Reorganization Agreement will be deemed to have terminated if regulatory approval of the Merger has been finally denied. FBA may also terminate the Reorganization Agreement within ten days after FBA's receipt of the environmental report(s) required to be delivered by Surety to FBA which indicate that the cost of corrective or remedial action will be more than $200,000 or if such report(s) indicate that such costs cannot be reasonably estimated to be $200,000 or less, or Surety becomes a party to or subject to any new or amended written agreement, memorandum, cease and desist order seeking or imposing civil money penalties or other written regulatory enforcement action or formal legal proceeding of any federal or state regulatory authority.

     Finally, the Reorganization Agreement may be terminated by FBA or Surety in certain circumstances related to fluctuations in the market price of FBA
Common.   See the discussion of such termination rights under the caption
"THE MERGER--Terms of the Merger--Merger Consideration."

     Damages. The Reorganization Agreement provides that a party breaching any of its provisions may be liable to the other party for damages, which would be measured by the out-of-pocket expenses of the non-breaching party incurred in connection with the Reorganization Agreement, including any fees paid to third parties. The amount of such damages are limited by the Reorganization Agreement to a maximum of $100,000.


Amendment and Waiver

     The Reorganization Agreement may be amended at any time by action authorized by the respective Boards of Directors of FBA and Surety, and each party may extend the time for performance of the obligations of the other party, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions contained in the Reorganization Agreement.

Expenses

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except as otherwise provided with respect to damages recoverable by a party due to a breach of the Reorganization Agreement by the other party. See "--
Additional Agreements -- Termination; Damages."

                          THE STOCK OPTION AGREEMENT

     The following is a summary of the material provisions of the Stock Option Agreement, which is attached as Appendix A-2 to this Proxy Statement-Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Stock Option Agreement.

Shares Subject to the Option

     The Stock Option Agreement provides for the purchase by FBA of up to 19.99% of the outstanding Surety Common Stock (the "Option Shares") at an exercise price of $28.00 per share, payable in cash. The number of Option Shares will be increased to the extent that Surety issues additional shares of Surety Common Stock (otherwise than pursuant to an exercise of the Stock Option) so that the number of Option Shares will continue to equal 19.99% of the then issued and outstanding shares of Surety Common Stock. The number of Option Shares and the applicable exercise price per Option Share also will be appropriately adjusted in the event of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, or similar event relating to Surety.

     The Stock Option Agreement provides that, if Surety enters into a merger, consolidation or other similar transaction, FBA has the right to require that the Stock Option be converted into a comparable option of the acquiring or surviving entity of the transaction.

     Neither FBA nor Surety may assign any of its respective rights and obligations under the Stock Option Agreement or the Stock Option to any other person without the other party's written consent, except that FBA may transfer its rights to any affiliate, and if a "Triggering Event" (as defined below) occurs prior to termination of the Stock Option, FBA may assign in whole or in part its rights and obligations thereunder.


Exercise of the Option

     FBA or any other holder of the Stock Option may exercise the Stock Option, in whole or in part, subject to any regulatory approval which may be required at the time of exercise, at any time after the occurrence of a "Triggering Event" prior to termination of the Stock Option.

     "Triggering Event" means any of the following events:

     (i) either (A) the public disclosure by any person or group of persons, other than FBA or any affiliate of FBA, of an offer or proposal to acquire 25% or more of the outstanding Surety Common Stock or to acquire, merge or consolidate with Surety or to purchase all or substantially all of Surety's assets (unless such offer or proposal has been publicly withdrawn ten or more days prior to the Special Meeting), or (B) any person shall have filed a notice or application to acquire Surety Common Stock or control of Surety, and such notice or application shall have been disclosed publicly or to the shareholders of Surety prior to the date of the Special Meeting, and any of the following shall occur:

           (I) the failure of the shareholders of Surety to approve the Merger;

           (II) the failure of Surety to hold the Special Meeting in compliance with the Reorganization Agreement; or

           (III) the failure by Surety's Board of Directors to make the recommendation that the Surety Common Shareholders approve the Merger, or the withdrawal or modification of such recommendation in a manner adverse to FBA;

     (ii) any person or group of persons acting in concert (other than FBA or any affiliate of FBA) shall acquire or have the contractual right to acquire or vote 25% or more of the outstanding Surety Common Stock;

     (iii) the expiration of the fifth day preceding the scheduled expiration date of a tender or exchange offer by any person or group of persons (other than FBA or any affiliate of FBA) to purchase or acquire securities of Surety if (A) upon consummation of such offer, such person or group of persons would own, control or have the contractual right to acquire or vote 25% or more of the outstanding Surety Common Stock (before giving effect to the exercise of the Stock Option), (B) such person or group has received any required regulatory approval to consummate such purchase and (C) such offer shall not be subject to any financing condition, or any applicable financing condition shall have been satisfied or waived;

     (iv) upon Surety's entering into any agreement or understanding, without the prior written approval of FBA, with a person or group of persons contemplating such person's or group's acquiring, merging or consolidating with Surety or purchasing all or substantially all of Surety's assets; or

     (v) the willful breach by Surety of any provision of the Reorganization Agreement, in anticipation of engaging in a transaction of the type referred to in subsections (ii), (iii) or (iv) hereof, such that FBA would have the right to terminate the Reorganization Agreement because of such breach.

Termination of the Option

     The Stock Option terminates by the terms of the Stock Option Agreement
(i) immediately before the Effective Time of the Merger, (ii) upon termination of the Reorganization Agreement in accordance with the terms thereof prior to the occurrence of a Triggering Event, or (iii) three years after the Option first becomes exercisable.

     FBA has the right to require that Surety include the Option Shares in any public offering of its securities and in any underwriting in connection therewith, subject to customary limitations.

     The Stock Option could have the effect of discouraging persons who prior to the Effective Time might be interested in acquiring all or a significant interest in Surety from considering or proposing such an acquisition, even if such persons were prepared to pay more consideration per share for Surety Common Stock than the consideration per share payable under the Reorganization Agreement.

                  INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Directors and executive officers of Surety have interests in the Merger that are in addition to their interests as Surety shareholders. These interests are described in more detail below.

Indemnification

     In the Reorganization Agreement, AcquisitionCo has agreed that it and any successors will indemnify, and advance expenses in matters that may be subject to indemnification, to persons who served as directors and officers of Surety or any subsidiary of Surety on or before the Effective Time with respect to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time, in accordance with and subject to the provisions of the Surety Articles of Incorporation and By-Laws in effect on the date the Reorganization Agreement was executed.

     In the Reorganization Agreement, AcquisitionCo also agreed to purchase insurance in the form of an extension of Surety's existing policy to the persons who served as directors or officers of Surety or any subsidiary of Surety on or before the Effective Time, generally covering liabilities, claims and related expenses made against them resulting from their service as such prior to the Effective Time; this obligation is subject to a limitation that the costs of providing such coverage will not exceed $30,000.


Employment and Severance Arrangements

     Four officers of Surety are parties to agreements and arrangements with Surety providing for severance benefits which will be triggered by the Merger. The specific terms of the severance arrangements applicable to the four officers--John A. DiMichele, Surety's President and Chief Executive Officer; Christopher A. Olson, Senior Vice President and Senior Lending Officer; Mark S. Day, Chief Financial Officer; and Sheila Moran, Audit Officer, are discussed below.

     Surety's agreement with Mr. DiMichele provides that, in the event that he is terminated from his position by Surety without cause, or in connection with a change of control, he will be entitled to certain severance benefits. If the termination is without cause but unrelated to a change of control, Mr. DiMichele would be entitled to receive the equivalent of his salary for 12 months following termination, paid in 12 equal monthly installments. (As of the date of this Proxy Statement-Prospectus, Mr. DiMichele's monthly salary was $8,583.) In the event of a change of control, including the Merger, the amount of severance to which he may become entitled will vary depending on events occurring following the transaction. If his position is eliminated or if he voluntarily chooses not to continue employment with the successor to Surety, Mr. DiMichele would be entitled to receive the equivalent of his salary for 24 months following termination, paid in 24 equal monthly installments. If Mr. DiMichele chooses to accept employment which is offered by the successor bank, then he would continue to have the option of receiving severance, in the form of 12 months salary, for the first 18 months following the change of control transaction. At the end of the 18 month period, he would no longer be eligible for any severance arising from his agreement with Surety, although he and the successor bank could choose to enter into a severance or employment agreement. The agreement with Mr. DiMichele further provides (i) that he is to receive a cash incentive payment of $25,000 upon completion of a successful sale or merger, and (ii) if Mr. DiMichele is offered employment with the successor bank to Surety at a salary comparable to that which he now receives, he will be prohibited from organizing a competing bank or soliciting customers of Surety and its successor in Solano County, California for 90 days following the consummation of the change of control transaction.

     Mr. Olson was first employed by Surety in March 1997. The agreement entered into by Mr. Olson and Surety provides that, if he is not offered employment by the successor bank or elects not to accept such employment, he would be entitled to be paid an amount equal to the sum of (i) three months salary plus (ii) for each month of his employment at Surety prior to a change of control, up to 12 months, an additional two weeks' pay at his regular salary . He would also receive a pro-rated bonus if earned under the terms of a bonus plan applicable to senior officers of Surety. As of the date of this Proxy Statement-Prospectus, Mr. Olson's salary was $6,875 per month.

     Mr. Day and Ms. Moran have agreements with Surety pursuant to which, if they are not offered a position by the successor bank at salaries comparable to those now in effect, they will become entitled to nine months' salary. Their monthly salaries as of the date of this Proxy Statement-Prospectus were $5,150 and $3,991, respectively.

     FBA is not obligated to offer employment after the Merger to any officer or other employee of Surety.


Continuing Services as Director

     The Reorganization Agreement provides that, in the absence of objection by regulatory authorities, FBA's Board of Directors would take the actions necessary in order that, immediately following the Merger, one person designated by the Board of Directors of Surety will be appointed or elected to the Board of FBA, and two persons selected by Surety's Board of Directors will become directors of AcquisitionCo and the surviving bank in the Subsequent Bank Merger. Surety's Board of Directors has designated Albert M. Lavezzo, the Chairman of the Board of Directors of Surety, to be a director of FBA and Mr. Lavezzo and Mr. Sibley to be directors of the successor bank after the Merger.

     FBA's policy for 1998 and subsequent years is to pay to its directors who are not officers or employees of FBA and have no affiliation with First Banks ("Unaffiliated Directors") a fee for each meeting of the Board of Directors attended of $2,000 and a fee of $500 for each committee meeting attended.
The Unaffiliated Directors also participate in the 1993 Directors' Stock Bonus

Plan (the "Stock Plan"), which provides for an annual grant of 500 shares of FBA Common to each Unaffiliated Director. The Stock Plan is scheduled to expire July 1, 2001. Mr. Lavezzo will be eligible to receive the same compensation as other unaffiliated directors of FBA when he becomes a director. In addition, Messrs Lavezzo and Sibley, as Unaffiliated Directors of the successor bank, will each receive a fee of $1,500 for each quarterly meeting of the bank's Board of Directors.

     Mr. Lavezzo is the President of the law firm of Favaro, Lavezzo, Gill, Caretti & Heppell, P.C., a Solano County law firm with offices in Vallejo, California. In 1996 Surety paid $5,390 in legal fees to the law offices of Favaro, Lavezzo, Gill, Caretti & Heppell, P.C., of which Mr. Lavezzo has been a principal for more than five years. As a Director of Surety and as Chairman of the Board, Mr. Lavezzo is paid a monthly fee of $1,000 for attending monthly board meetings, for serving as a member of all committees of the Board of Directors, for attending Community Reinvestment Act meetings, and for participating in numerous community events.

Options

     Messrs. DiMichele, Olson, Day and Ms. Moran have been granted options by Surety to purchase 5,250, 2,500, 500 and 400 shares, respectively, of Surety Common Stock pursuant to the Tandem Stock Option Plan (the "Plan"). The terms of the Plan provide that all outstanding options become immediately exercisable by the holder thereof in the event of certain categories of transactions, including the Merger. Accordingly, they will each have the right to acquire shares of Surety Common Stock at the exercise prices of $17.10 (Messrs. DiMichele and Day and Ms. Moran) or $18.00 (Mr. Olson), and to realize the difference between such exercise prices and the amount of merger consideration into which the shares will be converted in the Merger. Alternatively, they would have the right to exchange the options for comparable options exercisable for shares of FBA Common, subject to adjustments in the number of shares and the exercise prices giving effect to the Exchange Ratio.

                               BUSINESS OF FBA

Description of Business

     FBA, a bank holding company, was organized as a Delaware corporation in 1978 and was known as BancTEXAS Group Inc. until the corporate name changed in 1995. FBA's executive office was recently relocated from Houston, Texas to 135 North Meramec, Clayton, Missouri. The principal function of FBA is to assist the management of its two banking subsidiaries, which operate under the day-to-day management of their own officers with guidance from FBA.

     At June 30, 1997, FBA had approximately $373.6 million in total assets, $241.3 million in total loans net of unearned discount, $312.8 million in total deposits and $33.9 million in total stockholders' equity.

     Through eight banking locations in Roseville and Rancho Cordova, California, and Houston, Dallas, Irving and McKinney, Texas, FBA's subsidiary banks offer a broad range of commercial and personal banking services including certificates of deposit, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts and money market accounts. Loans include commercial and industrial, commercial and residential real estate, real estate construction and development and consumer loans. Other financial services include automatic teller machines, telephone banking, lockbox deposits, cash management services, savings accounts, credit-related insurance and safe deposit boxes.

     FBA and its subsidiary banks purchase certain services and supplies, including data processing services, internal auditing, loan review, income tax preparation and assistance, accounting, asset/liability and investment services, loan servicing and other management and administrative services, through FBA's majority stockholder, First Banks. Additional information regarding FBA, including descriptions of its management and Board of Directors and the identification of certain beneficial owners of FBA Common and Class B Common Stock, the compensation of its executive officers and the payment to First Banks for services provided to FBA pursuant to management and other contracts, is set forth in FBA's Annual Report on Form 10-K for the year ended December 31, 1996, and is incorporated herein by reference.

Recent Developments

     On October 3, 1997 FBA entered into an Agreement and Plan of Merger with FCB (the "FCB Agreement"), a bank holding company in Sacramento, California which operates one commercial bank, First Commercial Bank. In the "FCB Merger," FBA is to issue an aggregate of approximately 752,000 shares of FBA Common in exchange for all of the outstanding shares of common stock of FCB. Consummation of the FCB Agreement is subject to the approval of the shareholders of both FCB and FBA as well as other customary conditions, including the approval of bank regulatory authorities. Subject to the satisfaction of all of the necessary conditions, it is currently anticipated that the FCB Merger will occur in the fourth quarter of 1997.

     Control of FCB is owned by First Banks, which is also the controlling shareholder of FBA. Because of the relationship among FBA, First Banks and FCB, the determination to enter into the transaction and the terms of the FCB Agreement were determined by Special Committees of the Boards of Directors of both FBA and FCB, each composed solely of non-employee directors who are not affiliated with First Banks.

     Because of the effect of the FCB Merger on the operations of FBA, this Proxy Statement-Prospectus contains pro forma financial information reflecting the effect of the FCB Merger, as well as the effect of the proposed merger with Surety, prepared in accordance with generally accepted accounting principles to reflect such matters. See "PRO FORMA FINANCIAL INFORMATION."

     On September 22, 1997 FBA executed an agreement providing for the acquisition of Pacific Bay Bank. The agreement provides that FBA will acquire Pacific Bay Bank, which had total assets of $38.7 million as of June 30, 1997, for aggregate cash consideration of $4.2 million. Subject to the approval of regulatory authorities and the shareholders of Pacific Bay Bank and the satisfaction of other customary conditions, FBA anticipates that the acquisition will occur by the first quarter of 1998.

                       DESCRIPTION OF FBA CAPITAL STOCK

     FBA is presently authorized by its Certificate of Incorporation to issue three classes of capital stock: FBA Common, Class B Common Stock and preferred stock. The following description of the three classes of stock does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and FBA's Restated Certificate of Incorporation.

Common Stock

     The Certificate of Incorporation of FBA authorizes the issuance of up to 6,666,666 shares of FBA Common. The holders of FBA Common are entitled to one vote for each share with respect to all matters voted upon by shareholders, including the election of directors, and are entitled to receive dividends when, as and if declared by the FBA Board of Directors out of funds legally available therefor. No preemptive rights attach to the ownership of shares of FBA Common, and no personal liability is imposed on the holder thereof under Delaware law. Chase Mellon Shareholder Services is the transfer agent and registrar for the FBA Common. As of October 6, 1997 1,060,709 shares of FBA Common were outstanding.

Class B Common Stock

     FBA's Certificate of Incorporation authorizes the issuance of up to 4,000,000 shares of Class B common stock ("Class B Stock"). As of October 6, 1997 2,500,000 shares were outstanding. In 1994 FBA sold 2,500,000 shares of Class B Stock to First Banks in a private placement in exchange for $30 million cash. As a result of this transaction, First Banks became the owner of approximately 65% of the then outstanding voting stock of FBA, which includes the Class B Common Stock and FBA Common. The two classes of stock are generally equivalent with regard to voting and other rights, except that the Class B Stock is not registered with the SEC, not listed on any exchange and, with limited exceptions, it is not transferable, other than to an affiliate of First Banks. In the event FBA were to commence the payment of dividends to its shareholders, the Class B Stock would receive dividends only to the extent that dividends on FBA Common exceed $.45 per share annually. First Banks has the contractual right to purchase additional shares of Class B Stock if a sufficient number of additional shares of FBA Common are issued to cause First Banks' voting power to fall below 55%, at prices to be determined based on a formula related to the book value per share of common stock. Each share of Class B Stock issued in 1994 is convertible into one share of FBA Common at any time after August 31, 1999 at the option of First Banks.

Preferred Stock

     FBA's Certificate of Incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock, $1.00 par value per share. The Board of Directors of FBA is authorized to establish one or more series of such stock and to fix the voting powers, designations, preferences and the rights, qualifications, limitations or restrictions of each series authorized. No shares of preferred stock were outstanding as of the date of this Proxy Statement-Prospectus, nor have any series been authorized for issuance by the Board of Directors.

                       FBA COMMON REGISTERED FOR RESALE

     As noted elsewhere in this Proxy Statement-Prospectus, FBA agreed in the Reorganization Agreement to register for resale the shares of FBA Common to be received by affiliates of Surety so that such shares can be sold after the Merger if such affiliates desire to do so. The persons listed in the table below are presumed to be affiliates of Surety. However, the number of shares of FBA Common which they may receive (as well as the number to be received by all other Surety Shareholders who do not receive exclusively Cash Consideration) cannot be determined until the Surety Shareholders have submitted Election Statements to the Exchange Agent indicating the form of consideration they prefer to receive and the merger consideration has been allocated in accordance with the Reorganization Agreement. See "THE MERGER--Terms of the Merger; --Election Procedures; and --Allocation."

     In order to prepare the following table, it has been assumed that: (i) all of the listed persons will elect to receive FBA Common for all of their shares of Surety Stock; (ii) the aggregate elections by all Surety Shareholders will be such that 51% of the Total Surety Common elect FBA Common, and 49% elect Cash Consideration (in which case each Surety Shareholder would receive the form of consideration elected); and (iii) the Exchange Ratio will be 2.5879, based on the FBA Exchange Price in excess of $14.73, the maximum exchange price. However, it is not known whether the named persons will elect FBA Common, and it is very doubtful that elections in that exact proportion will be made. Furthermore, the market price of FBA Common may fluctuate prior to the time the FBA Exchange Price is set. It is therefore unlikely that the numbers of shares to be reoffered by the listed persons will equal those shown in the table.

                              NUMBER OF SHARES OF FBA           PERCENTAGE OF
                               COMMON TO BE RECEIVED           OUTSTANDING FBA
        NAME                       AND REOFFERED                   COMMON
        ----                       -------------                   ------
Linda Ann Adams                        29,256                       2.75%
Charles R. Balassi                     12,101                       1.14
John A. DiMichele                      10,920                       1.03
John B. Hussey                         23,436                       2.21
Albert M. Lavezzo                      41,877                       3.94
John F. Lavezzo                        35,733                       3.36
Richard D. Puntillo                     6,208                       <F*>
Norman F. Seidenverg, M.D.             18,775                       1.77
Fred K. Sibley                         14,624                       1.38
Jack Wilson                            20,853                       1.96

<F*> Represents less than 1%

                           BUSINESS OF SURETY BANK

General

      Surety was initially organized as a federal mutual savings and loan association. In 1984 Surety converted from mutual form to a federal stock savings bank. In 1994 Surety converted to, and now is, a state chartered non-member bank headquartered in Vallejo, California. At June 30, 1997, Surety had $72.7 million in total assets, $56.0 million in total loans, $66.6 million in total deposits, and $5.0 million in total shareholders' equity. Surety operates from two branch locations.

      Through the two branches, Surety offers commercial and personal banking services, including certificate of deposit accounts, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts, and money market accounts. Loans include commercial, Small Business Administration, real estate construction and development, commercial and residential real estate, consumer and installment loans. Other financial services include mortgage banking, credit-related insurance, automatic teller machines and safe deposit boxes.

      A description of the business of Surety during the past year is included under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SURETY BANK" (abbreviated in the remainder of this section of the Proxy Statement-Prospectus as "MANAGEMENT'S DISCUSSION AND ANALYSIS").

Market Areas

      Surety's primary market areas are the metropolitan areas of Vallejo and Fairfield, California. The following table lists the deposits by branch as of June 30, 1997:

                                Total Deposits                 Deposits as a
                                 (in millions)                Percent of Total
                                 -------------                ----------------
Vallejo                             $ 53.9                         80.93%
Fairfield                             12.7                         19.07
                                    ------                        ------
Total Deposits                      $ 66.6                        100.00%
                                    ======                        ======

Lending Activities

      Lending activities are conducted pursuant to a written loan policy which has been adopted by Surety. Each loan officer has a defined lending authority and loans made by each officer must be reviewed by the loan committee or the Board of Directors of Surety, depending upon the amount of the loan request. Loans generally are limited to borrowers residing or doing business in the immediate market areas of Surety. Surety's policy is to meet the quality loan demand and credit needs of its local community before it considers the purchase area.

      Surety offers commercial, real estate construction and development, commercial and residential real estate, consumer and installment loans. Additional information regarding Surety's loan portfolio is included under "MANAGEMENT'S DISCUSSION AND ANALYSIS--Loans and Allowance for Possible Loan Losses."

Mortgage Banking Operations

      Surety provides mortgage banking services, including the origination and purchase of residential mortgage loan products for resale in the secondary mortgage market. See "MANAGEMENT'S DISCUSSION AND ANALYSIS--Mortgage Banking Activities," for further discussion of the mortgage banking activities.

Investment Portfolio

      Surety has established a written investment policy which is reviewed annually. The investment policy identifies investment criteria and states specific objectives in terms of risk, interest rate sensitivity and liquidity. The investment policy directs the management to consider, among other criteria, the quality, term and marketability of the securities acquired for their respective investment portfolios. Surety does not engage in the practice of trading securities for the purpose of generating portfolio gains. The investment portfolio composition is included in Note 2 to the accompanying consolidated financial statements. See also "MANAGEMENT'S DISCUSSION AND ANALYSIS--Investment Securities."

Deposits

      Surety's deposits consist principally of core deposits from the local market areas. Surety does not accept brokered deposits. A table summarizing the distribution of Surety's deposit accounts and the weighted average nominal interest rates on each category of deposits for the three years ending December 31, 1996, 1995 and 1994, and the six months ended June 30, 1997 and 1996 is included under "MANAGEMENT'S DISCUSSION AND ANALYSIS--Deposits."

Competition and Branch Banking

      The activities in which Surety engages are highly competitive. Those activities and the geographic market served involve primarily competition with other banks, some of which are affiliated with large bank holding companies. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

      In addition to competing with other banks within their primary service areas, Surety also competes with other financial intermediaries, such as thrifts, credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit organizations and other enterprises. Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors. Many of Surety's non-bank competitors are not subject to the same extensive federal regulations that govern state-chartered banks. Such non-bank competitors may, as a result, have certain advantages over Surety in providing some services.

      The trend in California has been for multi-bank holding companies to acquire independent banks in communities throughout the State. Surety believes it will continue to face competition in the acquisition of such banks and thrifts from bank holding companies based in the State and from bank holding companies based in other states under interstate banking laws. Many of the financial institutions with which Surety competes are larger than Surety and have substantially greater resources available for making acquisitions.

      Subject to regulatory approval, commercial banks situated in California are permitted to establish branches throughout the State, thereby creating the potential for additional competition in Surety's service areas.

Supervision and Regulation--General

      General. Surety is extensively regulated under federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of Surety. The operations of Surety may be affected by legislative changes and by the policies of various regulatory authorities. Surety is unable to predict the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, economic controls or new federal or state legislation may have in the future.

      Surety, as a California state-licensed bank, is subject to regulation, supervision and periodic examination by the Department of Financial Institutions of the State of California (the "Financial Institutions Department") and the FDIC. Surety is not a member of the Federal Reserve System, but is nevertheless subject to certain regulations of the Federal Reserve Board. Surety's deposits are insured by the FDIC to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases.

      Recent and Pending Legislation. The enactment of the legislation described below has significantly affected the banking industry generally and will have an ongoing effect in the future.

      Financial Institutions Reform, Recovery, and Enforcement Act of 1989. The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") reorganized and reformed the regulatory structure applicable to financial institutions generally. Among other things, FIRREA enhanced the supervisory and enforcement powers for the federal bank regulatory agencies; required insured financial institutions to guaranty repayment of losses incurred by the FDIC in connection with the failure of an affiliated financial institution; required financial institutions to provide their primary federal regulator with notice, under certain circumstances, of changes in senior management and broadened authority for bank holding companies to acquire savings institutions.

      Under FIRREA, federal bank regulators were granted expanded enforcement authority over "institution-affiliated parties" (i.e., officers, directors, controlling stockholders, as well as attorneys, appraisers or accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution). Federal banking regulators have greater flexibility to bring enforcement actions against insured institutions and institution-affiliated parties, including cease and desist orders, prohibition orders, civil money penalties, termination of insurance and the imposition of operating restrictions and capital plan requirements. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Since the enactment of FIRREA, the federal bank regulators have significantly increased the use of written agreements to correct compliance deficiencies with respect to applicable laws and regulations and to ensure safe and sound practices. Violations of such written agreements are grounds for initiation of cease-and-desist proceedings. FIRREA granted the FDIC back-up enforcement authority to recommend enforcement action to an appropriate federal banking agency and to bring such enforcement action against a financial institution or an institution-affiliated party if such federal banking agency fails to follow the FDIC's recommendation. In addition, FIRREA requires, except under certain circumstances, public disclosure of final enforcement actions by the federal banking agencies.

      FIRREA also established a cross guarantee provision ("Cross Guarantee") pursuant to which the FDIC may recover from a depository institution losses that the FDIC incurs in providing assistance to, or paying off the depositors of, any of such depository institution's affiliated insured banks or thrifts. The Cross Guarantee thus enables the FDIC to assess a holding company's healthy Bank Insurance Fund ("BIF") members and Savings Association Insurance Fund ("SAIF") members for the losses of any of such holding company's failed BIF and SAIF members. Cross Guarantee liabilities are generally superior in priority to obligations of the depository institution to its stockholders due solely to their status as stockholders and obligations to other affiliates. Cross Guarantee liabilities are generally subordinated to deposit liabilities, secured obligations or any other general or senior liabilities, and any obligations subordinate to depositors or other general creditors.

      FIRREA requires a financial institution or holding company thereof to give 30 days' prior written notice to its primary federal regulator of any proposed director or senior executive officer if the institution has been chartered or has undergone a change in control within the preceding two years or is not in compliance with the minimum capital requirements or otherwise is in troubled condition, giving the regulator the opportunity to disapprove any such appointment. The federal banking agencies have adopted rules to implement the foregoing provisions that broadly define "senior executive officer" to include the president, chief financial officer, chief lending officer, chief investment officer, general counsel, or their functional equivalents, or any individual who exercises significant influence over, or participates in, major policy making decisions without regard to title, salary or compensation. The term "senior executive officer" also includes any employee of another entity hired to perform the functions of positions listed above. The term "troubled condition" with respect to a financial institution means an institution: (i) that has received a composite rating of 4 or 5 (i.e., one of the two lowest examination ratings) in its most recent examination; (ii) that is the subject of a capital directive or formal enforcement action or proceeding or written agreement entered into with the federal banking agency relating to safety or soundness or financial viability; or (iii) that is informed in writing by such agency that it has been deemed to be in troubled condition.

      The Federal Deposit Insurance Corporation Improvement Act of 1991. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was adopted to recapitalize the BIF and impose certain supervisory and regulatory reforms on insured depository institutions. In general, FDICIA includes provisions, that among others: (i) increased the FDIC's line of credit with the U.S. Treasury in order to provide the FDIC with additional funds to cover the losses of federally insured banks; (ii) reformed the deposit insurance system, including the implementation of risk-based deposit insurance premiums; (iii) established a format for closer monitoring of financial institutions to enable prompt corrective action by banking regulators when a financial institution begins to experience financial difficulty; (iv) established five capital levels for financial institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") that would impose more scrutiny and restrictions on less capitalized institutions; (v) required the banking regulators to set operational and managerial standards for all insured depository institutions and their holding companies, including limits on excessive compensation to executive officers, directors, employees and principal stockholders, and establish standards for loans secured by real estate; (vi) adopted certain accounting reforms and require annual on-site examinations of federally insured institutions, including the ability to require independent audits of banks and thrifts; (vii) revised risk-based capital standards to ensure that they (a) take adequate account of interest-rate changes, concentration of credit risk and the risks of nontraditional activities, and (b) reflect the actual performance and expected risk of loss of multi-family mortgages; and
(viii) restricted state-chartered banks from engaging in activities not permitted for national banks unless they are adequately capitalized and have FDIC approval. Further, FDICIA permits the FDIC to make special assessments on insured depository institutions, in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. FDICIA also grants authority to the FDIC to establish semiannual assessment rates on BIF and SAIF member banks so as to maintain these funds at the designated reserve ratios.

      As noted above, FDICIA authorizes and, under certain circumstances, requires the federal banking agencies to take certain actions against institutions that fail to meet certain capital-based requirements. Under FDICIA, the federal banking agencies are required to establish five levels of insured depository institutions based on leverage limit and risk-based capital requirements established for institutions subject to their jurisdiction, plus, in their discretion, individual additional capital requirements for such institutions. Under the final rules that have been adopted by each of the federal banking agencies, an institution will be designated: (i) well-capitalized if the institution has a total risk-based capital ratio of 10% or greater, a core risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure; (ii) adequately capitalized if the institution has a total risk-based capital ratio of 8% or greater, a core risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater (or a leverage ratio of 3% or greater if the institution is rated composite 1 in its most recent report of examination); (iii) undercapitalized if the institution has a total risk-based capital ratio that is less than 8%, a core risk-based capital ratio that is less than 4%, or a leverage ratio that is less than 4% (or a leverage ratio that is less than 3% if the institution is rated composite 1 in its most recent report of examination); (iv) significantly undercapitalized if the institution has a total risk-based capital ratio that is less than 6%, a core risk-based capital ratio that is less than 3%, or a leverage ratio that is less than 3%; and (v) critically undercapitalized if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

      Undercapitalized institutions are required to submit capital restoration plans to the appropriate federal banking agency and are subject to certain operational restrictions. Moreover, companies controlling an undercapitalized institution are required to guarantee the subsidiary institution's compliance with the capital restoration plan subject to an aggregate limitation of the lesser of 5% of the institution's assets or the amount of the capital deficiency when the institution first failed to meet the plan.

      Significantly or critically undercapitalized institutions and undercapitalized institutions that fail to submit or comply with acceptable capital restoration plans will be subject to regulatory sanctions. A forced sale of shares or merger, restriction on affiliate transactions and restrictions on rates paid on deposits are required to be imposed by the banking agency unless it is determined that they would not further capital improvement. FDICIA generally requires the appointment of a conservator or receiver within 90 days after an institution becomes critically undercapitalized. The federal banking agencies have adopted uniform procedures for the issuance of directives by the appropriate federal banking agency. Under these procedures, an institution will generally be provided advance notice when the appropriate federal banking agency proposes to impose one or more of the sanctions set forth above. These procedures provide an opportunity for the institution to respond to the proposed agency action or, where circumstances warrant immediate agency action, an opportunity for administrative review of the agency's action.

      As described in Note 10 to the accompanying consolidated financial statements, Surety was "well-capitalized" as of June 30, 1997 and December 31, 1996.

      In addition to the aforementioned minimum capital requirements, the California Financial Code requires the Financial Institutions Department to order any bank whose contributed capital is impaired to correct such impairment within 60 days of the date of the order. According to the California Financial Code, the contributed capital of a bank, defined as all stockholders' equity other than retained earnings, is deemed to be impaired whenever such bank has deficit retained earnings in an amount exceeding 40% of such contributed capital.

      Pursuant to FDICIA, the FRB and the other federal banking agencies adopted real estate lending guidelines pursuant to which each insured depository institution is required to adopt and maintain written real estate lending policies in conformity with the prescribed guidelines. Under these guidelines, each institution is expected to set loan to value ratios not exceeding the supervisory limits set forth in the guidelines. A loan to value ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. The guidelines require that the institution's real estate policy also require proper loan documentation, and that it establish prudent underwriting standards.

      FDICIA also contained the Truth in Savings Act, which requires clear and uniform disclosure of the rates of interest payable on deposit accounts by depository institutions and the fees assessable against deposit accounts, so that consumers can make a meaningful comparison between the competing claims of financial institutions with regard to deposit accounts and products.

      Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. In 1994 Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"). Beginning in September 1995, bank holding companies have the right to expand, by acquiring existing banks, into all states, even those which had theretofore restricted entry. The legislation also provides that, subject to future action by individual states, a holding company will have the right, commencing in 1997, to convert the banks which its owns in different states to branches of a single bank. A state is permitted to "opt out" of the law which will permit conversion of separate banks to branches, but is not permitted to "opt out" of the law allowing bank holding companies from other states to enter the state. The federal legislation also establishes limits on acquisitions by large banking organizations, providing that no acquisition may be undertaken if it would result in the organization having deposits exceeding either 10% of all bank deposits in the United States or 30% of the bank deposits in the state in which the acquisition would occur.

      Economic Growth and Regulatory Paperwork Reduction Act of 1996. The Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA") was signed into law on September 30, 1996. EGRPRA streamlined the non-banking activities application process for well-capitalized and well-managed bank holding companies. Under EGRPRA, qualified bank holding companies may commence a regulatory approved non-banking acquisition or share purchase, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% of Tier I capital. The foregoing prior notice requirement also applies to commencing non-banking activity de novo which has been previously approved by order of the FRB, but has not yet been implemented by regulations. EGRPRA also provides for the recapitalization of the SAIF in order to bring it into parity with BIF.

      Pending Legislation. Because of concerns relating to competitiveness and the safety and soundness of the banking industry, Congress is considering a number of wide-ranging proposals for altering the structure, regulation and competitive relationships of financial institutions in the United States. Among such bills are proposals to merge the BIF and the SAIF insurance funds, to eliminate the federal thrift charter, to alter the statutory separation of commercial and investment banking and to further expand the powers of banks, bank holding companies and competitors of banks. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which Surety's business may be affected thereby.

Supervision and Regulation--Banks

      Insurance of Accounts. The FDIC provides insurance, through the SAIF and the SAIF, to depository institutions to a maximum of $100,000 for each insured depositor. Surety's deposits consist solely of SAIF deposits. Through December 31, 1992, all FDIC-insured institutions, whether members of the BIF, the SAIF or both, paid the same premium (23 cents per $100 of domestic deposits) under a flat-rate system mandated by law. FDICIA required the FDIC to raise the reserves of the BIF and the SAIF, implement a risk-related premium system and adopt a long-term schedule for recapitalizing the BIF. Effective January 1, 1993, the FDIC amended its regulations regarding insurance premiums to provide that a bank or thrift would pay an insurance assessment within a range of 23 cents to 31 cents per $100 of domestic deposits, depending on its risk classification.

      The FDIC adopted an amendment to the BIF risk-based assessment schedule which effectively eliminated deposit insurance assessments for most commercial banks and other depository institutions with deposits insured by the BIF, while maintaining the assessment rate for SAIF-insured institutions in even the lowest risk-based premium category at 23 cents for each $100 of assessable deposits. Following the enactment of EGRPRA and as part of the recapitalization of the SAIF, the overall assessment rate for 1997 was revised to equal 1.29 cents and 6.44 cents for each $100 of assessable deposits of the BIF and SAIF, respectively.

      Regulations Governing Capital Adequacy. The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of banks. If the capital falls below the minimum levels established by these guidelines, a bank may be denied approval to acquire other banks or establish additional nonbank businesses or to open facilities.

      The FDIC adopted risk-based capital guidelines for banks. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Under these guidelines, all banks must maintain a minimum risk-based total capital ratio equal to 8% of which at least 4% must be Tier 1 capital. Pursuant to FDICIA, banking regulators are to revise the risk-based capital standards to take into account interest rate risk, concentration of credit risk and the risks of nontraditional activities and multi-family mortgages.

      As previously discussed, Surety was "well capitalized" at June 30, 1997 and December 31, 1996. See Note 10 to the accompanying consolidated financial statements. Management of Surety believes that the risk-weighting of assets and the risk-based capital guidelines do not have a material adverse impact on Surety's operations.

      Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

      Regulations Governing Extensions of Credit. Surety is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit: (i) must be made on substantially the same terms, including interest-rates and collateral as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on a bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the bank or the imposition of a cease and desist order.

      Reserve Requirements. The FRB requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. Reserves of 3% must be maintained against total transaction accounts of $51.9 million or less (subject to adjustment by the FRB), and an additional reserve of 10% (subject to adjustment by the FRB to a level between 8% and 14%) must be maintained against that portion of total transaction accounts in excess of $51.9 million. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements.

      Institutions are authorized to borrow from the Federal Reserve Bank "discount window," but FRB regulations require institutions to exhaust other reasonable alternative sources of funds before using this borrowing authority.

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

      Dividends. The shareholders of Surety are entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available, subject to the dividends preference, if any, on preferred shares that are outstanding. Dividends payable by Surety are further restricted under California law to the lesser of Surety's retained earnings, or its net income for the latest three fiscal years, less the amount of any distributions made during that period, or, with the approval of the Financial Institutions Department, to the greatest of Surety's retained earnings, its net income for its last fiscal year or the net income for its current fiscal year. In addition, the FDIC has indicated that it would generally be considered to be an unsafe and unsound banking practice for banks to pay dividends except out of current earnings.

      Usury Laws. The maximum legal rate of interest which Surety charges on a particular loan depends on a variety of factors such as the type of borrower, the purpose of the loan, the amount of the loan and the date the loan is made. There are several state and federal statutes which set maximum legal rates of interest for various kinds of loans. If a loan qualifies under more than one statute, a bank may often charge the highest rate for which the loan is eligible.

      Monetary Policy and Economic Control. The commercial banking business in which Surety engages is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks deposits and assets of foreign branches, and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the FRB are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on Surety's future business and earnings cannot be predicted.

Properties

      Surety's administrative offices are located in a building owned by and serving as headquarters of Surety located at 116 Springstowne Center, Vallejo, California. Surety operates two branches which are both owned. The following table shows the addresses of the locations used by Surety and the approximate square footage of office space occupied at each location:

            Description                          Address                          Square Footage
            -----------                          -------                          --------------
      Headquarters and Branch             116 Springstowne Center
                                          Vallejo, California 94591                    14,800

               Branch                     2407 Waterman Boulevard
                                          Fairfield, California 94533                   4,716

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

              COMPARATIVE RIGHTS OF SHAREHOLDERS OF SURETY AND FBA

General

      FBA is a Delaware corporation subject to the provisions of the Delaware General Corporation Law ("DGCL"), its Restated Certificate of Incorporation (the "FBA Certificate") and its Amended and Restated By-Laws (the "FBA By-Laws"). Surety is a California banking association subject to the provisions of the California General Corporation Law ("CGCL"), the California Financial Code ("CFC"), its Certificate and Articles of Incorporation, as amended (the "Surety Articles") and its By-Laws, as amended (the "Surety By-Laws"). Those shareholders of Surety who receive FBA Common pursuant to the Merger will become shareholders of FBA and their rights as shareholders will then be governed by the DGCL, the FBA Certificate and the FBA By-Laws.

      The FBA Certificate authorizes the issuance by the Board of Directors, without shareholder approval, of up to 3,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. Subject to applicable limitations, the Board of Directors is authorized to determine the relative voting powers, designations and preferences and the rights, qualifications, limitations or restrictions for each series of preferred stock that may be issued. Such rights and preferences could adversely affect the rights of holders of the FBA Common. At the present time, no shares of preferred stock of FBA are outstanding and no series have been authorized for issuance. The possible effect of any such issuance upon the rights of the holders of FBA Common is not discussed herein.

      Under applicable regulatory policies, holding companies of federally insured financial institutions such as FBA are required to serve as a "source of strength" for their insured subsidiaries. This could result in FBA being required by regulatory order or directive to contribute additional capital to its bank subsidiaries, to guarantee certain obligations of such subsidiaries or to take other actions for the benefit of such subsidiaries requiring the investment or holding of its capital or resources. Such a regulatory order or directive could have an adverse impact upon the FBA Common. Financial institutions which are under the common control of a holding company (such as FBA and First Banks) are also subject to assessment if one of the controlled institutions fails and the FDIC incurs losses therefrom; see "BUSINESS OF SURETY BANK--Supervision and Regulation--General" for a description of such "cross guarantee" liability. No order or directive is in effect or threatened with regard to FBA under the "source of strength" or "cross guarantee" policies.

      The following is a summary of the material differences between the rights of holders of Surety Common Stock and the rights of holders of FBA Common. This summary is not intended to be complete and is qualified in its entirety by reference to the applicable provisions of the DGCL, the FBA Certificate, the FBA By-Laws, the CGCL, the CFC, the Surety Articles and the Surety By-Laws.

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

Assessability

      FBA. Pursuant to the FBA Certificate, shares of FBA Common which have been issued and for which the consideration has been paid and delivered to FBA are deemed to be fully paid stock and are not liable to any further call or assessment.

      Surety.   Surety Common Stock is subject to assessment pursuant to the
Surety Articles and the provisions of the CFC, which provide that when the contributed capital of a bank is "impaired" (when the retained earnings deficit is in excess of 40% of contributed capital), the Commissioner shall order the bank to correct such impairment within 60 days of the date of the order. If the impairment of contributed capital is not otherwise corrected, the board of the bank is required to levy and collect an assessment on its outstanding common shares pursuant to the CGCL.

      Pursuant to the CGCL, if a shareholder has not paid the amount of the assessment by the date on which the assessment becomes delinquent, the shareholder may avoid sale or forfeiture of said shares, prior to the date of sale, by paying the amount of the assessment, together with a penalty of 5% of such amount. If an assessment remains unpaid, the assessed shares may be sold by, or forfeited to, the bank in satisfaction of the assessment and penalties thereon. The shareholders are not subject to personal liability for payment of such an assessment. Unless an amendment to the articles of incorporation is adopted by unanimous consent of the shareholders and noted on the face of the stock certificates, the only remedy of the bank for the collection of any such assessment is the sale of the shares as described above or, in the event no such sale can be consummated, forfeiture of such shares.

Dividend Restrictions

      FBA. The FBA Certificate provides that dividends upon the capital stock of FBA, subject to any resolutions providing for any series of stock, may be declared by the Board of Directors and paid in cash, in property or in shares of capital stock of FBA. The DGCL further provides that the directors of a corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either (a) out of its surplus, as defined in the DGCL; or (b) if there is no surplus, then out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If, however, the capital of the corporation has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock having a preference upon the distribution of assets, no dividends may be declared out of net profits. See "RISK FACTORS--Dividends" for information regarding current limitations on FBA's ability to pay dividends.

      The FBA Certificate provides that holders of FBA Common and FBA Class B Stock shall participate equally in any dividends, except that (a) the holders of FBA Class B Stock shall participate equally with respect to cash dividends only if and to the extent such cash dividends exceed $0.45 per share on the FBA Common per calendar year; and (b) dividends payable on shares of FBA Common shall be paid only on shares of FBA Common and dividends payable on shares of FBA Class B Stock shall by paid only on shares of FBA Class B Stock. In the event that any shares of preferred stock are hereafter issued by FBA, the right of the holders of FBA Common and FBA Class B Stock may be restricted. "See RISK FACTORS--Dividends" for information regarding current limitations on FBA's ability to pay dividends.

      Surety.   Because Surety is a state-chartered bank, its ability to pay dividends or make distributions to its shareholders is subject to restrictions set forth in the CFC. The CFC provides that a bank may not make any distribution to its shareholders in an amount which equals the lesser of
(a) the retained earnings of the bank; or (b) the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period. However, a bank may, with the prior approval of the Commissioner make a distribution to its shareholders in an amount not exceeding the greatest of (a) its retained earnings; (b) its net income for the last fiscal year; or (c) its net income for its current fiscal year. In the event that the Commissioner determines that the shareholders' equity of a bank is inadequate or that the making by the bank of a distribution to its shareholders would be unsafe or unsound, the Commissioner may order the bank to refrain from making any distributions.

      The right of the holders of Surety Common Stock to receive dividends is further restricted by the Surety Articles which provide, in part, that no dividends may be paid upon the Surety Common Stock unless full dividends on all outstanding shares of Surety Preferred Stock have been, or contemporaneously are, paid or declared and set aside for payment.

Transferability of Stock

      FBA. FBA Common is listed and traded on the NYSE. FBA has agreed in the Reorganization Agreement to use its best efforts to cause the shares of FBA Common to be issued in the Merger to listed on the NYSE. The shares of FBA Common into which shares of Surety Common Stock are converted on the Effective Date will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed to be an "affiliate" of Surety for purposes of Rule 145 under the Securities Act. See "Resale of FBA Common."

      Surety. Surety Common Stock is not traded on an established trading market and it is not anticipated that a broader market for the Surety Common Stock will be developed or maintained. The lack of such a market may make it difficult for holders of Surety Common Stock to sell their shares and may adversely effect the price obtained by them in any such sale.

Voting Rights; Cumulative Voting

      FBA. Unless otherwise required by law or the FBA Certificate, holders of shares of FBA Common vote together with holders of FBA Class B Stock, as a single class, on all matters submitted to a vote of shareholders, with each share being entitled to one vote per share. Pursuant to the FBA Certificate, in all elections for directors of FBA, each holder of FBA Common and FBA Class B Stock has the right to cumulate his votes by casting as many votes in the aggregate as shall equal the number of voting shares held by such shareholder in FBA, multiplied by the number of directors to be elected.
Such votes may be cast for one candidate or distributed among two or more candidates.

      The FBA Certificate provides that none of the provisions therein affecting the powers, preferences, rights, qualifications, limitations or restrictions of the FBA Class B Stock may be

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amended or repealed without the affirmative vote of the holders of a majority of the shares of the FBA Common then outstanding, voting as a separate class.

      Surety.   Except as otherwise required by law or the Surety Articles, the holders of the Surety Common Stock have exclusive voting rights and powers, with each share of Surety Common Stock being entitled to one vote per share. In the event, however, that six semi-annual dividends upon the issued and outstanding shares of Surety Preferred Stock are not paid, the holders of the Surety Preferred Stock, as a class, have the right to elect the smallest number of directors which will constitute 49% of the authorized number of directors; provided, that if the dividend in any semi-annual period was earned but was not declared and paid because regulatory approval of the dividend payment was required and was not granted, such semi-annual period is not counted for purposes of determining whether or not six or more semi-annual dividends have been paid. In addition, the holders of the Surety Preferred Stock have the right to approve, by majority vote, certain actions of Surety which could adversely affect their rights as holders of Surety Preferred Stock.

      Similarly to FBA, the shareholders of Surety have the right to cumulate their votes in elections for directors. However, the CGCL and the Surety By-Laws provide that no shareholder shall be entitled to so cumulate unless the names of the candidates have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the intention of the shareholder to cumulate his or her votes.

Size and Classification of the Board of Directors

      FBA. Pursuant to the DGCL and the FBA Certificate, the number of directors is fixed in the FBA By-Laws as six; provided, however, that the number of directors which constitutes the whole Board may be fixed from time to time by resolution of the Board of Directors (but may not be less than three) and, provided further, that there shall be added to such number of directors as so fixed any number of directors who are elected solely by the holders of any class of stock of FBA pursuant to the terms of the constituent instrument establishing such shares. The DGCL permits the directors to be divided into one, two or three classes, although FBA has not adopted such a provision at the present time.

      In the Reorganization Agreement, FBA has agreed to cause one person designated by Surety's Board of Directors to be named as a director of FBA; see "INTERESTS OF CERTAIN PERSONS IN THE MERGER--Continuing Service as Director."

      Surety.   The Surety Articles and the Surety By-Laws provide that the authorized number of directors is not less than seven nor more than 13. Pursuant to the CGCL, the Surety By-Laws further provide that the exact number of directors, within the limits specified, is to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of a majority of the shareholders. Surety is not eligible under the provisions of the CGCL to adopt provisions which would divide its Board of Directors into two or three classes.

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

Removal of Directors

      FBA. Pursuant to the DGCL, with certain exceptions, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. If less than the entire Board is to be removed and the corporation has cumulative voting (as does FBA), no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. The FBA By-Laws further provide that notice of the intention to act upon the removal of a director or directors must be given in the notice calling such meeting.

      Surety.   Pursuant to the CGCL and the Surety By-Laws, any or all of
the directors may be removed from office without cause by a vote of shareholders holding a majority of the outstanding shares entitled to vote at an election of directors; however, unless the entire Board of Directors is removed, an individual director may not be removed if the votes cast against removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected. The CGCL further provides that a director may also be removed for fraudulent or dishonest acts or gross abuse of authority or discretion by the California Superior Court of the proper county at the suit of shareholders holding at least 10% of the outstanding shares.

Filling Vacancies on the Board of Directors

      FBA. Under the FBA By-Laws, if any vacancy occurs on the Board of Directors or the number of directors is increased, a majority of the remaining or existing directors, though less than a quorum, may choose a successor or successors or fill the new directorships. Each director shall hold office for the unexpired term in respect to which such vacancy occurred or, in the case or a new directorship or directorships, until the next annual meeting of shareholders.

      Pursuant to the DGCL, however, if at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the entire Board of Directors (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of shareholders holding at least 10% of the outstanding shares entitled to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

      Surety.   The Surety By-Laws provide that, except for a vacancy
created by the removal of a director, vacancies on the Board of Directors may be filled by a majority of the remaining directors although less than a quorum, or by a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent other than to fill a vacancy created by removal requires the consent of a majority of the outstanding shares entitled
to vote.   Each director elected shall hold office until his successor is elected at an annual or special meeting of shareholders. Pursuant to the CGCL, vacancies occurring on the Board of Directors by reason of removal may be filled only by the affirmative vote of a majority of the shares entitled to vote at a meeting at which a quorum is present, or by the written consent of the shareholders.

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      In addition, the CGCL provides that if, after the filling of any vacancy by the directors, the directors then if office who have been elected by the shareholders shall constitute less than a majority of the directors then in office (a) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for such directors may call a special meeting of shareholders; or (b) the California Superior Court of the proper county shall, upon application of such shareholder or shareholders, summarily order a special meeting of shareholders to be held to elect the entire Board of Directors.

Special Meetings of Shareholders; Action by Written Consent

      FBA. The FBA By-Laws provide that special meetings of the shareholders, for any purpose or purposes, may be called by the Chairman of the Board, the President, a majority of the Board of Directors or the holders of not less than 50% of the outstanding shares entitled to vote at the meeting.

      The FBA By-Laws further provide that any action required to be, or which may be, taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent must be given to those shareholders who did not consent in writing.

      Surety.   The CGCL and the Surety By-Laws provide that special
meetings of shareholders, for any purpose or purposes whatsoever, may be called at any time by the Board of Directors, the Chairman of the Board, the President or by holders of shares entitled to cast not less than 10% of the votes at the meeting.

      The CGCL and the Surety By-Laws further provide for written consents by the shareholders and prompt notice of actions taken without unanimous consent as specified above with respect to FBA, except that unanimous written consent is required for elections of directors to non-vacant positions. A shareholder who gives written consent may revoke the consent under specified circumstances.

Shareholder Inspection Rights; Shareholder Lists

      FBA. The DGCL provides that any shareholder of record has the right to inspect for any "proper purpose" the stock ledger of the corporation, a list of its shareholders and its other books and records. A "proper purpose" is defined to mean a purpose reasonably related to such person's interest as a shareholder.

      The DGCL and the FBA By-Laws further provide that, at least ten days before each meeting of shareholders, a complete shareholder list shall be prepared and be open to examination of any shareholder for any purpose germane to the meeting.

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

      Surety.   The CGCL and the Surety By-Laws provide that the accounting books and records and minutes of proceedings of the shareholders and the Board and committees of the Board shall be open to inspection upon written demand of any shareholder for a purpose reasonably related to such holder's interests as a shareholder.

      The CGCL and the Surety By-Laws further provide an absolute right of inspection of the shareholder list to any shareholder holding 5% of more of the outstanding voting shares. The record of shareholders is also open to inspection by any shareholder upon written demand for a purpose reasonably related to such holder's interest as a shareholder.

Amendment of Governing Documents

      FBA. Under the DGCL, the FBA Certificate may be amended if such amendment is approved by the Board of Directors, a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon, unless the certificate of incorporation requires the vote of a greater proportion of the outstanding stock or any class thereof. Pursuant to the foregoing, the affirmative vote of 75% of the capital stock of FBA entitled to vote in elections of directors, voting as a single class, is required to amend, alter, change or repeal any of the supermajority voting provisions described in "Shareholder Vote for Mergers and Other Reorganizations" below.

      The FBA Certificate further provides that none of the provisions thereof affecting the FBA Class B Stock may be amended or repealed unless, in addition to any other vote required by law or the Certificate of Incorporation, such amendment is approved by the affirmative vote of the holders of a majority of the shares of the FBA Common then outstanding, voting as a separate class.

      Pursuant to the FBA Certificate, the Board of Directors has the power to make, alter or repeal the By-Laws only with the prior approval of the holders of a majority of the shares of FBA Class B Stock, subject to such restrictions as may be imposed by the shareholders in the By-Laws.

      The FBA By-Laws provide that they may be altered, amended or repealed or new By-Laws adopted by either (a) the affirmative vote of the holders of a majority of the shares entitled to vote at a meeting at which a quorum is present; or (b) with the affirmative vote of the holders of a majority of the shares of FBA Class B Stock, by the affirmative vote of a majority of the whole Board of Directors.

      Surety. The Surety Articles provide that as long as any shares of the Surety Preferred Stock are outstanding, Surety shall not, among other things,
(a) amend or repeal any provision of, or add any provision to, the Surety Articles if such action would adversely affect the Surety Preferred Stock; or
(b) make any provision in the Surety Articles or Surety By-Laws fixing special qualifications of persons who may be holders of the Surety Preferred Stock or any restrictions upon the right to transfer or hypothecate the Surety Preferred Stock, except as may be required by federal law.

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

      The Surety By-Laws provide that new By-Laws may be adopted or the By-Laws may be amended or repealed by the affirmative vote or written consent of a majority of the outstanding shares entitled to vote. Subject to such right of shareholders, the By-Laws further provide that they may be adopted, amended or repealed by the Board of Directors, other than a Bylaw fixing or changing the authorized number of directors.

Shareholder Vote For Mergers and Other Reorganizations

      FBA. The FBA Certificate provides that whenever under the laws of the State of Delaware a vote of shareholders is required to approve or authorize any of the transactions set forth below, then, the affirmative vote or consent of 75% of the capital stock of FBA entitled to vote in elections of directors, voting as a single class, is required to authorize or approve such transactions if the other party to the transaction owns at least 5% of the
             --
total outstanding shares of stock of FBA entitled to vote in elections of directors:

      (a)   a merger or consolidation with or into any other corporation; or

      (b) any sale, lease or exchange of all or substantially all of the property and assets of FBA to any other corporation, person or other entity; or

      (c) any purchase or lease of all or substantially all of the assets of any corporation, person or other entity by FBA; or

      (d) any combination of the outstanding shares of Common Stock of FBA into a smaller number of shares.

      The FBA Certificate further provides an exemption from the supermajority voting provisions described above in connection with (i) any merger or similar transaction with any corporation if the Board of Directors of FBA has approved a memorandum of understanding with such other corporation prior to the time that such other corporation became a 5% shareholder; or (ii) any merger or consolidation of FBA with, or any sale or lease to FBA or any subsidiary of any assets of, or any sale or lease by FBA or any subsidiary of any assets to, any corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors of such corporation is owned by FBA and its subsidiaries.

      The FBA Certificate further provides that, except as otherwise described above or required by statute, an agreement of merger or consolidation may be approved by a majority vote of the issued and outstanding shares.

      The DGCL generally provides that, unless required by the certificate of incorporation of the surviving corporation, no vote of shareholders of the surviving corporation is necessary to authorize a merger if (a) the merger agreement does not amend in any respect the certificate of incorporation of the surviving corporation; (b) each share of stock of the surviving corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger; and (c) the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of

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merger do not exceed 20% of the shares of common stock of the surviving corporation outstanding  immediately prior to the merger.

      Surety. In addition to the shareholder vote required by Delaware law, the CGCL provides for a shareholder vote (a) of an acquiring corporation in either a share-for-share exchange or a sale-of-assets reorganization; and (b) of a parent corporation (even though it is not a "constituent corporation") whose equity securities are being issued in connection with a corporate reorganization such as a triangular merger. With certain exceptions, the CGCL also requires a class vote when a shareholder vote is required in connection with these transactions. California law contains an exception to its voting requirements for reorganizations where shareholder control is not diluted by more than one-sixth as a result of the reorganization.

Liability of Directors for Breach of Fiduciary Duty

      FBA. The FBA Certificate provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to FBA or any shareholder for monetary damages for breach of fiduciary duty. The FBA Certificate does not, however, limit or eliminate liability arising from or based upon (a) any breach by a director of his duty of loyalty to FBA or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) certain acts specified in the DGCL, which imposes liability on all directors, except absent or dissenting directors, under whose administration there occurs a willful or negligent violation of certain provisions of the DGCL regarding payment of dividends, stock purchases or stock redemptions; or (d) any transactions from which a director derived an improper personal benefit.

      Surety.   The Surety Articles provide that the liability of directors for monetary damages is eliminated to the fullest extent permissible under California law. Pursuant to the CGCL, such provision may not eliminate or limit the liability of directors with respect to (a) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;
(b) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (c) any transaction from which a director derived an improper personal benefit; (d) acts or omissions that show a reckless disregard for the duty of the director to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to the corporation or its shareholders; (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the duty of the director to the corporation or its shareholders; (f) any transaction between the corporation and (i) a director, or (ii) an entity in which the director has a material financial interest, that violates specified provisions of the CGCL; or (g) any distributions to shareholders or the making of any loans or guaranties to officers or directors that violate specified provisions of the CGCL.

Indemnification of Directors and Officers

      FBA. Pursuant to the authority granted in the DGCL, the FBA By-Laws provide that FBA shall indemnify directors, officers, employees and agents of FBA, or any such person who

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serves or served in any such capacity with any other corporation or enterprise at the request of FBA, against expenses and other amounts actually and reasonably incurred by him if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of FBA, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In specified circumstances, the By-Laws further provide for indemnification by FBA of the parties specified above in connection with actions or suits by or in the right of the corporation to procure a judgment in its favor. Indemnification under the FBA By-Laws, unless ordered by a court, may be made only upon a determination by the Board of Directors or shareholders that indemnification is proper because the person has met the applicable standard of conduct. Expenses incurred in defending any such actions, suits or proceedings may be advanced by the corporation as authorized by the Board of Directors.

      Surety.   Pursuant to the Surety Articles, Surety is authorized to
provide, through bylaw provisions, agreements or otherwise, indemnification of its directors, officers, employees and agents in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject only to the limitations on excess indemnification set forth in the CGCL with respect to actions for breach of duty to the corporation and its shareholders, as further described in "Liability of Directors for Breach of Fiduciary Duty" above. In addition, the CGCL prohibits indemnification under the circumstances specified in Section 317.

      The Surety By-Laws further provide that Surety shall provide indemnification to the parties and in the circumstances generally described above with respect to FBA, to the fullest extent permitted by California law and the Surety Articles. However, indemnification of a director or officer is not required (a) if the corporation is prohibited by applicable law from paying an indemnity; (b) with respect to expenses of defense or investigation, if the expenses were or are incurred without the consent of Surety; (c) for which final payment is actually made to the director or officer under an insurance policy maintained by Surety, except in respect of any excess beyond the amount of the payment under the policy; (d) for which payment is actually made to the director or officer under an indemnity by Surety otherwise than pursuant to the Surety By-Laws, except in respect of any excess beyond the amount of payment under that indemnity; (e) based upon or attributable to the director or officer gaining in fact any personal profit or advantage to which not legally entitled; (f) for an accounting of profits made from the purchase or sale of securities pursuant to applicable law; or (g) based upon acts or omissions involving intentional misconduct or a knowing and culpable violation of law.

      Pursuant to the CGCL, the determination of whether or not a party seeking indemnification has met the applicable standard of conduct may be made by the directors, the shareholders, the court or, if a quorum of disinterested directors is not obtainable, by independent legal counsel.

Dissenters' Rights

      FBA. Pursuant to the DGCL, a dissenting shareholder of a corporation participating in a merger or consolidation may, as specified in such statute, be entitled to receive cash in the amount of the fair value of his shares (as determined by an agreement with the corporation or by a court), in lieu of the consideration he would otherwise receive under the terms of the

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transaction.  Unless the certificate of incorporation provides otherwise, the
DGCL does not generally require such dissenters' rights of appraisal with respect to a merger or consolidation of a corporation, the shares of which are listed on a national securities exchange, designated as a national market system security by NASDAQ or held of record by more than 2,000 shareholders, if such shareholders receive stock of the surviving corporation or of such a listed or widely held corporation. Dissenters' rights are also unavailable in Delaware to the shareholders of a corporation surviving a merger if no vote of such shareholders is required. The DGCL generally does not require class voting, except where the transaction involves an amendment to the certificate of incorporation that affects a class of shares adversely.

      Surety.   Pursuant to the CGCL, a dissenting shareholder of a
corporation participating in a reorganization (including a merger reorganization, an exchange reorganization or a sale-of-assets reorganization, as defined in the CGCL) may, as specified in such statute, also be entitled to receive cash in the amount of the fair market value of his shares in lieu of the consideration he would otherwise receive under the
terms of the transaction.   The CGCL generally does not require such
dissenters' rights of appraisal with respect to shares which are listed on a national securities exchange or on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, unless (a) there exists any restriction on transfer imposed by the corporation or by law or regulation; or (b) there have been demands for payment filed with respect to 5% or more of the outstanding shares of that class. Subject to the provisions of the CGCL, holders of Surety Common Stock are entitled to dissenters' rights in connection with the Merger. For a more complete description of such rights, see "THE MERGER--Dissenters' Rights."

Summary

      Although certain of the specific differences between the voting and other rights of the holders of Surety Common Stock and FBA Common are discussed above, the foregoing summary is not intended to be a complete statement of the comparative rights of such shareholders under California and Delaware law, or the rights of such persons under the respective charters and By-Laws of Surety and FBA. The identification of certain specific differences is not intended to indicate that other differences do not exist. The foregoing summary is qualified in its entirety by reference to the statutes and documents referred to therein.

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            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS OF SURETY BANK

      This Management's Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act. Actual results could differ materially from those projected in such forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."

General

      Surety was originally organized in 1980 as a federally-chartered mutual savings and loan association headquartered in Vallejo, California. In 1993, the Board of Directors determined that the strategic direction which it envisioned for Surety was somewhat limited by the regulatory structure applied to savings banks and could be more readily accomplished by conversion to a commercial bank charter. As a result, on November 1, 1994, Surety was converted to a California state-chartered, non-member commercial bank.

      While this change of corporate structure was occurring, Surety began a more pervasive change of its business and operations to those normally associated with a commercial bank. This included expanding its product lines for both loans and deposits, establishing a commercial business development function, enhancing its internal operations, lending and loan administrative functions and restructuring the composition of its assets and liabilities. Although most of this transitional process is now complete, its effects have been evident throughout the period from 1994 to June 30, 1997 and are apparent in the accompanying financial statements.

      In addition, Surety's Board of Directors took certain measures intended to focus Surety on what it considered its "core" business. In 1994, Surety sold its branch offices in Middletown and Calistoga to allow it to redirect its resources to its two primary market areas - Vallejo and Fairfield. In 1995, Surety relocated its Fairfield branch to a new office offering better access to its customer base and its target business market. And in 1996, Surety established a wholesale and retail real estate mortgage lending operation, and sold its check cashing operations.

      To accomplish this, Surety dedicated substantial financial and organizational resources. The effects of this, combined with the one-time charge for recapitalization of the SAIF in 1996, have been minimal net growth in assets and little net income for the three years ended December 31, 1996. These changes have now positioned Surety to be a competitive factor in its market areas.

      At June 30, 1997, Surety had $72.7 million in total assets; $56.0 million in total loans, net of unearned discount; $66.6 million in total deposits; and $5.0 million in total stockholders' equity. For the six months ended June 30, 1997, Surety's net income was $155,000, compared to $96,000 for the comparable period in 1996. For the year ended December 31, 1996, Surety incurred a net loss of $204,000 compared to net income of $36,000 and $161,000 for the years ended December 31, 1995 and 1994, respectively.

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Surety has two banking locations in Vallejo and Fairfield, California.
Surety offers a broad range of commercial and personal banking services, including certificates of deposit, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts and money market accounts. Loans include commercial, Small Business Administration ("SBA"), commercial and residential real estate, real estate construction and development and consumer loans. Other financial services include mortgage banking, automatic teller machines and safe deposit boxes.

Financial Condition and Average Balances

      Surety's total average assets were $71.5 million and $64.7 million for the six month periods ended June 30, 1997 and 1996, respectively, in comparison to $67.5 million, $61.7 million and $68.6 million for the years ended December 31, 1996, 1995 and 1994, respectively.

      Total average assets increased by $4.0 million to $71.5 million for the six months June 30, 1997, from $67.5 million for the year ended December 31, 1996. As more fully described under "-Mortgage Banking Activities," the increase is primarily attributable to loans held for sale, which increased to $7.3 million for the six months ended June 30, 1997 from $3.0 for the year ended December 31, 1996. For the six months ended June 30, 1997, average stockholders' equity decreased by $300,000 to $4.9 million from $5.2 million for the year ended December 31, 1996. The decrease reflects the effect of the net loss incurred in 1996 on the average balances as well as the payment of preferred stock dividends and the net change in the unrealized loss on the available-for-sale investment securities.

      For the year ended December 31, 1996, total average assets increased by $5.8 million as compared to the year ended December 31, 1995. The increase is primarily attributable to loans held for sale and investment securities which increased by $3.0 million and $3.6 million, respectively, for 1996 in comparison to 1995. The increase in average earning assets was funded by deposits which increased by $6.1 million to $61.3 million from $55.2 million for the years ended December 31, 1996 and 1995, respectively. The increase in the loans held for sale is consistent with Surety's strategic objective to develop both a retail and wholesale mortgage banking operation. The funds generated from the growth in the deposit portfolio, net of funds required to support loan growth, were invested in the available-for-sale investment security portfolio. Average stockholders' equity decreased by $50,000 to $5.16 million from $5.21 million for the years ended December 31, 1996 and 1995, respectively, reflecting the net loss for 1996, the payment of preferred stock dividends and the net change in the unrealized loss on available-for-sale investment securities.

      For the year ended December 31, 1995, total average assets decreased $6.9 million as compared to the year ended December 31, 1994. The decrease is primarily attributable to the sale of Surety's Middletown and Calistoga branches on August 28, 1994. The branch sales included $12.9 million in deposits and $6.0 million in loans. The sale of deposits, net of loans, was funded by Surety from available cash which was generated from sales and maturities of available-for-sale investment securities. Accordingly, the average investment security portfolio decreased by $4.6 million to $7.1 million from $11.7 million for the years ended December 31, 1995 and 1994, respectively. These reductions in assets during 1995 were partially offset by the continued growth of the residential loan portfolio, funded by deposit growth in Surety's remaining two branches. Average stockholders' equity increased by $150,000 to $5.21 million from $5.06 million for the years ended December 31, 1995 and 1994, respectively. The increase is attributable to net income for 1995 and 1994 and the net unrealized gain on available-for-sale investment securities, partially offset by the payment of preferred stock dividends.

              The following table sets forth certain information relating to Surety's average balance sheet, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the periods indicated:

                                                                Six months ended June 30,
                                         ---------------------------------------------------------------------
                                                        1997                                1996
                                         -------------------------------      --------------------------------
                                                     Interest                             Interest
                                         Average      income/     Yield/      Average      income/     Yield/
ASSETS                                   balance      expense      rate       balance      expense      rate
------                                   -------      -------      ----       -------      -------      ----
                                                           (dollars expressed in thousands)
Interest-earning assets:
   Loans <F1> <F2>                       $54,894       2,308        8.48%    $49,841       2,152        8.68%
   Investment securities                  11,107         341        6.19       9,879         302        6.15
   Federal funds sold                        743          18        4.89         883          25        5.69
                                         -------       -----                 -------       -----
     Total interest-earning assets        66,744       2,667        8.06      60,603       2,479        8.23
                                                       -----                               -----

Nonearning assets                          4,728                               4,132
                                         -------                             -------
     Total assets                        $71,472                             $64,735
                                         =======                             =======

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Interest-bearing liabilities:
   Interest-bearing demand deposits      $10,133          51        1.01%    $ 8,244          41        1.00%
   Savings deposits                       18,924         346        3.69      18,191         336        3.71
   Time deposits of $100 or more           9,967         271        5.48       7,638         208        5.48
   Other time deposits                    21,878         566        5.22      21,145         552        5.25
                                         -------       -----                 -------       -----
     Total interest-bearing deposits      60,902       1,234        4.09      55,218       1,137        4.14

Other borrowings.                            136           3        4.45         181           6        6.67
                                         -------       -----                 -------       -----
     Total interest-bearing liabilities   61,038       1,237        4.09      55,399       1,143        4.15
                                                       -----                               -----

Noninterest-bearing liabilities:
   Demand deposits                         4,940                               3,743
   Other liabilities                         599                                 375
                                         -------                             -------
     Total liabilities                    66,577                              59,517

Stockholders' equity                       4,895                               5,218
                                         -------                             -------
     Total liabilities and stockholders'
       equity                            $71,472                             $64,735
                                         =======                             =======
     Net interest income                               1,430                               1,336
                                                       =====                               =====
     Net interest margin                                            4.32%                               4.43%
                                                                    ====                                ====

------------------------
<F1>  For purposes of these computations, nonaccrual loans are included in the average loan amounts.
<F2>  Interest income on loans includes loan fees.

                                    94

                                                                Year ended December 31,
                                         ---------------------------------------------------------------------
                                                        1996                                1995
                                         -------------------------------      --------------------------------
                                                     Interest                             Interest
                                         Average      income/     Yield/      Average      income/     Yield/
ASSETS                                   balance      expense      rate       balance      expense      rate
------                                   -------      -------      ----       -------      -------      ----
                                                           (dollars expressed in thousands)
Interest-earning assets:
   Loans <F1> <F2>                       $51,339       4,428        8.63%    $49,612       4,140        8.34%
   Investment securities                  10,710         647        6.04       7,092         446        6.29
   Federal funds sold                      1,035          56        5.41       1,780          97        5.45
                                         -------       -----                 -------       -----
     Total interest-earning assets        63,084       5,131        8.13      58,484       4,683        8.01
                                                       -----                               -----

Nonearning assets                          4,414                               3,173
                                         -------                             -------
     Total assets                        $67,498                             $61,657
                                         =======                             =======

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Interest-bearing liabilities:
   Interest-bearing demand deposits      $ 8,788          90        1.02%    $ 7,268          85        1.17%
   Savings deposits                       18,747         704        3.76      17,687         718        4.06
   Time deposits of $100 or more           8,437         462        5.48       5,599         318        5.68
   Other time deposits                    21,342       1,103        5.17      21,191       1,099        5.19
                                         -------       -----                 -------       -----
     Total interest-bearing deposits      57,314       2,359        4.12      51,745       2,220        4.29

Other borrowings.                            116           8        6.90         562          37        6.58
                                         -------       -----                 -------       -----
     Total interest-bearing liabilities   57,430       2,367        4.12      52,307       2,257        4.31
                                                       -----                               -----

Noninterest-bearing liabilities:
   Demand deposits                         3,995                               3,466
   Other liabilities                         909                                 666
                                         -------                             -------
     Total liabilities                    62,334                              56,439

Stockholders' equity                       5,164                               5,213
                                         -------                             -------
     Total liabilities and stockholders'
       equity                            $67,498                             $61,652
                                         =======                             =======
     Net interest income                               2,764                               2,426
                                                       =====                               =====
     Net interest margin                                            4.38%                               4.15%
                                                                    ====                                ====


                                             Year ended December 31,
                                         -------------------------------
                                                        1994
                                         -------------------------------
                                                     Interest
                                         Average      income/     Yield/
ASSETS                                   balance      expense      rate
------                                   -------      -------      ----
                                         (dollars expressed in thousands)
Interest-earning assets:
   Loans <F1> <F2>                       $50,772       3,969        7.82%
   Investment securities                  11,652         559        4.80
   Federal funds sold                      1,555          57        3.67
                                         -------       -----
     Total interest-earning assets        63,979       4,585        7.17
                                                       -----

Nonearning assets                          4,664
                                         -------
     Total assets                        $68,643
                                         =======

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Interest-bearing liabilities:
   Interest-bearing demand deposits      $ 9,980         126        1.26%
   Savings deposits                       17,301         430        2.49
   Time deposits of $100 or more           8,025         247        3.08
   Other time deposits                    22,991       1,001        4.35
                                         -------       -----
     Total interest-bearing deposits      58,297       1,804        3.09

Other borrowings.                            118           6        5.08
                                         -------       -----
     Total interest-bearing liabilities   58,415       1,810        3.10
                                                       -----

Noninterest-bearing liabilities:
   Demand deposits                         3,698
   Other liabilities                       1,469
                                         -------
     Total liabilities                    63,582

Stockholders' equity                       5,061
                                         -------
     Total liabilities and stockholders'
       equity                            $68,643
                                         =======
     Net interest income                               2,775
                                                       =====
     Net interest margin                                            4.34%
                                                                    ====

------------------------
<F1>  For purposes of these computations, nonaccrual loans are included in the average loan amounts.
<F2>  Interest income on loans includes loan fees.

                                    95

      The following table indicates the changes in interest income and interest expense which are attributable to changes in average volume and changes in average rates, in comparison with the same period in the preceding year. The change in interest due to the combined rate/volume variance has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.


                                                         Increase (decrease) attributable to change in:
                                      -------------------------------------------------------------------------------------
                                        June 30, 1997 compared     December 31, 1996 compared   December 31, 1995 compared
                                            to June 30, 1996           to December 31, 1995        to December 31, 1994
                                      --------------------------   --------------------------   ---------------------------
                                                           Net                        Net                             Net
                                      Volume      Rate    Change    Volume    Rate   Change     Volume     Rate      Change
                                      ------      ----    ------    ------    ----   ------     ------     ----      ------
                                                               (dollars expressed in thousands)
Interest earned on:
   Loans <F1> <F2>                     $202        (46)     156       144      144      288        (90)     261        171
   Investment securities                 37          2       39       218      (17)     201       (550)     437       (113)
   Federal funds sold                    (4)        (3)      (7)      (40)      (1)     (41)         9       31         40
                                       ----        ---      ---       ---      ---      ---       ----     ----       ----
     Total interest income              235        (47)     188       322      126      448       (631)     729         98
                                       ----        ---      ---       ---      ---      ---       ----     ----       ----
Interest paid on:
   Interest-bearing demand deposits      10         --       10        13       (8)       5        (32)      (9)       (41)
   Savings deposits                      12         (2)      10        60      (74)     (14)        10      278        288
   Time deposits of $100 or more         63         --       63       155      (11)     144        (40)     111         71
   Other time deposits                   17         (3)      14         8       (4)       4        (66)     164         98
   Other borrowings                      (1)        (2)      (3)      (31)       2      (29)        29        2         31
                                       ----        ---      ---       ---      ---      ---       ----     ----       ----
     Total interest expense             101         (7)      94       205      (95)     110        (99)     546        447
                                       ----        ---      ---       ---      ---      ---       ----     ----       ----
     Net interest income               $134        (40)      94       117      221      338       (532)    (183)      (349)
                                       ====        ===      ===       ===      ===      ===       ====     ====       ====

---------------

<F1>  For purposes of these computations, nonaccrual loans are included in the average loan amounts.
<F2>  Interest income on loans includes loan fees.

Net Interest Income

      Surety's primary source of earnings is its net interest income, which is the difference between the interest earned on its earning assets and the interest paid on its interest-bearing liabilities. Net interest income increased to $1.43 million for the six months ended June 30, 1997, from $1.34 million for the same period in 1996. For the years ended December 31, 1996, 1995 and 1994, net interest income was $2.76 million, $2.43 million and $2.78 million, respectively. The fluctuations in net interest income during these periods reflect the changes in the amount of average earning assets and interest-bearing liabilities, as well as the change in the composition of loans and deposits related to Surety's transition to a commercial banking orientation.

      The increases in net interest income for the six months ended June 30, 1997 and for the year ended December 31, 1996 of $90,000 and $330,000, respectively, in comparison to the same periods in 1996, are attributable to the growth within the loan portfolio. See "-Financial Condition and Average Balances and Loans and Allowance for Possible Loan Losses" for additional discussion regarding the growth and diversification of the loan portfolio.

      For the year ended December 31, 1995, net interest income decreased by $350,000 in comparison to 1994. The decrease is primarily attributable to the reduction in net interest earning assets resulting from the sale of Surety's Middletown and Calistoga branches. See "-Financial Condition and Average Balances."

Mortgage Banking Activities

      Through 1994, the mortgage banking activities of Surety consisted of the origination, purchase and servicing of residential mortgage loans.
Generally, Surety would sell its
production of residential mortgage loans in the secondary loan market. Servicing rights were generally retained for conforming fixed rate loans.

      During 1995, Surety discontinued the origination and purchase of residential mortgage loans within the mortgage banking operation. In the third quarter of 1996, Surety commenced, on both a retail and a wholesale mortgage banking basis, the origination and purchase of residential mortgage loans. Loans originated and purchased under this program are sold servicing released under the terms of the sales commitments obtained by Surety prior to its funding of the loan.

      Mortgage loans serviced for investors were $29.2 million and $31.7 million at June 30, 1997 and 1996, and $29.6 million, $31.5 million and $32.5 million at December 31, 1996, 1995 and 1994, respectively. Loan servicing fees were $56,000 and $57,000 for the six month periods ended June 30, 1997 and 1996, and $133,000, $131,000 and $83,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The gain on sale of residential loans originated and purchased for sale totaled $286,000 for the six months ended June 30, 1997, compared to $42,000, $2,000 and $80,000 for the years ended December 31, 1996, 1995 and 1994, respectively. There were no gains on sales of residential loans for the six months ended June 30, 1996.

Comparison of Results of Operations for the six month periods ended June 30, 1997 and 1996

      Net Income. Net income for the six months ended June 30, 1997 was $155,000 in comparison to net income of $96,000 for the same period in 1996. As more fully discussed below, the operating results for 1996 reflect a higher provision for possible loan losses in comparison to 1997. As previously discussed, net interest income was $1.43 million, or 4.32% of average earning assets, for 1997, compared to $1.34 million, or 4.43% of average earning assets, for 1996.

      Provision for Possible Loan Losses. The provision for possible loan losses was $65,000 and $90,000 for the six month periods ended June 30, 1997 and 1996, respectively. Net loan charge-offs were $69,000 and $61,000 for the six month periods ended June 30, 1997 and 1996, respectively. The allowance for possible loan losses was $582,000, or 1.04% of total loans, net of unearned discount, at June 30, 1997, compared to $586,000, or 1.05% of total loans, net of unearned discount, at December 31, 1996.

      Loans which were either 90 days or more past due and still accruing interest or on nonaccrual status decreased to $506,000 at June 30, 1997, from $990,000 at December 31, 1996, representing .90% and 1.77% of total loans, net of unearned discount, at those dates. Loans which were between 30 and 89 days past due were $1.02 million, or 1.82% of total loans, net of unearned discount, at June 30, 1997 compared to $379,000, or .68% of total loans, net of unearned discount, at December 31, 1996.

      The decrease in the provision for possible loan losses to $65,000 from $90,000 for the six months ended June 30, 1997 and 1996, respectively, reflects the decrease in nonperforming loans and Surety management's evaluation of the quality of the loans in the portfolio. See "-Loans and Allowance for Possible Loan Losses."

      Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the six month periods ended June 30, 1997 and 1996.

                                                     Six months ended June 30,            Increase (Decrease)
                                                     -------------------------            -------------------
                                                        1997            1996             Amount           Percent
                                                        ----            ----             ------           -------
                                                                    (dollars expressed in thousands)
Noninterest income:
   Service charges on deposit accounts                $  141             113                28                25%
   Loan servicing income, net                             56              57                (1)               (2)
   Gain on sale of loans:
     Residential loans                                   286              --               286                --
     SBA loans                                            32              32                --                --
   Other income                                          131             148               (17)              (11)
                                                      ------           -----               ---
     Total noninterest income                         $  646             350               296                85%
                                                      ======           =====               ===               ===

Noninterest expense:
   Salaries and employee benefits                     $  888             672               216                32%
   Occupancy, net of rental income                        52              72               (20)              (28)
   Furniture and equipment                               143              86                57                66
   FDIC premiums                                          21              65               (44)              (68)
   Postage, printing and supplies                         82              68                14                21
   Legal, examination and professional fees               61              53                 8                15
   Data processing                                        98             132               (34)              (26)
   Communications                                         55              36                19                53
   Losses and expenses on foreclosed property, net        29               3                26               867
   Other                                                 333             249                84                34
                                                      ------           -----               ---
     Total noninterest expense                        $1,762           1,436               326                23%
                                                      ======           =====               ===               ===

      Noninterest Income. Noninterest income was $646,000 for the six month period ended June 30, 1997, in comparison to $350,000 for the same period in 1996

      Service charges on deposit accounts increased by $28,000 to $141,000 from $113,000 for the six month periods ended June 30, 1997 and 1996, respectively. The increase is primarily attributable to an increase in the number of demand deposit accounts subject to service charges.

      Loan servicing fees decreased to $56,000 from $57,000 for the six month periods ended June 30, 1997 and 1996, respectively. While the loan servicing fee income is comparable for the six month periods ended June 30, 1997 and 1996, Surety expects the level of loan servicing fee income to decrease as the existing portfolio of loans serviced for investors declines. In addition, and as discussed under "-Mortgage Banking Activities," current mortgage banking loan production is being sold on a servicing released basis.

      Associated with the activity of originating and purchasing loans to be sold into the secondary market are the realized gains, net of losses incurred during the period prior to sale. The gain on sales of residential loans, net of losses, was $286,000 for the six months ended June 30, 1997. As discussed under "-Mortgage Banking Activities," these activities were initiated during the third quarter of 1996.

      The gain on sale of loans also includes $32,000 for the six month periods ended June 30, 1997 and 1996 relating to the sale of SBA loans. Surety originates loans under an SBA program and sells the guaranteed portion of each loan to a third party while retaining the unguaranteed portion for its portfolio. Gains on these loans are earned through the collection of a premium over the adjusted carrying value of the related loan.

      Noninterest Expense. Noninterest expense increased by $320,000 to $1.76 million from $1.44 million for the six month periods ended June 30, 1997 and 1996, respectively. The increase, as more fully discussed below, is primarily attributable to the formation of the retail and wholesale mortgage banking operation during 1996.

      Salaries and employee benefits increased by $216,000 to $888,000 from $672,000 for the six month periods ending June 30, 1997 and 1996, respectively. The increase is primarily attributable to the mortgage banking operation as previously discussed under "-Mortgage Banking Activities."

      Furniture and equipment expense increased by $57,000 to $143,000 from $86,000 for the six month periods ending June 30, 1997 and 1996, respectively. The increase is attributable to additional furniture and equipment requirements necessary to support the mortgage banking operation.

      Offsetting the increase in noninterest expense was a decrease in Federal Deposit Insurance Corporation (FDIC) premiums of $44,000 to $21,000 from $65,000 for the six month periods ending June 30, 1997 and 1996, respectively, as a result of the reduction in the assessment rate charged on deposits insured by the SAIF of the FDIC. The reduction in the assessment rate was effective upon the recapitalization of the SAIF, accomplished by a one-time special deposit insurance charge assessed to all financial institutions with deposits insured by the SAIF. Surety's one-time charge totaled $351,000 and was reflected in the operating results during the third quarter of 1996.

      In addition, data processing expense decreased by $34,000 to $98,000 from $132,000 for the six month periods ended June 30, 1997 and 1996, respectively. The decrease is primarily attributable to the additional costs incurred during 1996 in connection with the data processing conversion to a new service provider.

      Other expense increased by $84,000 to $333,000 from $249,000 for the six month periods ended June 30, 1997 and 1996, respectively, primarily from the retail and wholesale mortgage banking operation initiated during 1996.

Comparison of Results of Operations for 1996 and 1995

      Net Income (Loss). The net loss for the year ended December 31, 1996 was $204,000 in comparison to net income of $36,000 for the same period in 1995. As more fully discussed below, the operating results for 1996 reflect a higher provision for possible loan losses in comparison to 1995 and the one-time special SAIF assessment. As previously discussed, net interest income was $2.76 million, or 4.38% of average earning assets, for 1996, compared to $2.43 million, or 4.15% of average earning assets, for 1995.

      Provision for Possible Loan Losses. The provision for possible loan losses was $325,000 and $130,000 for the years ended December 31, 1996 and 1995, respectively. Net loan charge-offs were $174,000 and $16,000 for the years ended December 31, 1996 and 1995, respectively. The allowance for possible loan losses was $586,000, or 1.05% of total loans, net of unearned discount, at December 31, 1996, compared to $435,000, or .92% of total loans, net of unearned discount, at December 31, 1995.

      Loans which were either 90 days or more past due and still accruing interest or on nonaccrual status totaled $990,000 and $684,000 at December 31, 1996 and 1995, respectively, representing 1.77% and 1.45% of total loans, net of unearned discount, at those dates. Loans which were between 30 and 89 days past due were $379,000, or .68% of total loans, net of unearned discount, at December 31, 1996 compared to $443,000, or .94% of total loans, net of unearned discount, at December 31, 1995.

      The provision for possible loan losses increased to $325,000 from $130,000 for the years ended December 31, 1996 and 1995, respectively. The increase is attributable to the increase in nonperforming loans, in loans over 90 days past due and still accruing and in net loan charge-offs, as well as the effect on overall credit risk of the gradual change in the composition of the loan portfolio from one primarily focused on residential real estate loans to a more diversified portfolio mix. In addition, the provision for possible loan losses reflects Surety management's evaluation of the quality of the loans in the portfolio. See "-Loans and Allowance for Possible Loan Losses."

      Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 1996 and 1995.

                                                                                            Increase (Decrease)
                                                                                            -------------------
                                                      1996                1995            Amount           Percent
                                                      ----                ----            ------           -------
                                                                      (dollars expressed in thousands)
Noninterest income:
   Service charges on deposit accounts              $  291                 258                33                13%
   Loan servicing income, net                          133                 131                 2                 2
   Gain on sale of loans:
     Residential loans                                  42                   2                40                --
     SBA loans                                          71                  88               (17)              (19)
   Other income                                        175                  94                81                86
   Loss on sales of securities, net                     --                 (49)               49                --
                                                    ------               -----               ---               ---
        Total noninterest income                    $  712                 524               188                36
                                                    ======               =====               ===               ===

Noninterest expense:
   Salaries and employee benefits                   $1,474               1,301               173               13%
   Occupancy, net of rental income                     148                  72                76               106
   Furniture and equipment                             188                 220               (32)              (15)
   FDIC premiums                                       449                 122               327               268
   Postage, printing and supplies                      125                 167               (42)              (25)
   Legal, examination and professional fees             97                 103                (6)               (6)
   Data processing                                     283                 239                44                18
   Communications                                       77                  55                22                40
   Losses and expenses on foreclosed property, net     113                  --               113                --
   Other                                               535                 486                49                10
                                                    ------               -----               ---               ---
        Total noninterest expense                   $3,489               2,765               724                26
                                                    ======               =====               ===               ===

      Noninterest Income. Noninterest income was $712,000 for the year ended December 31, 1996, in comparison to $524,000 for the same period in 1995. Noninterest income consists primarily of service charges on deposit accounts and mortgage banking related income.

      Service charges on deposit accounts increased by $33,000 to $291,000 from $258,000 for the years ended December 31, 1996 and 1995, respectively. The increase is primarily attributed to growth in demand deposit accounts subject to service charges.

      As more fully described under "-Mortgage Banking Activities" and "Comparison of Results of Operations for the six month periods ended June 30, 1997 and 1996," the loan servicing income, net and the gain on sale of loans is primarily attributable to the mortgage banking activities of Surety.

      Other income increased by $81,000 to $175,000 from $94,000 for the years ended December 31, 1996 and 1995, respectively. The increase is primarily attributable to income earned under a real estate exchange agreement of $42,000. See "-Notes 5 and 17 to the accompanying consolidated financial statements." In addition, the increase reflects the continued growth in revenues generated from alternative investment services.

      Noninterest Expense. Noninterest expense increased by $720,000 to $3.49 million from $2.77 million for the years ended December 31, 1996 and 1995, respectively. The increase, as more fully discussed below, is primarily attributable to salaries and employee benefits, to the cost of relocating the Fairfield office and the related rental expense, to the one-time SAIF assessment and to losses and expenses on foreclosed property, net.

      Salaries and employee benefits increased by $170,000 to $1.47 million from $1.30 million for the years ended December 31, 1996 and 1995, respectively. The increase is primarily attributable to the mortgage banking activities of Surety which were initiated during 1996. See "-Mortgage Banking Activities."

      Occupancy expense, net of rental income, increased by $76,000 to $148,000 from $72,000 for the years ended December 31, 1996 and 1995, respectively. This increase is attributable to additional expenses associated with relocating the Fairfield branch.

      FDIC premiums increased by $327,000 to $449,000 from $122,000 for the years ended December 31, 1996 and 1995, respectively. The increase is attributable to a one-time special deposit insurance charge assessed to all financial institutions with deposits insured by the SAIF to recapitalize the SAIF of the FDIC. Surety's one-time charge totaled $351,000 and was reflected in the operating results during the third quarter of 1996.

      Data processing expense increased by $44,000 to $283,000 from $239,000 for the years ended December 31, 1996 and 1995, respectively. The increase is attributable to the conversion expenses incurred in connection with transferring Surety's data processing to a new service provider. The transfer was effectuated to facilitate the alignment of Surety's operations to its strategic objectives.

      Losses and expenses on foreclosed property were $113,000 for the year ended December 31, 1996. This total is comprised of $53,000 in write-downs, to reflect the current fair value, and $60,000 in other carrying costs of foreclosed properties. During 1996, Surety foreclosed on several residential real estate properties which resulted in a balance of $599,000 at December 31, 1996. There were no losses and expenses on foreclosed property for the year ended December 31, 1995.

      Other expense increased by $49,000 to $535,000 from $486,000 for the years ended December 31, 1996 and 1995, respectively. The increase is primarily attributable to the additional expenses of the mortgage banking operation which was initiated during 1996.

Comparison of Results of Operations for 1995 and 1994

      Net Income. The net income for the year ended December 31, 1995 was $36,000 in comparison to $161,000 for the same period in 1994. As previously discussed, net interest income decreased to $2.43 million, or 4.15% of average earning assets, for 1995, from $2.77 million, or 4.34% of average earning assets, for 1994. As more fully discussed below, the operating results for 1995 reflect a decrease in the gain on sale of loans and other assets and an increase in the provision for loan losses.

      Provision for Possible Loan Losses. The provision for possible loan losses was $130,000 and $55,000 for the years ended December 31, 1995 and 1994, respectively. Net loan charge-offs were $16,000 and $10,000 for the years ended December 31, 1995 and 1994, respectively. The allowance for possible loan losses was $435,000, or .92% of total loans, net of unearned discount, at December 31, 1995, compared to $321,000, or .64% of total loans, net of unearned discount, at December 31, 1994.

      Loans which were either 90 days or more past due and still accruing interest or on nonaccrual status totaled $684,000 and $337,000 at December 31, 1995 and 1994, respectively, representing 1.45% and .67% of total loans, net of unearned discount, at those dates. Loans which were between 30 and 89 days past due were $443,000, or .94% of total loans, net of unearned discount, at December 31, 1995 compared to $478,000, or .95% of total loans, net of unearned discount, at December 31, 1994.

      The provision for possible loan losses increased to $130,000 from $55,000 for the years ended December 31, 1995 and 1994, respectively. The increase is primarily attributable to the increase in nonperforming loans and Surety management's evaluation of the quality of the loans in portfolio. See "-Loans and Allowance for Possible Loan Losses."

      Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 1995 and 1994.

                                                                                            Increase (Decrease)
                                                                                            -------------------
                                                      1995                1994            Amount           Percent
                                                      ----                ----            ------           -------
                                                                       (dollars expressed in thousands)
Noninterest income:
   Service charges on deposit accounts
     and customer service fees                      $  258                 325               (67)              (21)%
   Loan servicing income, net                          131                  83                48                58
   Gain on sale of loans:
     Residential loans                                   2                  80               (78)              (98)
     SBA loans                                          88                  82                 6                 7
   Other income                                         94                  86                 8                 9
   Loss on sales of securities, net                    (49)                 --               (49)               --
   Gain on sale of branches                             --                  53               (53)             (100)
                                                    ------               -----              ----              ----
        Total noninterest income                    $  524                 709              (185)              (26)
                                                    ======               =====              ====              ====

Noninterest expense:
   Salaries and employee benefits                   $1,301               1,442              (141)             (100)%
   Occupancy, net of rental income                      72                 191              (119)              (62)
   Furniture and equipment                             220                 140                80                57
   FDIC premiums                                       122                 154               (32)              (21)
   Postage, printing and supplies                      167                 145                22                15
   Legal, examination and
     professional fees                                 103                 270              (167)               62
   Data processing                                     239                 276               (37)              (13)
   Communications                                       55                  52                 3                 6
   Losses and expenses on foreclosed property, net      --                  22               (22)             (100)
   Other                                               486                 501               (15)               (3)
                                                    ------               -----              ----              ----
        Total noninterest expense                   $2,765               3,193              (428)              (13)%
                                                    ======               =====              ====              ====

      Noninterest Income. Noninterest income was $524,000 for the year ended December 31, 1995, in comparison to the $709,000 for 1994. The decrease is primarily attributable to the decrease in the gain on sale of loans, the gain realized upon the sale of two branches in 1994, as more fully described under "-Financial Condition and Average Balance" and the loss on sale of securities in 1995.

      Service charges on deposit accounts decreased by $67,000 to $258,000 from $325,000 for the years ended December 31, 1995 and 1994, respectively. The decrease is primarily attributable to the sale of the two branches on August 28, 1994.

      Loan servicing income increased to $131,000 from $83,000 for the years ended December 31, 1995 and 1994, respectively. The increase is attributable to the growth in the portfolio of loans serviced for investors during 1994, including the loan servicing rights retained on the loans sold with the two branches in 1994.

      Gain on sale of loans decreased by $72,000 to $90,000 from $162,000 for the years ended December 31, 1995 and 1994, respectively. As more fully described under "-Mortgage Banking Activities," during 1994, Surety discontinued its originating and purchasing of residential mortgage loans for sale in the secondary market with servicing rights retained. The gain on sale of loans for 1995 attributable to the sale of the guaranteed portion of SBA loans was $88,000. This compares to a gain on sale of the guaranteed portion of SBA loans of $82,000 for the year ended December 31, 1994.

      Noninterest Expense. Noninterest expense decreased by $420,000 to $2.77 million from $3.19 million for the years ended December 31, 1995 and 1994, respectively. The decrease primarily reflects the expenses associated with the two bank branches which were sold in 1994 and the reduction of expenses related to the origination and purchase of mortgage loans which was discontinued in 1994. See "Note 14 to the accompanying consolidated financial statements."

      These factors are evident in salaries and employee benefits which decreased by $140,000 to $1.30 million from $1.44 million for the years ended December 31, 1995 and 1994, respectively, and in occupancy, net of rental income, which decreased by $119,000 to $72,000 from $191,000 for the years ended December 31, 1995 and 1994, respectively. In addition, Surety closed a leased loan production office in June 1995.

      Legal, examination and professional fees decreased by $167,000 to $103,000 from $270,000 for the years ended December 31, 1995 and 1994, respectively. The decrease is attributable to additional costs associated with Surety's charter conversion to a state-chartered commercial bank from a federally-chartered thrift, and the sale of the two branches in 1994.

Loans and Allowance for Possible Loan Losses

      Interest earned on the loan portfolio is the primary source of income for Surety. Loans, net of unearned discount, represent 77.0% of total assets at June 30, 1997, compared to 77.7% and 74.6% of total assets as of December 31, 1996 and 1995, respectively. As of June 30, 1997 and December 31, 1996, total loans, net of unearned discount, were $56.0 million. As summarized in the composition of the loan portfolio table, the primary fluctuation in the loan portfolio is the increase in loans held for sale. As more fully described under "-Mortgage Banking Activities," during 1996, Surety commenced, on both a retail and a wholesale mortgage banking basis, the origination and purchase of residential mortgage loans which are sold in the secondary market on a servicing released basis.

      Commercial loans, including the unguaranteed portion of SBA loans, are originated primarily on the strength of the borrowers' general credit standing and ability to generate repayment cash flows from income sources even though such loans may also be secured by real estate or other assets. Real estate construction and development loans represent interim financing secured by real estate under construction. Real estate mortgage loans consist primarily of loans secured by single-family owner-occupied properties and various types of commercial properties whereby the income from the property is the intended source of repayment. Consumer and installment loans are loans to individuals and consist primarily of loans secured by automobiles. Loans held for sale are residential real estate mortgage loans originated and purchased for sale to third party investors.

      Commercial lending is focused principally on small to middle-market companies. Retail lending is focused principally on residential loans, including home equity loans, automobile financing and other consumer financing needs arising out of Surety's branch banking locations.

      The following table shows the composition of the loan portfolio by major category and the percent of each category to the total portfolio as of the dates presented:

                                                           June 30,                       December 31,
                                                   ---------------------      ------------------------------------------
                                                           1997                      1996                    1995
                                                   ---------------------      ------------------      ------------------
                                                    Amount       Percent      Amount     Percent      Amount     Percent
                                                    ------       -------      ------     -------      ------     -------
                                                                      (dollars expressed in thousands)
Commercial                                         $ 4,755          8.49%    $ 4,156        7.42%    $ 1,826        3.86%
Real estate construction and development             2,966          5.30       4,286        7.66       3,968        8.39
Real estate mortgage, net of unearned discount:
   Residential real estate                          28,247         50.45      29,675       53.01      28,590       60.47
   Commercial and other                             12,111         21.63      11,935       21.32      11,621       24.58
Consumer and installment                               730          1.30         771        1.38         924        1.96
Other                                                  495          0.88         695        1.24         349        0.74
                                                   -------        ------     -------      ------     -------      ------
     Total loans, net of unearned discount and
       excluding loans held for sale                49,304         88.05      51,518       92.03      47,278      100.00
Residential real estate loans held for sale          6,691         11.95       4,463        7.97          --          --
                                                   -------        ------     -------      ------     -------      ------
     Total loans, net of deferred loan fees        $55,995        100.00%    $55,981      100.00%    $47,278      100.00%
                                                   =======        ======     =======      ======     =======      ======

      Loans at December 31, 1996 mature as follows:

                                                                     Over one year
                                                                   through five years       Over five years
                                                                   ------------------      ------------------
                                                   One year        Fixed     Floating      Fixed     Floating
                                                   or less         rate        rate        rate        rate       Total
                                                   --------        -----     --------      -----     --------     -----
                                                                       (dollars expressed in thousands)
Commercial                                          $  985           156       1,655          69       1,291       4,156
Real estate construction and development             4,286            --          --          --          --       4,286
Real estate mortgage, net of unearned
   discount                                          2,714           838       8,327       1,441      28,290      41,610
Consumer and installment                               176           590           5          --          --         771
Other                                                  527           168          --          --          --         695
Loans held for sale                                   --              --          --       4,267         196       4,463
                                                    ------         -----       -----       -----      ------      ------
   Total loans, net of unearned discount            $8,688         1,752       9,987       5,777      29,777      55,981
                                                    ======         =====       =====       =====      ======      ======

      The following table is a summary of loan loss experience for the six month periods ended June 30, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994:

                                                          June 30,                       December 31,
                                                      ------------------        ----------------------------
                                                      1997          1996        1996        1995        1994
                                                      ----          ----        ----        ----        ----
                                                                  (dollars expressed in thousands)
Balance at beginning of year                       $   586           435         435         321         276
                                                   -------        ------      ------      ------      ------

Loans charged off:
   Commercial                                           35            10          10          --          --
   Real estate mortgage                                 30            50         182          22          --
   Consumer and installment                              4             1           1          --          10
                                                   -------        ------      ------      ------      ------
       Total loans charged-off                          69            61         193          22          10
                                                   -------        ------      ------      ------      ------
Recoveries of loans previously charged off:
   Real estate mortgage                                 --            --          19           5          --
   Consumer and installment                             --            --          --           1          --
                                                   -------        ------      ------      ------      ------
       Total recoveries of loans previously
         charged off                                    --            --          19           6          --
                                                   -------        ------      ------      ------      ------
       Net loans charged-off                            69            61         174          16          10
                                                   -------        ------      ------      ------      ------
Provision for possible loan losses                      65            90         325         130          55
                                                   -------        ------      ------      ------      ------
Balance at end of year                             $   582           464         586         435         321
                                                   =======        ======      ======      ======      ======
Loans outstanding:
   Average                                         $54,894        49,841      51,339      49,612      50,772
   End of period                                    55,995        50,617      55,981      47,278      50,058
                                                   =======        ======      ======      ======      ======
   Ratio of allowance for possible
     loan losses to loans outstanding:
       Average                                        1.06%          .93%       1.14%        .88%        .63%
       End of period                                  1.04           .92        1.05         .92         .64
   Ratio of net charge-offs to  average
     loans outstanding <F1>                            .25           .24         .34         .03         .02
                                                   =======        ======      ======      ======      ======
Allocation of allowance for possible
   loan losses at end of period:
     Commercial                                    $    71            52          63          32          20
     Real estate construction  and development          59            42          55          45          38
     Real estate mortgage                              362           310         380         288         220
     Consumer and installment                           15            18          22          21          17
     Other                                              12             8          14          12           1
     Unallocated                                        63            34          52          37          25
                                                   -------        ------      ------      ------      ------
       Total                                       $   582           464         586         435         321
                                                   =======        ======      ======      ======      ======
Percent of categories to loans,
   net of unearned discount:
     Commercial                                       8.49%         6.68%       7.42%       3.86%       3.49%
     Real estate construction and development         5.30          6.22        7.66        8.39        7.87
     Real estate mortgage                            72.08         83.72       74.33       85.05       86.93
     Consumer and installment                         1.30          2.05        1.38        1.96        1.61
     Other                                             .88          1.33        1.24         .74         .10
     Loans held for sale                             11.95            --        7.97          --          --
                                                   -------        ------      ------      ------      ------
       Total                                        100.00%       100.00%     100.00%     100.00%     100.00%
                                                   =======        ======      ======      ======      ======

---------------------
<F1>  The ratios for the six month periods are annualized.

      Nonperforming assets include nonaccrual loans and foreclosed property. The following table presents the categories of nonperforming assets as of the dates indicated:

                                                     June 30,              December 31,
                                                 ----------------        ----------------
                                                 1997        1996        1996        1995
                                                 ----        ----        ----        ----
                                                      (dollars expressed in thousands)
Nonperforming loans                            $   385         931         761         684
Foreclosed property, net                           440          60         599          --
                                               -------      ------      ------      ------
      Total nonperforming assets               $   825         991       1,360         684
                                               =======      ======      ======      ======

Loans, net of unearned discount                $55,995      50,617      55,981      47,278
                                               =======      ======      ======      ======
Loans past due:
   Over 30 days to 90 days                     $ 1,020         784         379         443
   Over 90 days and still accruing                 121         231         229          --
                                               -------      ------      ------      ------
      Total past-due loans                     $ 1,141       1,015         608         443
                                               =======      ======      ======      ======

Allowance for possible loan losses to loans       1.04%        .92%       1.05%        .92%
Nonperforming loans to loans                       .69        1.84        1.36        1.45
Allowance for possible loan losses
   to nonperforming loans                       151.17       49.84       77.00       63.60
Nonperforming assets to loans
   and foreclosed assets                          1.46        1.96        2.40        1.45
                                               =======      ======      ======      ======

      As of June 30, 1997, December 31, 1996 and 1995, there were no loans that were identified by management as having potential credit problems or doubts of the borrowers' ability to comply with the present loan repayment terms that have not been included in the aforementioned table of nonperforming assets.

      The allowance for possible loan losses is based on past loan loss experience, management's evaluation of the quality of the loans in the portfolio and the anticipated effect of national and local economic conditions relative to the ability of loan customers to repay. The provision for possible loan losses is management's estimate of the amount necessary to maintain the allowance at a level consistent with this evaluation. As adjustments to the allowance for possible loan losses are considered necessary, they are reflected in the consolidated statements of operations.

      Surety does not lend funds for foreign loans. Additionally, Surety does not have any concentrations of loans exceeding 10% of total loans which are not otherwise disclosed in the loan portfolio composition table and Note 3 to the accompanying consolidated financial statements. Surety does not have any amount of interest-bearing assets which would have been included in nonaccrual, past due or restructured loans if such assets were loans.

Investment Securities

      Surety classifies the securities within its investment portfolio as held to maturity or available for sale. Surety does not engage in the trading of investment securities. As more fully described in Notes 1 and 2 of the accompanying consolidated financial statements, during 1995 management conducted a review of its investment portfolio and practices. As a result of the review, it was decided to reclassify the remaining securities within the held-to-maturity portfolio to available for sale. There were no investment securities categorized as held to maturity at June 30, 1997 and December 31, 1996 and 1995.

      The following table shows the composition of the investment security portfolio, at amortized cost, by major category as of the dates presented:

                                               June 30,         December 31,
                                               --------       ----------------
                                                 1997         1996        1995
                                               --------       ----        ----
                                                (dollars expressed in thousands)
U.S. treasuries                                $   997         996         499
U.S. government agencies and corporations:
   Mortgage backed                                 161         439         929
   Other                                         9,179       9,193       7,400
Federal Home Loan Bank Stock                       458         445         420
                                               -------      ------       -----
   Total investment securities                 $10,795      11,073       9,248
                                               =======      ======       =====

DEPOSITS

     Deposits are the primary source of funds for the Surety. Surety deposits consist principally of core deposits from its local market areas. The following table sets forth the distribution of Surety's deposit accounts at the dates indicated and the weighted average nominal interest rates on each category of deposit:

                                                                                      December 31,
                                            June 30,            --------------------------------------------------------
                                              1997                         1996                           1995
                                    ------------------------    --------------------------      ------------------------
                                             Percent                      Percent                        Percent
                                               of                           of                             of
                                    Amount  deposits    Rate    Amount   deposits     Rate      Amount  deposits    Rate
                                    ------  --------    ----    ------   --------     ----      ------  --------    ----
                                                               (dollars expressed in thousands)
Demand deposits                    $ 4,559     6.85%      --%  $ 4,284       6.66%     -- %    $ 4,679     8.13%     --%
Interest-bearing demand deposits    10,652    16.00     1.01     9,746      15.14     1.02       7,453    12.95    1.17
Savings deposits                    19,608    29.45     3.69    18,925      29.40     3.76      17,545    30.48    4.06
Time deposits of $100,000
   or more                          10,244    15.39     5.48     9,808      15.24     5.48       6,992    12.14    5.68
Other time deposits                 21,521    32.31     5.22    21,606      33.56     5.17      20,901    36.30    5.19
                                   -------   ------            -------     ------              -------   ------
   Total deposits                  $66,584   100.00%    4.09   $64,369     100.00%    4.12     $57,570   100.00%   4.29
                                   =======   ======     ====   =======     ======     ====     =======   ======    ====

      The following table presents the maturity structure of certificates of deposit of $100,000 or more at June 30, 1997 and December 31, 1996 and 1995:

                                            June 30,             December 31,
                                            --------         -------------------
                                              1997           1996           1995
                                              ----           ----           ----
                                               (dollars expressed in thousands)
3 months or less                            $ 6,074          5,787          4,125
Over 3 through 12 months                      3,292          3,138          2,238
Over 12 months                                  878            883            629
                                            -------          -----          -----
   Total                                    $10,244          9,808          6,992
                                            =======          =====          =====

Interest Rate Risk Management

      In financial institutions, the maintenance of a satisfactory level of net interest income is a primary factor in achieving acceptable income levels. However, the maturity and repricing characteristics of the institution's loan and investment portfolios, relative to those within its deposit structure, may differ significantly. Furthermore, the ability of borrowers to repay loans and depositors to withdraw funds prior to stated maturity dates introduces divergent option characteristics which operate primarily as interest rates change. This causes various elements of the institution's balance sheet to react in different manners and at different times relative to changes in interest rates, thereby leading to increases or decreases in net interest income over time. Depending upon the nature and velocity of interest rate movements and their effect on the specific components of the institution's balance sheet, the effects on net interest income can be substantial. Consequently, a fundamental requirement in managing a financial institution is establishing effective control of the exposure of the institution to changes in interest rates.

      Surety manages its interest rate risk by: (1) maintaining an Asset Liability Committee (ALCO) responsible to Surety's Board of Directors to review the overall interest rate risk management activity and approve actions taken to reduce risk; (2) maintaining an effective monitoring mechanism to determine Surety's exposure to changes in interest rates; and (3) coordinating the lending, investing and deposit-generating functions to control the assumption of interest rate risk. The objective of these procedures is to limit the adverse impact which changes in interest rates may have on net interest income.

      The following table presents the projected maturities and periods to repricing of Surety's rate sensitive assets and liabilities as of December 31, 1996, adjusted to account for anticipated prepayments:

                                                          Over three   Over six
                                                Three      through     through   Over one        Over
                                                months      twelve      twelve    through        five
                                               or less      months      months  five years       years       Total
                                               -------      ------      ------  ----------       -----       -----
                                                                 (dollars expressed in thousands)
Interest-earning assets:
   Loans<F1>                                   $32,315       8,722       1,220       7,173       6,565      55,995
   Investment securities                         1,210       2,029       1,000       6,468          56      10,763
                                               -------      ------      ------      ------       -----      ------
    Total interest-earning assets               33,525      10,751       2,220      13,641       6,621      66,758
                                               -------      ------      ------      ------       -----      ------
Interest-bearing liabilities:
   Interest-bearing demand accounts                 --          --          --       9,746          --       9,746
   Money market demand accounts                 10,133       1,047          --         775          --      11,955
   Savings accounts                                 --         167          --       6,803          --       6,970
   Time deposits                                 6,511       9,606      10,959       4,338          --      31,414
   Other borrowed funds                          2,135          --          --          --          --       2,135
                                               -------      ------      ------      ------       -----      ------
   Total interest-bearing liabilities           18,779      10,820      10,959      21,662          --      62,220
                                               -------      ------      ------      ------       -----      ------
Interest-sensitivity gap:
   Periodic                                    $14,746         (69)     (8,739)     (8,021)      6,621       4,538
                                                                                                            ======
   Cumulative                                   14,746      14,677       5,938      (2,083)      4,538
                                               =======      ======      ======      ======       =====
Ratio of interest-sensitive assets
   to interest-sensitive liabilities:
    Periodic                                      1.79         .99         .20         .63          --        1.07
                                                                                                              ====
    Cumulative                                    1.79        1.50        1.15         .97        1.07
                                                  ====        ====        ====         ===        ====

----------------------
<F1> Loans presented net of unearned discount

      Management makes certain assumptions in preparing the table above. These assumptions include: Loans will repay at historic repayment speeds; mortgage-backed securities, included in investment securities, will repay at projected repayment speeds; interest-bearing demand accounts and savings accounts are interest-sensitive at a rate of 25% and 50%, respectively, of the remaining balance for each period presented; and fixed maturity deposits will not be withdrawn prior to maturity.

      Surety's asset-sensitive position on a cumulative basis through the twelve-month time horizon decreased by $3.24 million to $5.93 million, or 8.24% of total assets at December 31, 1996, from $9.17 million, or 14.47% of total assets at December 31, 1995. The decrease is attributable to an increase in the money market demand deposits and time deposits maturing within one year.

      The interest-sensitivity position is one of several measurements of the impact of interest rate changes on net interest income. Its usefulness in assessing the effect of potential changes in net interest income varies with the constant change in the composition of Surety's assets and liabilities.

Capital

      Dividends. Upon declaration by the Board of Directors, all stockholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any bank in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to stockholders during the same three-year period without receiving prior permission of the California State Banking Department. At June 30, 1997 and December 31, 1996, there were no retained earnings free of such restrictions. Surety applied for and received permission to declare and pay its semi-annual preferred stock cash dividend of $29,000. The dividend was paid on July 25, 1997.

      Convertible Preferred Stock - Series A. During 1990, Surety issued 61,050 shares of Convertible Preferred stock - Series A with a redemption value of $20 per share plus any accrued and unpaid dividends.

      Dividends on the preferred stock, which are not cumulative, are to be declared semiannually by the Board of Directors of Surety. Dividends are payable semiannually, on July 31 and January 31 of each year, at an annual rate equal to the average of the six most recent monthly Federal Home Loan Bank Eleventh District Cost of Funds Indices released prior to the dividend declaration date. The annual dividend rates were 4.81% and 4.98% for the six months ended June 30, 1997 and 1996, respectively, and 4.91%, 4.96% and 3.83% for the years ended December 31, 1996, 1995 and 1994, respectively. The preferred stock, which has limited voting rights, is entitled to a liquidation preference of $20.00 per share plus accrued and unpaid dividends and is senior to all other equity securities of Surety with respect to dividends and rights to payment on liquidation. The preferred stock is redeemable at the option of Surety, subject to regulatory approval, at $20.00 per share plus accrued and unpaid dividends. The preferred stock is convertible anytime, at the option of the holders, into the common stock of Surety at a conversion price, subject to adjustment under certain conditions, of $23.51 per share at June 30, 1997 and December 31, 1996, respectively.

      Regulatory Capital. Surety is subject to certain regulatory capital requirements administered by the FDIC. As more fully described in Note 10 to the accompanying consolidated financial statements, failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulatory agencies that, if undertaken, could have a direct material effect on the Bank's financial statements.

      Management believes that Surety met all its capital adequacy requirements as of June, 30, 1997. In addition, the most recent notification from the FDIC, as of December 31, 1996, categorized Surety as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Surety must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios of 10%, 6% and 5%, respectively.

      At June 30, 1997 and December 31, 1996, Surety's capital ratios were as follows:

                                               June 30,          December 31,
                                                 1997               1996
                                                 ----               ----
   Total risk based capital ratio                12.00%            11.14%
   Tier I risk based capital ratio               10.75              9.96
   Leverage ratio                                 6.99              7.00

Liquidity

      The liquidity of Surety is the ability to maintain a cash flow which is adequate to fund operations and meet obligations and other commitments on a timely basis. Surety receives funds for liquidity from customer deposits, loan payments, maturities of loans and investments, sales of investments and earnings. In addition, Surety may avail itself of more volatile sources of funds through the issuance of certificates of deposit in denominations of $100,000 or more, federal funds borrowed, advances from the Federal Home Loan Bank and securities sold under agreements to repurchase. The aggregate funds acquired from these more volatile sources were $10.2 million, $11.9 million and $7.0 million at June 30, 1997, December 31, 1996 and 1995, respectively.

      Management believes the available liquidity and operating results of Surety will be sufficient to provide funds to meet Surety`s operating requirements.

Effects of Inflation

      Financial institutions are less affected by inflation than other types of companies. Financial institutions make relatively few significant asset acquisitions which are directly affected by changing prices. Instead, the assets and liabilities are primarily monetary in nature. Consequently, interest rates are more significant to the performance of financial institutions than the effect of general inflation levels. While a relationship exists between the inflation rate and interest rates, Surety believes this is generally manageable through its asset/liability management program.

Effects of New Accounting Standards

      Surety adopted the provisions of SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS 125) prospectively on January 1, 1997. SFAS 125 established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities.

      The standards established by SFAS 125 are based on consistent applications of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

      The implementation of SFAS 125 did not have a material effect on the consolidated financial position or results of operation of Surety.

      In February 1997, the FASB issued SFAS 128, Earnings Per Share (SFAS
128). SFAS 128 supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share (APB 15) and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock. SFAS 128 was issued to simplify the computation of EPS and to make the U.S. standard more compatible with the EPS standards of other countries and that of the International Accounting Standards Committee. It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.
SFAS 128 also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

      Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under APB 15.

      SFAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. After adoption, all prior-period EPS data presented shall be restated to conform with SFAS 128.

      Surety does not believe the implementation of SFAS 128 will have a material effect on its financial condition or results of operation.

      In February 1997, the FASB issued SFAS 129, Disclosure of Information about Capital Structure (SFAS 129). SFAS 129 establishes standards for disclosing information about an entity's capital structure. It applies to
all entities.   SFAS 129 continues the previous requirements to disclose
certain information about an entity's capital structure found in APB 10, Omnibus Opinion-1966, APB 15 and SFAS 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. SFAS 129 eliminates the exemption of nonpublic entities from certain disclosure requirements of APB 15 as provided by SFAS 21, Suspension of the Reporting of Earnings Per Share and Segment Information by Nonpublic Enterprises. It supersedes specific disclosure requirements of APB 10, APB 15 and SFAS 47 and consolidates them in SFAS 129 for ease of retrieval and for greater visibility to nonpublic entities.

      SFAS 129 is effective for financial statements for periods ending after December 15, 1997. Surety does not believe the implementation of SFAS 129 will have a material effect on its disclosure requirements.

                       PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma combined condensed balance sheet as of June 30, 1997 and unaudited pro forma combined condensed statements of income for the six months ended June 30, 1997 and 1996, and for the year ended December 31, 1996, have been prepared to reflect the effects on the historical results of FBA of the proposed acquisitions of FCB and Surety.
The unaudited pro forma combined condensed balance sheet has been prepared as if the acquisitions occurred on June 30, 1997. The unaudited proforma combined condensed statements of income have been prepared assuming the acquisitions occurred on January 1, 1996. The pro forma financial information set forth below is unaudited and not necessarily indicative of the results that will occur in the future.

                                             Unaudited Pro Forma Combined Balance Sheet

                                                                               June 30, 1997
                                            ---------------------------------------------------------------------------------------
                                                               Pro Forma        Pro Forma             Pro Forma         Pro Forma
                                            FBA        FCB    Adjustments       Combined    Surety   Adjustments       Combined<F1>
                                            ---        ---    -----------       --------    ------   -----------       ------------
                                                              (dollars expressed in thousands, except per share data)
          Assets
          ------
Cash and cash equivalents:
   Cash and due from banks               $ 16,340      8,676        --           25,016       2,267        --           27,283
   Interest bearing deposits                  433         --        --              433          --        --              433
   Federal funds sold                       8,400     11,000        --           19,400         975        --           20,375
                                         --------    -------   -------          -------      ------    ------          -------
      Total cash and cash equivalents      25,173     19,676        --           44,849       3,242        --           48,091
                                         --------    -------   -------          -------      ------    ------          -------
Investment securities - available for
   sale, at fair value                     78,426     41,266        --          119,692      10,763        --          130,455
Loans:
   Commercial and financial                52,928     35,230        --           88,158       5,250        --           93,408
   Real estate construction and
    development                            46,542     21,376        --           67,918       2,966        --           70,884
   Real estate mortgage                    61,110     36,155        --           97,265      40,592        --          137,857
   Consumer and installment                88,275      7,052        --           95,327         730        --           96,057
   Loans held for sale                         --         --        --               --       6,691        --            6,691
                                         --------    -------   -------          -------      ------    ------          -------
      Total loans                         248,855     99,813        --          348,668      56,229        --          404,897
   Unearned discount                       (1,281)      (428)       --           (1,709)       (234)       --           (1,943)
   Allowance for possible loan losses      (6,251)    (4,860)       --          (11,111)       (582)       --          (11,693)
                                         --------    -------   -------          -------      ------    ------          -------
      Net loans                           241,323     94,525        --          335,848      55,413        --          391,261
                                         --------    -------   -------          -------      ------    ------          -------
Bank premises and equipment, net            6,254      1,791                      8,045       2,385       200 <F7>      10,630
Intangibles associated with the
   purchase of subsidiaries                 3,184         --     1,697 <F2>       4,881          --     2,415 <F7>       7,296
Accrued interest receivable                 2,347      1,195        --            3,542         492        --            4,034
Other real estate owned                       374        145        --              519         181        --              700
Deferred tax assets                        15,316        171        --           15,487          --       156 <F7>      15,643
Other assets                                1,195        446        --            1,641         262       210 <F7>       2,113
                                         --------    -------   -------          -------      ------    ------          -------
      Total assets                       $373,592    159,215     1,697          534,504      72,738     2,981          610,223
                                         ========    =======   =======          =======      ======    ======          =======

          Liabilities
          -----------
Deposits:
   Demand:
    Noninterest bearing deposits         $ 56,295     27,055        --           83,350       4,559        --           87,909
    Interest bearing deposits              48,107     15,652        --           63,759      10,652        --           74,411
   Savings                                 69,454     31,678        --          101,132      19,608        --          120,740
   Time deposits:
    Time deposits of $100 or more          29,137     10,593        --           39,370      10,244        --           49,974
    Other time deposits                   109,826     56,647        --          166,473      21,521        --          187,994
                                         --------    -------   -------          -------      ------    ------          -------
      Total deposits                      312,819    141,625        --          454,444      66,584        --          521,028
Note payable to First Banks                14,500         --   (10,000)<F3>       4,500          --     3,548 <F8>       8,048
12% convertible debentures                     --      6,500        --            6,500          --        --            6,500
Other borrowings                            6,097        598        --            6,695          --        --            6,695
Deferred tax liabilities                    1,431         50        --            1,481         235       164 <F7>       1,880
Accrued expenses and other
   liabilities                              4,845      3,488        --            8,333         903       389 <F7>       9,625
                                         --------    -------   -------          -------      ------    ------          -------
      Total liabilities                   339,692    152,261   (10,000)         481,953      67,722     4,101          553,776
                                         --------    -------   -------          -------      ------    ------          -------

   Stockholders' Equity
   --------------------
Convertible preferred stock                    --         --        --               --          61       (61)<F7><F8>      --
Common stock:
   Common stock                               212      1,058      (824)<F2><F3>     446         149      (104)<F7><F8>     491
   Class B common stock                       375         --                        375          --        --              375
Capital surplus                            37,755      5,275    12,792 <F2><F3>  55,822       2,541     1,310 <F7><F8>  59,673
Retained earnings                          (1,078)       570      (220)<F2><F3>    (728)      2,286    (2,286)<F7><F8>    (728)
Treasury stock                             (3,365)        --        --           (3,365)         --        --           (3,365)
Net fair value adjustment for
   securities available for sale                1         51       (51)<F2>           1         (21)       21 <F7>           1
                                         --------    -------   -------          -------      ------    ------          -------
      Total stockholders' equity           33,900      6,954    11,697           52,551       5,018    (1,120)          56,447
                                         --------    -------   -------          -------      ------    ------          -------
      Total liabilities and
         stockholders' equity            $373,592    159,215     1,697          534,504      72,738     2,981          610,223
                                         ========    =======   =======          =======      ======    ======          =======

See notes to pro forma combined condensed financial statements.

                                                 Unaudited Pro Forma Combined Condensed Statement of Income
                                                                For the six months ended June 30, 1997
                                            -----------------------------------------------------------------------------
                                                               Pro Forma     Pro Forma            Pro Forma   Pro Forma
                                            FBA         FCB   Adjustments    Combined     Surety Adjustments Combined<F1>
                                            ---         ---   -----------    --------     ------ ----------- ------------
                                                       (dollars expressed in thousands, except per share data)
Interest income:
   Interest and fees on loans             $10,634      4,700       --         15,334       2,308       --       17,642
   Interest on investment securities        2,593      1,206       --          3,799         341       --        4,140
   Interest on federal funds sold             359        328       --            687          18       --          705
                                          -------      -----     ----         ------       -----     ----       ------
      Total interest income                13,586      6,234       --         19,820       2,667       --       22,487
                                          -------      -----     ----         ------       -----     ----       ------

Interest expense:
   Interest on deposits                     5,472      2,408       --          7,880       1,234       --        9,114
   Note payable and other borrowings          734        454     (403)<F6>       785           3      143 <F9>     931
                                          -------      -----     ----         ------       -----     ----       ------
      Total interest expense                6,206      2,862     (403)         8,665       1,237      143       10,045
                                          -------      -----     ----         ------       -----     ----       ------
      Net interest income                   7,380      3,372      403         11,155       1,430     (143)      12,442
Provision for possible loan losses          1,285         --       --          1,285          65       --        1,350
                                          -------      -----     ----         ------       -----     ----       ------
Net interest income after provision
   for possible loan losses                 6,095      3,372      403          9,870       1,365     (143)      11,092
                                          -------      -----     ----         ------       -----     ----       ------

Noninterest income:
   Service charges on deposit accounts
    and customer service fees                 811        338       --          1,149         141       --        1,290
   Other income                               667         77       --            744         505      (10)<F9>   1,239
                                          -------      -----     ----         ------       -----     ----       ------
      Total noninterest income              1,478        415       --          1,893         646      (10)       2,529
                                          -------      -----     ----         ------       -----     ----       ------

Noninterest expense:
   Salary and employee benefits             2,095      1,024       --          3,119         888       --        4,007
   Occupancy, net of rental income            766        329       --          1,095          52       --        1,147
   Furniture and equipment                    381        175       --            556         143       --          699
   Legal, examination and professional
    fees                                      991        170       --          1,161          61       --        1,222
   Data processing fees                       386        181       --            567          98       --          665
   Losses and expenses on foreclosed
    real estate, net of gains                (256)        37       --           (219)         29       --         (190)
   Other noninterest expense                1,337        931       87 <F6>     2,355         491       80 <F9>   2,926
                                          -------      -----     ----         ------       -----     ----       ------
      Total noninterest expense             5,700      2,847       87          8,634       1,762       80       10,476
                                          -------      -----     ----         ------       -----     ----       ------
Income before provision for income
   tax expense                              1,873        940      316          3,129         249     (233)       3,145
Provision for income tax expense              700        370      161 <F6>     1,231          94      (61)       1,264
                                          -------      -----     ----         ------       -----     ----       ------
      Net income                          $ 1,173        570      155          1,898         155     (172)       1,881
                                          =======      =====     ====         ======       =====     ====       ======

Weighted average common stock and
   common stock equivalents outstanding
   (in thousands)                           3,644         --       --          5,200          --       --        5,515 <F10>
Earnings per common stock and
   common stock equivalents outstanding   $  0.32         --       --           0.37          --       --         0.34 <F10>


See notes to pro forma combined condensed financial statements.

                                                 Unaudited Pro Forma Combined Condensed Statement of Income
                                                                For the six months ended June 30, 1996
                                            -----------------------------------------------------------------------------
                                                               Pro Forma     Pro Forma            Pro Forma   Pro Forma
                                            FBA         FCB   Adjustments    Combined     Surety Adjustments Combined<F1>
                                            ---         ---   -----------    --------     ------ ----------- ------------
                                                       (dollars expressed in thousands, except per share data)
Interest income:
   Interest and fees on loans              $7,629      3,933       --         11,562       2,152       --       13,714
   Interest on investment securities        1,243      1,668       --          2,911         302       --        3,213
   Interest on federal funds sold           1,118        264       --          1,392          25       --        1,407
                                           ------     ------      ---         ------       -----     ----       ------
      Total interest income                 9,990      5,865                  15,855       2,479                18,334
                                           ------     ------      ---         ------       -----     ----       ------

Interest expense:
   Interest on deposits                     4,589      2,429       --          7,018       1,137       --        8,155
   Note payable and other borrowings          337        452       --            789           6      143 <F9>     938
                                           ------     ------      ---         ------       -----     ----       ------
      Total interest expense                4,926      2,881       --          7,807       1,143      143        9,093
                                           ------     ------      ---         ------       -----     ----       ------
      Net interest income                   5,064      2,984       --          8,048       1,336     (143)       9,241
Provision for possible loan losses            350      1,050       --          1,400          90       --        1,490
                                           ------     ------      ---         ------       -----     ----       ------
Net interest income after provision
   for possible loan losses                 4,714      1,934       --          6,648       1,246     (143)       7,751
                                           ------     ------      ---         ------       -----     ----       ------

Noninterest income:
   Service charges on deposit accounts
    and customer service fees                 737        404       --          1,141         113       --        1,254
   Other income                               137         85       --            222         237      (10)<F9>     449
                                           ------     ------      ---         ------       -----     ----       ------
      Total noninterest income                874        489       --          1,363         350      (10)       1,703
                                           ------     ------      ---         ------       -----     ----       ------

Noninterest expense:
   Salary and employee benefits             1,386      1,234       --          2,620         672       --        3,292
   Occupancy, net of rental income            401        485       --            886          72       --          958
   Furniture and equipment                    304        232       --            536          86       --          622
   Legal, examination and professional
    fees                                      561        305       --            866          53       --          919
   Other noninterest expense                1,435      1,892       87 <F6>     3,414         553       80 <F9>   4,047
                                           ------     ------      ---         ------       -----     ----       ------
      Total noninterest expense             4,087      4,148       87          8,322       1,436       80        9,838
                                           ------     ------      ---         ------       -----     ----       ------
Income before provision for income
   tax expense                              1,501     (1,725)     (87)          (311)        160     (233)        (384)
Provision for income tax expense              602       (580)      --             22          64      (61)<F9>      25
                                           ------     ------      ---         ------       -----     ----       ------
      Net income                           $  899     (1,145)     (87)          (333)         96     (172)        (409)
                                           ======     ======      ===         ======       =====     ====       ======

Weighted average common stock and
   common stock equivalents outstanding
   (in thousands)                           3,990         --       --          5,546          --       --        5,859 <F10>
Earnings per common stock and
   common stock equivalents outstanding    $ 0.23         --       --          (0.06)         --       --        (0.07)<F10>

See notes to pro forma combined condensed financial statements.


                                                 Unaudited Pro Forma Combined Condensed Statement of Income
                                                              For the year ended December 31, 1996
                                            -----------------------------------------------------------------------------
                                                               Pro Forma     Pro Forma            Pro Forma   Pro Forma
                                            FBA         FCB   Adjustments    Combined     Surety Adjustments Combined<F1>
                                            ---         ---   -----------    --------     ------ ----------- ------------
                                                       (dollars expressed in thousands, except per share data)
Interest income:
   Interest and fees on loans             $16,494      8,643       --         25,137       4,428       --       29,565
   Interest on investment securities        3,519      2,738       --          6,257         647       --        6,904
   Interest on federal funds sold           1,433        555       --          1,988          56       --        2,044
                                          -------     ------     ----         ------       -----     ----       ------
      Total interest income                21,446     11,936       --         33,382       5,131       --       38,513
                                          -------     ------     ----         ------       -----     ----       ------

Interest expense:
   Interest on deposits                     9,301      4,635       --         13,936       2,359       --       16,295
   Note payable and other borrowings          692        905     (134)<F6>     1,463           8      285 <F9>   1,756
                                          -------     ------     ----         ------       -----     ----       ------
      Total interest expense                9,993      5,540     (134)        15,399       2,367      285       18,051
                                          -------     ------     ----         ------       -----     ----       ------
      Net interest income                  11,453      6,396      134         17,983       2,764       --       20,462
Provision for possible loan losses          1,250      1,155       --          2,405         325     (285)       2,730
                                          -------     ------     ----         ------       -----     ----       ------
Net interest income after provision
   for possible loan losses                10,203      5,241      134         15,578       2,439     (285)      17,732
                                          -------     ------     ----         ------       -----     ----       ------

Noninterest income:
   Service charges on deposit accounts
    and customer service fees               1,507        751       --          2,258         291       --        2,549
   Other income                               341        986       --          1,327         421      (21)<F9>   1,727
                                          -------     ------     ----         ------       -----     ----       ------
      Total noninterest income              1,848      1,737       --          3,585         712      (21)       4,276
                                          -------     ------     ----         ------       -----     ----       ------

Noninterest expense:
   Salary and employee benefits             3,072      2,177       --          5,249       1,474       --        6,723
   Occupancy, net of rental income            951        881       --          1,832         148       --        1,980
   Furniture and equipment                    613        390       --          1,003         188       --        1,191
   Postage printing and supplies              267        477       --            744         125       --          869
   Legal, examination and professional
    fees                                    1,276      1,501       --          2,777          97       --        2,874
   Data processing fees                       334        401       --            735         283       --        1,018
   Communications                             421        202       --            623          77       --          700
   Other noninterest expense                2,546      2,051      175          4,772       1,097      160 <F9>   6,029
                                          -------     ------     ----         ------       -----     ----       ------
      Total noninterest expense             9,480      8,080      175         17,735       3,489      160       21,384
                                          -------     ------     ----         ------       -----     ----       ------
Income before provision for income
   tax expense                              2,571     (1,102)     (41)         1,428        (338)    (466)         624
Provision for income tax expense            1,002       (532)      54 <F6>       524        (135)    (122)         266
                                          -------     ------     ----         ------       -----     ----       ------
      Net income                          $ 1,569       (570)     (95)           904        (203)    (344)         358
                                          =======     ======     ====         ======       =====     ====       ======

Weighted average common stock and
   common stock equivalents outstanding
   (in thousands)                           3,915         --       --          5,471          --       --        5,784 <F10>
Earnings per common stock and
   common stock equivalents outstanding   $  0.40         --       --           0.17          --       --         0.06 <F10>

See notes to pro forma combined condensed financial statements.


           Notes to Pro Forma Combined Condensed Financial Statements

(1) The unaudited pro forma combined condensed balance sheet has been prepared based on the historical financial statements of FBA, FCB and Surety as if the proposed transactions had occurred on June 30, 1997. The unaudited pro forma combined condensed statements of income for the six months ended June 30, 1997 and 1996, and for the year ended December 31, 1996, set forth the results of operations as if the proposed transactions had occurred as of January 1, 1996. Intercompany balances between FBA, FCB and Surety are not material and have not been eliminated.

Merger of FBA / FCB:
--------------------

(2) The application of the purchase method of accounting gives rise to purchase adjustments to reflect the fair value of assets acquired and liabilities assumed. Additions to intangibles associated with the purchase subsidiaries include $1.7 million in goodwill generated by the transaction between FBA and FCB. This amount includes $880,000 which represents the difference between the purchase price of the minority shareholders' interest in the net assets of FCB as of June 30, 1997 of $3.04 million and the estimated market value of that interest. In addition, this amount includes $820,000, which represents the excess cost of the net assets of FCB under the common control of First Banks, the majority shareholder of FBA and FCB. First Banks' interest in FCB is accounted for by FBA at First Banks' historical cost.

(3) Stockholders' equity has been adjusted for the following to reflect the merger of FBA and FCB:
     (a) The assumed issuance of approximately 752,038 shares of FBA Common and the elimination of FCB's $6.95 million in equity, as the FCB shares are exchanged for FBA Common.
     (b) The issuance of 804,000 shares of FBA Common in exchange for a $10.0 million reduction in FBA's note payable to First Banks.
     (c) Adjustments to stockholders' equity also reflect the application of the purchase method of accounting.

(4) In a related transaction, FCB will exchange its Campbell, California office, with approximately $14.8 million in deposits, for an office in Walnut Creek, California, with approximately $15.1 million in deposits, operated by First Bank & Trust, a wholly owned subsidiary of First Banks. The branch exchange will provide for a payment equal to the net difference between the fair market values of the two branch offices, based on the values of the assets and liabilities exchanged by the two parties. This transaction is not reflected in the pro forma combined condensed financial statements as the operating results of the branches are similar and would not have a material impact on the pro forma combined condensed financial statements.

(5) On November 1, 1996, FBA completed its acquisition of Sunrise Bancorp, a California corporation (Sunrise), and its wholly owned subsidiary, Sunrise Bank of California. At the time of the transaction, Sunrise had $110.8 million in total assets, cash and cash equivalents and investment securities of $45.5 million; $61.1 million in loans, net of unearned discount; and $91.1 million in total deposits. The pro forma combined condensed balance sheet at June 30, 1997, and the pro forma combined condensed statement of income for the six months then ended, reflect the assets and liabilities of Sunrise, as well as the results of operations during the period. The results of operations of Sunrise are not included in the pro forma combined condensed statements of income for the six months ended June 30, 1996 and for the year ended December 31, 1996 due to the fact the historical results of operations for these periods are not representative of normal operating results since its acquisition by FBA.

(6) Adjustments to the pro forma combined condensed statements of income include the amortization of goodwill generated by the proposed transaction as discussed in footnote (2), amortized over a fifteen year period using the straight line method.

     During 1997 and 1996, the average prime rate of interest was approximately 8.375% and 8.27%, respectively. The prime rate is used in the unaudited combined condensed pro forma statements of income to calculate the reduction in external financing associated with the exchange of FBA Common for $10.0 million of the note payable to First Banks. The external financing carries an interest rate equal to 25 basis points below the prime rate.

     No adjustments have been made for any operational synergies that may occur as a result of the proposed transaction.

Acquisition of Surety:
----------------------

(7) Adjustments to intangibles associated with the purchase subsidiaries include $2.40 million in goodwill generated by the transaction between FBA and Surety, representing the difference between the purchase price of $7.45 million and the fair value of the net assets acquired. The fair value of net assets acquired reflects increases of $200,000 and $210,000 relating to bank premises and purchased mortgage servicing rights, respectively, offset by the accrual of $389,000 in estimated acquisition costs. The deferred tax effects of these adjustments were recorded using an effective tax rate of 40%.

(8) Adjustments to stockholders' equity to reflect the merger of FBA and Surety include the assumed issuance of approximately 299,836 shares of FBA Common with a value of $3.89 million, and the elimination of $5.02 million in equity as the Surety shares are exchanged for FBA Common and cash. The amount of FBA Common to be issued is based on the assumption that the purchase price at June 30, 1997 would have been $7.45 million, $3.55 million of which has been distributed in cash funded through an advance on FBA's note payable with First Banks.

     Adjustments to stockholders' equity also reflect the application of the purchase method of accounting.

(9) Adjustments to the pro forma combined condensed statements of income include the amortization of goodwill generated by the proposed transaction, amortized over a fifteen year period using the straight line method.

     During 1997 and 1996, the average prime rate of interest was approximately 8.375% and 8.27%, respectively. The prime rate is used in the unaudited combined condensed pro forma statements of income to calculate the amount of interest expense which would have been paid on the external financing required to fund the cash portion of the Surety acquisition. The external financing carries an interest rate equal to 25 basis points below the prime rate.

     No adjustments have been made for any operational synergies that may occur as a result of the proposed transactions.

Earnings Per Share:
-------------------

(10) Pro forma earnings per share for the year ended December 31, 1996 were calculated based upon FBA's weighted average shares outstanding plus 752,038 shares assumed to be issued in the proposed merger of FBA and FCB, 804,000 shares assumed to be issued in exchange for $10.0 million of the note payable to First Banks, 299,836 shares assumed to be issued in the proposed transaction between FBA and Surety, and options to purchase Surety common stock totaling 13,462 which will be exchanged for equivalent options to purchase FBA Common.

     Pro forma earnings per share for the six months ended June 30, 1997 and 1996 were calculated based upon FBA's weighted average shares outstanding plus 752,038 shares assumed to be issued in the proposed merger of FBA and FCB, 804,000 shares assumed to be issued in exchange for $10.0 million of the note payable to First Banks, 299,836 shares assumed to be issued in the proposed transaction between FBA and Surety, and 15,063 and 13,188 shares, respectively, of options to purchase Surety Common Stock which will be exchanged for equivalent options to purchase FBA Common.

                     OTHER MATTERS THAT MAY PROPERLY COME
                          BEFORE THE SPECIAL MEETING

      The Board of Directors of Surety knows of no business that will be presented for consideration at the Special Meeting, other than that stated in the Notice of Special Meeting of Shareholders and this Proxy Statement--Prospectus. Should any other matter properly come before the Special Meeting or any adjournments thereof, it is intended that proxies will be voted on such matters in accordance with the judgment of the person or persons exercising the proxies, acting by a plurality of those present. Although the Special Meeting may be adjourned, proxies voting against the Reorganization Agreement may not be used by the proxy holders to vote in favor of the adjournment pursuant to such proxyholders' discretionary voting authority.

                                LEGAL MATTERS

      The legality of the FBA Common offered hereby will be passed upon for FBA by John S. Daniels, Attorney at Law, Dallas, Texas.

                                   EXPERTS

      The consolidated financial statements of FBA and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, included in FBA's Annual Report on Form 10-K, incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, are incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Surety Bank and subsidiary as of December 31, 1996 and 1995 and for each of the years in the two-year period ended December 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of Perry-Smith & Co., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report dated March 13, 1997                                  F-2

Consolidated Balance Sheet as of December 31, 1996 and 1995 and as of
June 30, 1997                                                                      F-3

Consolidated Statement of Operations for the years ended December 31, 1996
and 1995 and for the six months ended June 30, 1997 and 1996                       F-4

Consolidated Statement of Stockholders' Equity for the years ended December
31, 1996 and 1995 and for the six months ended June 30, 1997                       F-5

Consolidated Statement of Cash Flows for the years ended December 31, 1996
and 1995 and for the six months ended June 30, 1997 and 1996                       F-6

Notes to Consolidated Financial Statements                                         F-7


                          INDEPENDENT AUDITOR'S REPORT



                               Perry-Smith & Co.
                          Certified Public Accountants


The Stockholders and
  Board of Directors
Surety Bank and Subsidiary


      We have audited the accompanying consolidated balance sheet of Surety Bank and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Surety Bank and subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.




                                          /s/Perry-Smith & Co.
                                          ----------------------------
                                          Certified Public Accountants


Sacramento, California
March 13, 1997

                                           SURETY BANK AND SUBSIDIARIES

                                            CONSOLIDATED BALANCE SHEET

                                                                    June 30,                  December 31,
ASSETS                                                                1997               1996              1995
                                                                   -----------        ----------        ----------
                                                                   (unaudited)
Cash and due from banks                                            $ 2,266,670         2,320,960         3,617,995
Federal funds sold                                                     975,000                --           500,000
Available-for-sale investment securities (Note 2)                   10,762,560        11,037,600         9,274,100
Loans held for sale                                                  6,691,421         4,463,060                --
Loans, less allowance for loan losses of $582,121
      at June 30, 1997, $585,765 in 1996
      and $434,653 in 1995 (Note 3)                                 48,722,340        50,931,790        46,843,242
Bank premises and equipment, net (Note 4)                            2,384,872         1,466,170         1,444,829
Note receivable (Notes 5 and 16)                                            --           895,000           852,503
Accrued interest receivable and other assets                           935,016           941,191           874,732
                                                                   -----------        ----------        ----------
            Total assets                                           $72,737,879        72,055,771        63,407,401
                                                                   ===========        ==========        ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY

Deposits:
      Non-interest bearing                                         $ 4,559,049         4,284,334         4,679,640
      Interest bearing (Note 6)                                     62,025,010        60,084,630        52,890,562
                                                                   -----------        ----------        ----------

            Total deposits                                          66,584,059        64,368,964        57,570,202
                                                                   -----------        ----------        ----------

Other borrowed funds (Note 7)                                               --         2,135,000                --
Accrued interest payable and other liabilities (Note 8)              1,137,456           661,517           644,711
                                                                   -----------        ----------        ----------
            Total liabilities                                       67,721,515        67,165,481        58,214,913
                                                                   -----------        ----------        ----------

Commitments and contingencies (Note 9)

Stockholders' equity (Notes 2 and 10):
      Convertible preferred stock - Series A, $1 par value, $20
         per share redemption value; authorized - 2,000,000
         shares, issued and outstanding - 61,050 shares                 61,050            61,050            61,050
      Common stock, $1 par value; authorized - 2,000,000
         shares; issued and outstanding - 148,560 shares               148,560           148,560           148,560
      Additional paid-in capital                                     2,541,550         2,541,550         2,541,550
      Retained earnings                                              2,286,486         2,160,783         2,424,630
      Unrealized (loss) gain on available-for-sale investment
         securities, net of taxes                                      (21,282)          (21,653)           16,698
                                                                   -----------        ----------        ----------

            Total stockholders' equity                               5,016,364         4,890,290         5,192,488
                                                                   -----------        ----------        ----------

            Total liabilities and stockholders' equity             $72,737,879        72,055,771        63,407,401
                                                                   ===========        ==========        ==========


The accompanying notes are an integral part of these financial statements.

                                              SURETY BANK AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENT OF OPERATIONS
                                                              Six months ended
                                                                  June 30,                     Years ended December 31,
                                                           1997               1996              1996              1995
                                                        ----------         ---------         ---------         ---------
                                                                 (unaudited)
Interest income:
   Interest and fees on loans                           $2,308,066         2,152,191         4,427,675         4,139,521
   Interest on investment securities and
      Federal funds sold                                   358,452           326,645           703,539           543,556
                                                        ----------         ---------         ---------         ---------

         Total interest income                           2,666,518         2,478,836         5,131,214         4,683,077
                                                        ----------         ---------         ---------         ---------

Interest expense:
   Interest on deposits (Note 6)                         1,233,628         1,136,500         2,359,139         2,219,923
   Interest on other borrowed funds (Note 7)                 3,359             6,136             8,535            37,047
                                                        ----------         ---------         ---------         ---------

         Total interest expense                          1,236,987         1,142,636         2,367,674         2,256,970
                                                        ----------         ---------         ---------         ---------

         Net interest income                             1,429,531         1,336,200         2,763,540         2,426,107

Provision for loan losses (Note 3)                          65,000            90,000           325,000           130,234
                                                        ----------         ---------         ---------         ---------

         Net interest income after provision
            for loan losses                              1,364,531         1,246,200         2,438,540         2,295,873
                                                        ----------         ---------         ---------         ---------

Noninterest income:
   Service charges                                         140,826           113,138           291,237           257,830
   Gain on sale of loans                                   318,379            32,338           112,393            90,297
   Loan servicing income                                    55,799            56,912           133,243           130,932
   Loss on sale of investment securities (Note 2)               --                --                --           (49,344)
   Other income                                            130,989           148,012           174,785            93,802
                                                        ----------         ---------         ---------         ---------

         Total noninterest income                          645,993           350,400           711,658           523,517
                                                        ----------         ---------         ---------         ---------

Other expenses:
   Salaries and employee benefits (Notes 3 and 12)         887,614           671,518         1,473,969         1,301,066
   Occupancy and furniture and equipment                   194,929           158,000           336,012           292,072
   One-time SAIF assessment (Note 15)                           --                --           350,624                --
   Other expense (Note 11)                                 678,651           606,634         1,328,466         1,172,109
                                                        ----------         ---------         ---------         ---------

         Total other expenses                            1,761,194         1,436,152         3,489,071         2,765,247
                                                        ----------         ---------         ---------         ---------

         Income (loss) before income taxes                 249,330           160,448          (338,873)           54,143

Income tax expense (benefit) (Note 8)                       94,500            64,000          (135,000)           18,000
                                                        ----------         ---------         ---------         ---------

         Net income (loss)                              $  154,830            96,448          (203,873)           36,143
                                                        ==========         =========         =========         =========

Earnings (loss) per share of common stock
   and common stock equivalents (net of
   preferred stock dividends)                           $     1.01               .63             (1.78)             (.16)
                                                        ==========         =========         =========         =========

Weighted average number of shares
   outstanding                                             153,697           152,684           148,560           148,356
                                                        ==========         =========         =========         =========

The accompanying notes are an integral part of these financial statements.

                                               SURETY BANK AND SUBSIDIARIES

                                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                  For the two years ended December 31, 1996 and 1995 and
                                              six months ended June 30, 1997

                                                                                                        Unrealized
                                                                                                        (Loss) Gain
                                           Convertible                                                 on Available-
                                         Preferred Stock       Common Stock     Additional               For-Sale
                                         ---------------       ------------       Paid-In    Retained   Investment
                                        Shares     Amount    Shares    Amount     Capital    Earnings   Securities    Total
------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                61,050    $61,050   139,070   $139,070   2,396,146   2,576,435   (16,212)   5,156,489

Stock options exercised (Note 10)           --         --     2,450      2,450      25,724          --        --       28,174

Common stock dividend - 5%                  --         --     7,040      7,040     119,680    (127,368)       --         (648)

Preferred stock cash dividend-
   $.9923 per share                         --         --        --         --          --     (60,580)       --      (60,580)

Net change in unrealized (loss) gain
   on available-for-sale investment
   securities, net of taxes (Note 2)        --         --        --         --          --          --    32,910       32,910

Net income                                  --         --        --         --          --      36,143        --       36,143

------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995              61,050     61,050   148,560    148,560   2,541,550   2,424,630    16,698    5,192,488

Preferred stock cash dividend -
   $.9816 per share                         --         --        --         --          --     (59,974)       --      (59,974)

Net change in unrealized gain (loss)
   on available-for-sale investment
   securities, net of taxes (Note 2)        --         --        --         --          --          --   (38,351)     (38,351)

Net loss                                    --         --        --         --          --    (203,873)       --     (203,873)

------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996              61,050     61,050   148,560    148,560   2,541,550   2,160,783   (21,653)   4,890,290

Preferred stock cash dividend -
   $.4771 per share (unaudited)             --         --        --         --          --     (29,127)       --      (29,127)

Net change in unrealized (loss) gain
   on available-for-sale investment
   securities, net of taxes (unaudited)     --         --        --         --          --          --       371          371

Net income (unaudited)                      --         --        --         --          --     154,830        --      154,830
------------------------------------------------------------------------------------------------------------------------------

Balance June 30, 1997 (unaudited)       61,050    $61,050   148,560   $148,560   2,541,550   2,286,486   (21,282)   5,016,364
==============================================================================================================================

The accompanying notes are an integral part of these financial statements.


                                                 SURETY BANK AND SUBSIDIARIES

                                             CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                              Six months ended              Years ended
                                                                                   June 30,                 December 31,
                                                                             1997          1996          1996          1995
                                                                         -----------    ----------    ----------    ----------
                                                                                 (unaudited)
Cash flows from operating activities:
   Net income (loss)                                                     $   154,830        96,448      (203,873)       36,143
   Adjustments to reconcile net income  (loss) to net cash
      (used in) provided by operating activities:
         Provision for loan losses                                            65,000        90,000       325,000       130,234
         Deferred loan origination fees and costs, net                       (28,854)      (72,907)     (134,825)      (58,924)
         Depreciation and amortization                                        67,287        74,578       190,175       129,832
         Accretion of discount on note receivable                                 --            --       (42,497)       (6,137)
         Loss on sale of investment securities and other real estate              --            --            --        68,048
         Provision for other real estate losses                               17,212            --        53,000            --
         Increase in loans held for sale                                  (2,228,361)           --    (4,463,060)           --
         Dividends on Federal Home Loan Bank stock                           (13,700)      (11,200)      (24,500)      (20,400)
         Loss on disposition of leasehold improvements and equipment              --            --            --        30,919
         (Increase) decrease in accrued interest receivable and
            other assets                                                    (169,318)     (243,208)      168,991       (76,220)
         Increase (decrease) in accrued interest payable and
            other liabilities                                                473,203      (171,941)      166,713       (24,889)
         Deferred taxes                                                           --            --      (120,000)      (15,000)
                                                                         -----------    ----------    ----------    ----------
            Net cash (used in) provided by operating activities           (1,662,701)     (238,230)   (4,084,876)      193,606
                                                                         -----------    ----------    ----------    ----------

Cash flows from investing activities:
   Proceeds from calls and maturities of available-for-sale
      investment securities                                                1,750,633     3,200,000     5,878,806     2,000,000
   Proceeds from sales of available-for-sale investment securities                --            --            --     2,299,353
   Purchases of available-for-sale investment securities                  (1,474,815)   (4,998,906)   (7,979,564)   (8,900,000)
   Proceeds from principal repayments of available-for-sale
      investment securities                                                   56,731       222,661       311,736        46,680
   Proceeds from principal repayments of held-to-maturity
      investment securities                                                       --            --            --       345,313
   Net decrease (increase) in loans                                        2,036,504    (3,291,778)   (4,667,749)    2,822,497
   Increase in note receivable                                                    --            --            --      (846,366)
   Purchases of equipment                                                    (87,609)     (116,823)     (200,980)     (194,894)
   Proceeds from sale of equipment                                                --            --        13,385         2,800
   Proceeds from sale of other real estate, net                              251,000        60,000        60,000       166,719
            Net cash provided by (used in) investing activities            2,532,443    (4,924,846)   (6,584,366)   (2,257,898)
                                                                         -----------    ----------    ----------    ----------

Cash flows from financing activities:
   Net increase in demand, interest bearing and
      savings deposits                                                     1,863,245       844,532     3,278,162     2,472,929
   Net increase in time deposits                                             351,850     1,931,274     3,520,600     1,146,902
   Net (decrease) increase in other borrowed funds                        (2,135,000)      650,000     2,135,000      (700,000)
   Proceeds from exercised stock options                                          --            --            --        28,174
   Payments of cash dividends                                                (29,127)      (30,588)      (61,555)      (60,580)
                                                                         -----------    ----------    ----------    ----------
            Net cash provided by financing activities                         50,968     3,395,218     8,872,207     2,887,425
                                                                         -----------    ----------    ----------    ----------
            Increase (decrease) in cash and cash equivalents                 920,710    (1,767,859)   (1,797,035)      823,133

Cash and cash equivalents at beginning of period                           2,320,960     4,117,995     4,117,995     3,294,862
                                                                         -----------    ----------    ----------    ----------

Cash and cash equivalents at end of period                               $ 3,241,670     2,350,136     2,320,960     4,117,995
                                                                         ===========    ==========    ==========    ==========

Supplemental disclosure of cash flow information:
   Cash paid during the period for:
      Interest expense                                                   $ 1,236,218     1,138,445     2,237,371     2,218,063
      Income taxes                                                       $    50,000         7,750        15,500       189,500
Non-cash investing activities:
   Real estate acquired through foreclosure                              $   136,800        83,235       541,650            --
   Net change in unrealized gain (loss) on available-for-sale
      investment securities                                              $     3,107      (180,809)      (60,991)       50,231
Other non-cash transactions:
   Agreement of building in satisfaction of note receivable -
      dissolution of exchange agreement                                  $   895,000            --            --            --

The accompanying notes are an integral part of these financial statements.

                          SURETY BANK AND SUBSIDIARIES

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

      Surety Bank (formerly Surety Federal Savings Bank) is a state-chartered commercial bank subject to supervision by the State Banking Department. The Bank's Board of Directors approved a resolution to convert from a federally-chartered savings bank in May 1993 and the conversion was consummated on November 1, 1994.

      The accounting and reporting policies of Surety Bank and its subsidiary conform with generally accepted accounting principles and prevailing practices within the banking industry.

      Certain reclassifications have been made to prior year's balances to conform to classifications used in 1996.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Bank and its wholly owned subsidiary, Pacific Northwest Financial Corporation of California ("PNFC"). PNFC operated a check cashing service whose assets were sold on December 31, 1996 and acts as a trustee for the Bank's loans. All material intercompany balances and transactions have been eliminated in consolidation.

Investment Securities

      Investments are classified into the following categories:
      * Available-for-sale-securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as a separate component of stockholders' equity.
      * Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

      Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. However, the Financial Accounting Standards Board issued a Special Report on November 15, 1995 allowing a one-time reassessment of the appropriateness of the classifications of all securities held at that time. As a result, securities were transferred during 1995 from the held-to-maturity category without calling into question management's intent to hold other securities in that category to maturity. In addition, any transfers between categories are accounted for at fair value.

      Gains or losses on the sale of securities are computed using the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other than temporary are recognized in earnings for all investments.

Loans Held for Sale

      Loans held for sale consist of mortgage and Small Business Administration (SBA) guaranteed loans and are carried at the lower of cost or market value. Loans held for sale subsequently transferred to the loan portfolio are transferred at the lower of cost or market value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. Unrealized losses on loans held for sale are included in other expenses. Realized gains or losses are determined on the specific identification method and are reflected in noninterest income or expense.

Sales and Servicing of SBA Loans

      The guaranteed portion of certain SBA loans are sold to third parties with the Bank retaining the unguaranteed portions. The Bank generally receives a premium in excess of the adjusted carrying value of the loan at the time of sale. The Bank may be required to refund a portion of this premium if the borrower defaults or repays the loan within ninety days of the settlement date. However, there were no sales of loans subject to these recourse provisions at December 31, 1996 or 1995. In addition, the Bank receives a fee to service the loan represented by the difference between the rate paid by the borrower to the Bank and the rate paid by the Bank to the purchaser. Any excess of this fee over the normal cost of servicing the loan is recorded as additional gain (excess servicing fees).

      The Bank's investment in SBA loans is allocated between the retained portion of the loan, the excess servicing fee, and the sold portion of the loan based on their relative fair values on the date the loan is sold. The gain on the sold portion of the loan is recognized as income at the time of sale. The carrying value of the retained portion of the loan is discounted based on the estimated value of a comparable non-guaranteed loan. On the balance sheet, the excess servicing fee is included in accrued interest receivable and other assets and is amortized over the estimated life of the related loan. Significant future prepayments of these loans will result in the recognition of additional amortization of related excess servicing fees.

Loans

      Loans are stated at principal balances outstanding, except for loans transferred from loans held for sale which are carried at the lower of principal balance or market value at the date of transfer, adjusted for accretion of discounts. Interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

      An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement.

      Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Loans Serviced for Others

      Loans with unpaid balances of approximately $29,627,000 and $31,449,000 were being serviced for others at December 31, 1996 and 1995, respectively.

Allowance for Loan Losses

      The allowance for loan losses is maintained to provide for losses related to impaired loans and other losses that can be expected to occur in the normal course of business. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan portfolio, specifically identified problem loans, potential losses inherent in the portfolio taken as a whole and economic conditions in the Bank's service area. These estimates are particularly susceptible to changes in the economic environment and market conditions. The allowance is established through a provision for loan losses which is charged to expense.

Other Real Estate

      Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the Bank's recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property is charged against the allowance for loan losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses.

Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. On the balance sheet, other real estate is included in accrued interest receivable and other assets.

Bank Premises and Equipment

      Bank premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the useful lives of the related assets. The useful life of bank premises is estimated to be thirty years. The useful lives of improvements to bank premises, furniture, fixtures and equipment are estimated to be two to twenty years. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Income Taxes

      Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities. On the balance sheet, net deferred tax liabilities are included in accrued interest payable and other liabilities.

Cash Equivalents

      For the purpose of the statement of cash flows, the Bank considers cash and due from banks and Federal funds sold to be cash equivalents. Generally, Federal funds are sold for one day periods.

Earnings Per Share

      Earnings per common and common equivalent share is based upon the weighted average number of common and common equivalent shares outstanding during the year after giving effect to the reduction of earnings by the dividends declared on the Series A Convertible Preferred Stock. Primary and fully diluted earnings per share are the same for the years ended December 31, 1996 and 1995.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Financial Accounting Standards

      In June 1996, the Financial Accounting Standards Board issued SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Under the provisions of SFAS 125, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. In addition, this Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. However, implementation of certain aspects of this Statement was subsequently delayed for one year with the issuance of SFAS 127 in December 1996. Management does not believe that the adoption of SFAS 125 will have a significant impact on its financial position and results of operations when implemented.

      In October 1995, the Financial Accounting Standards Board issued SFAS 123, Accounting for Stock-Based Compensation, which is effective for transactions entered into after December 15, 1995. This Statement establishes a fair value based method of accounting for stock-based compensation and encourages, but does not require, companies to record compensation cost. However, if compensation cost is material to the financial statements and not recorded, pro-forma net income and earnings per share must be disclosed as if the fair value method had been applied. The Bank has chosen to continue to account for stock-based compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Bank's stock at the date of the grant over the exercise price. Compensation cost related to options granted during 1996 and 1995 was determined by management to be immaterial for disclosure purposes.

2.    INVESTMENT SECURITIES

      There were no investment securities categorized as held-to-maturity at December 31, 1996 and 1995. The amortized cost and estimated market value of available-for-sale investment securities at December 31, 1996 and 1995 consisted of the following:

------------------------------------------------------------------------------------------------------------------------
                                                                                       1996
------------------------------------------------------------------------------------------------------------------------
                                                                              Gross             Gross          Estimated
                                                        Amortized          Unrealized         Unrealized         Market
                                                           Cost               Gains             Losses           Value
------------------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                               $   996,145             5,855                --         1,002,000
U.S. Government agencies                                 9,192,713             5,113           (52,826)        9,145,000
U.S. Government guaranteed mortgage-
   related securities                                      439,495             6,505                --           446,000
Federal Home Loan Bank stock                               444,600                --                --           444,600
------------------------------------------------------------------------------------------------------------------------
                                                       $11,072,953            17,473           (52,826)       11,037,600
========================================================================================================================

      Net unrealized losses on available-for-sale investment securities totaling $35,353 were recorded, net of $13,700 in tax benefits, as a separate component of stockholders' equity at December 31, 1996. There were no sales of available-for-sale investment securities for the year ended December 31, 1996.

------------------------------------------------------------------------------------------------------------------------
                                                                                       1995
------------------------------------------------------------------------------------------------------------------------
                                                                              Gross             Gross          Estimated
                                                        Amortized          Unrealized         Unrealized         Market
                                                           Cost               Gains             Losses           Value
------------------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                                $  499,406             3,594                --           503,000
U.S. Government agencies                                 7,400,000             4,500            (1,500)        7,403,000
U.S. Government guaranteed mortgage-
   related securities                                      928,956            19,044                --           948,000
Federal Home Loan Bank stock                               420,100                --                --           420,100
------------------------------------------------------------------------------------------------------------------------
                                                        $9,248,462            27,138            (1,500)        9,274,100
========================================================================================================================

      Net unrealized gains on available-for-sale investment securities totaling $25,638 were recorded, net of $8,940 in tax liabilities, as a separate component of stockholders' equity at December 31, 1995. Proceeds and gross realized losses from the sale of available-for-sale investment securities for the year ended December 31, 1995 totaled $2,299,353 and $49,344, respectively.

      On November 15, 1995, certain securities were transferred from the held-to-maturity category to the available-for-sale category in accordance with the provisions of the Special Report issued by the Financial Accounting Standards Board (Note 1). The market value and amortized cost of the transferred securities on the date of the transfer were $3,292,000 and $3,323,034, respectively. Accordingly, a net unrealized loss of $31,034 was recorded, net of $10,800 in tax benefits, as a separate component of stockholders' equity. There were no sales or other transfers of held-to-maturity investment securities during the years ended December 31, 1996 and 1995.

      The amortized cost and estimated market value of investment securities at December 31, 1996 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

------------------------------------------------------------------------------------------------------------
                                                                                                  Estimated
                                                                          Amortized                 Market
                                                                             Cost                    Value
------------------------------------------------------------------------------------------------------------
Within one year                                                          $ 2,495,408               2,495,000
After one year through 5 years                                             7,693,450               7,652,000
------------------------------------------------------------------------------------------------------------
                                                                         $10,188,858              10,147,000
------------------------------------------------------------------------------------------------------------
Investment securities not due at a single maturity date:
   U.S. Government guaranteed mortgage-related
      securities                                                             439,495                 446,000
   Federal Home Loan Bank stock                                              444,600                 444,600
------------------------------------------------------------------------------------------------------------
                                                                             884,095                 890,600
------------------------------------------------------------------------------------------------------------
                                                                         $11,072,953              11,037,600
============================================================================================================

      Investment securities with amortized costs totaling $1,496,145 and $999,406 and market values totaling $1,500,000 and $1,003,000 were pledged to secure public deposits at December 31, 1996 and 1995, respectively.

3.    LOANS

      Outstanding loans are summarized as follows:

------------------------------------------------------------------------------------------------------------
                                                                                      December 31,
------------------------------------------------------------------------------------------------------------
                                                                             1996                    1995
------------------------------------------------------------------------------------------------------------
Commercial                                                               $ 4,156,325               1,825,652
Real estate-mortgage                                                      41,778,215              40,515,120
Real estate-construction                                                   4,285,665               3,968,273
Consumer                                                                     771,409                 923,687
Other                                                                        695,241                 349,288
------------------------------------------------------------------------------------------------------------
                                                                          51,686,855              47,582,020
Deferred loan fees                                                          (169,300)               (304,125)
Allowance for loan losses                                                   (585,765)               (434,653)
------------------------------------------------------------------------------------------------------------
                                                                         $50,931,790              46,843,242
============================================================================================================

      Changes in the allowance for loan losses were as follows:

------------------------------------------------------------------------------------------------------------
                                                                                 Year ended December 31,
------------------------------------------------------------------------------------------------------------
                                                                              1996                    1995
------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                 $ 434,653                 321,223
Provision charged to operations                                              325,000                 130,234
Losses charged to allowance                                                 (192,867)                (22,849)
Loan loss recoveries                                                          18,979                   6,045
------------------------------------------------------------------------------------------------------------
Balance, end of year                                                       $ 585,765                 434,653
============================================================================================================

      The Bank had no impaired loans during the years ended December 31, 1996 and 1995.

      At December 31, 1996 and 1995, nonaccrual loans totaled $760,909 and $684,478, respectively. Interest foregone on these loans totaled $69,233 and $31,692 for the years ended December 31, 1996 and 1995, respectively.

      Salaries and employee benefits totaling $195,370 and $46,325 have been deferred as loan origination costs for the years ended December 31, 1996 and 1995, respectively.

4.    BANK PREMISES AND EQUIPMENT

      Bank premises and equipment consisted of the following:

------------------------------------------------------------------------------------------------------------
                                                                                      December 31,
------------------------------------------------------------------------------------------------------------
                                                                             1996                    1995
------------------------------------------------------------------------------------------------------------
Land                                                                     $   400,000                 400,000
Bank premises                                                              1,247,801               1,240,920
Furniture, fixtures and equipment                                            969,235                 795,251
------------------------------------------------------------------------------------------------------------
                                                                           2,617,036               2,436,171
Less accumulated depreciation                                             (1,150,866)               (991,342)
------------------------------------------------------------------------------------------------------------
                                                                         $ 1,466,170               1,444,829
============================================================================================================

      Depreciation and amortization included in occupancy expense totaled $166,254 and $127,753 for the years ended December 31, 1996 and 1995, respectively.

5.    NOTES RECEIVABLE

      On November 22, 1995, the Bank entered into an exchange agreement with Exchange Holding Corporation (Exchange)in order to facilitate the sale of a building in Vallejo currently owned by the Bank. Exchange purchased another building to be used as the Bank's Fairfield branch facility. The Bank intends to execute a tax deferred exchange as soon as a buyer for the Vallejo building is located, which will result in the Bank's ownership of the Fairfield facility. The Bank financed the purchase of the Fairfield facility by Exchange through a discounted note receivable in the amount of $858,640, collateralized by the building, bearing an imputed interest rate of 5.27%. Interest income of $42,497 and $6,137 for the years ended December 31, 1996 and 1995, respectively, is included in other income. Under the terms of the agreement, Exchange has the option to transfer ownership of the Fairfield facility to the Bank if the transaction is not completed within a specified period, and, accordingly, the note receivable would be canceled or extended. The exchange agreement was subsequently rescinded on January 1, 1997 as discussed in Note 17.

6.    INTEREST-BEARING DEPOSITS

      Interest bearing deposits consisted of the following:

                                                                                      December 31,
------------------------------------------------------------------------------------------------------------
                                                                             1996                    1995
------------------------------------------------------------------------------------------------------------
Savings                                                                  $ 6,970,166               6,754,240
Money market                                                              11,955,272              10,790,502
NOW accounts                                                               9,745,667               7,452,895
Time, $100,000 or more                                                     9,807,649               6,991,841
Other time                                                                21,605,876              20,901,084
------------------------------------------------------------------------------------------------------------
                                                                         $60,084,630              52,890,562
============================================================================================================

      Interest expense recognized on interest-bearing deposits consisted of the following:

------------------------------------------------------------------------------------------------------------
                                                                                  Year ended December 31,
------------------------------------------------------------------------------------------------------------
                                                                              1996                    1995
------------------------------------------------------------------------------------------------------------
Savings                                                                   $  193,657                 183,653
Money market                                                                 510,303                 534,248
NOW accounts                                                                  90,330                  84,909
Time, $100,000 or more                                                       462,115                 317,719
Other time                                                                 1,102,734               1,099,394
------------------------------------------------------------------------------------------------------------
                                                                          $2,359,139               2,219,923
============================================================================================================

7.    SHORT-TERM BORROWING ARRANGEMENT

      At December 31, 1996, the Bank had pledged approximately $11,600,000 in mortgage loans to the Federal Home Loan Bank of San Francisco to maintain a readily available borrowing capacity of approximately $9,300,000. The Bank borrows from the Federal Home Loan Bank on an as-needed basis. At December 31, 1996, the Bank had borrowed $2,135,000, bearing an interest rate of 8.33%. There were no borrowings outstanding at December 31, 1995.

8.    INCOME TAXES

      The provision for income taxes for the years ended December 31, 1996 and 1995 consisted of the following:

------------------------------------------------------------------------------------------------------------
1996                                                Federal                   State                  Total
============================================================================================================
Current                                           $ (16,000)                  1,000                 (15,000)
Deferred                                            (98,000)                (22,000)               (120,000)
------------------------------------------------------------------------------------------------------------
      Income tax benefit                          $(114,000)                (21,000)               (135,000)
============================================================================================================
1995
------------------------------------------------------------------------------------------------------------
Current                                           $  23,000                  10,000                  33,000
Deferred                                             (8,000)                 (7,000)                (15,000)
------------------------------------------------------------------------------------------------------------
      Income tax expense                          $  15,000                   3,000                  18,000
============================================================================================================

      Deferred tax assets (liabilities) are comprised of the following at December 31, 1996 and 1995:

------------------------------------------------------------------------------------------------------------
                                                                              1996                    1995
------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses                                               $ 251,000                 195,000
   Loans held for sale                                                        23,000                      --
   Premium on sale of SBA loans                                               38,000                  23,000
   State net operating loss carryforward                                       5,000                      --
   Allowance for losses on other real estate                                  21,000                      --
   Future benefit of state income tax deduction                                   --                   4,000
   Unrealized loss on available-for-sale
      investment securities                                                   14,000                      --
   Other                                                                       2,000                  19,000
------------------------------------------------------------------------------------------------------------
         Total deferred tax assets                                           354,000                 241,000
------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Loan fee income                                                          (160,000)               (159,000)
   Bank premises and equipment                                              (140,000)               (137,000)
   Tax bad debt reserves                                                     (72,000)                (96,000)
   Federal Home Loan Bank stock dividends                                    (88,000)                (79,000)
   Unrealized gain on available-for-sale
      investment securities                                                       --                  (9,000)
   Other                                                                          --                 (15,000)
------------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                     (460,000)               (495,000)
------------------------------------------------------------------------------------------------------------
         Net deferred tax liabilities                                      $(106,000)               (254,000)
============================================================================================================

      At December 31, 1996, the Bank had net operating losses (NOLS) totaling $50,100 for State income tax reporting purposes. The NOLS are available to offset future taxable income through the year 2001. Federal NOLS generated in 1996 totaling $37,900 were carried back to offset taxable income in previous years.

      The (benefit) provision for income taxes differs from amounts computed by applying the statutory Federal income tax rates to operating (loss) income before income taxes. The significant items comprising these differences for the years ended December 31, 1996 and 1995 consisted of the following:

------------------------------------------------------------------------------------------------------------------
                                                               1996                                 1995
------------------------------------------------------------------------------------------------------------------
                                                      Amount             Rate            Amount              Rate
------------------------------------------------------------------------------------------------------------------
Federal income tax (benefit)
   expense, at statutory rate                      $(115,217)           (34.0)%          18,409              34.0%
Benefit of graduated tax rates                            --               --            (9,828)            (18.3)
State franchise tax (benefit)
   expense, net of Federal tax effect                (25,080)            (7.4)            4,347               8.1
Interest on obligations of states
   and political subdivisions                         (7,702)            (2.3)           (9,088)            (16.9)
Other                                                 12,999              3.9            14,160              26.9
------------------------------------------------------------------------------------------------------------------
      Total income tax
         (benefit) expense                         $(135,000)           (39.8)%          18,000              33.8%
==================================================================================================================

9.    COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk

      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

      The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and letters of credit as it does for loans included on the balance sheet.

      The following financial instruments represent off-balance-sheet credit risk:

------------------------------------------------------------------------------------------------------------
                                                                                      December 31,
------------------------------------------------------------------------------------------------------------
                                                                             1996                     1995
------------------------------------------------------------------------------------------------------------
Commitments to extend credit                                              $5,615,600               2,747,100
Letters of credit                                                         $       --                 150,000

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include bank deposits, accounts receivable, inventory, equipment and deeds of trust on real estate and income-producing commercial properties.

      Letters of credit are conditional commitments issued by the Bank to guarantee the performance or financial obligation of a customer to a third party. The Bank's outstanding commitments are for twelve months or less.
The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

      At December 31, 1996, real estate secured loan commitments represent approximately 96% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 75%. The majority of real estate secured commitments have variable interest rates. Commercial loan commitments represent approximately 2% of total commitments and are generally unsecured and have variable interest rates. Unsecured consumer lines of credit represent the remaining 2% of total commitments.

Significant Concentrations of Credit Risk

      The Bank grants real estate mortgage, real estate construction, commercial and consumer loans to customers throughout Solano and Napa counties.

      Although the Bank has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. However, personal and business income represent the primary source of repayment for a majority of these loans.

Federal Reserve Requirements

      Banks are required to maintain reserves with the Federal Reserve Bank equal to a percentage of their reservable deposits. The reserve balances held with the Federal Reserve Bank totaled $249,000 and $172,000 at December 31, 1996 and 1995, respectively.

Contingencies

      The Bank is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Bank.

10.   STOCKHOLDERS' EQUITY

Dividends

      Upon declaration by the Board of Directors, all stockholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any bank in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to stockholders during the same three-year period. At December 31, 1996, there were no retained earnings free of such restrictions.

Convertible Preferred Stock - Series A

      During 1990, the Bank issued 61,050 shares of Convertible Preferred Stock - Series A with a redemption value of $20 per share plus any accrued and unpaid dividends.

      Dividends on the preferred stock, which are not cumulative, are to be declared semiannually by the Board of Directors of the Bank. Dividends are payable semiannually, on July 31 and January 31 of each year, at an annual rate equal to the average of the six most recent monthly Federal Home Loan Bank Eleventh District Cost of Funds Indices released prior to the dividend declaration date. The preferred stock, which has limited voting rights, is entitled to a liquidation preference of $20 per share plus accrued and unpaid dividends and is senior to all other equity securities of the Bank with respect to dividends and rights to payment on liquidation. The preferred stock is redeemable at the option of the Bank, subject to regulatory approval, at $20 per share plus accrued and unpaid dividends. The preferred stock is convertible anytime, at the option of the holders, into the common stock of the Bank at a conversion price, subject to adjustment under certain conditions, of $23.51 per share.

Regulatory Capital

      The Bank is subject to certain regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC). Failure to meet these minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.
Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Each of these components is defined in the regulations. Management believes that the Bank meets all its capital adequacy requirements as of December 31, 1996.

      In addition, the most recent notification from the FDIC as of December 31, 1996 categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

------------------------------------------------------------------------------------------------------------------
                                                               1996                                1995
------------------------------------------------------------------------------------------------------------------
                                                    Amount               Ratio          Amount               Ratio
------------------------------------------------------------------------------------------------------------------
Leverage Ratio

Surety Bank & Subsidiary                          $4,912,000              7.0%         5,176,000              8.3%
Minimum requirement for
"Well-Capitalized" institution                     3,516,000              5.0          3,135,000              5.0
Minimum regulatory requirement                     2,813,000              4.0          2,508,000              4.0

Tier I Risk-Based Capital Ratio

Surety Bank & Subsidiary                           4,912,000              9.9          5,176,000             12.6
Minimum requirement for
"Well-Capitalized" institution                     2,965,000              6.0          2,464,000              6.0
Minimum regulatory requirement                     1,977,000              4.0          1,643,000              4.0

Total Risk-Based Capital Ratio

Surety Bank and Subsidiary                         5,498,000             11.1          5,611,000             13.7
Minimum requirement for
"Well Capitalized" institution                     4,942,000             10.0          4,107,000             10.0
Minimum regulatory requirement                     3,954,000              8.0          3,285,000              8.0

Stock Option Plans

      In 1995 and 1985, the Board of Directors adopted, and the stockholders ratified, Stock Option Plans for which 40,444 shares of common stock are reserved for issuance to employees and directors under incentive and nonqualified agreements.

      The plans require that the price of all options may not be less than the greater of $10 or the fair market value of the stock at the date the option is granted, and that the stock must be paid for in full at the time the option is exercised. All options expire on a date determined by the Board of Directors, but not later than 10 years from the date of grant. Options vest ratably over a five year period. Shares granted under all plans are considered to be common stock equivalents for purposes of calculating earnings per share.

      The 1985 plans terminated in 1995 and no additional options will be granted. However, the vesting schedule and ability to exercise options currently granted were not affected.

      A summary of the combined activity within the plans follows:

-------------------------------------------------------------------------------------------------------------------
                                                               1996                               1995
-------------------------------------------------------------------------------------------------------------------
                                                                       Weighted                            Weighted
                                                                        Average                             Average
                                                                       Exercise                            Exercise
                                                      Shares             Price            Shares             Price
-------------------------------------------------------------------------------------------------------------------
1985 Stock Option Plans
Options outstanding, beginning of year                 2,152            $17.10            13,106            $16.70
Options resulting from
   stock dividend                                         --                --               440             19.03
Options exercised                                         --                --            (2,450)            11.50
Options canceled                                        (315)            17.10            (8,944)            19.61
                                                       -----                              ------
Options outstanding, end of year                       1,837             17.10             2,152             17.10
                                                       =====                              ======
Options exercisable, end of year                       1,837             17.10             2,152             17.10
                                                       =====                              ======

-------------------------------------------------------------------------------------------------------------------
                                                               1996                               1995
-------------------------------------------------------------------------------------------------------------------
                                                                       Weighted                            Weighted
                                                                        Average                             Average
                                                                       Exercise                            Exercise
                                                      Shares             Price            Shares             Price
-------------------------------------------------------------------------------------------------------------------
1995 Tandem Stock Option Plans
Options outstanding, beginning of year                 5,250            $17.10                --                --
   Options granted                                     1,500             17.10             5,000            $18.00
   Options resulting from stock dividend                  --                --               250             17.10
   Options canceled                                     (600)            17.10                --                --
                                                       -----                              ------
Options outstanding, end of year                       6,150             17.10             5,250             17.10
                                                       =====                              ======
Options exercisable, end of year                       1,050             17.10                --
                                                       =====                              ======

      A summary of options outstanding at December 31, 1996 follows:

----------------------------------------------------------------------------------------------------------------------
                                                                       Number of         Weighted           Number of
                                                                        Options          Average             Options
                                                                      Outstanding       Remaining          Exercisable
                                                                      December 31,     Contractual        December 31,
                                                                          1996             Life               1996
----------------------------------------------------------------------------------------------------------------------
Range of Exercise Prices

1985 Stock Option Plans
      $17.10                                                             1,837           3 years             1,837
                                                                         =====                               =====

1995 Tandem Stock Option Plans
      $17.10                                                             6,150           4 years             1,050
                                                                         =====                               =====

11.   OTHER EXPENSES

      Other expenses consisted of the following:

------------------------------------------------------------------------------------------------------------
                                                                                 Year ended December 31,
------------------------------------------------------------------------------------------------------------
                                                                              1996                    1995
------------------------------------------------------------------------------------------------------------
Advertising and promotional expenses                                      $   73,668                  78,611
Telephone and postage                                                        113,332                 100,282
Data processing charges                                                      282,768                 239,409
Directors' fees and expenses                                                  76,014                 102,607
Regulatory assessments                                                       110,217                 128,044
Professional fees                                                             97,230                 103,267
Stationary and supplies                                                       88,477                 120,944
Loan expense                                                                  59,905                  17,829
Other operating expenses                                                     426,855                 281,116
------------------------------------------------------------------------------------------------------------
                                                                          $1,328,466               1,172,109
============================================================================================================

12.   401(k) PLAN

      The Bank maintains the Surety Bank 401(k) Plan for employees who have attained the age of twenty that have completed one year of continuous service. Contributions to the plan are made at the discretion of the Bank's Board of Directors. The Bank contributed $15,000 and $11,700 to the plan for the years ended December 31, 1996 and 1995, respectively.

13.   RELATED PARTY TRANSACTIONS

      During the normal course of business, the Bank enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Bank with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 1996:

------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                                                                            $ 59,493
   Disbursements                                                                                     522,949
   Amounts repaid                                                                                    (65,410)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                                                           517,032
============================================================================================================
Undisbursed commitments to related parties, December 31, 1996                                       $101,000
============================================================================================================

14.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Bank's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

      Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

      The following methods and assumptions were used by the Bank to estimate the fair value of its financial instruments at December 31, 1996 and 1995:

      Cash and cash equivalents and other borrowed funds: For cash and cash equivalents and other borrowed funds, the carrying amount is estimated to be fair value.

      Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

      Loans and loans held for sale: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. Fair values of loans held for sale are estimated using quoted market prices for similar loans. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

      Note receivable: The fair value of the note receivable is equal to its carrying value as the note was discounted using an interest rate currently offered for borrowings with similar terms to a borrower of similar credit quality.

      Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analyses using interest rates offered at each reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

      Commitments to extend credit and letters of credit: Commitments to extend credit are primarily for variable rate loans. For these commitments, there is no difference between the committed amounts and their fair values. Commitments to fund fixed rate loans and letters of credit are at rates which approximate fair value at each reporting date.

      The estimated fair values of the Bank's financial instruments are as follows:

------------------------------------------------------------------------------------------------------------------------
                                                               December 31, 1996                   December 31, 1995
------------------------------------------------------------------------------------------------------------------------
                                                         Carrying             Fair           Carrying             Fair
                                                          Amount             Value            Amount             Value
------------------------------------------------------------------------------------------------------------------------
Financial assets:
   Cash and due from banks                             $ 2,320,960         2,320,960         3,617,995         3,617,995
   Federal funds sold                                           --                --           500,000           500,000
   Investment securities                                11,037,600        11,037,600         9,274,100         9,274,100
   Loans                                                50,931,790        50,894,000        46,843,242        46,857,000
   Loans held for sale                                   4,463,060         4,527,000                --                --
   Note receivable                                         895,000           895,000           852,503           852,503
   Accrued interest receivable                             488,475           488,475           399,251           399,251
------------------------------------------------------------------------------------------------------------------------
                                                       $70,136,885        70,163,035        61,487,091        61,500,849
========================================================================================================================
Financial liabilities:
   Deposits                                            $64,368,964        64,385,000        57,570,202        57,664,000
   Other borrowed funds                                  2,135,000         2,135,000                --                --
   Accrued interest payable                                147,757           147,757            17,454            17,454
------------------------------------------------------------------------------------------------------------------------
                                                       $66,651,721        66,667,757        57,587,656        57,681,454
========================================================================================================================
Off-balance-sheet financial instruments:
   Commitments to extend credit                        $ 5,615,600         5,615,600         2,747,100         2,747,100
   Standby letters of credit                                    --                --           150,000           150,000
------------------------------------------------------------------------------------------------------------------------
                                                       $ 5,615,600         5,615,600         2,897,100         2,897,100
========================================================================================================================

15.   ONE-TIME SAVINGS ASSOCIATION INSURANCE FUND (SAIF)
      ASSESSMENT

      The Deposit Insurance Funds Act of 1996 (Funds Act) was enacted on September 30, 1996 and required the Federal Deposit Insurance Corporation
(FDIC) to impose a one-time special assessment on SAIF assessable deposits to capitalize the SAIF at its target Designated Reserve Ratio of 1.25% of insured deposits effective October 1, 1996. The Bank's assessment totaled $350,624, based on a rate of $0.657 per $100 of SAIF assessable deposits held by the Bank as of March 31, 1995.

      With the SAIF capitalized at the targeted ratio by the special assessment, the Funds Act also requires the FDIC to set future assessment rates so as to maintain this ratio which will result in lower SAIF rates effective January 1, 1997.

16.   SUBSEQUENT EVENT

      On January 1, 1997, the Bank rescinded their exchange agreement with Exchange Holding Corporation (Exchange) discussed in Note 5. Exchange transferred ownership of the Fairfield facility to the Bank to satisfy their obligation recorded as a note receivable on the Bank's balance sheet.

17.   BASIS OF PRESENTATION-INTERIM CONSOLIDATED FINANCIAL
      STATEMENTS (UNAUDITED)

      The unaudited interim consolidated financial statements include the accounts of Surety and its subsidiary after elimination of material intercompany transactions. This unaudited data, in the opinion of Surety, includes all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature.

                              APPENDIX A-1

                  AGREEMENT AND PLAN OF REORGANIZATION





                            BY AND BETWEEN




                      FIRST BANKS AMERICA, INC.,
                        A DELAWARE CORPORATION,



                                 AND



                            SURETY BANK,
                 A CALIFORNIA BANKING ASSOCIATION








                          JULY 28, 1997

                        TABLE OF CONTENTS


ARTICLE I - TERMS OF THE MERGER & CLOSING; EXCHANGE OF SHARES

     Section 1.01.  The Merger . . . . . . . . . . . . . . . .  1
     Section 1.02.  Effect of the Merger . . . . . . . . . . .  1
     Section 1.03.  Conversion of Shares . . . . . . . . . . .  1
     Section 1.04.  The Closing. . . . . . . . . . . . . . . .  8
     Section 1.05.  Closing Date . . . . . . . . . . . . . . .  8
     Section 1.06.  Actions At Closing . . . . . . . . . . . .  8
     Section 1.07.  Exchange Procedures; Surrender of
                    Certificates . . . . . . . . . . . . . . .  9

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF SURETY

     Section 2.01.  Organization and Capital Stock . . . . . . 10
     Section 2.02.  Authorization; No Defaults . . . . . . . . 11
     Section 2.03.  Surety Subsidiaries. . . . . . . . . . . . 11
     Section 2.04.  Financial Information. . . . . . . . . . . 12
     Section 2.05.  Absence of Changes . . . . . . . . . . . . 12
     Section 2.06.  Regulatory Enforcement Matters . . . . . . 12
     Section 2.07.  Tax Matters. . . . . . . . . . . . . . . . 13
     Section 2.08.  Litigation . . . . . . . . . . . . . . . . 13
     Section 2.09.  Properties, Contracts, Employee Benefit
                    Plans and Other Agreements . . . . . . . . 13
     Section 2.10.  Reports. . . . . . . . . . . . . . . . . . 14
     Section 2.11.  Investment Portfolio . . . . . . . . . . . 15
     Section 2.12.  Loan Portfolio . . . . . . . . . . . . . . 15
     Section 2.13.  Employee Matters and ERISA . . . . . . . . 15
     Section 2.14.  Title to Properties; Insurance . . . . . . 17
     Section 2.15.  Environmental Matters. . . . . . . . . . . 17
     Section 2.16.  Compliance with Law. . . . . . . . . . . . 18
     Section 2.17.  Brokerage. . . . . . . . . . . . . . . . . 18
     Section 2.18.  No Undisclosed Liabilities . . . . . . . . 18
     Section 2.19.  Statements True and Correct. . . . . . . . 18
     Section 2.20.  Commitments and Contracts. . . . . . . . . 19
     Section 2.21.  Material Interest of Certain Persons . . . 19
     Section 2.22.  Conduct to Date. . . . . . . . . . . . . . 19
     Section 2.23.  Tax Status of Merger; Regulatory Status. . 20

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF FBA

     Section 3.01.  Organization and Capital Stock . . . . . . 20
     Section 3.02.  Authorization; No Defaults . . . . . . . . 21
     Section 3.03.  Subsidiaries . . . . . . . . . . . . . . . 21
     Section 3.04.  Financial Information. . . . . . . . . . . 22
     Section 3.05.  Absence of Changes . . . . . . . . . . . . 22
     Section 3.06.  Compliance with Law. . . . . . . . . . . . 23
     Section 3.07.  Brokerage. . . . . . . . . . . . . . . . . 23
     Section 3.08.  No Undisclosed Liabilities . . . . . . . . 23
     Section 3.09.  Statements True and Correct. . . . . . . . 23
     Section 3.10.  Material Interest of Certain Persons . . . 23
     Section 3.11.  Litigation . . . . . . . . . . . . . . . . 24
     Section 3.12.  Tax Matters. . . . . . . . . . . . . . . . 24
     Section 3.13.  Status of FBA Common Stock to be Issued
                    in Merger. . . . . . . . . . . . . . . . . 24
     Section 3.14.  Tax Status of Merger; Regulatory
                    Matters. . . . . . . . . . . . . . . . . . 24

ARTICLE IV - AGREEMENTS OF SURETY

     Section 4.01.  Business in Ordinary Course. . . . . . . . 24
     Section 4.02.  Breaches . . . . . . . . . . . . . . . . . 27
     Section 4.03.  Submission to Shareholders . . . . . . . . 27
     Section 4.04.  Consummation of Agreement. . . . . . . . . 27
     Section 4.05.  Environmental Reports. . . . . . . . . . . 28
     Section 4.06.  Access to Information. . . . . . . . . . . 28
     Section 4.07.  Consents to Contracts and Leases . . . . . 28
     Section 4.08.  Subsequent Financial Statements. . . . . . 29
     Section 4.09.  Merger Agreement . . . . . . . . . . . . . 29

ARTICLE V - AGREEMENTS OF FBA

     Section 5.01.  Regulatory Approvals; Organization of
                    AcquisitionCo. . . . . . . . . . . . . . . 29
     Section 5.02.  Breaches . . . . . . . . . . . . . . . . . 29
     Section 5.03.  Consummation of Agreement. . . . . . . . . 29
     Section 5.04.  Indemnification. . . . . . . . . . . . . . 30
     Section 5.05.  Employee Benefits. . . . . . . . . . . . . 30
     Section 5.06.  Access to Information. . . . . . . . . . . 31
     Section 5.07.  Registration Statement, Prospectus and
                    Proxy Statement; Listing Application . . . 31
     Section 5.08.  Merger Agreement . . . . . . . . . . . . . 31
     Section 5.09.  Appointment of New Director of FBA and
                    AcquisitonCo . . . . . . . . . . . . . . . 31
     Section 5.10.  Notice Obligation. . . . . . . . . . . . . 32
     Section 5.11.  Subsequent Financial Statements. . . . . . 32
     Section 5.12.  Intentional Breach; Violation of Law . . . 32

ARTICLE VI - CONDITIONS PRECEDENT TO THE MERGER

     Section 6.01.  Conditions to the Obligations of FBA . . . 32
     Section 6.02.  Conditions to the Obligations of Surety. . 33

ARTICLE VII - TERMINATION; DAMAGES

     Section 7.01.  Mutual Agreement . . . . . . . . . . . . . 35
     Section 7.02.  Breach of Agreements . . . . . . . . . . . 35
     Section 7.03.  Failure of Conditions. . . . . . . . . . . 35
     Section 7.04.  Denial of Regulatory Approval. . . . . . . 35
     Section 7.05.  Environmental Reports. . . . . . . . . . . 35
     Section 7.06.  Regulatory Enforcement Matters . . . . . . 36
     Section 7.07.  Unilateral Termination . . . . . . . . . . 36
     Section 7.08.  Termination Related to Changes in Stock
                    Price. . . . . . . . . . . . . . . . . . . 36
     Section 7.09.  Damages and Limitation of Damages. . . . . 36

ARTICLE VIII - GENERAL PROVISIONS

     Section 8.01.  Confidential Information . . . . . . . . . 37
     Section 8.02.  Publicity. . . . . . . . . . . . . . . . . 37
     Section 8.03.  Return of Documents. . . . . . . . . . . . 37
     Section 8.04.  Notices. . . . . . . . . . . . . . . . . . 37
     Section 8.05.  Nonsurvival of Representations,
                    Warranties and Agreements. . . . . . . . . 38
     Section 8.06.  Costs and Expenses . . . . . . . . . . . . 38
     Section 8.07.  Entire Agreement . . . . . . . . . . . . . 38
     Section 8.08.  Headings and Captions. . . . . . . . . . . 38
     Section 8.09.  Waiver, Amendment or Modification. . . . . 39
     Section 8.10.  Rules of Construction. . . . . . . . . . . 39
     Section 8.11.  Counterparts . . . . . . . . . . . . . . . 39
     Section 8.12.  Successors and Assigns . . . . . . . . . . 39
     Section 8.13.  Governing Law. . . . . . . . . . . . . . . 39

              AGREEMENT AND PLAN OF REORGANIZATION

     This Agreement and Plan of Reorganization, dated as of July 28, 1997, is by and between First Banks America, Inc., a bank holding company organized as a Delaware corporation ("FBA"), and Surety Bank, a California banking association ("Surety"). This Agreement and Plan of Reorganization is hereinafter referred to as the "Agreement."

     In consideration of the mutual representations, warranties, agreements and covenants contained herein, FBA and Surety hereby agree as follows:


                          ARTICLE I

           TERMS OF THE MERGER & CLOSING; EXCHANGE
                          OF SHARES

     Section 1.01. The Merger. Pursuant to the terms and provisions of this Agreement and the Agreement and Plan of Merger between Surety and AcquisitionCo, Inc., an interim bank to be organized as a wholly-owned subsidiary of FBA ("AcquisitionCo") attached hereto as Exhibit "A" (the "Merger Agreement"), Surety shall merge with and into AcquisitionCo pursuant to the provisions of the California Financial Code and the California General Corporation Law (collectively referred to herein as the "Corporate Law"). The parties contemplate that as soon as practicable after the Effective Time, FBA will transfer the outstanding capital stock of AcquisitionCo to FBA's wholly-owned subsidiary, Sundowner Corporation ("Sundowner"), and that Sundowner's wholly-owned subsidiary, Sunrise Bank of California will merge with and into AcquisitionCo.

     Section 1.02. Effect of the Merger. The Merger shall have all of the effects provided in Section 1107 of the California General Corporation Law, Section 4888 of the California Financial Code, this Agreement and the Merger Agreement, and the separate corporate existence of Surety shall cease on consummation of the Merger and be combined in AcquisitionCo. The Articles of Association and Bylaws of the resulting bank shall be those of AcquisitionCo immediately prior to the Effective Time, and the directors and officers of the resulting bank at the Effective Time shall be the persons serving as directors and officers of AcquisitionCo immediately prior to the Effective Time.

     Section 1.03.  Conversion of Shares.

     (a) At the Effective Time (as defined in Section 1.05), each share of common stock, $1.00 par value, of Surety ("Surety Common") and each share of convertible preferred stock, $1.00 par value, of Surety ("Surety Preferred") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the appropriate proportionate part of the merger consideration determined pursuant to subsection (c), subject to the remaining provisions of this Section 1.03.

     (b)(1) No fractional shares of common stock of FBA, $.15 par value ("FBA Common Stock"), shall be issued as a result of the Merger, but any holder of shares of Surety Common Stock or Surety Preferred Stock (collectively, "Surety Capital Stock") who otherwise would be entitled to receive a fractional share of FBA Common Stock shall be paid cash in lieu thereof as provided in
Section 1.07(d).

     (2) Each share of Surety Capital Stock held in the treasury of Surety or by any direct or indirect subsidiary of Surety immediately prior to the Effective Time shall be cancelled and shall not be taken into account in determining the allocation of any of the merger consideration and shall not be part of the Total Surety Common (as defined herein).

     (3) Each share of Surety Preferred which is outstanding immediately prior to the Closing shall be deemed, subject to the completion of the Closing, to be converted in accordance with the terms of the Surety Preferred into the appropriate number of shares of Surety Common, and all shares of Surety Common, including those deemed issued upon conversion of the Surety Preferred (the "Total Surety Common"), shall be converted into the appropriate consideration in accordance with the remaining provisions of this
Section 1.03.

     (c)(1) The consideration to be exchanged for the Total Surety Common shall consist of shares of FBA Common Stock and cash. The proportions of the consideration consisting of FBA Common Stock and cash shall be determined so that (i) FBA Common Stock will be issued in exchange for shares of Surety Common which constitute approximately fifty-one percent (51%) of the Total Surety Common (the total number of shares of FBA Common Stock to be issued in accordance with such percentage being referred to herein as the "Stock Conversion Number"); and (ii) cash will be exchanged for approximately forty-nine percent (49%) of the Total Surety Common. The number of shares of FBA Common Stock to be issued and the amount of cash to be paid shall be determined as follows, subject to the procedures for allocation of the consideration set forth in subsection (e):

     (A) the number of shares of FBA Common Stock issued in exchange for each share of Surety Common which is converted into FBA Common Stock (the "FBA Stock Amount") shall equal the quotient of $38.12 divided by the FBA Exchange Price (as defined below); provided, however, that (I) if the FBA Stock Amount as so determined would exceed that which would result (the "Maximum Stock Amount") if the FBA Exchange Price were fifteen percent (15%) less than the closing price of one share of FBA Common Stock on the New York Stock Exchange Composite Transactions Reporting System (the "NYSE Composite List") on the date preceding the date of this Agreement (the "Base Price"), then the FBA Stock Amount shall be fixed at the Maximum Stock Amount; and (II) if the FBA Stock Amount as so determined would be less than that which would result (the "Minimum Stock Amount") if the FBA Exchange Price were fifteen percent (15%) more than the Base FBA Price, then the FBA Stock Amount shall be fixed at the Minimum Stock Amount; and

     (B) cash shall be paid for the remaining outstanding shares of Surety Common at the rate of $36.12 per share of Surety
     Common.

     (2) For the purposes of this Section 1.03, the term "FBA Exchange Price" means the numerical average of the reported closing prices of one share of FBA Common Stock on the NYSE Composite List during a period of twenty (20) trading days ending on the Friday preceding the date of the Shareholders' Meeting as set forth in the Proxy Statement (as such terms are defined in Section 5.07) (or, if there is no closing price reported for that day, the last preceding day on which such a closing price is reported), rounded to the nearest cent. The ratio of the FBA Stock Amount to one share of Surety Common is referred to herein as the "Common Exchange Ratio."

     (d) Subject to the remaining provisions of this Section 1.03, each record holder of shares of Surety Capital Stock will have the right to specify such holder's election to have his shares converted into FBA Common Stock or cash, or to specify that such holder has no preference, in accordance with the following procedures:

          (i) As soon as practicable following the approval of the Merger by the shareholders of Surety, a form of Election Statement will be mailed to the holders of record of Surety Capital Stock pursuant to Section 1.07 hereof. Surety may also provide forms of the Election Statement to all persons who become holders of record of Surety Capital Stock during the period between the record date and the Election Deadline (as defined in subsection (iv) below) and make such forms available at its executive offices.

          (ii) Any record holder of Surety Capital Stock may specify, in an Election Statement meeting the requirements of this Section that, as to all shares of Surety Capital Stock covered by such Election Statement:

                (A)  all shares shall be converted
                to FBA Common ("Stock Election
                Shares");

                (B)  all shares shall be converted
                to cash ("Cash Election Shares"); or


                (C)  a designated portion of such
                shares shall be converted to cash as
                Cash Election Shares and a portion
                of such shares shall be converted to
                FBA Common as Stock Election Shares;
                or

                (D)  the shareholder has no
                preference and accordingly makes no
                election.

          (iii) Any record holder of Surety Capital Stock who is holding such shares for a beneficial owner, or as a nominee for one or more beneficial owners, may submit an Election Statement on behalf of any such beneficial owners. Any beneficial owner of Surety Capital Stock on whose behalf a record owner has submitted an Election Statement in accordance with this Section will be considered a separate holder of Surety Capital Stock for purposes of this Agreement.

          (iv) An Election Statement will be effective only if a properly completed and signed copy thereof, accompanied by stock certificates for the shares of Surety Capital Stock to which such Election Statement relates, shall have been actually received by the Exchange Agent no later than fifteen
     (15) days following the date on which the Election Statement is mailed to the holders of Surety Capital Stock (the "Election Deadline"). An Election Statement which meets the requirements of this provision is hereinafter referred to as an "Effective Election Statement."

          (v) Any record holder of Surety Capital Stock who has submitted an Effective Election Statement may at any time until the Election Deadline amend such Election Statement if the Exchange Agent actually receives, not later than the Election Deadline, a later-dated, properly completed and signed, amended Effective Election Statement.

          (vi) FBA and Surety will have the right jointly to make rules and adopt procedures (not inconsistent with the terms of this Agreement) governing the form, terms and contents of Election Statements, the validity and effectiveness of Election Statements and the manner and extent to which they are to be taken into account in making the determinations contemplated by subsection (e), the issuance and delivery of certificates evidencing FBA Common Stock and cash into which shares of Surety Capital Stock are converted in the Merger and the payment for fractional interests.

          (e)(1)  The Exchange Agent shall effectuate the
     allocation of the consideration to be issued pursuant to the Merger on a date subsequent to the Election Deadline but no more than five (5) business days thereafter (the "Allocation
     Date").

          (2) Any shares of Surety Capital Stock with respect to which the holder shall not have submitted to the Exchange Agent an Effective Election Statement on or before the Election Deadline, and any shares with respect to which the holder has submitted an Election Statement indicating that the holder does not make any election, shall be deemed to be "No Election Shares."

          (3) Any shares of Surety Common Stock with respect to which the holder has, as of the Allocation Date, submitted a demand for the appraisal of such shares pursuant to applicable provisions of the California Corporations Code and not thereafter waived or released such demand shall be deemed to be Cash Election Shares. FBA shall have reasonable discretion to determine whether a holder has submitted an effective demand for appraisal hereunder.

          (4) If the number of Stock Election Shares is less than fifty-one percent (51%) of the Total Surety Common, then:

          (i) all Stock Election Shares shall be converted into the right to receive the appropriate number of shares of FBA Common Stock;

          (ii) a number of No Election Shares shall be converted into the right to receive shares of FBA Common Stock so that the total number of shares of FBA Common Stock to be issued shall equal the Stock Conversion Number. Provided that there are a sufficient number of Stock Election Shares and No Election Shares to satisfy the requirements of the preceding sentence, the Exchange Agent shall have complete discretion in determining which No Election Shares are so converted, and any No Election Shares which are not so converted shall be exchanged for cash; and

          (iii) if the number of Stock Election Shares and No Election Shares is not sufficient so that the number of shares of FBA Common Stock will equal the Stock Conversion Number, then all of the No Election Shares shall be converted into the right to receive the appropriate number of shares of FBA Common Stock, and the Exchange Agent shall then select from the Cash Election Shares, by either a random selection process in which the shares are divided into units of 500 shares or a pro rata process, a sufficient number of shares ("Stock Designated Shares") so that the total number of shares of FBA Common Stock issued in the Merger will equal the Stock Conversion Number; provided, however, that in no event shall any Dissenting
          Shares be selected as Stock Designated Shares; and provided further, that shareholders of Surety who
          (A) were the record holders of fewer than 200 shares of Surety Common on the day preceding the date on which this Agreement is first announced and (B) elect to receive cash consideration shall receive cash consideration for such shares. The determination of whether the process for selecting Stock Designated Shares or for selecting Cash Designated Shares pursuant to paragraph (5) hereof shall be made jointly by Surety and FBA.

          (5) If the number of Stock Election Shares is greater than fifty-one percent (51%) of the Total Surety Common, then:

          (i) all Cash Election Shares except those which are Dissenting Shares shall be converted into the right to receive the appropriate cash consideration;

          (ii) a number of No Election Shares shall be converted into the right to receive cash consideration so that the total number of shares of FBA Common Stock to be issued in exchange for the remaining No Election Shares and all of the Stock Election Shares shall equal the Stock Conversion Number. Provided that there are a sufficient number of Cash Election Shares and No Election Shares to satisfy the requirements of the preceding sentence, the Exchange Agent shall have complete discretion in determining which No Election Shares are so converted, and any No Election Shares which are not so converted shall be converted into the right to receive the appropriate number of shares of FBA Common Stock; and

          (iii) if the number of Cash Election Shares and No Election Shares is not sufficient so that the number of shares of Surety Common to be exchanged for cash will equal approximately forty-nine percent (49%) of the Total Surety Common, then all of the No Election Shares shall be converted into the right to receive cash consideration, and the Exchange Agent shall then select from the Stock Election Shares, by either a random selection process in which the shares are divided into units of 500 shares or a pro rata process, a sufficient number of shares ("Cash Designated Shares") so that the total number of shares of FBA Common Stock to be issued in the Merger will equal the Stock Conversion Number; provided, however, that shareholders of Surety who (A) were the record holders of fewer than 200 shares of Surety Common on the day preceding the date on which this Agreement is first announced and (B) elect to receive stock consideration shall receive the appropriate number of shares of FBA Common Stock for such shares.

          (6)  Notwithstanding the provisions of paragraphs (4) and
     (5), if the number of Stock Election Shares exceeds the Stock Conversion Number, then FBA, with Surety's written consent, may (but shall have no obligation to) instruct the Exchange Agent to allow additional Stock Election Shares, up to but not exceeding sixty-five percent (65%) of the Total Surety Common, to be converted into the right to receive shares of FBA Common Stock, in which event all of the remaining shares shall be converted into the right to receive cash consideration. If the number of Stock Election Shares exceeds sixty-five percent (65%) of the Total Surety Common and FBA elects to so instruct the Exchange Agent, the Exchange Agent shall utilize the procedures set forth in paragraph (5) hereof to determine the manner in which shares of Surety Capital Stock are converted.

     (f) The calculations set forth in this Section 1.03 shall be subject to appropriate adjustment in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of FBA Common Stock shall have been increased, decreased, changed into or exchanged for a different number through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of FBA.

     (g) The stock transfer books of Surety shall be closed and no share transfers will be permitted after the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all of the shares of Surety Capital Stock shall cease to be outstanding and be cancelled. Upon the surrender of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Surety Capital Stock (the "Certificate"), each holder thereof shall cease to have any rights with respect to such shares, except the right of the holder to receive the appropriate merger consideration determined in accordance with this Section 1.03.

     (h) If holders of Surety Common are entitled to require appraisal of their shares under applicable Corporate Law, issued and outstanding shares of Surety Common held by a dissenting holder who has perfected the right to obtain an appraisal of his shares shall not be converted as described in this Section 1.03, but from and after the Effective Time shall represent only the right to receive such consideration as may be determined to be due pursuant to applicable Corporate Law; provided, however, that each share of Surety Common outstanding immediately prior to the Effective Time and held by a dissenting holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal shall thereafter have only such rights as are provided under applicable Corporate Law.

     (i)(1) At the Effective Time, each option granted by Surety to purchase shares of Surety Common (each a "Surety Option") outstanding immediately prior to the Effective Time shall cease to represent the right to acquire shares of Surety Common and shall be converted automatically into an option to purchase shares of FBA Common Stock in an amount and at an exercise price which reflects the relative values attributed to Surety Common and FBA Common Stock in the Common Exchange Ratio. The number of shares of FBA Common Stock subject to a new option shall be that which results in the ratio thereof to the number of shares of Surety Common subject to the corresponding Surety Option being equal to the Common Exchange Ratio, and the exercise price of the new option shall be that which results in the ratio of the exercise price of the corresponding Surety Option to the exercise price of the new option being equal to the Common Exchange Ratio. The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") shall be effected in a manner consistent with Section 424(a) of the Code and, to the extent it is not so consistent, Section 424(a) shall override any provision to the contrary contained herein. The duration and other terms of the new option shall be the same as those of the corresponding Surety Option.

     (2) Promptly after the Effective Time, FBA and each holder of an option subject to such conversion shall enter into an option agreement setting forth the terms of the new option into which the corresponding Surety Option has been converted.

     Section 1.04.  The Closing.  The closing of the Merger (the
"Closing") shall take place at the location mutually agreeable to the parties hereto at

10:00 a.m. local time on the Closing Date described in Section 1.05 of this Agreement.

     Section 1.05. Closing Date. At FBA's election, the Closing shall take place on either (i) the business day which is three (3) business days following the satisfaction or waiver of the last of the conditions in Sections 6.01 and 6.02 to be satisfied or waived,
(ii) one of the last five (5) business days of the month, or (iii) the first business day of the month following the month, or (iv) the first business day of the first month of the next calendar quarter following the month, in the case of clauses (ii) through
(iv), during which each of the conditions in Sections 6.01 and 6.02 is satisfied or waived by the appropriate party; provided, however, that if the Closing shall not have occurred on or before November 15, 1997 then the Closing may be delayed at the written election of Surety if Surety has reasonably determined in good faith that there is a likelihood of a material benefit for those Surety shareholders who receive cash in the Merger if the Closing were to occur in January, 1998 rather than in 1997 because of a pending change in the rate of taxation of capital gains in the Code. In the event of such an election by Surety, the Closing shall occur, in the sole discretion of FBA, either on a date selected by FBA in the first week of January, 1998 or on the last business day of January, 1998. The date of the Closing is referred to herein as the "Closing Date." The Merger shall be effective upon the filing of the Merger Agreement with the Banking Department and the Secretary of State of the State of California in accordance with the California Corporations Code and the California Financial Code (the "Effective Time").

     Section 1.06.  Actions At Closing.  (a)  At the Closing,
Surety shall deliver to FBA:

     (i) certified copies of the Articles of Incorporation and Bylaws of Surety and the certificate or articles of incorporation and bylaws of each of its subsidiaries;

     (ii) a certificate signed by an appropriate officer of Surety stating that (A) each of the representations and warranties contained in Article II is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at the Closing, and (B) all of the conditions set forth in
     Section 6.01 have been satisfied or waived as provided therein;

     (iii) certified copies of the resolutions of Surety's
     Board of Directors and shareholders, establishing the requisite approvals under applicable Corporate Law of this Agreement, the Merger and the other transactions contemplated hereby;

     (iv) a certificate issued by the Franchise Tax Board of the State of California (the "Franchise Tax Board"), dated a recent date, certifying that Surety is in good standing;

     (v) a certificate of existence as to Surety, issued by the Banking Department of the State of California (the "Banking
     Department"), dated a recent date; and

     (vi) a legal opinion from counsel for Surety regarding Surety, this Agreement and the transactions contemplated hereby, in form reasonably satisfactory to FBA and its counsel.

     (b)  At the Closing, FBA shall deliver to Surety:

     (i) certified copies of the Certificate of Incorporation and Bylaws of FBA and the Articles of Incorporation and Bylaws of AcquisitionCo;

     (ii) certificates signed by appropriate officers of FBA and AcquisitionCo stating that (A) each of the representations and warranties contained in Article III is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at the Closing, and (B) all of the conditions set forth in Section 6.02 have been satisfied or waived as provided therein;

     (iii) certified copies of the resolutions of the Board of Directors and stockholders of each of FBA and AcquisitionCo, establishing the requisite approvals of each of them under applicable Corporate Law of this Agreement, the Merger and the other transactions contemplated hereby;

     (iv) certificates, each dated a recent date, of the Secretary of State of the State of Delaware, stating that FBA is in good standing, and of the Franchise Tax Board, certifying that AcquisitionCo is in good standing;

     (v) a certificate of existence as to AcquisitionCo, issued by the Banking Department, dated a recent date; and

     (vi) a legal opinion from counsel for FBA regarding FBA, this Agreement and the transactions contemplated hereby, in form reasonably satisfactory to Surety.

     Section 1.07.  Exchange Procedures; Surrender of Certificates.

     (a) Chase Mellon Shareholder Services, or another firm selected by FBA to which Surety has no reasonable objection, shall act as Exchange Agent in the Merger (the "Exchange Agent").

     (b) The Exchange Agent shall mail to each record holder of shares of Surety Capital Stock within the time period specified in
Section 1.03(d) hereof (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Exchange Agent may reasonably specify) (each such letter, the "Letter of Transmittal"); (ii) instructions for use in effecting the surrender of Certificates; and (iii) the Election Statement described in Section 1.03 hereof. Upon surrender to the Exchange Agent of a Certificate, together with a duly executed Letter of Transmittal and any other required documents, the holder of a Certificate shall be entitled to receive in exchange therefor solely the Merger Consideration in the form determined pursuant to Section 1.03, without interest.

     (c) If shares of FBA Common Stock are to be issued in a name other than a person in whose name a surrendered Certificate is registered, it shall be a condition of acceptance of the surrendered Certificate that the same shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable.

     (d) In lieu of the issuance of any fractional share of FBA Common Stock, FBA shall cause the Exchange Agent to pay to each former shareholder of Surety who otherwise would be entitled to receive a fractional share an amount in cash determined by multiplying (i) the FBA Exchange Price by (ii) the fraction of a share of FBA Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.03 hereof.

     (e)  At any time following six months after the Effective
Time, FBA shall be entitled to terminate the Exchange Agent relationship, and thereafter holders of Certificates shall be entitled to look only to FBA (subject to abandoned property, escheat or other similar laws) with respect to the surrender of any Certificate.


                              ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF SURETY

     Surety represents and warrants to FBA and Sunrise as follows:

Section 2.01.  Organization and Capital Stock.

     (a) Surety is a banking association duly organized, validly existing and in good standing under the laws of the State of California and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. Surety is an insured bank as defined in the Federal Deposit Insurance Act.

     (b) As of the date hereof, the authorized capital stock of Surety consists of (i) 2,000,000 shares of Surety Common, of which 148,560 shares are outstanding, duly and validly issued, fully paid and, except as provided in Section 600.2 of the California Financial Code, non-assessable; and (ii) 2,000,000 shares of Surety Preferred, of which 61,050 shares are outstanding, duly and validly issued, fully paid and non-assessable. None of the outstanding shares of Surety Capital Stock has been issued in violation of any preemptive rights. Surety has granted and outstanding stock options in the amount and at the exercise prices (the "Surety Options") set forth in Section 2.01(b) of that certain document delivered by Surety to FBA entitled the "Surety Disclosure Schedule" and executed by both Surety and FBA concurrently with the execution and delivery of this Agreement (the "Surety Disclosure Schedule"). Each certificate representing shares of Surety Capital Stock issued in replacement of any certificate theretofore issued by it which was claimed by the record holder thereof to have been lost, stolen or destroyed was issued by Surety only upon receipt of an affidavit of lost stock certificate and a bond sufficient to indemnify Surety against any claim that may be made against it on account of the alleged loss, theft or destruction of any such Certificate or the issuance of such replacement Certificate.

     (c) Except as disclosed in Section 2.01(b), and except for the stock option granted to FBA pursuant to the Stock Option Agreement (the "Stock Option Agreement") of even date herewith (the "Stock Option"), there are no shares of capital stock or other equity securities of Surety issued or outstanding and no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Surety or contracts, commitments, understandings or arrangements by which Surety is or may be obligated to issue additional shares of its capital stock.

     Section 2.02. Authorization; No Defaults. Surety's Board of Directors has by all requisite action approved this Agreement, the Merger Agreement, the Stock Option Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by Surety of its obligations hereunder and thereunder. Nothing in the Articles of Incorporation or Bylaws of Surety or, to the best of Surety's knowledge, any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which Surety or any of its subsidiaries is bound or subject would prohibit or inhibit Surety from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Surety and constitutes a legal, valid and binding obligation of Surety, enforceable against Surety in accordance with its terms. Neither Surety nor any Surety Subsidiary (as defined in Section 2.03 hereof) is in default under nor in violation of any provision of its articles or certificates of incorporation or bylaws, or, to the best of Surety's knowledge, any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to Surety and its subsidiaries taken as a whole.

     Section 2.03. Surety Subsidiaries. Each of Surety's direct and indirect subsidiaries (hereinafter referred to singly as a "Surety Subsidiary" and collectively as the "Surety Subsidiaries"), the names and jurisdictions of incorporation of which are disclosed in Section 2.03 of the Surety Disclosure Schedule, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each of the Surety Subsidiaries has the corporate power to own its properties and assets, to incur its liabilities and to carry on its business as now being conducted. The number of issued and outstanding shares of capital stock of each Surety Subsidiary and the ownership of such shares is set forth in Section 2.03 of the Surety Disclosure Schedule; and all of such shares are owned by Surety or a Surety Subsidiary, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever, except as disclosed in Section 2.03 of the Surety Disclosure Schedule. There are no options, warrants or rights outstanding to acquire any capital stock of any Surety Subsidiary, and no person or entity has any other right to purchase or acquire any unissued shares of stock of any Surety Subsidiary, nor does any Surety Subsidiary have any obligation of any nature with respect to its unissued shares of stock. Except as disclosed in Section 2.03 of the Surety Disclosure Schedule, neither Surety nor any Surety Subsidiary is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise.

     Section 2.04. Financial Information. The audited consolidated balance sheets of Surety and its subsidiaries as of December 31, 1996 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the three years ended December 31, 1996, together with the notes thereto, included in Surety's 1996 Annual Report; the unaudited consolidated balance sheets of Surety and its subsidiaries as of March 31, 1997 and related consolidated income statements for the three months ended March 31, 1997, together with the notes thereto, in the form set forth in Section 2.04 of the Surety Disclosure Schedule; and Surety's year-end and quarter-end Reports of Condition and Reports of Income for 1996 and for the three month period ending March 31, 1997, respectively, as filed with the Federal Deposit Insurance Corporation (the "FDIC") (such financial statements and notes collectively referred to herein as the "Surety Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required for Surety's reports) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of the respective entity and its consolidated subsidiaries as of the dates and for the periods indicated.

     Section 2.05.  Absence of Changes.  Except as disclosed in
Section 2.05 of the Surety Disclosure Schedule, since March 31, 1997 there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of Surety and its subsidiaries taken as a whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the Surety Financial Statements not misleading. Since November 12, 1996, the date of the most recent examination of Surety by the FDIC, there has been no material adverse change in Surety's financial condition, results of operations or business except for any such changes as are disclosed in Surety's Reports of Condition and Income filed with the FDIC since such date.

     Section 2.06. Regulatory Enforcement Matters. Except as disclosed in Section 2.06 of the Surety Disclosure Schedule, neither Surety nor any Surety Subsidiary is subject to, or has received any notice or advice that it may become subject to, any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with or by any federal or state agency charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits or any other governmental agency having supervisory or regulatory authority with respect to Surety or any of its subsidiaries.

     Section 2.07. Tax Matters. Surety and the Surety Subsidiaries have filed all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns required to be filed. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the Surety Financial Statements were made in accordance with generally accepted accounting principles and in the aggregate do not materially fail to provide for potential tax liabilities.

     Section 2.08.  Litigation.  Except as disclosed in Section
2.08 of the Surety Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of Surety, threatened against Surety or any of the Surety Subsidiaries, or of which the property of Surety or any of the Surety Subsidiaries is or would be subject, which, if adversely resolved, could have a material and adverse effect on the financial condition or operations of Surety and the Surety Subsidiaries, taken as a whole.

     Section 2.09. Properties, Contracts, Employee Benefit Plans and Other Agreements. Section 2.09 of the Surety Disclosure
Schedule specifically identifies the following:

     (a) all real property owned by Surety or any Surety Subsidiary and the principal buildings and structures located thereon, together with a legal description of such real estate, and each lease of real property to which Surety or any Surety Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered;

     (b) all loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by Surety or a Surety
Subsidiary, exclusive of deposit agreements with customers of Surety entered into in the ordinary course of business, agreements for the purchase of federal funds and repurchase agreements;

     (c) all agreements, loans, contracts, leases, guaranties, letters of credit, lines of credit or commitments of Surety or any Surety Subsidiary not referred to elsewhere in this Section 2.09 which:

          (i)    involve payment by Surety or any Surety
                 Subsidiary of more than $50,000 (other than loans, loan commitments or letters of credit);

          (ii) involve payments based on profits of Surety or any Surety Subsidiary;

          (iii) relate to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes;

          (iv)   were not made in the ordinary course of business;
                 or

          (v) materially affect the business or financial condition of Surety or any Surety Subsidiary;

     (d) all contracts, agreements, plans and arrangements by which any profit sharing, group insurance, hospitalization, stock option, pension, retirement, bonus, deferred compensation, stock bonus, stock purchase, collective bargaining agreements, contracts or arrangements under which pensions, deferred compensation or other retirement benefits is being paid, or plans or arrangements established or maintained, sponsored or undertaken by Surety or any Surety Subsidiary for the benefit of officers, directors or employees, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement, plan or arrangement, and in respect to any of them, the latest reports or forms, if any, filed with the Department of Labor and Pension Benefit Guaranty Corporation under ERISA (as defined below), any current financial or actuarial reports and any currently effective IRS private ruling or determination letters obtained by or for the benefit of Surety or any Surety Subsidiary;

     (e) all leases, subleases or licenses with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $25,000;

     (f) all agreements for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which by its terms is not terminable by Surety or a Surety Subsidiary on thirty
(30) days written notice or less without any payment by reason of such termination; and

     (g) the name and annual salary as of January 1, 1997 of each director or employee of Surety or any Surety Subsidiary with a salary in excess of $75,000.

     Copies of each document, plan or contract identified in
Section 2.09 of the Surety Disclosure Schedule are appended to such Schedule and are hereby incorporated into and constitute a part of the Surety Disclosure Schedule.

     Section 2.10. Reports. Except as disclosed in Section 2.10 of the Surety Disclosure Schedule, to the best of Surety's knowledge, Surety and the Surety Subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, required to be filed with the Banking Department, the FDIC or any other state securities or banking authorities or any other governmental authority with jurisdiction over Surety or any Surety Subsidiary. As of the dates indicated thereon, to the best of Surety's knowledge, each of such reports and documents, including any financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Section 2.11. Investment Portfolio. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by Surety and the Surety Subsidiaries, as reflected in the latest consolidated balance sheet of Surety included in the Surety Financial Statements, are carried in accordance with generally accepted accounting principles.

     Section 2.12.  Loan Portfolio.  Except as disclosed in Section
2.12 of the Surety Disclosure Schedule, (i) all loans and discounts shown on the Surety Financial Statements at March 31, 1997 or which were or will be entered into after March 31, 1997 but before the Closing Date were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of Surety and the Surety Subsidiaries, in accordance in all material respects with sound lending practices, and they are not subject to any material known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes and other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be in all material respects enforceable, valid, true and genuine and what they purport to be; and (iii) Surety and the Surety Subsidiaries have complied and will through the Closing Date comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any loan. All loans and loan commitments extended by Surety and any extensions, renewals or continuations of such loans and loan commitments were made in accordance with its customary lending standards in the ordinary course of business. To the best of Surety's knowledge, such loans are evidenced by appropriate and sufficient documentation based upon Surety's customary and ordinary past practices. The reserve for possible loan and lease losses shown on Surety's Report of Condition and Income as of March 31, 1997 is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of March 31, 1997.

     Section 2.13.  Employee Matters and ERISA.

     (a) Neither Surety nor any Surety Subsidiary has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of Surety or any Surety Subsidiary, and to the knowledge of Surety there is no present effort nor existing proposal to attempt to unionize any group of employees of Surety or any Surety Subsidiary.

     (b)(i) Surety and the Surety Subsidiaries have been and are in compliance, to the best of Surety's knowledge, with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any laws respecting employment discrimination and occupational safety and health requirements, and neither Surety nor any Surety Subsidiary is engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against Surety or any Surety Subsidiary, pending or, to the best of Surety's knowledge, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage, pending or threatened, against or directly affecting Surety or any Surety Subsidiary; and (iv) neither Surety nor any Surety Subsidiary has experienced any work stoppage or material labor difficulty during the past five years.

     (c) Except as disclosed in Section 2.13(c) of the Surety Disclosure Schedule, neither Surety nor any Surety Subsidiary maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees of Surety or any Surety Subsidiary (collectively, the "Employee Plans"). To the knowledge of Surety, no present or former employee of Surety or any Surety Subsidiary has been charged with breaching nor has breached a fiduciary duty under any Employee Plan. Neither Surety nor any Surety Subsidiary participates in, nor has it in the past five years participated in, nor has it any present or future obligation or liability under, any multiemployer plan (as defined at Section 3(37) of ERISA). Except as separately disclosed in Section 2.13(c) of the Surety Disclosure Schedule, neither Surety nor any Surety Subsidiary maintains, contributes to, or participates in any plan that provides health, major medical, disability or life insurance benefits to former employees of Surety or any Surety Subsidiary.

     (d) All liabilities of the Employee Plans have been funded on the basis of consistent methods in accordance with sound actuarial assumptions and practices, and no Employee Plan, at the end of any plan year, or at March 31, 1997, had an accumulated funding deficiency. No actuarial assumptions have been changed since the last written report of actuaries on the Employee Plans. All insurance premiums (including premiums to the Pension Benefit Guaranty Corporation) have been paid in full, subject only to normal retrospective adjustments in the ordinary course. Except as reflected in the Surety Financial Statements, Surety and the Surety Subsidiaries have no contingent or actual liabilities under Title IV of ERISA. No accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Internal Revenue Code of 1986, as amended (the "Code")) has been incurred with respect to any Employee Plan, whether or not waived. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any Employee Plan as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, threatened or imminent with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which Surety or any Surety Subsidiary would be liable, except as is reflected in the Surety Financial Statements. Surety and the Surety Subsidiaries have no liability for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Employee Plan. To the best of Surety's knowledge, all Employee Plans have in all material respects been operated, administered and maintained in accordance with the terms thereof and in compliance with the requirements of all applicable laws, including, without limitation, ERISA.

     Section 2.14.  Title to Properties; Insurance.   Except as
disclosed in Section 2.14 of the Surety Disclosure Schedule: (i) Surety and the Surety Subsidiaries have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the Surety Financial

Statements and easements, rights-of-way, and other restrictions which are not material, and further excepting in the case of other Real Estate Owned ("OREO"), as such real estate is internally classified on the books of Surety or any Surety Subsidiary, rights of redemption under applicable law), to all of their real properties; (ii) all leasehold interests for real property and any material personal property used by Surety or any Surety Subsidiary in its business are held pursuant to lease agreements which are valid and enforceable in accordance with their terms; (iii) all such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto, and there are no condemnation proceedings pending or, to Surety's knowledge, threatened with respect to any of such properties; (iv) Surety and the Surety Subsidiaries have valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by Surety or any Surety Subsidiary in its business, free and clear of any material claim, defense or right of any other person or entity, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially and adversely interfere with the use of such property; and (v) all material insurable properties owned or held by Surety or any Surety Subsidiary are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with banks of similar size.

     Section 2.15. Environmental Matters. As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which Surety or any Surety Subsidiary has done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

     Except as disclosed in Section 2.15 of the Surety Disclosure Schedule, neither the conduct nor operation of Surety or any Surety Subsidiary nor any condition of any property presently or previously owned, leased or operated by any of them on their own behalf or in a fiduciary capacity violates or violated any Environmental Law in any respect material to the business of Surety and the Surety Subsidiaries, taken as a whole, and no condition or event has occurred with respect to any of them or any property that, with notice or the passage of time, or both, would constitute a violation material to the business of Surety and the Surety Subsidiaries, taken as a whole, of any Environmental Law or obligate (or potentially obligate) Surety or any Surety Subsidiary to remedy, stabilize, neutralize or otherwise alter the environmental condition of any property, where the aggregate cost of such actions would be material to Surety and the Surety Subsidiaries, taken as a whole. Except as disclosed in Section 2.15 of the Surety Disclosure Schedule, neither Surety nor any Surety Subsidiary has received notice from any person or entity that Surety or any Surety Subsidiary, or the operation or condition of any property ever owned, leased or operated by any of them on their own behalf or in a fiduciary capacity, are or were in violation of any Environmental Law, or that Surety or any Surety Subsidiary is responsible (or potentially responsible) for remedying, or the cleanup of, any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

     Section 2.16. Compliance with Law. Surety and the Surety Subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects, are qualified to conduct business in every jurisdiction in which such qualification is legally required and, to the best of Surety's knowledge, are in compliance in all material respects with all applicable laws and regulations.

     Section 2.17. Brokerage. Except for fees payable by Surety to Baxter Fentriss and Company, there are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by Surety or any Surety Subsidiary.

     Section 2.18. No Undisclosed Liabilities. Surety and the Surety Subsidiaries do not have any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and, to the best of Surety's knowledge, there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Surety or any Surety Subsidiary giving rise to any such liability), except (i) liabilities reflected in the Surety Financial Statements, (ii) liabilities of the same type incurred in the ordinary course of business of Surety and the Surety Subsidiaries since March 31, 1997 and (iii) as disclosed in Section 2.18 of the Surety Disclosure Schedule.

     Section 2.19. Statements True and Correct. None of the information supplied or to be supplied by Surety for inclusion in the Registration Statement (as defined in Section 5.07 hereof) or in any other document to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed, and, in the case of Surety's proxy statement, when first mailed to the shareholders of Surety and at the time of the Shareholders' Meeting (as defined in Section 4.03 hereof), be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or omit to state any material fact required to be stated in order to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that Surety is responsible for filing with any regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

     Section 2.20. Commitments and Contracts. Except as disclosed in Section 2.20 of the Surety Disclosure Schedule (and with a true and correct copy of the document or other item in question having been made available to FBA for inspection), neither Surety nor any Surety Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

     (i) any agreement, arrangement or commitment not made in the ordinary course of business;

     (ii) any agreement, indenture or other instrument not reflected in the Surety Financial Statements relating to the borrowing of money by Surety or a Surety Subsidiary or the guarantee by Surety or a Surety Subsidiary of any obligation (other than trade payables or instruments related to transactions entered into in the ordinary course of business by Surety or a Surety Subsidiary, such as deposits, federal funds borrowings and repurchase agreements), other than agreements, indentures or instruments providing for annual payments of less than $10,000; or

     (iii) any contract containing covenants which limit the ability of Surety to compete in any line of business or with any person or containing any restriction of the geographical area in which, or method by which, Surety or any Surety Subsidiary may carry on its business (other than as may be required by law or any applicable regulatory authority).

     Section 2.21. Material Interest of Certain Persons. Except as disclosed in Section 2.21 of the Surety Disclosure Schedule:

     (a) no officer or director of Surety or any "associate" (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any such officer or director, has any material interest in any material contract or property (real or personal, tangible or intangible), used in or pertaining to the business of Surety or any Surety Subsidiary; and

     (b) all outstanding loans from Surety to any present officer, director, employee or any associate or related interest of any such person which were required to be approved by or reported to Surety's Board of Directors ("Insider Loans") were approved by or reported to the Board of Directors in accordance with all applicable laws and regulations.

     Section 2.22.  Conduct to Date.  Except as disclosed in
Section 2.22 of the Surety Disclosure Schedule, from and after December 31, 1996 through the date of this Agreement, neither Surety nor any Surety Subsidiary has (i) failed to conduct its business in the ordinary and usual course consistent with past practices; (ii) issued, sold, granted, conferred or awarded any common or other stock, or any corporate debt securities which would be classified under generally accepted accounting principles applied on a consistent basis as long-term debt on the balance sheets of Surety or any Surety Subsidiary; (iii) effected any stock split or adjusted, combined, reclassified or otherwise changed its capitalization; (iv) except for dividends on outstanding shares of Surety Preferred in accordance with the terms thereof, declared, set aside or paid any dividend or other distribution in respect of its capital stock, or purchased, redeemed, retired, repurchased, or exchanged, or otherwise directly or indirectly acquired or disposed of any of its capital stock; (v) except for obligations undertaken in this Agreement, incurred any material obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, or subjected to lien any of its assets or properties other than in the ordinary course of business consistent with past practice; (vi) discharged or satisfied any material lien or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business; (vii) sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration in the ordinary course of business; (viii) except as required by contract or law, (A) increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except in accordance with existing policy, (B) entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance or other similar contract, (C) entered into, terminated or substantially modified any of the Employee Plans or (D) agreed to do any of the foregoing; (ix) suffered any material damage, destruction, or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition, or taking of property by any regulatory authority, flood, windstorm, embargo, riot, act of God or the enemy, or other casualty or event, and whether or not covered by insurance; (x) cancelled or compromised any debt, except for debts charged off or compromised in accordance with past practice; (xi) entered into any material transaction, contract or commitment outside the ordinary course of its business or (xii) made or guaranteed any loan to any of the Employee Plans.

     2.23. Tax Status of Merger; Regulatory Status. To the best of Surety's knowledge, neither Surety nor any of its subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that would (i) prevent the transactions contemplated by this Agreement, including the Merger, from qualifying as a reorganization within the meaning of Section 368 of the Code or (ii) materially impede or delay the approval of the Merger by any regulatory authority or result in the imposition of any conditions that FBA would reasonably determine are unduly burdensome.


                           ARTICLE III

              REPRESENTATIONS AND WARRANTIES OF FBA

     FBA represents and warrants to Surety as follows:

     Section 3.01.  Organization and Capital Stock.

     (a) FBA is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and a bank holding company registered as such pursuant to the Bank Holding Company Act, as amended. FBA has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

     (b) As of the date hereof, the authorized capital stock of FBA consists of 6,666,666 shares of FBA Common Stock, of which 1,088,242 shares are outstanding, duly and validly issued, fully paid and non-assessable; 4,000,000 shares of Class B Common Stock, $.15 par value, of which 2,500,000 shares are outstanding, duly and validly issued, fully paid and non-assessable; and 3,000,000 shares of preferred stock, $1.00 par value, none of which is issued and outstanding. None of the outstanding shares of FBA Common Stock or Class B Common Stock has been issued in violation of any preemptive rights. FBA has granted and outstanding (i) stock options representing the right to acquire an aggregate of 15,001 shares of FBA Common Stock for the aggregate exercise price of $56,256 and
(ii) warrants representing the right to acquire an aggregate of 65,663 shares of FBA Common Stock for the aggregate price of $5,328,552.

     (c)  Except as disclosed in Section 3.01(b) and in Section
3.01 of that certain document delivered by FBA to Surety entitled the "FBA Disclosure Schedule" and executed by both FBA and Surety concurrently with the execution and delivery of this Agreement (the "FBA Disclosure Schedule"), there are no shares of capital stock or other equity securities of FBA issued or outstanding and no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of FBA or contracts, commitments, understandings or arrangements by which FBA is or may be obligated to issue additional shares of its capital stock.

     Section 3.02. Authorization; No Defaults. The Board of Directors of FBA has by all requisite action approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by FBA of its obligations hereunder. Nothing in the Certificate of Incorporation or Bylaws of FBA or, to the best of FBA's knowledge, any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which FBA or any of its subsidiaries is bound or subject would prohibit or inhibit FBA from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by

FBA and constitutes a legal, valid and binding obligation of FBA, enforceable against FBA in accordance with its terms. FBA and its subsidiaries are neither in default under nor in violation of any provision of their respective articles or certificates of incorporation or bylaws, or, to the best of FBA's knowledge, any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to FBA and its subsidiaries taken as a whole.

     Section 3.03. Subsidiaries. (a) Each of FBA's direct and indirect subsidiaries (hereinafter referred to singly as an "FBA Subsidiary" and collectively as the "FBA Subsidiaries"), the names and jurisdictions of incorporation of which are disclosed in
Section 3.03 of the FBA Disclosure Schedule, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each of the FBA Subsidiaries has the corporate power to own its properties and assets, to incur its liabilities and to carry on its business as now being conducted. The number of issued and outstanding shares of capital stock of each FBA Subsidiary and the ownership of such shares is set forth in Section 3.03 of the FBA Disclosure Schedule; and all of such shares are owned by FBA or an FBA Subsidiary, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever, except as disclosed in Section 3.03 of the FBA Disclosure Schedule. There are no options, warrants or rights outstanding to acquire any capital stock of any FBA Subsidiary, and no person or entity has any other right to purchase or acquire any unissued shares of stock of any FBA Subsidiary, nor does any FBA Subsidiary have any obligation of any nature with respect to its unissued shares of stock. Except as may be disclosed in Section 3.03 of the FBA Disclosure Schedule, neither FBA nor any FBA Subsidiary is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise.

     (b) FBA's indirect bank subsidiaries, Sunrise Bank of California, a California banking association ("Sunrise Bank") and BankTEXAS National Association, a banking association chartered by the United States of America ("BankTEXAS"), are insured banks as defined in the Federal Deposit Insurance Act.

     Section 3.04. Financial Information. The audited consolidated balance sheets of FBA and its subsidiaries as of December 31, 1996 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the three years ended December 31, 1996, together with the notes thereto, included in FBA's Annual Report on Form 10-K for the year ended December 31, 1996, as currently on file with the Securities and Exchange Commission (the "SEC"); the unaudited consolidated balance sheets of FBA and its subsidiaries as of March 31, 1997 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the three months ended March 31, 1997, together with the notes thereto, included in FBA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 as currently on file with the SEC; and the year-end and quarter-end Reports of Condition and Reports of Income of BankTEXAS and Sunrise Bank for 1996 and the three month period ending March 31, 1997, as filed with the Office of the Comptroller of the Currency (with respect to BankTEXAS) and the Banking Department (with respect to Sunrise Bank) (such financial statements and notes collectively referred to herein as the "FBA Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required for reports of either bank) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of the respective entity and its consolidated subsidiaries as of the dates and for the periods indicated. The allowance for possible loan losses shown on FBA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of March 31, 1997.

     Section 3.05. Absence of Changes. Since March 31, 1997 there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of FBA and its subsidiaries taken as a whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the FBA Financial Statements not misleading.

     Section 3.06. Compliance with Law. FBA and the FBA Subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects, are qualified to conduct business in every jurisdiction (whether federal, state, local or foreign) in which such qualification is legally required and, to the best of FBA's knowledge, are in compliance in all material respects with all applicable laws and regulations.

     Section 3.07. Brokerage. There are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by FBA or any FBA Subsidiary.

     Section 3.08. No Undisclosed Liabilities. Neither FBA nor any FBA Subsidiary has any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and, to the best of FBA's knowledge, there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against FBA or any FBA Subsidiary giving rise to any such liability), except for (i) liabilities reflected in the FBA Financial Statements, and (ii) liabilities of the same type incurred in the ordinary course of business of FBA and the FBA Subsidiaries since March 31, 1997.

     Section 3.09. Statements True and Correct. None of the information supplied or to be supplied by FBA for inclusion in the Registration Statement or any other document to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed, and, in the case of FBA's proxy statement, when first mailed to the stockholders of FBA and at the time of the Shareholders' Meeting (as defined in Section 4.03 hereof), be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or omit to state any material fact required to be stated in order to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that FBA is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

     Section 3.10. Material Interest of Certain Persons. Except as disclosed in Section 3.10 of the FBA Disclosure Schedule:

     (a) no officer or director of FBA or any "associate" (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the

"Exchange Act")) of any such officer or director, has any material interest in any material contract or property (real or personal, tangible or intangible), used in or pertaining to the business of FBA or any FBA Subsidiary; and

     (b) all outstanding loans from Sunrise Bank and BankTEXAS to any present officer, director, employee or any associate or related interest of any such person which were required to be approved by or reported to Bank's Board of Directors ("Insider Loans") were approved by or reported to the Board of Directors in accordance with all applicable laws and regulations.

     Section 3.11.  Litigation.  Except as disclosed in Section
3.11 of the FBA Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of FBA threatened against FBA or any of the FBA Subsidiaries, or of which the property of FBA or any of the FBA Subsidiaries is or would be subject, which, if adversely resolved, could have a material and adverse effect on the financial condition or operations of FBA and the FBA Subsidiaries, taken as a whole.

     Section 3.12. Tax Matters. FBA and the FBA Subsidiaries have filed all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns required to be filed. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the FBA Financial Statements were made in accordance with generally accepted accounting principles and in the aggregate do not materially fail to provide for potential tax liabilities.

     Section 3.13. Status of FBA Common Stock to be Issued in the Merger. At the Effective Time, the FBA Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully-paid, non-assessable and will not be subject to any preemptive rights.

     Section 3.14. Tax Status of Merger; Regulatory Status. To the best of FBA's knowledge, neither FBA nor any of its subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that would (i) prevent the transactions contemplated by this Agreement, including the Merger, from qualifying as a reorganization within the meaning of Section 368 of the Code or (ii) materially impede or delay the approval of the Merger by any regulatory authority or result in the imposition of any conditions that FBA would reasonably determine are unduly burdensome.


                           ARTICLE IV

                      AGREEMENTS OF SURETY

     Section 4.01.  Business in Ordinary Course.

     (a) Surety shall, and shall cause each Surety Subsidiary to, continue to carry on after the date hereof its respective business and the discharge or incurrence of obligations and liabilities only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, Surety and each Surety Subsidiary will not:

     (i) declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property (except for dividends payable on the Surety Preferred in accordance with the terms thereof); or

     (ii) issue any Surety Capital Stock or other stock or any options, warrants, or other rights to subscribe for or purchase Surety Capital Stock or any other stock or any securities convertible into or exchangeable for any capital stock (except for the issuance of Surety Common pursuant to the valid exercise of the Surety Options described in Section 2.01(b) hereof or the conversion of currently outstanding shares of Surety Preferred); or

     (iii) directly or indirectly redeem, purchase or otherwise acquire any Surety Capital Stock or any other stock of Surety or any Surety Subsidiary; or

     (iv) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in or to any capital stock, or otherwise reorganize or recapitalize; or

     (v) change its certificate or articles of incorporation or association, as the case may be, or bylaws.

     (b) Surety and each Surety Subsidiary will not, without the prior written consent of FBA (which may not be unreasonably withheld or delayed):

     (i) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, agreement, payment or arrangement made to, for or with any of such officers or employees; provided, however, that Surety has requested FBA's cooperation in devising a program whereby Surety will encourage designated officers and employees to continue their employment until a mutually-agreed date after the Effective Time, and FBA has agreed (A) to cooperate with Surety in devising such a program with an aggregate cost acceptable to FBA, and (B) upon consummation of the Merger, to cause AcquisitionCo to assume the severance obligations described in the Surety Disclosure Schedule relating to John A. DiMichele, Christopher A. Olson, Mark Day and Sheila Moran; or

     (ii) borrow or agree to borrow any amount of funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any obligations of others; or

     (iii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts in excess of $250,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $500,000 (excluding for this purpose any accrued interest or overdrafts); or

     (iv) purchase or otherwise acquire any investment security for its own account having an average remaining life greater than three years or any asset-backed securities other than those issued or guaranteed by the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation; or

     (v) enter into any agreement, contract or commitment having a term in excess of three (3) months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; or


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
     (vi) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

     (vii) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to Surety or a Surety Subsidiary or any claims which Surety or any Surety Subsidiary may possess, or waive any material rights of substantial value; or

     (viii) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property, other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness; or

     (ix) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that Surety and the Surety Subsidiaries shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless the entity proposing to acquire the property has reason to believe that such property might contain any such waste materials or otherwise might be contaminated; or

     (x) intentionally commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a material adverse effect on the business, financial condition or earnings of Surety or a Surety Subsidiary; or

     (xi) knowingly violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on the business, financial condition, or earnings of Surety or a Surety Subsidiary; or

     (xii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $25,000; or

     (xiii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner consistent with past practices.

     (c) Surety and the Surety Subsidiaries shall not, without the prior written consent of FBA, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of Surety contained in Article Two hereof, if such representations and warranties were given immediately following such transaction or action.

     (d) Surety shall promptly notify FBA of the occurrence of any matter or event known to and directly involving Surety or the Surety Subsidiaries that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of Surety and the Surety Subsidiaries, taken as a whole.

     (e) Surety shall not solicit or encourage any proposal for the acquisition of its assets or those of any Surety Subsidiary, or, unless the Board of Directors of Surety shall have received written legal advice to the effect that the directors have a fiduciary obligation under applicable law to do so, hold discussions or negotiations with or provide information to, or enter into any


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
agreement to merge or consolidate with, or sell a significant portion of its assets or those of any Surety Subsidiary to, any person or entity. Surety shall promptly advise FBA of its receipt of any proposal or inquiry relating to any of such possible transactions and the substance thereof and of any act of the Board of Directors which would be prohibited by the preceding sentence but for the exception based on legal advice.

     Section 4.02. Breaches. Surety shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to FBA and use its best efforts to prevent or promptly remedy the same.

     Section 4.03. Submission to Shareholders. Surety shall cooperate with FBA in the preparation and filing of the Registration Statement and, promptly following the effectiveness thereof, cause to be duly called and held a meeting of its shareholders (such meeting together with any adjournments thereof referred to as the "Shareholders' Meeting") for approval of this Agreement, the Merger Agreement and the Merger as required by Corporate Law, and cause the same to be voted on at the Shareholders' Meeting. Unless the Board of Directors of Surety has received written legal advice to the effect that the directors have a fiduciary obligation under applicable law not to do so, the Board of Directors shall recommend to the shareholders of Surety the approval of the Agreement, the Merger Agreement and the Merger and use its best efforts to obtain such approval.

     Section 4.04. Consummation of Agreement. Surety shall perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the Merger to be consummated as expeditiously as reasonably practicable. Surety shall furnish to FBA in a timely manner all information, data and documents requested by FBA for filing with any regulatory authority or otherwise required to effect the transactions contemplated by this Agreement and shall join with FBA and/or AcquisitionCo in making any application with respect to which FBA determines it is necessary or desirable for Surety to do so.

     Section 4.05. Environmental Reports. Surety shall provide to FBA, as soon as reasonably practical, but not later than forty-five
(45) days after the date hereof, a report of a phase one environmental investigation on all real property owned, leased or operated by Surety or any Surety Subsidiary as of the date hereof (other than space in retail and similar establishments leased by Surety for automatic teller machines), and within ten (10) days after the acquisition or lease of any real property acquired or leased by Surety or any Surety Subsidiary after the date hereof (other than space in retail and similar establishments leased or operated for automatic teller machines), except as otherwise provided in Section 4.01(b)(ix). If required by the phase one investigation, in FBA's reasonable opinion, Surety shall obtain and provide to FBA a report of a phase two investigation on properties requiring such additional study. FBA shall have fifteen (15) business days from the receipt of any such phase two report to notify Surety of any objection to the contents of such report. Should the cost of taking all remedial and corrective actions and measures (i) required by applicable law or (ii) recommended or suggested by such report or prudent in light of serious life, health or safety concerns, in the aggregate, exceed the sum of $200,000 as reasonably estimated by an environmental expert retained for such purpose by FBA and reasonably acceptable to Surety, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be $200,000 or less with a reasonable degree of certainty, then


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
FBA shall have the right pursuant to Section 7.05 hereof, for a period of ten (10) business days following receipt of such estimate or indication that the cost of such actions and measures can not be so reasonably estimated, to terminate this Agreement, which shall be FBA's sole remedy in such event.

     Section 4.06. Access to Information. Surety shall permit FBA reasonable access, in a manner which will avoid undue disruption or interference with Surety's normal operations to its properties and shall cause the Surety Subsidiaries to provide to FBA comparable access to their properties, and Surety shall disclose and make available to FBA all books, documents, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of Surety and the Surety Subsidiaries including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which FBA may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement.
FBA will hold any nonpublic information in confidence in accordance with the provisions of Section 8.01 hereof.

     Section 4.07. Consents to Contracts and Leases. Surety shall obtain all necessary consents with respect to all interests of Surety and the Surety Subsidiaries in any material leases, licenses, contracts, instruments and rights which require the consent of another person for the Merger.

     Section 4.08. Subsequent Financial Statements. As soon as available after the date hereof, Surety shall deliver to FBA the monthly unaudited consolidated balance sheets and profit and loss statements of Surety prepared for its internal use, its Report of Condition and Income for each quarterly period completed prior to the Closing, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, the "Subsequent Surety Financial Statements"). The Subsequent Surety Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present the financial condition and results of operations for the dates and periods presented, and Surety shall not knowingly include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements misleading in any material respect.

     Section 4.09. Merger Agreement. Promptly following the satisfaction or waiver by Surety of all of the conditions set forth in Section 6.02, Surety will enter into the Merger Agreement (as amended, if necessary, to conform to any requirements imposed by any regulatory authority having jurisdiction over the Merger) and perform its obligations thereunder.


                            ARTICLE V

                        AGREEMENTS OF FBA

     Section 5.01. Regulatory Approvals; Organization of AcquisitionCo. Promptly after the execution of this Agreement and not more than forty-five (45) days following the date hereof, FBA shall file with the appropriate banking regulatory authorities all regulatory applications required in order to consummate the Merger, including but not limited to the necessary applications


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
for the prior approval of the Federal Reserve Board, use its best efforts to obtain all necessary approvals and authorizations required to consummate the transactions contemplated by this Agreement, keep Surety reasonably informed as to the status of such applications and make available to Surety, upon reasonable request by Surety from time to time, copies of such applications and any supplementally filed materials. FBA will cause AcquisitionCo to be organized pursuant to the laws of the State of California.

     Section 5.02. Breaches. FBA shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Surety and use its best efforts to prevent or promptly remedy the same.

     Section 5.03. Consummation of Agreement. FBA shall perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the Merger to be consummated as expeditiously as reasonably practicable.

     Section 5.04.  Indemnification.

     (a) For four years after the Effective Time, AcquisitionCo shall (i) indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Surety and the Surety Subsidiaries (each, an "Indemnified Party") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under Corporate Law and by Surety's Articles of Incorporation as in effect on the date hereof; and (ii) purchase insurance in the form of an extension of coverage under Surety's existing insurance policy Number 751-039179-96 issued by Executive Risk Indemnity Inc., insuring the Indemnified Parties against such losses, expenses, claims, damages or liabilities, for the term of coverage which may be obtained for a premium not exceeding $30,000.

     (b) If after the Effective Time AcquisitionCo or its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, FBA shall make proper provision for the successors and assigns of AcquisitionCo to assume any remaining obligations set forth in this Section 5.04. If AcquisitionCo shall liquidate, dissolve or otherwise wind up its business, then FBA (and any successor, if applicable) shall indemnify, defend and hold harmless each Indemnified Party to the same extent and on the same terms that AcquisitionCo was so obligated pursuant to this Section 5.04.

     Section 5.05. Employee Benefits. FBA shall provide the benefits described in this Section 5.05 with respect to each person who remains an employee of Surety or any Surety Subsidiary
following the Closing Date (each a "Continued Employee").   Subject
to FBA's ongoing right to adopt subsequent amendments or modifications of any plan referred to in this Section 5.05 or to terminate any such plan, in FBA's sole discretion, each Continued Employee shall be entitled, as a new employee of a subsidiary of FBA, to participate in such employee benefit plans, as defined in
Section 3(3) of ERISA, or any non-qualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans, or other employee benefit or fringe benefit programs as may be in effect


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
generally for employees of all of FBA's subsidiaries (the "FBA Plans"), if and as a Continued Employee shall be eligible and, if required, selected for participation therein under the terms thereof and otherwise shall not be participating in a similar plan which is maintained by Surety or a Surety Subsidiary after the Effective Time. Surety employees shall participate therein on the same basis as similarly situated employees of other subsidiaries of FBA. All such participation shall be subject to the terms of such plans as may be in effect from time to time, and this Section 5.05 is not intended to give Continued Employees any rights or privileges superior to those of other employees of subsidiaries of FBA. FBA may terminate or modify all Employee Plans, and FBA's obligation under this Section 5.05 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, FBA shall credit each Continued Employee with his or her term of service with Surety and the Surety Subsidiaries, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any FBA Plan in which Continued Employees may participate.

     Section 5.06. Access to Information. FBA shall permit Surety reasonable access, in a manner which will avoid undue disruption or interference with FBA's normal operations, to its properties and shall disclose and make available to Surety all books, documents, papers and records relating to its operations, obligations and liabilities, including, but not limited to, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, filings with any regulatory authority, plans affecting employees, and any other business activities or prospects in which Surety may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Surety will hold any nonpublic information in confidence in accordance with the provisions of Section 8.01 hereof.

     Section 5.07.  Registration Statement, Prospectus and Proxy
Statement; Listing Application.

             (a) FBA shall as soon as reasonably practicable (i) prepare and file a registration statement with the SEC relating to the sale of the FBA Common Stock to be issued in the Merger and the resale of such stock by persons who are affiliates of Surety (the "Registration Statement"); (ii) use its best efforts to cause the Registration Statement to become effective; (iii) take any action required under any applicable state Blue Sky or securities laws in connection with the Merger and the issuance of the FBA Common Stock; and (iv) file and use its best efforts to obtain approval of an application with the NYSE for the listing of the shares of FBA Common Stock to be issued in the Merger. The Registration Statement shall contain a prospectus relating to the FBA Common Stock and Surety's proxy statement for the Shareholders' Meeting (the "Surety Proxy Statement").

             (b) FBA shall use its best efforts to cause the shares of FBA Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

     Section 5.08. Merger Agreement. Promptly following the satisfaction or waiver by FBA of all of the conditions set forth in
Section 6.01, FBA will cause AcquisitionCo to enter into the Merger Agreement (as amended, if necessary, to conform to any requirements imposed by any regulatory authority having jurisdiction over the Merger), and FBA will cause AcquisitionCo to perform all of its obligations thereunder.

     Section 5.09. Appointment of New Director of FBA and AcquisitionCo. Subject to the approval or non-objection of regulatory authorities having jurisdiction over AcquisitionCo, the Board of Directors of FBA will take all necessary actions so that, immediately following the Effective Time, one person designated prior to Closing by the Board of Directors of Surety will be appointed or elected to the Board of Directors of FBA and two persons so designated will be appointed or elected to the Board of Directors of AcquisitionCo and will remain on such Board of Directors following the second merger referred to in Section 1.01.

     Section 5.10.  Notice Obligation.  FBA shall promptly notify
Surety of the occurrence of any matter or event known to and directly involving FBA or the FBA Subsidiaries that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of FBA and the FBA Subsidiaries, taken as a whole.

     Section 5.11. Subsequent Financial Statements. As soon as available after the date hereof, FBA shall deliver to Surety a copy of each Quarterly Report on Form 10-Q and each Report on Form 8-K filed by FBA with the SEC and of each Report of Condition and Income for each quarterly period filed by Sunrise Bank and BankTEXAS prior to the Closing (collectively, the "Subsequent FBA Financial Statements"). The Subsequent FBA Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present the financial condition and results of operations for the dates and periods presented, and FBA shall not knowingly include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements misleading in any material respect.

     Section 5.12. Intentional Breach; Violation of Law. FBA shall not (i) intentionally commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a material adverse effect on the business, financial condition or earnings of FBA or an FBA Subsidiary; or
(ii) knowingly violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on the business, financial condition, or earnings of FBA or an FBA Subsidiary.


                           ARTICLE VI

               CONDITIONS PRECEDENT TO THE MERGER

     6.01 Conditions to the Obligations of FBA. The obligations of FBA to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by FBA) prior to or on the Closing Date of the following conditions:

     (a) the representations and warranties made by Surety in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date. For the purpose of determining whether this condition has been satisfied, any limitation in a representation or warranty relating to Surety's knowledge shall be disregarded, but the presence or absence of such knowledge shall be taken into account in the determination of whether damages may be awarded pursuant to
Section 7.09;

     (b) Surety shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the

Closing Date. For the purposes of determining whether this condition has been satisfied, any limitation on the scope of any obligation or agreement of Surety herein relating to Surety's knowledge or intention shall be disregarded, but the presence or absence of such knowledge shall be taken into account in the determination of whether damages may be awarded pursuant to Section 7.09;

     (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

     (d) the Registration Statement shall have become effective under the Securities Act; no stop order suspending the effectiveness thereof shall have been issued and no proceedings for the issuance of such an order shall have been initiated or threatened by the SEC; and the Surety Proxy Statement shall have been mailed to the holders of record of Surety Common Stock, and, if required, Surety Preferred Stock in accordance with applicable requirements of Corporate Law;

     (e) all necessary approvals, consents and authorizations required by law for consummation of the Merger and the issuance of the FBA Common Stock, including the requisite approval of the shareholders of Surety and all legally required regulatory approvals, shall have been obtained, and all waiting periods required by law shall have expired;

     (f) FBA shall have received the environmental reports required by Section 4.05 hereof and shall not have elected pursuant to Section 7.05 hereof to terminate this Agreement;

     (g) FBA shall have received all documents required to be received from Surety on or prior to the Closing Date, all in form and substance reasonably satisfactory to FBA;

     (h) shareholders owning no more than ten percent (10%) of the outstanding Surety Common shall have perfected the right to dissent from the Merger;

     (i) the Surety Financial Statements shall not be inaccurate in any material respect; and

     (j) FBA shall have received an opinion of Lewis, Rice & Fingersh, or another firm selected by FBA to which Surety has no reasonable objection, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that, accordingly, no gain or loss will be recognized by FBA, AcquisitionCo or Surety as a result of the Merger.

     Section 6.02. Conditions to the Obligations of Surety. The obligations of Surety to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Surety) prior to or on the Closing Date of the following conditions:

     (a) the representations and warranties made by FBA in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on


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
the Closing Date. For the purpose of determining whether this condition has been satisfied, any limitation in a representation or warranty relating to FBA's knowledge shall be disregarded, but the presence or absence of such knowledge shall be taken into account in the determination of whether damages may be awarded pursuant to
Section 7.09;

     (b) FBA shall have performed and complied in all material respects with all of its obligations and agreements hereunder required to be performed prior to the Closing Date. For the purposes of determining whether this condition has been satisfied, any limitation on the scope of any obligation or agreement of FBA herein relating to FBA's knowledge or intention shall be disregarded, but the presence or absence of such knowledge shall be taken into account in the determination of whether damages may be awarded pursuant to Section 7.09;

     (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger or the other transactions contemplated hereby illegal;

     (d) the Registration Statement shall have become effective under the Securities Act; no stop order suspending the effectiveness thereof shall have been issued and no proceedings for the issuance of such an order shall have been initiated or threatened by the SEC; and the Surety Proxy Statement shall have been mailed to the holders of record of Surety Common Stock, and, if required, Surety Preferred Stock in accordance with applicable requirements of Corporate Law;

     (e) all necessary approvals, consents and authorizations required by law for consummation of the Merger, including the requisite approval of the shareholders of Surety and all legally required regulatory approvals, shall have been obtained, and all waiting periods required by law shall have expired;

     (f) Surety shall have received all documents required to be received from FBA on or prior to the Closing Date, all in form and substance reasonably satisfactory to Surety;

     (g) the FBA Financial Statements shall not be inaccurate in any material respect;

     (h) Surety shall have obtained as of the date of this Agreement a fairness opinion of Surety's financial advisor to the effect that the Merger is fair to the shareholders of Surety from a financial point of view, and such fairness opinion shall have been updated to the same effect by such financial advisor as of the date of mailing of the Proxy Statement to the shareholders of Surety; and

     (i) Surety shall have received an opinion of Lewis, Rice & Fingersh, or another firm selected by FBA to which Surety has no reasonable objection, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that, accordingly, no gain or loss will be recognized by FBA, AcquisitionCo or Surety as a result of the Merger.

                           ARTICLE VII

                      TERMINATION; DAMAGES

     Section 7.01. Mutual Agreement. This Agreement may be terminated by the mutual written agreement of the parties at any time prior to the Closing Date, regardless of whether approval of this Agreement and the Merger by the shareholders of Surety or FBA shall have been previously obtained.

     Section 7.02. Breach of Agreements. In the event that there is a material breach of any of the representations and warranties or agreements of FBA or Surety which breach is not cured within thirty (30) days after notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party, regardless of whether approval of this Agreement and the Merger by the shareholders of Surety of FBA, or both, shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other parties hereto.

     Section 7.03. Failure of Conditions. In the event that any of the conditions to the obligations of a party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.02 hereof has lapsed, then such party may, regardless of whether approval of the transactions contemplated by this Agreement by the shareholders of Surety or FBA, or both, shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other parties.

     Section 7.04. Denial of Regulatory Approval. If any regulatory application filed pursuant to Section 5.08 hereof should be finally denied or disapproved by a regulatory authority, then this Agreement thereupon shall be deemed terminated and cancelled; provided, however, that a request for additional information or undertaking by FBA, as a condition for approval, shall not be deemed to be a denial or disapproval so long as FBA diligently provides the requested information or undertaking. In the event an application is denied pending an appeal, petition for review or similar such act on the part of FBA (hereinafter referred to as the "Appeal") then the application will be deemed denied unless FBA prepares and timely files an Appeal and continues the appellate process for purposes of obtaining the necessary approval.

     Section 7.05. Environmental Reports. FBA may terminate this Agreement to the extent provided in Section 4.05 by giving written notice of such termination to Surety.

     Section 7.06. Regulatory Enforcement Matters. In the event that Surety or any Surety Subsidiary shall become a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any regulatory authority after the date of this Agreement, then FBA may terminate this Agreement by giving written notice of such termination to Surety.

     Section 7.07. Unilateral Termination. If the Closing Date does not occur on or prior to February 28, 1998, then this Agreement may be terminated by any party by giving written notice to the other parties.

     Section 7.08.  Termination Related to Changes in Stock Price.
(a) Subject to FBA's right to offer to adjust the terms of the conversion of Surety Capital Stock pursuant to Section 1.03, Surety shall have the right to terminate this Agreement by giving written notice to FBA, if the FBA Stock Amount would exceed the Maximum Stock Amount, but for the provision in Section 1.03(c) that imposes a limit on the FBA Stock Amount.

     (b) Subject to Surety's right to offer to adjust the terms of the conversion of Surety Capital Stock pursuant to Section 1.03, FBA shall have the right to terminate this Agreement by giving written notice to Surety, if the FBA Stock Amount would be less than the Minimum Stock Amount, but for the provision in Section 1.03(c) that imposes a limit on the FBA Stock Amount.

     (c) If either Surety or FBA (the "Terminating Party") gives a written notice to the other party pursuant to subsection (a) or subsection (b) hereof, the party receiving such notice (the "Non-Terminating Party") shall have the right, at any time within five
(5) business days after the date when the notice is given, to offer to adjust the terms on which the Surety Capital Stock is to be converted. If the Non-Terminating Party offers to do so and such offer is accepted by the Terminating Party, then the terms of conversion shall be so adjusted, the notice given pursuant to subsection (a) or (b) shall be deemed withdrawn and this Agreement shall remain in full force and effect.

     Section 7.09. Damages and Limitations on Damages. In the event that either FBA or Surety shall have breached any provision of this Agreement and the other party shall have properly terminated this Agreement pursuant to Section 7.02, then the party breaching this Agreement shall be liable to the non-breaching party for damages in the amount of all out-of-pocket costs and expenses incurred by the non-breaching party in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses paid by such party to third parties, but the amount of any recovery for such damages shall be limited to a maximum of $100,000.


                          ARTICLE VIII

                       GENERAL PROVISIONS

     8.01 Confidential Information. The parties acknowledge the confidential and proprietary nature of the "Information" (as herein defined) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the others, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in implementing the Merger, who shall be informed of the confidential nature of the Information and directed individually to abide by the restrictions set forth in this Section 8.01. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party. Neither Surety nor any person to whom it discloses Information shall purchase or sell any security issued by FBA for so long as this Agreement remains in effect.

     Section 8.02. Publicity. FBA and Surety shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger. Neither party shall issue any news release or make any other public disclosure without the prior consent of the other party, unless such is required by law upon the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which latter event the parties shall consult with each other to the extent practicable regarding such responsive public disclosure.

     Section 8.03. Return of Documents. Upon termination of this Agreement without the Merger becoming effective, each party shall deliver to the others originals and all copies of all Information made available to such party and will not retain any copies, extracts or other reproductions, in whole or in part, of such Information.

     Section 8.04. Notices. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

             (a) if to FBA:     First Banks America, Inc. c/o First Banks, Inc.
                                11901 Olive Boulevard
                                Creve Coeur, Missouri 63141
                                Attention:  Mr. Allen H. Blake
                                Facsimile: (314) 567-3490

             with a copy to:    John S. Daniels
                                Attorney at Law
                                8117 Preston Road, Suite 800
                                Dallas, Texas 75225
                                Facsimile: (214) 692-0508

             (b) if to Surety:  Surety Bank
                                116 Springstowne Center
                                Vallejo, California 94591
                                Attention: John A. DiMichele
                                Facsimile: (707) 554-9876

             with a copy to:    Kerry C. Smith, Esquire
                                Hovis, Smith, Stewart, Lipscomb & Cross, LLP
                                100 Pine Street, 21st Floor
                                San Francisco, California 94111
                                Facsimile: (415) 421-0320

or to such other address as any party may from time to time designate by notice to the others.

     Section 8.05. Nonsurvival of Representations, Warranties and Agreements. Except for the agreements set forth in Sections 5.04,
5.05 and 5.09, no representation, warranty or agreement contained herein shall survive the Closing. In the event that this Agreement is terminated prior to Closing, the representations, warranties and agreements set forth herein shall survive such termination.

     Section 8.06. Costs and Expenses. Except as may be otherwise provided herein, each party shall pay its own costs and expenses incurred in connection with this Agreement and the matters contemplated hereby, including without limitation all fees and expenses of attorneys, accountants, brokers, financial advisors and other professionals.

     Section 8.07. Entire Agreement. This Agreement, together with the Merger Agreement and the Stock Option Agreement, constitutes the entire agreement among the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings, agreements in principle and other agreements among the parties relating to the subject matter hereof.

     Section 8.08.  Headings and Captions.  The captions of
Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

     Section 8.09. Waiver, Amendment or Modification. The conditions of this Agreement which may be waived may only be waived by written notice delivered to the other parties. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

     Section 8.10. Rules of Construction. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;
(c) "or" is not exclusive; and (d) words in the singular may include the plural and in the plural include the singular.

     Section 8.11. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

     Section 8.12. Successors and Assigns. None of the parties may assign any of its rights or obligations hereunder without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There shall be no third party beneficiaries hereof.

     Section 8.13.  Governing Law.  This Agreement shall be
governed by the laws of the State of California, the general corporate laws of the State of Delaware applicable to FBA and any applicable federal laws and regulations.

     IN WITNESS WHEREOF, FBA and Surety have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                                   FIRST BANKS AMERICA, INC.



                                   By:  /s/ James F. Dierberg
                                      -----------------------------------------
                                        Chairman, Chief Executive Officer
                                        and President

                                   SURETY BANK



                                   By:  /s/ John A. DiMichele
                                      -----------------------------------------
                                         President and Chief Executive Officer

                            EXHIBIT A

                      AGREEMENT OF MERGER


     This Agreement of Merger is entered into between Surety Bank, a banking association chartered by the State of California
("Merging Corporation"), and AcquisitionCo, Inc. ("Surviving
Corporation"), an interim bank chartered by the State of California solely for the purpose of entering into this Agreement of Merger and consummating the transaction contemplated hereby.

     1.      Merging Corporation shall be merged into Surviving
Corporation.

     2. The outstanding shares of Merging Corporation shall be converted into the right to receive the consideration provided for in that certain Agreement and Plan of Reorganization dated July ---, 1997 by and between First Banks America, Inc., a Delaware corporation which is the parent company of Surviving Corporation, and Merging Corporation.

     3. The outstanding shares of Surviving Corporation shall remain outstanding and are not affected by the merger.

     4. Merging Corporation shall from time to time, as and when requested by Surviving Corporation, execute and deliver all such documents and instruments and take all such action as is necessary or desirable to evidence or carry out the merger.

     5. The effect of the merger and the effective date of the merger are as prescribed by law.

     In Witness Whereof, the parties have executed this Agreement as of -----------------, 1997.

                                        SURETY BANK



                                        ----------------------------------
                                        John A. DiMichele
                                        President

                                        ACQUISITIONCO, INC.



                                        By:
                                           -------------------------------
                                        Its:
                                            ------------------------------

                           APPENDIX A-2

                      STOCK OPTION AGREEMENT


     This Stock Option Agreement, dated as of July 28, 1997 (the
"Agreement") is by and between First Banks America, Inc., a Delaware corporation ("FBA"), and Surety Bank, a California banking association ("Surety").

     Whereas, FBA and Surety have entered into an Agreement and Plan of Reorganization of even date herewith (the "Reorganization Agreement") providing for, among other things, the merger of Surety into a wholly-owned subsidiary of FBA, which Reorganization Agreement is being executed simultaneously with this Agreement; and

     Whereas, as an inducement to FBA to enter into the Reorganization Agreement and in consideration therefor, Surety has agreed to issue to FBA the option described herein, entitling FBA to purchase authorized but unissued shares of common stock, par value $1.00 per share (the "Shares"), of Surety ("Surety Common") in the circumstances and subject to the terms and conditions set forth herein;

     Now, therefore, in consideration of the execution of the Reorganization Agreement and of the agreements and covenants contained herein, FBA and Surety agree as follows:

     1. Grant of Option. Subject to the terms and conditions set forth herein, Surety hereby grants and issues to FBA an option (the "Option") to purchase up to 19.99% of the shares of Surety Common outstanding from time to time, at a purchase price of $28.00 per share (the "Option Price"), subject to adjustment as set forth herein. Surety agrees that it will at all times maintain and reserve a sufficient number of authorized but unissued shares of Surety Common, after taking into account all other options, warrants, convertible securities and other rights to purchase Surety Common, and that all Shares issued upon exercise of the Option shall be duly authorized, validly issued, fully paid and, except as otherwise required by the California Financial Code, non-assessable. Surety will not take any action that would have the effect of preventing or delaying it from delivering to FBA, upon exercise of the Option, the Shares then deliverable or from otherwise performing its obligations under this Agreement.

     2. Conditions to Exercise. Subject to the receipt of any required notice to or approval of any banking regulatory agency then having jurisdiction over Surety and provided that FBA is not then in material breach of the Reorganization Agreement, FBA may exercise the Option, in whole or in part, upon the occurrence of one or more of the following events ("Triggering Events") prior to the termination of this Agreement:

     (i) either (A) the public disclosure by any person or group of persons, other than FBA or any affiliate of FBA, of an offer or proposal to acquire 25% or more of the outstanding Surety Common or to acquire, merge or consolidate with Surety or to purchase all or substantially all of Surety's assets (unless such offer or proposal has been publicly withdrawn ten or more days prior to the Shareholders' Meeting), or (B) any person shall have filed a notice or application to acquire Surety Common or control of Surety, and such notice or application shall have been disclosed publicly or to the shareholders of Surety prior to the date of the Shareholders' Meeting, and any of the following shall occur:

          (I) the failure of the shareholders of Surety to approve the Merger;

          (II)  the failure of Surety to hold the
          Shareholders' Meeting in compliance with the Reorganization Agreement; or

          (III)  the failure by Surety's Board of
          Directors to make the recommendation that the shareholders of Surety approve the Merger, or the withdrawal or modification of such recommendation in a manner adverse to FBA;

     (ii)  any person or group of persons acting in concert
     (other than FBA or any affiliate of FBA) shall acquire or have the contractual right to acquire or vote 25% or more of the outstanding Surety Common;

     (iii) the expiration of the fifth day preceding the scheduled expiration date of a tender or exchange offer by any person or group of persons (other than FBA or any affiliate of FBA) to purchase or acquire securities of Surety if (A) upon consummation of such offer, such person or group of persons would own, control or have the contractual right to acquire or vote 25% or more of the outstanding Surety Common (before giving effect to the exercise of the Option), (B) such person or group has received any required regulatory approval to consummate such purchase and (C) such offer shall not be subject to any financing condition, or any applicable financing condition shall have been satisfied or waived;

     (iv) upon Surety's entering into any agreement or understanding, without the prior written approval of FBA, with a person or group of persons contemplating such person's or group's acquiring, merging or consolidating with Surety or purchasing all or substantially all of Surety's assets. As used in this Section 2, the terms "person" and "group of persons" have the meanings set forth in Section 13(d) of the Securities Exchange Act of 1934; or

     (v) the willful breach by Surety of any provision of the Reorganization Agreement, in anticipation of engaging in a transaction of the type referred to in subsections
     (ii), (iii) or (iv) hereof, such that FBA would have the right to terminate the Reorganization Agreement pursuant to Section 7.02 thereof.

     Surety shall promptly notify FBA in writing upon becoming aware of the occurrence of any Triggering Event, but the giving of such notice shall not be a condition to the right of FBA or any holder to exercise the Option.

     3. Exercise of Option. In the event FBA wishes to exercise the Option, in whole or in part, FBA shall deliver to Surety a written notice of exercise, specifying the number of Shares as to which the Option is thereby exercised, the event or events that have occurred which entitle FBA to exercise the Option and a place and date not less than three or more than twenty business days after the date of such notice for the closing of such purchase (the "Closing"); provided, however, that if prior notification to or approval by any banking regulatory agency then having jurisdiction over Surety is required in connection with such exercise, FBA shall promptly file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any such required notification period has expired or been terminated or such approval has been obtained and any applicable waiting period shall have expired; provided further, however, that in no event shall the date of any Closing be more than fifteen months after the date on which the related notice is given, and if the Closing shall not have occurred within such period because of a failure to obtain any required regulatory approval, that portion of the Option as to which such approval was required shall be deemed to have expired.

     At the Closing, FBA shall deliver to Surety (i) the aggregate purchase price for the Shares as to which the Option is then exercised, payable in cash or by bank cashier's check or wire transfer in immediately available funds to a bank account designated by Surety, and (ii) this Agreement. Surety shall deliver to FBA (i) a certificate or certificates, in denominations specified by FBA, representing the number of Shares purchased by FBA, and (ii) if the Option is exercised in part, a new option agreement substantially in the form hereof for any Shares for which the Option has not been exercised; and each party shall execute and deliver to the other party a receipt reflecting the consideration received.

     4. Adjustments. In the event of any change in the type of outstanding shares of Surety Common by reason of any stock dividend, stock split, reverse stock split, merger, recapitalization, combination, conversion, exchange of shares or other similar transaction, the number and kind of the Shares shall be adjusted appropriately. In the event that any additional shares of Surety Common are issued after the date of this Agreement (other than pursuant to an event described in the preceding sentence), the number of Shares subject to the Option shall be adjusted so that the number of shares for which the Option is exercisable shall equal 19.99% of the outstanding shares of Surety Common then issued and outstanding (without giving effect to any Shares subject to, or previously issued pursuant to, the Option).

     5. "Piggyback Rights" in Public Offering. On or after the occurrence of an event permitting exercise of the Option, each time Surety or any successor hereof (including any holding company organized to acquire control of Surety) shall determine to proceed with the preparation and filing of an offering circular or registration statement in connection with the proposed public offering for cash of any of its securities (any such offering circular or registration statement being referred to herein as a "Registration Statement," whether at the time and under the circumstances of such an offering a registration statement is required to be prepared and filed with the Securities and Exchange Commission), Surety will give written notice of its determination to FBA. Upon the written request of FBA given within ten business days after its receipt of any such notice, Surety will cause to be included in the offering to which the request relates all Shares which FBA shall request; provided, however, that nothing herein shall prevent Surety from abandoning or delaying any offering in the exercise of reasonable business judgment. If any offering pursuant to this Section shall be underwritten in whole or in part, Surety may require that Shares requested for inclusion pursuant to this Section be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. In the event that the Shares requested for inclusion pursuant to this Section would constitute more than 20% of the total number of shares to be included in a proposed underwritten public offering, and if in the good faith judgment of the underwriter of such public offering the inclusion of all of such Shares would interfere with the successful marketing of shares of stock offered by Surety, the number of Shares otherwise to be included in the underwritten public offering may be reduced; provided, however, that after any such reduction the Shares to be included in any offering for the account of FBA shall constitute at least 20% of the total number of shares included in the offering.

     6. Public Offering Covenants. If and whenever Surety is required by the provisions of Section 5 hereof to effect a public offering of any Shares on behalf of FBA, Surety will:

     (a) prepare (and, if legally required, promptly file with the SEC) a Registration Statement with respect to such securities, and use its best efforts to cause such Registration Statement to become and remain effective for such period as may be reasonably necessary to effect the sale of such securities, not to exceed six months;

     (b) prepare (and, if legally required, promptly file with the SEC) such amendments to the Registration Statement and supplements thereto as may be necessary to keep such Registration Statement effective for such period as may be reasonably necessary to effect the sale of such securities, not to exceed six months;

     (c) furnish to FBA and to any underwriters of the securities being registered such reasonable number of copies of the offering circular or prospectus (preliminary or final, as appropriate) contained in such Registration Statement and such other documents as FBA or such underwriters may reasonably request in order to facilitate the public offering of such securities;

     (d) use its best efforts to register or qualify the securities covered by such registration statement if legally required under state securities or blue sky laws of any jurisdictions as FBA or the underwriter may reasonably request; provided, however, that Surety shall not be required by virtue hereof to submit to general jurisdiction in any state;

     (e) prepare (and, if legally required, promptly file with the SEC), upon the request of FBA, any amendments or supplements to the Registration Statement which, in the opinion of counsel for FBA (concurred in by counsel for Surety), is legally required under applicable securities laws in connection with the distribution of the Shares by FBA;

     (f) prepare (and, if legally required, promptly file with the SEC) such amendment or supplement to the Registration Statement as may be necessary to correct any statements or omissions if, at the time when such prospectus is required to be delivered under applicable law, any event shall have occurred as the result of which such prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading;

     (g) advise FBA, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC or other order or ruling by any regulatory authority asserting jurisdiction with respect to such offering, suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and

     (h) at the request of FBA, furnish on the date or dates provided for in any underwriting agreement: (i) an opinion of counsel representing Surety for the purposes of such offering, addressed to the underwriters and to FBA, covering such matters as such underwriters and FBA may reasonably request; and (ii) a letter or letters from the independent certified public accountants of Surety, addressed to the underwriters and to FBA covering such matters as such underwriters of FBA may reasonably request, in which letters such accountants shall state (without limiting the generality of the foregoing) that they are independent certified public accountants and that, in the opinion of such accountants, the financial statements and other financial data of Surety included in the Registration Statement, as amended or supplemented, comply in all material respects with all applicable requirements.

     7. Public Offering Expenses. With respect to any offering in which Shares are to be sold by FBA pursuant to Section 5 hereof, Surety shall bear the following fees, costs, and expenses: all registration and filing fees, printing expenses, fees and disbursements of counsel and accountants for Surety, fees and disbursements of counsel for the underwriter or underwriters of such securities (if Surety and/or FBA are required to bear such fees and disbursements), and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities are to be offered. Fees and disbursements of counsel and accountants for FBA, underwriting discounts and commissions and transfer taxes exclusively for FBA and any other expenses incurred by FBA not expressly included above shall be borne by FBA.

     8. Public Offering Indemnities. In the event of any offering of Shares by FBA pursuant to Section 5 hereof:

     (i) Surety will indemnify and hold harmless FBA, any underwriter for FBA and each person, if any, who controls FBA or such underwriter from and against any and all loss, damage, liability, cost and expenses to which FBA or any such underwriter or controlling person may become subject under the Securities Act of 1933 (the "Securities Act") or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, however, that Surety will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by FBA, such underwriter or such controlling persons in writing specifically for use therein;

     (ii) FBA will indemnify and hold harmless Surety, any underwriter, and each person, if any, who controls Surety or such underwriter from and against any and all loss, damage, liability, cost or expense to which Surety or any such controlling person and/or any underwriter may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue or alleged untrue statement of any material fact contained in the Registration Statement, as amended or supplemented, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by FBA specifically for use in the preparation thereof;

     (iii) promptly after receipt by an indemnified party pursuant to the provisions of subsection (i) or (ii) of this
Section 8 of notice of the
commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph (i) or (ii), promptly notify the indemnifying party of the commencement thereof, but the omission to do so will not relieve the indemnifying party from any liability which it may have to any indemnified party (except to the extent that such omission materially prejudices the rights of the indemnifying party). In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any action include both the indemnified part and the indemnifying party and there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select separate counsel to participate in the defense of such action on its behalf. After notice from the indemnifying party to such indemnified party of its election so to assume the defense, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said subsection (i) or (ii) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence; (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action; or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party; and

     (iv) if recovery is not available under the foregoing indemnification provisions, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.

     9. Termination. The Option, to the extent not previously exercised, shall terminate upon the earliest to occur of

     (i)  immediately before the Effective Time;

     (ii) the expiration of three years after the Option first becomes exercisable in accordance with Section 2 hereof; and

     (iii) termination of the Reorganization Agreement in accordance with its terms prior to the occurrence of one or more Triggering Events.

     10. Fractional Shares. No fractional shares of Surety Common shall be issued upon exercise of the Option, but Surety shall instead remit to FBA in lieu thereof, in cash or by certified or official bank check, any portion of the total payment tendered by FBA pursuant to Section 3 hereof representing payment for a fractional share.

     11. Investment Representation. FBA represents and warrants to Surety that the Option is being acquired by FBA for its own account and not with a view to the public distribution thereof, and that neither the Option nor the Shares will be transferred except in one or more transactions conducted in compliance with any applicable laws regulating the offer and sale thereof.

     12. Specific Performance. Without limiting the availability of any other remedies, FBA and Surety specifically acknowledge that, in the event of a breach of this Agreement, the non-breaching party would not have an adequate remedy at law, and the parties intend that a non-breaching party shall be entitled to specific performance of the obligations of the other party pursuant to this Agreement.

     13. Substitute Option.(a) In the event that, prior to the termination of this Agreement, Surety shall enter into an agreement
(i) to consolidate with or merge into any person, other than FBA or an affiliate of FBA, and shall not be the continuing or surviving entity of such merger or consolidation, (ii) to permit any person, other than FBA or an affiliate of FBA, to merge into Surety and Surety shall be the continuing or surviving entity but, in connection with such merger or consolidation, the then outstanding shares of Surety Common shall be changed into or exchanged for stock or other securities of Surety or any other person or cash or any other property or then outstanding shares of Surety Common shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than FBA or an affiliate of FBA, then, in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option, at the election of FBA, of either (I) the Acquiring Corporation (as defined below), (II) any person that controls the Acquiring Corporation, or (III) in the case of a merger described in clause
(ii), Surety.

     (b)  For the purposes hereof, "Acquiring Corporation" means
(i) the continuing or surviving entity of a consolidation or merger with Surety (if other than Surety), (ii) Surety in a merger in which Surety is the continuing or surviving entity, and (iii) the transferee of all or substantially all of Surety's assets. The provisions of the remainder of this Agreement shall apply with appropriate adjustments to any securities for which the Option becomes exercisable pursuant to this Section 10.

     11. (a) Validity. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable, this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof, and the remaining provisions shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added as part of this Agreement a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be legal, valid and enforceable.

     (b) Entire Agreement. This Agreement, together with the Reorganization Agreement and the Merger Agreement, constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings, agreements in principle and other agreements among the parties relating to the subject matter hereof.

     (c) Notices. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States

Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

          If to FBA:          First Banks America, Inc. c/o First Banks, Inc.
                              11901 Olive Boulevard
                              Creve Coeur, Missouri 63141
                              Attention:  Mr. Allen H. Blake
                              Facsimile: (314) 567-3490

          with a copy to:     John S. Daniels
                              Attorney at Law
                              8117 Preston Road, Suite 800
                              Dallas, Texas 75225
                              Facsimile: (214) 692-0508

          if to Surety:       Surety Bank
                              116 Springstowne Center
                              Vallejo, California 94591
                              Attention: John A. DiMichele
                              Facsimile: (707) 554-9876

          with a copy to:     Kerry C. Smith, Esquire
                              Hovis, Smith, Stewart, Lipscomb & Cross, LLP
                              100 Pine Street, 21st Floor
                              San Francisco, California 94111
                              Facsimile: (415) 421-0320

or to such other address as any party may from time to time designate by notice to the others.

     (d) Governing Law. This Agreement shall be governed by the laws of the State of Texas and any applicable federal laws and regulations.

     (e) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

     (f)  Headings and Captions.  The captions of Articles and
Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

     (g) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party, except that FBA may assign its rights hereunder to any affiliate, and FBA may assign its rights in whole or in part after the occurrence of a Triggering Event; provided, however, that any such assignment shall be made in conformity with any statutes, rules and regulations governing a change in control of Surety, if applicable. Upon any permitted transfer of the Option or a portion thereof, FBA shall give prompt written notice thereof to Surety, and references to FBA in this Agreement shall thereafter be deemed to refer to the holder or holder of the Option.

     (h) Definitions. Capitalized terms which are used but not defined herein shall have the meanings given to such terms in the Reorganization Agreement.

     (i) No Rights as Shareholder. FBA shall not have any voting or other rights with respect to the Shares subject to the Option except to the extent that FBA has exercised the Option, and then only to the extent of the Shares as to which the Option has been exercised.

     In Witness Whereof, the parties have caused this instrument to be executed by their duly authorized officers as of the day first above written.


                                        FIRST BANKS AMERICA, INC.



                                        By:  /s/ James F. Dierberg
                                            -----------------------------------
                                             Chairman of the Board, Chief
                                             Executive Officer and President


                                        SURETY BANK



                                        By:  /s/ John A. DiMichele
                                            -----------------------------------
                                              President and Chief
                                              Executive Officer

                                     APPENDIX B

                      [LETTERHEAD OF BAXTER FENTRISS AND COMPANY]


                                      July 28, 1997


The Board of Directors
Surety Bank
116 Springstowne Center
Vallejo, CA 94591-5566


Dear Members of the Board:

Surety Bank, Vallejo, California ("Surety") and First Banks America, Inc., Houston, Texas, ("FBA") have entered into an agreement providing for the acquisition of Surety by FBA ("Acquisition"). The terms of the Acquisition are set forth in the Agreement and Plan of Reorganization dated July 28, 1997.

The terms of the Acquisition provide that, with the possible exception of those shares as to which dissenter's rights may be perfected, each common share of Surety will be converted into the right to receive either $36.12 per share in cash or $38.12 per share in market value of FBA common stock ("Consideration"), subject to certain adjustments. The terms of the Acquisition also provide that each preferred share of Surety (convertible into 0.8507 shares of common stock per the terms of the Surety preferred stock issue) will be converted on a pro rata basis, subject to certain adjustments.

You have asked our opinion as to whether the proposed transaction, pursuant to the terms of the Acquisition, is fair to the respective common and preferred shareholders of Surety from a financial point of view.

In rendering our opinion, we have evaluated the consolidated financial statements of Surety and FBA available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared Surety and FBA from a financial point of view to the other financial institutions; (b) considered the historical market price of the common stock of Surety and FBA; (c) compared the terms of the Acquisition and the terms of other comparable transactions to the extent information concerning such acquisitions was publicly available; (d) reviewed the Agreement and Plan of Reorganization and related documents; and (e) made such other analyses and examinations as we deemed necessary. We also discussed with the various senior officers of Surety and FBA the foregoing as well as other matters that may be relevant.

We have not independently verified the financial and other information concerning Surety, or FBA, or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Surety and FBA as they exist and are known to us as of June 30, 1997.

We have acted as financial advisor to Surety in connection with the Acquisition and will receive from Surety a fee for our services, a significant portion of which is contingent upon the consummation of the Acquisition.

It is understood that this opinion may be included in its entirety in any communication by Surety or the Board of Directors to the stockholders of Surety. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based on the foregoing, and subject to the limitations described above, we are of the opinion that the terms of the Acquisition are fair to the common and preferred shareholders of Surety from a financial point of view.


Sincerely,



/s/ Baxter Fentriss and Company
-------------------------------
Baxter Fentriss and Company

                                  APPENDIX C

         SECTIONS 1300-1312 OF THE CALIFORNIA GENERAL CORPORATION LAW


Section 1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and
(b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

      (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

      (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

      (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
(A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

      (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

      (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

      (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

Section 1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

      (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

      (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

Section 1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Section 1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

      (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

Section 1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

      (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

      (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

Section 1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

      (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

      (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

      (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

      (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

Section 1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

Section 1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

Section 1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

Section 1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

      (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

      (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

      (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

      (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

Section 1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

Section 1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

Section 1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision
(b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

      (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

      (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and offices. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under FBA's Restated Certificate of Incorporation, By-Laws, any agreement or otherwise.

      Reference is made to Article X of FBA's By-Laws, which provides for indemnification of directors, officers, employees and agents of FBA under certain circumstances. The provisions of such By-Laws and Section 145 of the Delaware General Corporation Law may be sufficiently broad to indemnify FBA's directors, officers, employees and agents for certain liabilities arising under the Securities Act.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FBA pursuant to the foregoing provisions, FBA has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


Item 21. Exhibits and Financial Statement Schedules

      (a) Exhibits

          An index to Exhibits appears at pages II-6 through II-8 hereof.


      (b) Financial Statement Schedules.

          Not applicable.


Item 22. Undertakings.

The undersigned registrant hereby undertakes:

      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      The undersigned registrant further undertakes:

      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      The undersigned registrant further undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      The undersigned registrant further undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Sec.230.415), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement-Prospectus pursuant to Items 4, 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of October, 1997.



                          FIRST BANKS AMERICA, INC.



                          By:    /s/ James F. Dierberg
                               ----------------------------------------------
                               James F. Dierberg
                               Chairman of the Board, Chief Executive Officer
                                and President



                          By:    /s/  Allen H. Blake
                               ----------------------------------------------
                               Allen H. Blake
                               Chief Financial Officer, Principal Accounting Officer and Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                      Title               Date

/s/  Charles A Crocco, Jr.<F*>        Director         October 15, 1997
---------------------------------
Charles A. Crocco, Jr.

/s/ Edward T. Story, Jr.  <F*>        Director         October 15, 1997
---------------------------------
Edward T. Story, Jr.

/s/ Mark T. Turkcan       <F*>        Director         October 15, 1997
---------------------------------
Mark T. Turkcan

/s/ Donald W. Williams    <F*>        Director         October 15, 1997
---------------------------------
Donald W. Williams


<F*> By Allen H. Blake, Attorney-in-fact

                                 EXHIBIT INDEX
EXHIBIT NUMBER                          DESCRIPTION
--------------------------------------------------------------------------------
     2(a)      Agreement and Plan of Reorganization dated July 28, 1997, by and between First Banks America, Inc. ("FBA" or the "Company")
               and Surety Bank (included as Appendix A-1 to the Proxy
               Statement-Prospectus and hereby incorporated by reference)

     2(b)      Stock Option Agreement dated July 28, 1997, by and between
               First Banks America, Inc. and Surety Bank (included as Appendix
               A-2 to the Proxy Statement-Prospectus and hereby incorporated by reference)

     3(a)      Restated Certificate of Incorporation of the Company effective
               August 31, 1995 (filed as Exhibit 3(a) to Quarterly Report on
               Form 10-Q for the quarter ended September 30, 1995 and incorporated herein by reference).

     3(b)      Amended and Restated By-Laws of the Company (as amended April
               21, 1995) (filed as Exhibit 3(b) to Quarterly Report on Form
               10-Q for the quarter ended March 31, 1995 and incorporated herein by reference).

     4(a)      Specimen Stock Certificate for Common Stock (filed as Exhibit
               1.01 to the Company's Amendment No. 1 to Form 8-A on Form 8, dated September 4, 1987, and incorporated herein by reference).

       5 Opinion of John S. Daniels, counsel to FBA, with respect to the legality of the securities registered--previously filed.

       8       Opinion of Lewis, Rice & Fingersh, L.C., special tax counsel to
               FBA, with respect to certain tax matter--previously filed.

     10(a)     BancTEXAS Group Inc. 1990 Stock Option Plan (as amended July
               22, 1993) (filed as Exhibit 10(c) to the Company's Quarterly
               Report on Form 10-Q for the quarter ended June 30, 1993, and incorporated herein by reference).

     10(b)     1993 Directors' Stock Bonus Plan (filed as Exhibit 10(k) to the
               Company's Quarterly Report on Form 10-Q for the quarter ended
               June 30, 1993 and incorporated herein by reference).

     10(c)     Stock Purchase and Operating Agreement by and between First
               Banks, Inc., a Missouri Corporation and the Company, dated May
               19, 1994 (filed as Exhibit 10(d) to the Company's Quarterly
               Report on Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

     10(d)     Management Agreement by and between First Banks, Inc. and
               BankTEXAS N.A., dated November 17, 1994 (filed as Exhibit 10 (h) to the Annual Report on Form 10-K for the year ended December
               31, 1994 and incorporated herein by reference).

                                    II-6

     10(e) Data Processing Agreement by and between FirstServ, Inc. (a subsidiary of First Banks, Inc.) and BankTEXAS N.A., dated
               December 1, 1994 (filed as Exhibit 10(i) to the Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

     10(f)     Financial Management Policy by and between First Banks, Inc.
               and the Company, dated September 15, 1994 (filed as Exhibit
               10(j) to the Annual Report on Form 10-K for the year ended
               December 31, 1994 and incorporated herein by reference).

     10(g)     Federal Funds Agency Agreement by and between First Banks, Inc.
               and the Company, dated September 15, 1994 (filed as Exhibit
               10(k) to the Annual Report on Form 10-K for the year ended
               December 31, 1994 and incorporated herein by reference).

     10(h)     Funds Management Policy by and between First Banks, Inc. and
               BancTEXAS, N.A., dated September 15, 1994 (filed as Exhibit
               10(l) to the Annual Report on Form 10-K for the year ended
               December 31, 1994 and incorporated herein by reference).

     10(i) Revolving Credit Agreement dated October 31, 1996 by and between the Company and First Banks, Inc. (filed as Exhibit
               10(k) to the Company's Current Report on Form 8-K dated
               November 18, 1996 and incorporated herein by reference).

     10(j)     Management Services Agreement by and between First Banks, Inc.
               and Sunrise Bank of California dated December 16, 1996 (filed as Exhibit 10(j) to FBA's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

     10(k)     Service Agreement by and between FirstServ, Inc. and Sunrise
               Bank of California (relating to data processing services) dated
               November 21, 1996 (filed as Exhibit 10(k) to FBA's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

     10(l)     Federal Funds Agency Agreement by and between First Banks, Inc.
               and Sunrise Bank of California dated November 19, 1996 (filed as Exhibit 10(l) Annual Report on Form 10-K for the year ended
               December 31, 1996 and incorporated herein by reference).

     10(m)     Funds Management Policy by and between First Banks, Inc. and
               Sunrise Bank of California dated November 19, 1996 (filed as
               Exhibit 10(m) Annual Report on Form 10-K for the year ended
               December 31, 1996 and incorporated herein by reference).

     13(a)     1996 Annual Report to Stockholders--incorporated by reference.

     13(b) Form 10-Q for the quarter ended March 31, 1997--incorporated by reference.

                                    II-7

     13(c) Form 10-Q for the quarter ended June 30, 1997--incorporated by reference.

      21 Subsidiaries of the Company--(filed as Exhibit 21 to the Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference)

     23(a)     Consent of KPMG Peat Marwick LLP--filed herewith.

     23(b)     Consent of Perry-Smith & Co.--previously filed.

     23(c)     Consent of John S. Daniels--included in opinion filed as
               Exhibit 5 to this Registration Statement.

     23(d) Consent of Lewis, Rice & Fingersh, L.C.--included in opinion filed as Exhibit 8 to this Registration Statement.

     99(a)     Consent of Baxter Fentriss and Company -- previously filed

     99(b)     Form of Proxy--filed herewith.


                                    II-8